Exhibit 99.2

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Separate Financial Statements

December 31, 2025 and 2024

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Index

December 31, 2025 and 2024

Independent Auditor’s Report

(English Translation of a Report Originally Issued in Korean)

To the Board of Directors and Shareholders of Kookmin Bank

Opinion

We have audited the separate financial statements of Kookmin Bank(the “Company”) which comprise the separate statements of financial position as at December 31, 2025 and 2024, and the separate statements of comprehensive income, separate statements of changes in equity and separate statements of cash flows for the years then ended, and notes to the separate financial statements, including material accounting policy information.

In our opinion, the accompanying separate financial statements present fairly, in all material respects, the separate financial position of Kookmin Bank as at December 31, 2025 and 2024, and its separate financial performance and its separate cash flows for the years then ended in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS).

Basis for Opinion

We conducted our audits in accordance with Korean Standards on Auditing. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements of the Republic of Korea that are relevant to our audit of the separate financial statements and we have fulfilled our other ethical responsibilities in accordance with the ethical requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Other Matter

Auditing standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to audit such separate financial statements may differ from those generally accepted and applied in other countries.

Responsibilities of Management and Those Charged with Governance for the separate Financial Statements

Management is responsible for the preparation and fair presentation of the separate financial statements in accordance with Korean IFRS, and for such internal control as management determines is necessary to enable the preparation of separate financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the separate financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s Responsibilities for the Audit of the separate Financial Statements

Our objectives are to obtain reasonable assurance about whether the separate financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Korean Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these separate financial statements.

As part of an audit in accordance with Korean Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the separate financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the separate financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the separate financial statements, including the disclosures, and whether the separate financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

/s/ Samil PricewaterhouseCoopers

Seoul, Korea

March 6, 2026

This report is effective as of March 6, 2026, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying separate financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Separate Statements of Financial Position

December 31, 2025 and 2024

(In millions of Korean won)	Notes	December 31, 2025		December 31, 2024
Assets
Cash and due from financial institutions	4,6,7,36	~~W~~	23,707,487	~~W~~	20,846,044
Financial assets at fair value through profit or loss	4,6,8,12		22,458,493		19,079,152
Derivative financial assets	4,6,9		6,874,862		10,245,473
Loans measured at amortized cost	4,6,8,10,11		414,228,658		396,390,232
Financial investments	4,6,8,12		77,724,462		79,649,271
Investments in associates and subsidiaries	13,38		3,256,612		3,048,839
Property and equipment	14		3,555,567		3,865,847
Investment property	14		137,247		125,014
Intangible assets	15		329,846		362,885
Net defined benefit assets	23		236,198		163,892
Current income tax assets	32		359,368		316,176
Assets held for sale	17		83,231		28,325
Other assets	4,6,18		10,640,522		9,475,233

Total assets		~~W~~	563,592,553	~~W~~	543,596,383

Liabilities
Financial liabilities at fair value through profit or loss	4,6	~~W~~	420,329	~~W~~	159,212
Derivative financial liabilities	4,6,9		6,003,089		9,843,824
Deposits	4,6,19		423,627,466		406,134,828
Borrowings	4,6,20		31,182,772		30,674,711
Debentures	4,6,21		34,325,944		33,400,288
Provisions	22		786,926		535,833
Net defined benefit liabilities	23		578		514
Current income tax liabilities	32		9,379		9,837
Deferred income tax liabilities	16,32		510,003		555,086
Other liabilities	4,6,24,30		28,014,152		24,936,057

Total liabilities			524,880,638		506,250,190

Equity
Capital stock	25		2,021,896		2,021,896
Hybrid securities	25		1,065,612		1,065,612
Capital surplus	25		5,134,745		5,134,745
Accumulated other comprehensive income	25,34		261,269		444,493
Retained earnings	25,33,34		30,228,393		28,679,447
(Provision of regulatory reserve for credit losses
December 31, 2025 : ~~W~~ 2,373,255 million
December 31, 2024 : ~~W~~ 2,401,691 million)
(Amounts estimated to be appropriated(reserved)
December 31, 2025 : ~~W~~ 246,804 million
December 31, 2024 : ~~W~~ (28,436) million)

Total equity			38,711,915		37,346,193

Total liabilities and equity		~~W~~	563,592,553	~~W~~	543,596,383

The above separate interim statements of financial position should be read in conjunction with the accompanying notes.

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Separate Statements of Comprehensive Income

Years Ended December 31, 2025 and 2024

(In millions of Korean won)	Notes	2025		2024
Interest income		~~W~~	20,187,292	~~W~~	21,646,983
Interest income from financial instruments at fair value through other comprehensive income and amortized cost			19,813,058		21,330,645
Interest income from financial instruments at fair value through profit or loss			374,234		316,338
Interest expense			(10,357,562)		(12,057,223)

Net interest income	26		9,829,730		9,589,760

Fee and commission income			1,634,005		1,522,676
Fee and commission expense			(407,728)		(403,196)

Net fee and commission income	27		1,226,277		1,119,480

Net gains on financial instruments at fair value through profit or loss	28		994,295		728,143

Net other operating expenses	29		(1,375,197)		(1,528,598)

General and administrative expenses	14,15,23,30,39		(4,231,968)		(4,237,830)

Operating income before provision for credit losses			6,443,137		5,670,955

Provision for credit losses	7,11,12,18,22		(742,123)		(417,081)

Net operating income			5,701,014		5,253,874
Net non-operating income (expenses)	31		(41,697)		(1,104,866)

Profit before income tax expense			5,659,317		4,149,008
Income tax expense	32		(1,435,301)		(1,075,412)

Profit for the year			4,224,016		3,073,596

(Adjusted profit after provision of regulatory reserve for credit losses	25
December 31, 2025 : ~~W~~ 3,977,212 million
December 31, 2024 : ~~W~~ 3,102,032 million
Items that will not be reclassified to profit or loss:
Remeasurements of net defined benefit liabilities	23		15,481		(43,807)
Gains (losses) on equity securities at fair value through other comprehensive income			79,746		(272,923)
Items that may be subsequently reclassified to profit or loss:
Currency translation differences			2,124		4,750
Gains (losses) on debt securities at fair value through other comprehensive income			(255,127)		209,114
Gain (losses) on cash flow hedging instruments	9		(23,129)		1,140

Other comprehensive income (expense) for the year, net of tax	34		(180,905)		(101,726)

Total comprehensive income for the year		~~W~~	4,043,111	~~W~~	2,971,870

The above separate interim statements of comprehensive income should be read in conjunction with the accompanying notes.

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Separate Statements of Changes in Equity

Years Ended December 31, 2025 and 2024

(In millions of Korean won)	Capital stock		Hybrid securities		Capital surplus		Accumulated other comprehensive income (loss)		Retained earnings		Total equity
Balance as of January 1, 2024	~~W~~	2,021,896	~~W~~	1,282,935	~~W~~	5,220,031	~~W~~	542,107	~~W~~	27,148,267	~~W~~	36,215,236

Comprehensive income for the year
Profit for the year		—		—		—		—		3,073,596		3,073,596
Remeasurements of net defined benefit liabilities		—		—		—		(43,807)		—		(43,807)
Losses on equity securities at fair value through other comprehensive income		—		—		—		(268,811)		(4,112)		(272,923)
Currency translation differences		—		—		—		4,750		—		4,750
Gains on debt securities at fair value through other comprehensive income		—		—		—		209,114		—		209,114
Gains on cash flow hedging instruments		—		—		—		1,140		—		1,140

Total comprehensive income for the year		—		—		—		(97,614)		3,069,484		2,971,870

Transactions with the shareholder
Dividends		—		—		—		—		(1,467,896)		(1,467,896)
Issuance of hybrid securities		—		357,200		—		—		—		357,200
Redemption of hybrid securities		—		(574,523)		(85,286)		—		—		(659,809)
Dividends on hybrid securities		—		—		—		—		(70,408)		(70,408)

Total transactions with the shareholder		—		(217,323)		(85,286)		—		(1,538,304)		(1,840,913)

Balance as of December 31, 2024	~~W~~	2,021,896	~~W~~	1,065,612	~~W~~	5,134,745	~~W~~	444,493	~~W~~	28,679,447	~~W~~	37,346,193

Balance as of January 1, 2025	~~W~~	2,021,896	~~W~~	1,065,612	~~W~~	5,134,745	~~W~~	444,493	~~W~~	28,679,447	~~W~~	37,346,193

Comprehensive income for the year
Profit for the year		—		—		—		—		4,224,016		4,224,016
Remeasurements of net defined benefit liabilities		—		—		—		15,481		—		15,481
Gains on equity securities at fair value through other comprehensive income		—		—		—		77,427		2,319		79,746
Currency translation differences		—		—		—		2,124		—		2,124
Losses on debt securities at fair value through other comprehensive income		—		—		—		(255,127)		—		(255,127)
Losses on cash flow hedging instruments		—		—		—		(23,129)		—		(23,129)

Total comprehensive income for the year		—		—		—		(183,224)		4,226,335		4,043,111

Transactions with the shareholder
Dividends		—		—		—		—		(1,625,604)		(1,625,604)
Interim dividends		—		—		—		—		(1,002,860)		(1,002,860)
Dividends on hybrid securities		—		—		—		—		(48,925)		(48,925)

Total transactions with the shareholder		—		—		—		—		(2,677,389)		(2,677,389)

Balance as of December 31, 2025	~~W~~	2,021,896	~~W~~	1,065,612	~~W~~	5,134,745	~~W~~	261,269	~~W~~	30,228,393	~~W~~	38,711,915

The above separate interim statements of changes in equity should be read in conjunction with the accompanying notes.

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Separate Statements of Cash Flows

Years Ended December 31, 2025 and 2024

(in millions of Korean won)	Notes	2025		2024
Cash flows from operating activities
Profit for the year		~~W~~	4,224,016	~~W~~	3,073,596

Adjustment for non-cash items
Net gains on financial instruments at fair value through profit or loss			(564,254)		(697,120)
Net losses (gains) on derivative financial investments for hedging purposes			(5,437)		2,249
Provision for credit losses			742,123		417,081
Net gains on financial investments			(115,897)		(52,954)
Losses (gains) on associates and subsidiaries			(207,500)		245,504
Depreciation and amortization expense			527,743		551,810
Other net losses (gains) on property and equipment/intangible assets			(179,224)		13,628
Share-based payment			58,347		52,198
Post-employment benefits			138,768		122,088
Net interest expense (income)			153,739		(16,233)
Losses on foreign currency translation			115,384		1,063,769
Other expenses			69,199		858,721

			732,991		2,560,741

Changes in operating assets and liabilities
Financial assets at fair value through profit or loss			(2,922,069)		(1,463,774)
Derivative financial instrument			518,627		177,869
Loans measured at amortized cost			(19,717,476)		(19,894,154)
Current income tax assets			(43,192)		(91,154)
Other assets			(1,340,121)		766,068
Financial liabilities at fair value through profit or loss			135,553		23,953
Deposits			18,136,191		22,597,090
Deferred income tax liabilities			11,339		182,824
Other liabilities			1,048,031		(3,607,043)

			(4,173,117)		(1,308,321)

Net cash inflow from operating activities			783,890		4,326,016

Cash flows from investing activities
Net cash flows from derivative financial instrument for hedging purposes			4,467		29,389
Disposal of financial assets at fair value through profit or loss			14,141,282		8,326,841
Acquisition of financial assets at fair value through profit or loss			(14,853,206)		(8,336,415)
Disposal of financial investments			39,119,631		34,408,036
Acquisition of financial investments			(37,202,690)		(35,829,896)
Disposal of investments in associates and subsidiaries			51,376		58,708
Acquisition of investments in associates and subsidiaries			(51,650)		(76,202)
Disposal of property and equipment			14,913		1,858
Acquisition of property and equipment			(125,818)		(178,124)
Disposal of intangible assets			3,377		4,619
Acquisition of intangible assets			(48,446)		(34,798)
Others			304,449		(22,969)

Net cash inflow (outflow) from investing activities			1,357,685		(1,648,953)

Cash flows from financing activities
Net cash flows from derivative financial instrument for hedging purposes			(47,407)		(16,790)
Increase(decrease) in borrowings			933,360		(5,311,971)
Increase in debentures			16,361,144		17,074,514
Decrease in debentures			(15,770,939)		(15,012,586)
Payment of dividends			(2,628,464)		(1,467,896)
Increase in other payables to trust accounts			2,477,392		106,120
Issuance of hybrid securities			—		357,200
Redemption of hybrid securities			—		(690,400)
Others			(529,822)		(296,896)

Net cash inflow(outflow) from financing activities			795,264		(5,258,705)

Effect of exchange rate changes on cash and cash equivalents			(53,809)		1,019,913

Net increase(decrease) in cash and cash equivalents			2,883,030		(1,561,729)
Cash and cash equivalents at the beginning of the year	36		19,800,690		21,362,419

Cash and cash equivalents at the end of the year	36	~~W~~	22,683,720	~~W~~	19,800,690

The above separate interim statements of cash flows should be read in conjunction with the accompanying notes.

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

1. The Bank

Kookmin Bank (the “Bank”) was incorporated in 1963 under the Citizens National Bank Act to provide banking services to the general public and to small and medium-sized enterprises. Pursuant to the Repeal Act of the Citizens National Bank Act, effective January 5, 1995, the Bank’s status changed to a financial institution which operates under the Banking Act and Commercial Act.

The Bank merged with Korea Long Term Credit Bank on December 31, 1998, and with its subsidiaries, Daegu, Busan, Jeonnam Kookmin Mutual Savings & Finance Co., Ltd., on August 22, 1999. Pursuant to the directive from the Financial Services Commission related to the Structural Improvement of the Financial Industry Act in 1998, the Bank acquired certain assets, including performing loans, and assumed most of the liabilities of Daedong Bank on June 29, 1998. Also, the Bank completed the merger with Housing and Commercial Bank (“H&CB”) on October 31, 2001, and merged with Kookmin Credit Card Co., Ltd., a majority-owned subsidiary, on September 30, 2003. Meanwhile, the Bank spun off its credit card business segment on February 28, 2011, and KB Kookmin Card Co., Ltd. became a subsidiary of KB Financial Group Inc.

The Bank listed its shares on the Stock Market Division of the Korea Exchange (“KRX”) in September 1994. As a result of the merger with H&CB, the shareholders of the former Kookmin Bank and H&CB received new common shares of the Bank which were relisted on the KRX on November 9, 2001. In addition, H&CB listed its American Depositary Shares (“ADS”) on the New York Stock Exchange (“NYSE”) on October 3, 2000, prior to the merger. Following the merger with H&CB, the Bank listed its ADS on the NYSE on November 1, 2001. The Bank became a wholly owned subsidiary of KB Financial Group Inc. through a comprehensive stock transfer on September 29, 2008. Subsequently, the Bank’s shares and its ADS, each listed on the KRX and the NYSE, were delisted on October 10, 2008 and September 26, 2008, respectively. As of December 31, 2025, the Bank’s paid-in capital is ~~W~~ 2,021,896 million.

The Bank engages in the banking business in accordance with the Banking Act, trust business in accordance with the Financial Investment Services and Capital Markets Act, mobile virtual network business in accordance with Special Act on Support for Financial Innovation, and other relevant businesses. As of December 31, 2025, the Bank operates its Seoul headquarters and 771 domestic branches, and 11 overseas branches (excluding 5 subsidiaries).

2. Basis of Preparation

2.1 Application of Korean IFRS

The Bank maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“Korean IFRS”). The accompanying separate financial statements have been translated into English from the Korean language separate financial statements.

The separate financial statements of the Bank have been prepared in accordance with Korean IFRS.

Korean IFRS are the standards and related interpretations issued by the International Accounting Standards Board (“IASB”) that have been adopted by the Republic of Korea.

The preparation of the separate financial statements requires the use of certain critical accounting estimates. Management also needs to exercise judgment in applying the Bank’s accounting policies. The areas that require a more complex and higher level of judgment or areas that require significant assumptions and estimations are disclosed in Note 2.4.

The separate financial statements have been prepared in accordance with Korean IFRS No.1027 Separate Financial Statements.

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

2.1.1 The Bank has applied the following amended standards for the first time for its annual reporting period commencing January 1, 2025.

- Amendments of Korean IFRS No.1021 “The Effects of Changes in Foreign Exchange Rates” and Korean IFRS No.1101 “First-time Adoption of International Financial Reporting Standards”—Lack of exchangeability

The amendments require the Bank to determine a spot exchange rate when exchangeability is lacking, and to disclose information on the nature and financial effects of the currency not being exchangeable into the other currency, the spot exchange rate(s) used, the estimation process, and the risks to which the Bank is exposed. These amendments do not have a significant impact on the financial statements.

2.1.2 The following new and amended standards have been published that are not mandatory for December 31, 2025 reporting period and have not been adopted by the Bank.

- Amendments of Korean IFRS No.1109 “Financial Instruments” and No.1107 “Financial Instruments: Disclosures”

The amendments respond to recent questions arising in practice. The amendments will be applicable from the accounting year beginning on or after January 1, 2026, and early adoption is permitted. The main changes are as follows. The Bank is reviewing the impact of these amendments on the financial statements. These amendments do not have a significant impact on the financial statements.

•	allow the consideration of a financial liability as settled (derecognized) through an electronic payment system before the settlement date if certain criteria are met;

•	clarify and provide additional guidance for assessing whether a financial asset meets the solely payments of principal and interest (SPPI) criterion;

•	disclose the impact of contractual terms that change the timing or amount of cash flows on the company, as well as the extent of the company’s exposure, for each type of financial instrument;

•	update the disclosures for equity instruments designated at fair value through other comprehensive income (FVOCI).

- Korean IFRS Accounting Standards Annual Improvements Volume 11

Korean IFRS Accounting Standards Annual Improvements Volume 11 will be effective for annual reporting periods beginning on or after January 1, 2026. These amendments do not have a significant impact on the financial statements.

•	Korean IFRS No.1101 “First-time adoption of International Financial Reporting Standards”: Hedge accounting by a first-time adopter

•	Korean IFRS No.1107 “Financial Instruments: Disclosures”: Gain or loss on derecognition, Application guidance

•	Korean IFRS No.1109 “Financial Instruments”: Derecognition of lease liabilities, Definition of transaction price

•	Korean IFRS No.1110 “Consolidated Financial Statements”: Determination of a ‘de facto agent’

•	Korean IFRS No.1007 “Statement of Cash Flows”: Cost method

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

2.1.2 The following new and amended standards have been published that are not mandatory for December 31, 2025 reporting period and have not been adopted by the Bank. (cont’d)

- Korean IFRS No.1118 Presentation and Disclosures in Financial Statements

Korean IFRS No.1118 replaces Korean IFRS No.1001, carrying forward many of the requirements in Korean IFRS No.1001 unchanged and complementing them with new requirements. In addition, some paragraphs from Korean IFRS No.1001 have been moved to Korean IFRS No.1008 and Korean IFRS No.1107. Furthermore, minor amendments have been made to Korean IFRS No.1007 and Korean IFRS No.1033 Earnings per Share.

Korean IFRS No.1118 introduces new requirements to:

•	Present specified categories and defined subtotals in the statement of profit or loss

•	Provide disclosures on management-defined performance measures (MPMs) in the notes to the financial statements

•	Improve aggregation and disaggregation.

The Bank is required to apply Korean IFRS No.1118 for annual reporting periods beginning on or after January 1, 2027, with earlier application permitted. The amendments to Korean IFRS No.1007 and Korean IFRS No.1033, as well as the revised Korean IFRS No.1008 and Korean IFRS No.1107, become effective when The Bank applies Korean IFRS No.1118. Korean IFRS No.1118 requires retrospective application with specific transition provisions. The Bank is reviewing the impact of these amendments on the financial statements.

2.2 Measurement Basis

The separate financial statements have been prepared based on the historical cost accounting model unless otherwise specified.

2.3 Functional and Presentation Currency

Items included in the financial statements of the Bank are measured using the currency of the primary economic environment in which the Bank operates (“functional currency”). The separate financial statements are presented in Korean won, which is the Bank’s functional and presentation currency.

2.4 Critical Accounting Estimates

The Bank applies accounting policies and uses judgments, accounting estimates, and assumptions that may have a significant impact on the assets (liabilities) and incomes (expenses) in preparing the separate financial statements. Management’s estimates of outcomes may differ from actual outcomes if management’s estimates and assumptions based on management’s best judgment are different from the actual environment.

Estimates and underlying assumptions are continually evaluated, and changes in accounting estimates are recognized in the period in which the estimates are changed and in any future periods affected.

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

Uncertainties in estimates and assumptions with significant risks that may result in material adjustments to the separate financial statements are as follows:

2.4.1 Income taxes

As the income taxes on the Bank’s taxable income is calculated by applying the tax laws of various countries and the decisions of tax authorities, there is uncertainty in calculating the final tax effect.

2.4.2 Fair value of financial instruments

The fair value of financial instruments where no active market exists or where quoted prices are not otherwise available is determined by using valuation techniques. Financial instruments, which are not actively traded in the market and those with less transparent market prices, will have less objective fair values and require broad judgment on liquidity, concentration, uncertainty in market factors, assumptions in fair value determination, and other risks.

As described in the significant accounting policies in Note 3.3 Recognition and Measurement of Financial Instruments, diverse valuation techniques are used to determine the fair value of financial instruments, from generally accepted market valuation models to internally developed valuation models that incorporate various types of assumptions and variables.

2.4.3 Allowances and provisions for credit losses

The Bank recognizes and measures allowances for credit losses of debt instruments measured at amortized cost and debt instruments measured at fair value through other comprehensive income. Also, the Bank recognizes and measures provisions for credit losses of acceptances and guarantees, and unused loan commitments. Accuracy of allowances and provisions for credit losses is dependent upon estimation of expected cash flows of the borrower subject to individual assessment of impairment, and upon assumptions and variables of model used in collective assessment of impairment and estimation of provisions for credit losses of acceptances and guarantees, and unused loan commitments.

- Allowances and provisions for credit losses (Allowances, acceptances and guarantees, and unused commitments)

Economic uncertainty persists due to government regulations affecting the real estate market and the downturn in the construction sector driven by oversupply, while prolonged high interest rates increase repayment burdens and may lead to a deterioration in asset quality. Accordingly, the Bank has reflected the potential impact on expected credit losses though a management overlay, based on a comprehensive review of vulnerable sectors in the event that COVID-19 related support measures expire. In addition, the Bank estimates relevant risk parameters based on a holistic review and incorporates forward-looking economic information into those parameters. The Bank will continue to monitor the impact of economic uncertainty and government policies on expected credit losses. Further details of the impact on expected credit losses are presented in Note 11.1 Changes in allowances for credit losses of loans measured at amortized cost and Note 22.2 Changes in provisions for credit losses of unused loan commitments, and acceptances and guarantees.

2.4.4 Net defined benefit asset (liability)

The present value of the net defined benefit asset(liability) is affected by changes in the various factors determined by the actuarial method.

2.4.5 Impairment of goodwill

The recoverable amounts of cash-generating units are determined based on value-in-use calculations to test whether impairment of goodwill has occurred.

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

3. Material Accounting Policies

The principal accounting policies applied in the preparation of these separate financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

3.1 Investments in Associates and Subsidiaries

Associates are entities over which the Bank has significant influence over the financial and operating policy decisions. Generally, if the Bank holds 20% or more of the voting power of the investee, it is presumed that the Bank has significant influence.

Subsidiaries are companies that are controlled by the Bank. The Bank controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Also, the existence and effects of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Bank controls the investee. Subsidiaries are fully consolidated from the date when control is transferred to the Bank and de-consolidated from the date when control is lost.

Investments in associates and subsidiaries are accounted for at cost in accordance with Korean IFRS No.1027. However, beneficiary certificates in private equity fund which is consolidated is classified as financial assets at fair value through profit or loss in accordance with Korean IFRS No.1109 and measured at fair value in accordance with Korean IFRS No.1113.

The Bank determines at each reporting period whether there is any objective evidence that the investments in the associates and subsidiaries that are accounted for by cost method are impaired. If this is the case, the Bank calculates the amount of impairment as the difference between the recoverable amount of the associate or subsidiary and its carrying amount and recognizes the amount as non-operating expenses in the statement of comprehensive income.

3.2 Foreign Currency

3.2.1 Foreign currency transactions

A foreign currency transaction is recorded, at initial recognition in the functional currency, by applying to the foreign currency amount the spot exchange rate between the functional currency and the foreign currency at the date of the transaction. At the end of each reporting period, foreign currency monetary items are translated using the closing rate which is the spot exchange rate at the end of the reporting period. Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rate at the date when the fair value was measured and non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

Except for the exchange differences for the net investment in a foreign operation and the financial liability designated as a hedging instrument of net investment, exchange differences arising on the settlement of monetary items or on translating monetary items are recognized in profit or loss. When a gain or loss on a non-monetary item is recognized in other comprehensive income, any exchange component of that gain or loss is recognized in other comprehensive income. Conversely, when a gain or loss on a non-monetary item is recognized in profit or loss, any exchange component of that gain or loss is recognized in profit or loss.

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

3.2.2 Foreign operations

The results and financial position of a foreign operation, whose functional currency differs from the Bank’s presentation currency, are translated into the Bank’s presentation currency based on the following procedures.

If the functional currency of a foreign operation is not the currency of a hyperinflationary economy, assets and liabilities for each statement of financial position presented (including comparatives) are translated at the closing rate at the end of the reporting period, income and expenses for each statement of comprehensive income presented (including comparatives) are translated using the average exchange rates for the period. All resulting exchange differences are recognized in other comprehensive income.

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of that foreign operation are treated as assets and liabilities of the foreign operation. Thus, they are expressed in the functional currency of the foreign operation and are translated into the presentation currency at the closing rate.

On the disposal of a foreign operation, the cumulative amount of the exchange differences relating to that foreign operation, recognized in other comprehensive income and accumulated in the separate component of equity, is reclassified from equity to profit or loss (as a reclassification adjustment) when the gain or loss on disposal is recognized. On the partial disposal of a subsidiary that includes a foreign operation, the Bank re-attributes the proportionate share of the cumulative amount of the exchange differences recognized in other comprehensive income to the non-controlling interests in that foreign operation. In any other partial disposal of a foreign operation, the Bank reclassifies to profit or loss only the proportionate share of the cumulative amount of the exchange differences recognized in other comprehensive income.

3.2.3 Translation of the net investment in a foreign operation

A monetary item that is receivable from or payable to a foreign operation, for which settlement is neither planned nor likely to occur in the foreseeable future is, in substance, a part of the Bank’s net investment in that foreign operation. The foreign currency difference arising from that monetary item is recognized in other comprehensive income and shall be reclassified to profit or loss on disposal of the net investment.

3.3 Recognition and Measurement of Financial Instruments

3.3.1 Initial recognition

The Bank recognizes a financial asset or a financial liability in its statement of financial position when the Bank becomes party to the contractual provisions of the instrument. A regular way purchase or sale of financial assets (a purchase or sale of a financial asset under a contract whose terms require delivery of the asset within the time frame established generally by regulation or convention in the marketplace concerned) is recognized and derecognized using trade date accounting.

For financial reporting purpose, the Bank classifies (a) financial assets as financial assets at fair value through profit or loss, financial assets at fair value through other comprehensive income, or financial assets at amortized cost and (b) financial liabilities as financial liabilities at fair value through profit or loss, or other financial liabilities. These classifications are based on the business model for managing financial instruments and the contractual cash flow characteristics of the financial instrument at initial recognition.

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

At initial recognition, a financial asset or financial liability is measured at its fair value plus or minus, in the case of a financial asset or financial liability not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability. The fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The fair value of a financial instrument on initial recognition is normally the transaction price (that is, the fair value of the consideration given or received) in an arm’s length transaction.

3.3.2 Subsequent measurement

After initial recognition, financial instruments are measured at amortized cost or fair value based on classification at initial recognition.

3.3.2.1 Amortized cost

The amortized cost of a financial asset or financial liability is the amount at which the financial asset or financial liability is measured at initial recognition minus the principal repayments, plus or minus the cumulative amortization using the effective interest method of any difference between that initial amount and the maturity amount and, for financial assets, adjusted for any loss allowance.

3.3.2.2 Fair value

The Bank uses quoted price in an active market which is based on listed market price or dealer price quotations of financial instruments traded in an active market as best estimate of fair value. A financial instrument is regarded as quoted in an active market if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis.

If there is no active market for a financial instrument, fair value is determined either by using a valuation technique or independent third-party valuation service. Valuation techniques include using recent arm’s length market transactions between knowledgeable and willing parties, if available, referencing the current fair value of another instrument that is substantially the same, discounted cash flow analysis, and option pricing models.

The Bank uses valuation models that are commonly used by market participants and customized for the Bank to determine fair values of common over-the-counter (“OTC”) derivatives such as options, interest rate swaps, and currency swaps which are based on the inputs observable in markets. However, for some complex financial instruments that require fair value measurement by valuation techniques based on certain assumptions because some or all inputs used in the model are not observable in the market, the Bank uses internal valuation models developed from general valuation models or valuation results from independent external valuation institutions.

In addition, the fair value information recognized in the statement of financial position is classified into the following fair value hierarchy, reflecting the significance of the input variables used in the fair value measurement.

Level 1 :	Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Bank can access at the measurement date

Level 2 :	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

Level 3 :	Unobservable inputs for the asset or liability

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

The fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. For this purpose, the significance of an input is assessed against the fair value measurement in its entirety.

If a fair value measurement uses observable inputs that require significant adjustment using unobservable inputs, that measurement is a Level 3 measurement.

The Bank’s Fair Value Evaluation Committee, which consists of the risk management department, trading department and accounting department, reviews the appropriateness of internally developed valuation models, and approves the selection and changing of the external valuation institution and other considerations related to fair value measurement. The results of regular verification of the internally developed valuation models are reported to the Market Risk Management Subcommittee.

If the valuation technique does not reflect all factors which market participants would consider in pricing the asset or liability, the fair value is adjusted to reflect those factors. Those factors include counterparty credit risk, liquidity risk, and others.

The Bank uses a valuation technique which maximizes the use of market inputs and minimizes the use of entity-specific inputs. It incorporates all factors that market participants would consider in pricing the asset or liability and is consistent with economic methodologies applied for pricing financial instruments. Periodically, the Bank calibrates the valuation technique and tests its validity using prices of observable current market transactions of the same instrument or based on other relevant observable market data.

3.3.3 Derecognition

Derecognition is the removal of a previously recognized financial asset or financial liability from the statement of financial position. The derecognition criteria for financial assets and financial liabilities are as follows:

3.3.3.1 Derecognition of financial assets

A financial asset is derecognized when the contractual rights to the cash flows from the financial assets expire or the Bank transfers substantially all the risks and rewards of ownership of the financial asset, or the Bank neither transfers nor retains substantially all the risks and rewards of ownership of the financial asset and the Bank has not retained control. Therefore, if the Bank does not transfer substantially all the risks and rewards of ownership of the financial asset, the Bank continues to recognize the financial asset to the extent of its continuing involvement in the financial asset.

If the Bank transfers the contractual rights to receive the cash flows of the financial asset but retains substantially all the risks and rewards of ownership of the financial asset, the Bank continues to recognize the transferred asset in its entirety and recognize a financial liability for the consideration received.

The Bank writes off a financial asset when the Bank has no reasonable expectations of recovering a financial asset in its entirety or a portion thereof. In general, the Bank considers write-off when it is determined that the debtor does not have sufficient funds or income to cover the principal and interest. The write-off decision is made in accordance with internal policy. After the write-off, the Bank can continue to collect the written-off loans according to the internal policy. Recovered amounts from financial assets previously written-off are recognized in profit or loss.

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

3.3.3.2 Derecognition of financial liabilities

A financial liability is derecognized from the statement of financial position when it is extinguished (i.e., the obligation specified in the contract is discharged, canceled or expires).

3.3.4 Offsetting

A financial asset and a financial liability are offset, and the net amount is presented in the statement of financial position when, and only when, the Bank currently has a legally enforceable right to offset the recognized amounts and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. The legally enforceable right must not be contingent on a future event and must be legally enforceable in the normal course of business, the event of default, and the event of insolvency or bankruptcy of the Bank and all of the counterparties.

3.4 Cash and Due from Financial Institutions

Cash and due from financial institutions include cash on hand, foreign currency, and short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, and due from financial institutions. Cash and due from financial institutions are measured at amortized cost.

3.5 Non-derivative Financial Assets

3.5.1 Financial assets at fair value through profit or loss

Financial assets are classified as financial assets at fair value through profit or loss unless they are classified as financial assets at amortized cost or at fair value through other comprehensive income.

The Bank may designate certain financial assets upon initial recognition as at fair value through profit or loss when the designation eliminates or significantly reduces a measurement or recognition inconsistency (sometimes referred to as an ‘accounting mismatch’) that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases.

After initial recognition, a financial asset at fair value through profit or loss is measured at fair value and gains or losses arising from a change in fair value are recognized in profit or loss. Interest income using the effective interest method and dividend income from financial assets at fair value through profit or loss are also recognized in profit or loss.

3.5.2 Financial assets at fair value through other comprehensive income

The Bank classifies below financial assets as financial assets at fair value through other comprehensive income:

Debt instruments that are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and where the assets’ cash flows solely represent payments of principal and interest on the principal amount outstanding and; Equity instruments that are not held for short-term trading but held for strategic investment, and designated as financial assets at fair value through other comprehensive income

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

After initial recognition, a financial asset at fair value through other comprehensive income is measured at fair value. Gains or losses arising from a change in fair value, other than dividend income, interest income calculated using the effective interest method and exchange differences arising on monetary items which are recognized directly in profit or loss, are recognized in other comprehensive income in equity.

When the financial assets at fair value through other comprehensive income is disposed of, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss. However, cumulative gain or loss of equity instruments designated at fair value through other comprehensive income is reclassified to retained earnings not to profit or loss at disposal.

A financial asset at fair value through other comprehensive income denominated in foreign currency is translated at the closing rate. Exchange differences resulting from changes in amortized cost are recognized in profit or loss, and other changes are recognized in equity.

3.5.3 Financial assets at amortized cost

A financial asset, which is held within the business model whose objective is achieved by collecting contractual cash flows, and where the assets’ cash flows represent solely payments of principal and interest on the principal amount outstanding, is classified as a financial asset at amortized cost. After initial recognition, a financial asset at amortized cost is measured at amortized cost using the effective interest method and interest income is calculated using the effective interest method.

3.6 Expected Credit Losses of Financial Assets (Debt Instruments)

The Bank recognizes loss allowances for expected credit losses at the end of the reporting period for financial assets at amortized cost and fair value through other comprehensive income except for financial assets at fair value through profit or loss.

Expected credit losses are estimated at present value of probability-weighted amount that is determined by evaluating a range of possible outcomes. The Bank measures expected credit losses by reflecting all reasonable and supportable information that is available without undue cost or effort at the reporting date about past events, current conditions, and forecasts of future economic conditions.

The approaches of measuring expected credit losses in accordance with Korean IFRS are as follows:

•	General approach: for financial assets and unused loan commitments not subject to the below approach

•	Credit-impaired approach: for financial assets that are credit-impaired at the time of acquisition

Application of general approach is differentiated depending on whether credit risk has increased significantly after initial recognition. If the credit risk on a financial instrument has not increased significantly since initial recognition, the Bank measures loss allowances for that financial instrument at an amount equal to 12-month expected credit losses, whereas if the credit risk on a financial instrument has increased significantly since initial recognition, the Bank measures loss allowances for a financial instrument at an amount equal to the lifetime expected credit losses. Lifetime is the period until the contractual maturity date of financial instruments and means the expected life.

The Bank assesses whether the credit risk has increased significantly using the following criteria, and if one or more of the following criteria are met, it is deemed as significant increase in credit risk. If the contractual cash flows of a financial asset have been renegotiated or modified, the Bank assesses whether the credit risk has increased significantly using the same following criteria.

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

•	More than 30 days past due

•	Decline in credit rating at the end of the reporting period by certain notches or more compared to the time of initial recognition

•	Subsequent managing ratings below certain level in the early warning system

•	Debt restructuring (except for impaired financial assets)

•	Credit delinquency information of Korea Credit Information Services and

•	Identification of a significant increase in other credit risk, etc.

The Bank generally considers the loan to be credit-impaired if one or more of the following criteria are met:

•	90 days or more past due

•	Legal proceedings related to collection

•	A borrower registered on the credit management list of Korea Federation of Banks

•	A corporate borrower with the credit rating C and D

•	Refinancing and

•	Debt restructuring

3.6.1 Forward-looking information

The Bank uses forward-looking information, when determining whether credit risk has increased significantly and measuring expected credit losses.

The Bank assumes that the risk components have a constant correlation with the economic cycle and uses statistical methodologies to estimate the relation between key macroeconomic variables and risk components for the expected credit losses. The Bank has derived a correlation between the time series data of 15 years or more and the key macroeconomic variables and calculates the expected credit losses by reflecting the results of the correlation on the risk component.

The correlation between the major macroeconomic variables and the credit risk are as follows:

Key macroeconomic variables	Correlation between the major macroeconomic variables and the credit risk
Benchmark interest rate	(+)
AA- rated corporate bond (3-year)	(+)
BBB- rated corporate bond (3-year)	(+)
Composite stock index	(-)
Rate of increase in housing transaction price index (Whole Country)	(-)
Rate of increase in housing transaction price index (Metropolitan Area)	(-)
WTI crude oil price	(+)

Forward-looking information used in the calculation of expected credit losses is based on the macroeconomic forecasts utilized by management of the Bank for its business plan considering reliable external agency’s forecasts and others. The forward-looking information is generated by KB Research with a comprehensive approach to capture the possibility of various economic forecast scenarios that are derived from the internal and external viewpoints of the macroeconomic situation. The Bank determines the macroeconomic variables to be used in forecasting future conditions of the economy, considering the direction of the forecast scenario based on GDP growth and the significant relationship between macroeconomic variables and time series data. Some macroeconomic variables used are different than those used in the previous year.

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

As of December 31, 2025, the Bank measures expected credit losses by applying both the worse scenario and the crisis scenario, taking into consideration the potential credit risk resulting from the uncertain financial environment locally and globally and the rapid economic recession.

If we assume a probability weight of 100% for each scenario, the impact on expected credit loss allowances and provisions would be as follows.

(In millions of Korean won)
Scenario	Applied probability weight	Assumption of 100%	Difference from the book value
Deterioration	80%	1,656,592	(873,402)
Crisis situation	20%	6,036,819	3,506,825

3.6.2 Measuring expected credit losses on financial assets at amortized cost

The expected credit losses of financial assets at amortized cost are measured as present value of the difference between the contractual cash flows to be received and the cash flows expected to be received. The Bank estimates expected future cash flows for financial assets that are individually significant. The Bank selects the individually significant financial assets by comprehensively considering quantitative and qualitative factors (such as debt restructuring or negative net assets, etc.) when the credit risk has increased significantly or the financial asset in credit-impaired (individual assessment of impairment).

For financial assets that are not individually significant, the Bank collectively estimates expected credit losses by grouping loans with a homogeneous credit risk profile (collective assessment of impairment).

3.6.2.1 Individual assessment of impairment

Individual assessment of impairment losses is performed using management’s best estimate on the present value of expected future cash flows. The Bank uses all the available information including financial condition of the borrower such as operating cash flow and net realizable value of any collateral held.

3.6.2.2 Collective assessment of impairment

Collective assessment of impairment losses is performed by using a methodology based on historical loss experience and reflecting forward-looking information. Such a process incorporates factors such as type of collateral, type of product, type of borrower, credit rating, size of portfolio, and recovery period and applies Probability of Default (“PD”) on a group of assets and Loss Given Default (“LGD”) by type of recovery method. Also, the Bank applies certain assumptions to model expected credit losses assessment and to determine input based on loss experience and forward-looking information. These models and assumptions are periodically reviewed to reduce the gap between loss estimate and actual loss experience.

The lifetime expected credit losses are measured by applying the PD to the carrying amount, which is calculated by deducting the expected principal repayment amount from the carrying amount as of the reporting date, and the LGD adjusted to reflect changes in the carrying amount.

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

3.6.3 Measuring expected credit losses on financial assets at fair value through other comprehensive income

The Bank measures expected credit losses on financial assets at fair value through other comprehensive income in a manner that is consistent with the requirements that are applicable to financial assets at amortized cost. However, loss allowances are recognized in other comprehensive income. Upon disposal or repayment of financial assets at fair value through other comprehensive income, the amount of loss allowances is reclassified from other comprehensive income to profit or loss.

3.7 Derivative Financial Instruments

The Bank enters into numerous derivative financial instrument contracts such as currency forwards, interest rate swaps, currency swaps, and others for trading purposes or to manage its interest rate risk, currency risk, and others. The Bank’s derivative financial instruments business focuses on addressing the needs of the Bank’s corporate clients to hedge their risk exposure and to hedge the Bank’s risk exposure that results from such client contracts. These derivative financial instruments are presented as derivative financial instruments in the financial statements irrespective of transaction purpose and subsequent measurement requirement.

The Bank designates certain derivative financial instruments as hedging instruments to hedge the risk of changes in fair value of a recognized asset or liability or of an unrecognized firm commitment (fair value hedge) and the risk of changes in cash flow (cash flow hedge).

At the inception of the hedging relationship, there is formal designation and documentation of the hedging relationship and the Bank’s risk management objective and strategy for undertaking the hedge. This documentation includes identification of the hedging instrument, the hedged item, the nature of the risk being hedged, the inception date of hedging relationship and how the Bank will assess the hedging instrument’s effectiveness in offsetting the changes in the hedged item’s fair value or cash flows attributable to the hedged risk.

Derivative financial instruments are initially recognized at fair value. After initial recognition, derivative financial instruments are measured at fair value, and changes therein are accounted for as described below.

3.7.1 Derivative financial instruments held for trading

All derivative financial instruments, except for derivatives that are designated and qualify for hedge accounting, are measured at fair value. Gains or losses arising from changes in fair value are recognized in profit or loss as part of net gains or losses on financial instruments at fair value through profit or loss.

3.7.2 Derivative financial instruments for fair value hedges

If derivative financial instruments are designated and qualify for fair value hedges, changes in fair value of the hedging instrument and changes in fair value of the hedged item attributable to the hedged risk are recognized in profit or loss as part of other operating income or expenses. If the hedged items are equity instruments for which the Bank has elected to present changes in fair value in other comprehensive income, changes in fair value of the hedging instrument and changes in fair value of the hedged item attributable to the hedged risk are recognized in other comprehensive income.

Fair value hedge accounting is discontinued prospectively if the hedging instrument expires or is sold, terminated or exercised, or the hedging relationship ceases to meet the qualifying criteria. Once fair value hedge accounting is discontinued, the adjustment to the carrying amount of a hedged item is amortized to profit or loss by the maturity of the financial instrument using the effective interest method.

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

3.7.3 Derivative financial instruments for cash flow hedges

The effective portion of changes in fair value of derivative financial instruments that are designated and qualify for cash flow hedges is recognized in other comprehensive income, limited to the cumulative change in fair value (present value) of the hedged item (the present value of the cumulative change in the hedged expected future cash flows) from inception of the hedge. The ineffective portion is recognized in profit or loss as other operating income or expenses. The associated gains or losses that were previously recognized in other comprehensive income are reclassified from equity to profit or loss (other operating income or expenses) as a reclassification adjustment in the same period or periods during which the hedged forecast cash flows affect profit or loss. Cash flow hedge accounting is discontinued prospectively if the Bank’s risk management strategy or objective changes, or if the hedging instrument expires, is sold, terminated or exercised, or the hedging relationship ceases to meet the qualifying criteria. When the cash flow hedge accounting is discontinued, the cumulative gains or losses on the hedging instrument that have been recognized in other comprehensive income are reclassified to profit or loss over the period in which the forecast transaction occurs. If the forecast transaction is no longer expected to occur, the cumulative gains or losses that have been recognized in other comprehensive income are immediately reclassified to profit or loss.

3.7.4 Risk management strategy

Interest rate risk arises from changes in fair value resulting from changes in the discount rate of fixed rate financial instruments and changes in cash flows resulting from changes in the nominal interest rate of floating rate financial instruments.

The Bank hedges the interest rate risk in its entirety. At inception of the hedge relationship, the Bank reviews the hedge effectiveness; and periodically reviews the effectiveness in order to confirm that economic relationship between the hedged item and the hedging instrument exists. The requirement that an economic relationship exists means that the hedging instrument and the hedged item have values that generally move in the opposite direction due to the same risk, which is the hedged risk. The Bank designates the exposure of hedged item opposite to the exposure of hedging instruments in order to meet economic relationship requirement.

The Bank designates the hedge relationship at a one-on-one ratio between the nominal amount of the hedging instrument and the nominal amount of the hedged item.

Hedge ineffectiveness could arise because of differences in the underlying parameters (acquisition date, credit risk or liquidity and others) or other differences between the hedging instrument and the hedged item that the Bank accepts in order to achieve a cost-effective hedging relationship.

The Bank avoids the cash flow variability of its floating rate debt securities by using interest rate swaps. Both are linked to the same interest rate; however, the paid amount of the floating rate may be set on different dates. Even if the variability of interest rate related cash flows (as a risk factor) is designated as a hedged item, the difference in set-up dates creates a hedge ineffectiveness.

The Bank avoids the variability of fair values of its fixed rate debt securities by using interest rate swaps. The method of calculating the number of dates for paying fixed-rate interest can be different between hedging instruments and hedged items. Even if the variability of the fair value due to the benchmark interest rate (as a risk factor) is designated as a hedged item, the difference in the method of calculating the number of the dates creates a hedge ineffectiveness.

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

3.7.5 Embedded derivatives

An embedded derivative is separated from the host contract and accounted for as a derivative if, and only if, (a) the economic characteristics and risks of the embedded derivative are not closely related to those of the host contract, (b) a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative and (c) the hybrid contract contains a host that is not a financial asset and is not designated as at fair value through profit or loss. Gains or losses arising from a change in fair value of an embedded derivative separated from the host contract are recognized in profit or loss as part of net gains or losses on financial instruments at fair value through profit or loss.

3.7.6 Day one gains or losses

If the Bank uses a valuation technique that incorporates unobservable inputs for the fair value of the OTC derivatives at initial recognition, there may be a difference between the transaction price and the amount determined using that valuation technique. In these circumstances, the difference is not recognized in profit or loss but deferred and amortized using the straight-line method over the life of the financial instrument. If the fair value is subsequently determined using observable inputs, the remaining deferred amount is recognized in profit or loss as part of net gains or losses on financial instruments at fair value through profit or loss or other operating income or expenses.

3.8 Property and Equipment

3.8.1 Recognition and measurement

Property and equipment that qualify for recognition as an asset are measured at cost and subsequently carried at its cost less any accumulated depreciation and any accumulated impairment losses.

The cost of property and equipment includes any costs directly attributable to bringing the asset to the location and the asset’s condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Subsequent expenditures are capitalized only when they prolong the useful life or enhance values of the assets, but the costs of the day-to-day servicing of the assets such as repair and maintenance costs are recognized in profit or loss as incurred. When part of an item of property and equipment has a useful life different from that of the entire asset, it is recognized as a separate asset.

3.8.2 Depreciation

Land is not depreciated, whereas other property and equipment are depreciated using the method that reflects the pattern in which the asset’s future economic benefits are expected to be consumed by the Bank. The depreciable amount of an asset is determined after deducting its residual value.

Each part of an item of property and equipment with a cost that is significant in relation to the total cost of the item is depreciated separately.

The depreciation method and estimated useful life of property and equipment are as follows:

Property and equipment	Depreciation method	Estimated useful life
Buildings	Straight-line	40 years
Leasehold improvements	Diminishing-balance	4 years
Equipment and vehicles	Diminishing-balance	4 years

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

The residual value, the useful life, and the depreciation method applied to an asset are reviewed at each financial year-end and, if expectations differ from previous estimates, the changes are accounted for as a change in an accounting estimate.

3.9 Investment Properties

3.9.1 Recognition and measurement

Properties held to earn rentals or for capital appreciation or both are classified as investment properties. Investment properties are measured initially at their cost and subsequently the cost model is used.

3.9.2 Depreciation

Land is not depreciated, whereas other investment properties are depreciated using the method that reflects the pattern in which the asset’s future economic benefits are expected to be consumed by the Bank. The depreciable amount of an asset is determined after deducting its residual value.

The depreciation method and estimated useful life of investment properties are as follows:

Investment properties	Depreciation method	Estimated useful life
Buildings	Straight-line	40 years

The residual value, the useful life, and the depreciation method applied to an asset are reviewed at each financial year-end and, if expectations differ from previous estimates, the changes are accounted for as a change in an accounting estimate.

3.10 Intangible Assets

Intangible assets are measured initially at cost and subsequently carried at their cost less any accumulated amortization and any accumulated impairment losses.

Intangible assets, except for goodwill and membership rights, are amortized using the straight-line method with no residual value over their estimated useful life since the assets are available for use.

Intangible assets	Amortization method	Estimated useful life
Industrial property rights	Straight-line	5 years
Software	Straight-line	4~5 years
Others	Straight-line	1~13 years

The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each financial year-end. Where an intangible asset is not being amortized because its useful life is indefinite, the Bank carries out a review in each accounting period to confirm whether events and circumstances still support an indefinite useful life assessment. If they do not, the change in the useful life assessment from indefinite to finite is accounted for as a change in an accounting estimate.

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

3.10.1 Goodwill

3.10.1.1 Recognition and measurement

Goodwill related to business combinations before January 1, 2010, is stated at its carrying amount, which was recognized under the Bank’s previous accounting policy, prior to the transition to Korean IFRS.

Goodwill acquired from business combinations after January 1, 2010, is initially measured as the excess of the consideration transferred over the fair value of net identifiable assets acquired and liabilities assumed. If the fair value of net identifiable assets acquired and liabilities assumed exceeds the consideration transferred, the difference is recognized in profit or loss.

Acquisition-related costs incurred to effect a business combination are charged to expenses in the periods in which the costs are incurred and the services are received, except for the costs to issue debt or equity securities.

3.10.1.2 Subsequent measurement

Goodwill is not amortized and is stated at cost less accumulated impairment losses. Goodwill that forms part of the carrying amount of an investment in associates and subsidiaries is not separately recognized, and an impairment loss recognized is not allocated to any asset, including goodwill, which forms part of the carrying amount of the investment in the associates.

3.10.2 Subsequent expenditures

Subsequent expenditures are capitalized only when they enhance values of the assets. Internally generated intangible assets, such as goodwill and trade name, are not recognized as assets but expensed as incurred.

3.11 Impairment of Non-financial Assets

The Bank assesses at the end of each reporting period whether there is any indication that a non-financial asset, except for (a) deferred income tax assets, (b) assets arising from employee benefits and (c) non-current assets (or group of assets to be sold) classified as held for sale, may be impaired. If any such indication exists, the Bank estimates the recoverable amount of the asset. However, irrespective of whether there is any indication of impairment, the Bank tests (a) goodwill acquired in a business combination, (b) intangible assets with an indefinite useful life and (c) intangible assets not yet available for use for impairment annually by comparing their carrying amount with their recoverable amount.

The recoverable amount is estimated for the individual asset. If it is not possible to estimate the recoverable amount of the individual asset, the Bank determines the recoverable amount of the cash-generating unit to which the asset belongs. A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset is the higher of its fair value less costs of disposal and its value in use. Value in use is the present value of the future cash flows expected to be derived from an asset or cash-generating unit that are discounted by a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the future cash flow estimates have not been adjusted.

If the recoverable amount of an asset is less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. That reduction is an impairment loss and recognized immediately in profit or loss. For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the cash-generating units that is expected to benefit from the synergies of the combination. The impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit and then to the other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit.

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

An impairment loss recognized for goodwill is not reversed in a subsequent period. The Bank assesses at the end of each reporting period whether there is any indication that an impairment loss recognized in prior periods for an asset, other than goodwill, may no longer exist or may have decreased, and an impairment loss recognized in prior periods for an asset other than goodwill shall be reversed if, and only if, there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. The increased carrying amount of an asset other than goodwill attributable to a reversal of an impairment loss cannot exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

3.12 Non-current Assets Held for Sale

A non-current asset or disposal group is classified as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use. For this to be the case, the asset (or disposal group) must be available for immediate sale in its present condition and its sale must be highly probable. A non-current asset (or disposal group) classified as held for sale is measured at the lower of (a) its carrying amount measured in accordance with the applicable Korean IFRS, immediately before the initial classification of the asset (or disposal group) as held for sale and (b) fair value less costs to sell.

A non-current asset is not depreciated (or amortized) while it is classified as held for sale or is part of a disposal group classified as held for sale.

Impairment loss is recognized for any initial or subsequent write-down of the asset (or disposal group) to fair value less costs to sell. Gain is recognized for any subsequent increase in fair value less costs to sell of an asset, but not in excess of the cumulative impairment loss that has been recognized.

3.13 Financial Liabilities

The Bank classifies financial liabilities into financial liabilities at fair value through profit or loss or other financial liabilities in accordance with the substance of the contractual arrangement and the definitions of financial liabilities. The Bank recognizes financial liabilities in the statement of financial position when the Bank becomes a party to the contractual provisions of the financial liability.

3.13.1 Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading or designated as such at initial recognition. After initial recognition, financial liabilities at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss. At initial recognition, transaction costs that are directly attributable to the acquisition are recognized in profit or loss as incurred.

In relation to securities lending or borrowing transactions, when the Bank borrows securities from the Korea Securities Depository and others, these transactions are managed as off-balance sheet items. The borrowed securities are treated as financial liabilities at fair value through profit or loss when they are sold. Changes in fair value at the end of the reporting period and difference between carrying amount at redemption and purchased amount are recognized in profit or loss.

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

3.13.2 Other financial liabilities

Non-derivative financial liabilities other than financial liabilities at fair value through profit or loss are classified as other financial liabilities. Other financial liabilities include deposits, borrowings, debentures, and others. At initial recognition, other financial liabilities are measured at fair value minus transaction costs that are directly attributable to the acquisition. After initial recognition, other financial liabilities are measured at amortized cost, and its interest expense is recognized, using the effective interest method.

When an asset is sold under repurchase agreement, the Bank continues to recognize the asset with the amount sold being accounted for as borrowings. The Bank derecognizes a financial liability from the statement of financial position only when it is extinguished (i.e., when the obligation specified in the contract is discharged, canceled or expires).

3.14 Provisions

Provisions are recognized when the Bank has a present obligation (legal or constructive) as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Inevitable risks and uncertainties surrounding related events and circumstances are considered in measuring the best estimate of the provisions, and where the effect of the time value of money is material, the amount of provisions is the present value of the expenditures expected to be required to settle the obligation.

Provisions for confirmed and unconfirmed acceptances and guarantees, and unused credit lines of consumer and corporate loans are recognized using a valuation model that applies the credit conversion factor, PD, and LGD.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provisions are reversed.

An onerous contract is a contract in which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it. The unavoidable costs under a contract reflect the least net cost of exiting from the contract, which is the lower of the cost of fulfilling it and any compensation or penalties arising from failure to fulfill it. If the Bank has a contract that is onerous, the present obligation under the contract is recognized and measured as provisions.

3.15 Financial Guarantee Contracts

Financial guarantee contracts require the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payments when due in accordance with the original or modified terms of a debt instrument.

Financial guarantee contracts are initially recognized at fair value, and classified as other liabilities and are amortized over the contractual term. After initial recognition, financial guarantee contracts are measured at the higher of:

•	The amount determined in accordance with Korean IFRS No.1109 Financial Instruments and

•	The amount initially recognized less, when appropriate, the cumulative amount of income recognized in accordance with Korean IFRS No.1115 Revenue from Contracts with Customers.

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

3.16 Equity Instrument Issued by the Bank

An equity instrument is any contract or agreement that evidences a residual interest in the assets of an entity after deducting all of its liabilities.

3.16.1 Ordinary shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or the exercise of stock option are deducted from the equity, net of any tax effects.

3.16.2 Hybrid securities

The financial instruments can be classified as either financial liabilities or equity in accordance with the terms of the contract. The Bank classifies hybrid securities as an equity if the Bank has the unconditional right to avoid any contractual obligation to deliver cash or another financial asset in relation to the financial instruments.

3.16.3 Compound financial instruments

A compound financial instrument is classified as a financial liability or an equity instrument depending on the substance of the contractual arrangement of such financial instrument. The liability component of the compound financial instrument is measured at fair value of the similar liability without conversion option at initial recognition and subsequently measured at amortized cost using effective interest method until it is extinguished by conversion or matured. The equity component is initially measured at fair value of compound financial instrument in its entirety less fair value of liability component net of tax effect, and it is not remeasured subsequently.

3.17 Revenue Recognition

The Bank recognizes revenues in accordance with the following steps determined in accordance with Korean IFRS No.1115 Revenue from Contracts with Customers.

•	Step 1: Identify the contract with a customer.

•	Step 2: Identify the performance obligations in the contract.

•	Step 3: Determine the transaction price.

•	Step 4: Allocate the transaction price to the performance obligations in the contract.

•	Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

3.17.1 Interest income and expense

Interest income and expense on debt securities at fair value through profit or loss (excluding beneficiary certificates, equity investments, and other debt instruments), loans, financial instruments at amortized cost, and debt securities at fair value through other comprehensive income are recognized in the statement of comprehensive income using the effective interest method in accordance with Korean IFRS No.1109 Financial Instruments. The effective interest method is a method of calculating the amortized cost of a financial asset or a financial liability and allocating the interest income or interest expense over the relevant period.

The effective interest rate is the rate that exactly discounts estimated future cash receipts or payments through the expected life of the financial instrument or, where appropriate, a shorter period, to the gross carrying amount of a financial asset or to the amortized cost of a financial liability. When calculating the effective interest rate, the Bank estimates expected cash flows by considering all contractual terms of the financial instrument but does not consider expected credit losses. The calculation includes all fees and points paid (main components of effective interest rate only) or received between parties to the contract that are an integral part of the effective interest rate, transaction costs, and all other premiums or discounts. In those rare cases when it is not possible to reliably estimate the cash flows and the expected life of a financial instrument, the Bank uses the contractual cash flows over the full contractual term of the financial instrument.

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

Interest income on impaired financial assets is recognized using the interest rate used to discount the expected cash flows for the purpose of measuring the impairment loss. Interest income on debt securities at fair value through profit or loss is also classified as interest income in the statement of comprehensive income.

3.17.2 Fee and commission income

The Bank recognizes financial service fees in accordance with the purpose of charging the fees and the accounting standards of the financial instrument related to the fees earned.

3.17.2.1 Fees that are an integral part of the effective interest of a financial instrument

Such fees are generally treated as adjustments of effective interest rate. Such fees may include compensation for activities such as evaluating the borrower’s financial condition, evaluating and recording guarantees, collateral and other security arrangements, negotiating the terms of the instrument, preparing and processing documents, and closing the transaction and origination fees received on issuing financial liabilities at amortized cost. However, fees relating to the creation or acquisition of a financial instrument at fair value through profit or loss are recognized as revenue immediately.

3.17.2.2 Fees related to performance obligations satisfied over time

If the control of a good or service is transferred over time, the Bank recognizes revenue related to performance obligations over the period of performance obligations. Fees charged in return for the services for a certain period of time, such as asset management fees, consignment business fees, etc. are recognized over the period of performance obligations.

3.17.2.3 Fees related to performance obligations satisfied at a point in time

Fees earned at a point in time are recognized as revenue when a customer obtains control of a promised good or service and the Bank satisfies a performance obligation.

Commission on negotiation or participation in negotiation for the third party such as trading stocks or other securities, arranging merger and acquisition of business, is recognized as revenue when the transaction has been completed.

If the Bank arranges a syndicated loan but does not participate in the syndicated loan or participates in the syndicated loan with the same effective profit as other participants, a syndication arrangement fee is recognized as revenue at the completion of the syndication service.

3.17.3 Net gains or losses on financial instruments at fair value through profit or loss

Net gains or losses on financial instruments at fair value through profit or loss (including changes in fair value, dividends, and gains or losses from foreign currency translation) include gains or losses on financial instruments as follows:

•	Gains or losses relating to financial instruments at fair value through profit or loss (excluding interest income using the effective interest rate method)

•	Gains or losses relating to derivative financial instruments for trading (including derivative financial instruments for hedging purpose but do not qualify for hedge accounting)

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

3.17.4 Dividend income

Dividend income is recognized in profit or loss when the right to receive payment is established. Dividend income is recognized as net gains or losses on financial instruments at fair value through profit or loss or other operating income depending on the classification of equity securities.

3.18 Employee Compensation and Benefits

3.18.1 Post-employment benefits

3.18.1.1 Defined contribution plans

When an employee has rendered service to the Bank during a period, the Bank recognizes the contribution payable to a defined contribution plan in exchange for that service as post-employment benefits for the period.

3.18.1.2 Defined benefit plans

All post-employment benefits, other than defined contribution plans, are classified as defined benefit plans. The amount recognized as a net defined benefit liability is the present value of the defined benefit obligation less the fair value of plan assets at the end of the reporting period.

The present value of the defined benefit obligation is calculated annually by a qualified actuary using the projected unit credit method. The rate used to discount post-employment benefit obligations is determined by reference to market yields at the end of the reporting period on high quality corporate bonds. The currency and term of the corporate bonds are consistent with the currency and estimated term of the post-employment benefit obligations. Actuarial gains and losses resulting from changes in actuarial assumptions and experience adjustments are recognized in other comprehensive income.

When the present value of the defined benefit obligation minus the fair value of plan assets results in an asset, it is recognized to the extent of the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan.

Past service cost is the change in the present value of the defined benefit obligation for employee service in prior periods, resulting from the introduction or changes to a defined benefit plan. Such past service cost is immediately recognized as an expense for the period.

3.18.2 Short-term employee benefits

Short-term employee benefits are employee benefits that are expected to be settled wholly before twelve months after the end of the annual reporting period in which the employees render the related service. When an employee has rendered service to the Bank during an accounting period, the Bank recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service as an expense for the period.

The expected cost of profit-sharing and bonus payments is recognized as liabilities when the Bank has a present legal or constructive obligation to make payments as a result of past events, such as service rendered by employees, and a reliable estimate of the obligation can be made.

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

3.18.3 Share-based payment

The Bank provides its executives and employees with stock grants and mileage stock programs. When stock grants are exercised, the Bank can either select to distribute shares of KB Financial Group Inc., the Parent Company or compensate in cash based on the share price. When mileage stock is exercised, the Bank pays the amount equivalent to share price of KB Financial Group Inc. in cash.

For a share-based payment transaction in which the terms of the arrangement provide the Bank with the choice of whether to settle in cash or by issuing equity instruments, the Bank accounts for the transaction in accordance with the requirements applying to cash-settled share-based payment transactions because the Bank determines that it has a present obligation to settle in cash based on a past practice and a stated policy of settling in cash. Therefore, the Bank measures the liability incurred as consideration for the service received at fair value and recognizes related expense and accrued expense over the vesting periods. For mileage stock, the Bank accounts for the transaction in accordance with the requirements applying to cash-settled share-based payment transactions, which are recognized as expenses and accrued expenses at the time of vesting.

Until the liability is settled, the Bank remeasures the fair value of the liability at the end of each reporting period and at the date of settlement, with any changes in fair value recognized in profit or loss as share-based payments.

3.18.4 Termination benefits

Termination benefits are payable when employment is terminated by the Bank before the normal retirement date, or an employee’s decision to accept an offer of benefits in exchange for the termination of employment. The Bank recognizes a liability and expense for termination benefits at the earlier of the following dates; when the Bank can no longer withdraw the offer of those benefits and when the Bank recognizes costs for a restructuring that is within the scope of Korean IFRS No.1037 and involves the payment of termination benefits. If the termination benefits are not expected to be settled wholly before twelve months after the end of the annual reporting period, then the termination benefits are discounted to present value.

3.19 Income Tax Expense

Income tax expense comprises current tax expense and deferred income tax expense. Current and deferred income taxes are recognized as income or expense and included in profit or loss for the period, except to the extent that the tax arises from (a) a transaction or event which is recognized, in the same or a different period, outside profit or loss, either in other comprehensive income or directly in equity and (b) a business combination.

3.19.1 Current income tax

Current income tax is the amount of income tax payable (recoverable) in respect of the taxable profit (tax loss) for a period. A difference between the taxable profit and accounting profit may arise when income or expense is included in accounting profit in one period but is included in taxable profit in a different period. Differences may also arise if there is revenue that is exempt from taxation, or expense that is not deductible in determining taxable profit (loss). Current income tax liabilities for the current and prior periods are measured using the tax rates that have been enacted or substantively enacted by the end of the reporting period.

The Bank offsets current income tax assets and current income tax liabilities if, and only if, the Bank (a) has a legally enforceable right to offset the recognized amounts and (b) intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

3.19.2 Deferred income tax

Deferred income tax is recognized, using the asset-liability method, on temporary differences arising between the tax-based amount of assets and liabilities and their carrying amount in the financial statements. Deferred income tax liabilities are recognized for all taxable temporary differences and deferred income tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilized. However, deferred income tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax assets and liabilities are not recognized if they arise from the initial recognition of an asset or liability in a transaction that is not a business combination, and at the time of the transaction, affects neither accounting nor taxable profit or loss.

The carrying amount of a deferred income tax asset is reviewed at the end of each reporting period. The Bank reduces the carrying amount of a deferred income tax asset to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred income tax asset to be utilized.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred income tax liabilities and deferred income tax assets reflects the tax consequences that would follow from the manner in which the Bank expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

The Bank offsets deferred income tax assets and deferred income tax liabilities if, and only if the Bank has a legally enforceable right to offset current income tax assets against current income tax liabilities and the deferred income tax assets and the deferred income tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend either to settle current income tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred income tax liabilities or assets are expected to be settled or recovered.

3.19.3 Uncertain tax positions

Uncertain tax positions arise from tax treatments applied by the Bank which may be challenged by the tax authorities due to the complexity of the transaction or different interpretation of the tax laws, such as a claim for rectification, a claim for a refund related to additional tax or a tax investigation by the tax authorities. The Bank recognizes its uncertain tax positions in the financial statements in accordance with Korean IFRS No.1012 and Interpretation of Korean IFRS No.2123. The income tax asset is recognized if a tax refund is probable for taxes levied by the tax authority, and the amount to be paid as a result of the tax investigation and others is recognized as the current tax payable. However, penalty tax and additional refund on tax are regarded as penalty or interest and are accounted for in accordance with Korean IFRS No.1037.

3.19.4 Global Minimum Tax

The Bank is subject to the global minimum tax under Pillar 2 legislation and has applied the exemption from recognizing and disclosing related deferred tax.

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

3.20 Transactions with the Trust Accounts

The Bank accounts for trust assets separately from its own assets in accordance with the Financial Investment Services and Capital Markets Act. The borrowings from trust accounts represent transfer of funds in trust accounts into banking accounts. Such borrowings from trust accounts are recorded as receivables from the banking accounts in the trust accounts and as borrowings from trust accounts in the banking accounts. The Bank earns trust fees from the trust accounts for its management of trust assets and operations. The reserves for future profits and losses are set up in the trust accounts for profits and losses related to those trust funds with a guarantee of the principal or of the principal and a certain minimum rate of return in accordance with the relevant laws and regulations applicable to trust operations. The reserves are used to provide for the losses on such trust funds and, if the losses incurred are in excess of the reserves, the excess losses are compensation paid as a loss on trust management in other operating expenses and the trust accounts recognize the corresponding compensation as compensation from banking accounts.

3.21 Leases

The Bank as a lessor recognizes lease payments from operating leases as income on a straight-line basis over the lease term. Initial direct costs incurred in obtaining an operating lease are added to the carrying amount of the underlying asset and recognized as expense over the lease term on the same basis as lease income. The respective leased assets are included in the statement of financial position based on their nature.

A lessee is required to recognize a right-of-use asset (lease assets) representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments. Assets and liabilities arising from a lease are initially measured at the present value.

Lease liabilities include the net present value of the following lease payments:

•	Fixed payments (including in-substance fixed payments), less any lease incentives receivable

•	Variable lease payments that depend on an index or a rate

•	Amounts expected to be payable by the lessee under residual value guarantees

•	The exercise price of a purchase option if the lessee is reasonably certain to exercise that option, and

•	Payments of penalties for terminating the lease, if the lease term reflects the lessee exercising an option to terminate the lease

The lease payments are discounted using the interest rate implicit in the lease if that rate can be readily determined. If that rate cannot be readily determined, the lessee’s incremental borrowing rate is used, which is the rate of interest that a lessee would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment.

Right-of-use assets are measured at cost comprising the following:

•	The amount of the initial measurement of the lease liability

•	Any lease payments made at or before the commencement date, less any lease incentives received

•	Any initial direct costs incurred by the lessee, and

•	An estimate of restoration costs

However, the Bank can elect not to apply the requirements of Korean IFRS No.1116 to short-term lease (lease that, at the commencement date, has a lease term of 12 months or less) and leases for which the underlying asset is of low value (for example, underlying leased asset under USD 5,000). The Bank applies the exemption of the standard for one time lease of real estate (for training purpose) and leases of low-value assets (underlying assets less than ~~W~~ 5 million or USD 5,000).

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

The right-of-use asset is depreciated from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term.

For sale and leaseback transactions, the Bank applies the requirements of Korean IFRS No.1115 Revenue from Contracts with Customers, to determine whether the transfer of an asset is accounted for as a sale of that asset.

3.22 Operating Segments

The Bank identifies its operating segments based on internal reports which are regularly reviewed by the chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance. Segment information includes items which are directly attributable and can be allocated to the segment on a reasonable basis.

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

4. Financial Risk Management

4.1 Summary

4.1.1 Overview of financial risk management policy

The financial risks that the Bank is exposed to are credit risk, market risk, liquidity risk, operational risk, and others.

This note regarding financial risk management provides information about the risks that the Bank is exposed to and about its objectives, policies, risk assessment and management procedures, and capital management. Additional quantitative information is disclosed throughout the separate financial statements.

The Bank’s risk management system focuses on efficiently supporting long-term strategy and management decisions of each business group through increased risk transparency, spread of risk management culture, prevention of risk transfer between risk types, and preemptive response to rapidly changing financial environments. Credit risk, market risk, liquidity risk, and operational risk are recognized as the Bank’s significant risks and measured and managed by quantifying them in the form of internal capital or Value at Risk (“VaR”) using statistical methods.

4.1.2 Risk management organization

4.1.2.1 Risk Management Committee

The Risk Management Committee, as the ultimate decision-making body, approves risk-related issues, such as establishing risk management strategies in accordance with the strategic direction determined by the board of directors, determining the affordable level of risk appetite, and reviewing the level of risk and the status of risk management activities.

4.1.2.2 Risk Management Council

The Risk Management Council deliberates on and resolves matters delegated by the Risk Management Committee and discusses the details of risk management policies and procedures of the Bank.

4.1.2.3 Risk Management Subcommittees

The Risk Management Subcommittee implements decisions made by the Risk Management Council and makes practical decisions regarding the implementation of risk management policies and procedures.

•	Credit Risk Management Subcommittee

The Credit Risk Management Subcommittee conducts deliberation and resolution on new approval of non-standard and compound instruments with embedded credit risks, review of credit risks for new products with credit risks, and establishment of exposure limits by industry.

•	Market Risk Management Subcommittee

The Market Risk Management Subcommittee conducts deliberation and resolution on market risk-related matters, such as setting limits on market risk and approving detailed investment standards for new standard, non-standard and compound products.

•	Operational Risk Management Subcommittee

The Operational Risk Management Subcommittee resolves to set limits for key risk indicators of priority management targets, to change the selection criteria and processes for third-party risk management targets and change management targets and reviews the issues that have a significant effect on the Bank’s operational risk such as establishment, amendment and abolition of major system, process and others.

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

•	Trust & Fund Customer Asset Risk Management Subcommittee

The Trust & Fund Customer Asset Risk Management Subcommittee reviews the issues that have a significant effect on the trust & fund customer asset risk management such as setting limits on trust & fund customer assets.

4.1.2.4 Risk Management Group

The Risk Management Group manages detailed risk management policies, procedures, and business processes.

4.2 Credit Risk

4.2.1 Overview of credit risk

Credit risk is the risk of loss from the portfolio of assets held due to the counterparty’s default, breach of contract, and deterioration of credit quality. For risk management reporting purposes, the Bank considers all factors of credit risk exposure, such as default risk of individual borrowers, country risk, and risk of specific sectors. The Bank defines default as the definition applied to the calculation of Capital Adequacy Ratio under the new Basel Accord (Basel III).

4.2.2 Credit risk management

The Bank measures the expected loss and internal capital for the assets subject to credit risk management, including on-balance and off-balance sheet assets, and uses them as management indicators. The Bank allocates and manages credit risk internal capital limits.

In addition, to prevent excessive concentration of exposures by borrower and industry, the total exposure limit at the Bank level is introduced, applied, and managed to control the credit concentration risk.

All of the Bank’s loan customers (individuals and corporates) are assigned a credit rating and managed by a credit evaluation system. For individuals, the credit rating is evaluated by utilizing personal information, income and job information, asset information, and bank transaction information. For corporates, the credit rating is evaluated by analyzing and utilizing financial and non-financial information which measures current and future corporate value and ability to repay the debt. Also, the extent to which corporates have the ability to meet debt obligations is comprehensively considered.

The credit rating, once assigned, serves as the fundamental instrument in the Bank’s credit risk management, and is applied in a wide range of credit risk management processes, including credit approval, credit limit management, loan pricing, and assessment of allowances for credit losses. For corporates, the Bank conducts a regular credit evaluation at least once a year, and the review and supervision departments regularly validate the adequacy of credit ratings to manage credit risks.

In order to establish a credit risk management system, the Bank manages credit risk by forming a separate risk management organization. In particular, independently of the Sales Group, the Credit Management & Analysis Group, Retail Customer Group and SME/SOHO Customer Group are in charge of loan policy, loan system, credit rating, credit analysis, follow-up management, and corporate restructuring. The Risk Management Group is responsible for establishing policies on credit risk management, measuring and limiting internal capital of credit risk, setting credit limits, credit review, and verification of credit rating models.

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

4.2.3 Maximum exposure to credit risk

The Bank’s maximum exposures to credit risk without consideration of collateral values in relation to financial instruments other than equity securities as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	December 31, 2025	December 31, 2024
Financial assets
Due from financial institutions [1]	21,706,589	18,952,264
Financial assets at fair value through profit or loss:
Securities measured at fair value through profit or loss	21,834,641	18,471,895
Loans measured at fair value through profit or loss	34,208	308,130
Due from financial institutions measured at fair value through profit or loss	412,279	158,519
Derivatives	6,874,862	10,245,473
Loans measured at amortized cost [1]	414,228,658	396,390,232
Financial investments:
Securities measured at fair value through other comprehensive income	42,476,527	42,590,926
Securities measured at amortized cost [1]	33,497,107	35,719,230
Loans measured at fair value through other comprehensive income	339,057	280,908
Other financial assets [1]	10,210,366	9,125,131

	551,614,294	532,242,708

Off-balance sheet items [2]
Acceptances and guarantees contracts	16,418,480	17,383,952
Financial guarantee contracts	7,854,173	6,810,587
Commitments	119,428,588	122,546,657

	143,701,241	146,741,196

	695,315,535	678,983,904

[1]	After netting of allowance
[2]	For details of related provisions, see Note 22.

4.2.4 Credit risk of loans

The Bank maintains allowances for loan losses associated with credit risk of loans to manage its credit risk.

The Bank assesses expected credit losses and recognizes loss allowances of financial assets at amortized cost and financial assets at fair value through other comprehensive income (debt instruments). Financial assets at fair value through profit or loss are excluded. Expected credit losses are a probability-weighted estimate of possible credit losses occurring in a certain range by reflecting reasonable and supportable information that is reasonably available at the end of the reporting period without undue cost or effort, including information about past events, current conditions, and forecasts of future economic conditions. The Bank measures the expected credit losses of loans classified as financial assets at amortized cost by deducting allowances for credit losses in the statements of financial position. The expected credit losses of loans classified as financial assets at fair value through other comprehensive income are presented in other comprehensive income in the statements of financial position.

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

4.2.4.1 Credit risk exposure

Credit qualities of loans as of December 31, 2025 and 2024, are as follows:

	December 31, 2025
	12-month expected credit losses	Lifetime expected credit losses		Credit impaired approach	Not applying expected credit losses	Total
(In millions of Korean won)		Non-impaired	Impaired
Loans measured at amortized cost *
Corporate
Grade 1	132,106,970	10,691,161	7,286	—	—	142,805,417
Grade 2	66,756,043	12,029,006	11,071	—	—	78,796,120
Grade 3	2,847,218	5,162,461	24,505	—	—	8,034,184
Grade 4	615,773	1,072,396	30,669	—	—	1,718,838
Grade 5	8,037	526,580	795,317	—	—	1,329,934

	202,334,041	29,481,604	868,848	—	—	232,684,493

Retail
Grade 1	170,861,754	5,122,230	3,833	—	—	175,987,817
Grade 2	2,022,474	3,692,037	12,404	—	—	5,726,915
Grade 3	156,122	877,013	15,727	—	—	1,048,862
Grade 4	18,021	352,811	20,729	—	—	391,561
Grade 5	5,927	197,015	529,724	—	—	732,666

	173,064,298	10,241,106	582,417	—	—	183,887,821

	375,398,339	39,722,710	1,451,265	—	—	416,572,314

Loans measured at fair value through other comprehensive income
Corporate
Grade 1	317,446	—	—	—	—	317,446
Grade 2	21,611	—	—	—	—	21,611
Grade 3	—	—	—	—	—	—
Grade 4	—	—	—	—	—	—
Grade 5	—	—	—	—	—	—

	339,057	—	—	—	—	339,057

	339,057	—	—	—	—	339,057

	375,737,396	39,722,710	1,451,265	—	—	416,911,371

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

4.2.4.1 Credit risk exposure (cont’d)

	December 31, 2024
	12-month expected credit losses	Lifetime expected credit losses		Credit impaired approach	Not applying expected credit losses	Total
(In millions of Korean won)		Non-impaired	Impaired
Loans measured at amortized cost *
Corporate
Grade 1	128,336,527	7,540,529	2,516	—	—	135,879,572
Grade 2	64,106,364	11,001,838	5,113	—	—	75,113,315
Grade 3	2,938,484	4,438,173	14,477	—	—	7,391,134
Grade 4	700,990	880,243	8,942	—	—	1,590,175
Grade 5	17,723	621,759	1,037,850	—	—	1,677,332

	196,100,088	24,482,542	1,068,898	—	—	221,651,528

Retail
Grade 1	163,828,030	4,651,697	6,028	—	—	168,485,755
Grade 2	2,439,533	3,757,635	8,218	—	—	6,205,386
Grade 3	227,108	1,201,899	15,085	—	—	1,444,092
Grade 4	10,714	144,305	5,359	—	—	160,378
Grade 5	15,167	494,601	469,237	—	—	979,005

	166,520,552	10,250,137	503,927	—	—	177,274,616

	362,620,640	34,732,679	1,572,825	—	—	398,926,144

Loans measured at fair value through other comprehensive income
Corporate
Grade 1	236,614	—	—	—	—	236,614
Grade 2	44,294	—	—	—	—	44,294
Grade 3	—	—	—	—	—	—
Grade 4	—	—	—	—	—	—
Grade 5	—	—	—	—	—	—

	280,908	—	—	—	—	280,908

	280,908	—	—	—	—	280,908

	362,901,548	34,732,679	1,572,825	—	—	399,207,052

*	Before netting of allowance

Credit qualities of loans graded according to internal credit ratings as of December 31, 2025 and 2024, are as follows:

	Corporate	Retail
Grade 1	AAA ~ BBB+	1 ~ 5 grade
Grade 2	BBB ~ BB	6 ~ 8 grade
Grade 3	BB- ~ B	9 ~ 10 grade
Grade 4	B- ~ CCC	11 grade
Grade 5	CC or under	12 grade or under

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

4.2.4.2 Credit risk mitigation by collateral

Quantification of the extent to which collateral and other credit enhancements mitigate credit risk of loans as of December 31, 2025 and 2024, are as follows:

	December 31, 2025
	12-month expected credit losses	Lifetime expected credit losses		Credit impaired approach	Not applying expected credit losses	Total
(In millions of Korean won)		Non-impaired	Impaired
Guarantees	116,550,515	13,315,312	299,963	—	—	130,165,790
Deposits and savings	3,264,441	177,164	5,113	—	—	3,446,718
Property and equipment	4,250,283	711,416	13,823	—	—	4,975,522
Real estate	212,327,116	22,022,500	552,801	—	—	234,902,417

	336,392,355	36,226,392	871,700	—	—	373,490,447

	December 31, 2024
	12-month expected credit losses	Lifetime expected credit losses		Credit impaired approach	Not applying expected credit losses	Total
(In millions of Korean won)		Non-impaired	Impaired
Guarantees	118,959,649	8,275,299	350,970	—	—	127,585,918
Deposits and savings	2,754,561	126,120	7,434	—	—	2,888,115
Property and equipment	3,334,534	610,046	11,599	—	—	3,956,179
Real estate	201,363,186	20,182,488	445,734	—	—	221,991,408

	326,411,930	29,193,953	815,737	—	—	356,421,620

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

4.2.5 Credit risk of securities

Credit qualities of securities exposed to credit risk other than equity securities among financial investments as of December 31, 2025 and 2024, are as follows:

	December 31, 2025
(In millions of Korean won)	12-month expected credit losses	Lifetime expected credit losses		Credit impaired approach	Not applying expected credit losses	Total
		Non-impaired	Impaired
Securities measured at amortized cost *
Grade 1	30,758,016	—	—	—	—	30,758,016
Grade 2	2,747,685	—	—	—	—	2,747,685
Grade 3	7,175	—	—	—	—	7,175
Grade 4	—	—	—	—	—	—
Grade 5	—	—	—	—	—	—

	33,512,876	—	—	—	—	33,512,876

Securities measured at fair value through other comprehensive income
Grade 1	40,774,154	—	—	—	—	40,774,154
Grade 2	1,702,373	—	—	—	—	1,702,373
Grade 3	—	—	—	—	—	—
Grade 4	—	—	—	—	—	—
Grade 5	—	—	—	—	—	—

	42,476,527	—	—	—	—	42,476,527

	75,989,403	—	—	—	—	75,989,403

	December 31, 2024
(In millions of Korean won)	12-month expected credit losses	Lifetime expected credit losses		Credit impaired approach	Not applying expected credit losses	Total
		Non-impaired	Impaired
Securities measured at amortized cost *
Grade 1	32,802,563	—	—	—	—	32,802,563
Grade 2	2,932,774	—	—	—	—	2,932,774
Grade 3	—	—	—	—	—	—
Grade 4	—	—	—	—	—	—
Grade 5	—	—	—	—	—	—

	35,735,337	—	—	—	—	35,735,337

Securities measured at fair value through other comprehensive income
Grade 1	39,776,758	—	—	—	—	39,776,758
Grade 2	2,809,890	—	—	—	—	2,809,890
Grade 3	4,278	—	—	—	—	4,278
Grade 4	—	—	—	—	—	—
Grade 5	—	—	—	—	—	—

	42,590,926	—	—	—	—	42,590,926

	78,326,263	—	—	—	—	78,326,263

*	Before netting of allowance

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

4.2.5 Credit risk of securities (cont’d)

Credit qualities of securities other than equity securities, according to the credit ratings by external credit rating agencies as of December 31, 2025 and 2024, are as follows:

Credit quality	Domestic			Foreign
	KIS	NICE P&I	FnPricing Inc.	S&P	Fitch-IBCA	Moody’s
Grade 1	AA0 to AAA	AA0 to AAA	AA0 to AAA	A- to AAA	A- to AAA	A3 to Aaa
Grade 2	A- to AA-	A- to AA-	A- to AA-	BBB- to BBB+	BBB- to BBB+	Baa3 to Baa1
Grade 3	BBB0 to BBB+	BBB0 to BBB+	BBB0 to BBB+	BB to BB+	BB to BB+	Ba2 to Ba1
Grade 4	BB0 to BBB-	BB0 to BBB-	BB0 to BBB-	B+ to BB-	B+ to BB-	B1 to Ba3
Grade 5	BB- or under	BB- or under	BB- or under	B or under	B or under	B2 or under

Credit qualities of debt securities denominated in Korean won are based on the lowest credit rating by the three domestic credit rating agencies above, and those denominated in foreign currencies are based on the lowest credit rating by the three foreign credit rating agencies above.

4.2.6 Credit risk of due from financial institutions

Credit qualities of due from financial institutions as of December 31, 2025 and 2024, are as follows:

	December 31, 2025
(In millions of Korean won)	12-month expected credit losses	Lifetime expected credit losses		Credit impaired approach	Total
		Non-impaired	Impaired
Due from financial institutions measured at amortized cost *
Grade 1	21,705,891	—	—	—	21,705,891
Grade 2	772	—	—	—	772
Grade 3	—	—	—	—	—
Grade 4	—	—	—	—	—
Grade 5	—	—	—	—	—

	21,706,663	—	—	—	21,706,663

	December 31, 2024
(In millions of Korean won)	12-month expected credit losses	Lifetime expected credit losses		Credit impaired approach	Total
		Non-impaired	Impaired
Due from financial institutions measured at amortized cost *
Grade 1	18,952,416	—	—	—	18,952,416
Grade 2	19	—	—	—	19
Grade 3	—	—	—	—	—
Grade 4	—	—	—	—	—
Grade 5	—	—	—	—	—

	18,952,435	—	—	—	18,952,435

*	Before netting of allowance

The classification criteria of the credit qualities of due from financial institutions as of December 31, 2025 and 2024, are the same as the criteria for securities other than equity securities.

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

4.2.7 Credit risk mitigation of derivative financial instruments

Quantification of the extent to which collateral mitigates credit risk of derivative financial instruments as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	December 31, 2025	December 31, 2024
Deposits, savings, securities, and others	993,246	730,787

4.2.8 Credit risk concentration analysis

4.2.8.1 Classifications of loans by country as of December 31, 2025 and 2024, are as follows:

	December 31, 2025
(In millions of Korean won)	Retail	Corporate *	Total	%	Allowances	Carrying amount
Korea	183,881,272	216,876,226	400,757,498	96.12	(2,263,878)	398,493,620
Japan	—	1,401,964	1,401,964	0.34	(3,668)	1,398,296
United States	—	3,708,486	3,708,486	0.89	(41,879)	3,666,607
China	—	3,987,242	3,987,242	0.96	(8,746)	3,978,496
Others	6,549	7,083,840	7,090,389	1.69	(25,485)	7,064,904

	183,887,821	233,057,758	416,945,579	100.00	(2,343,656)	414,601,923

(In millions of Korean won)	December 31, 2024
	Retail	Corporate *	Total	%	Allowances	Carrying amount
Korea	177,226,370	203,451,018	380,677,388	95.28	(2,353,161)	378,324,227
Japan	—	1,143,583	1,143,583	0.29	(2,946)	1,140,637
United States	—	4,701,696	4,701,696	1.18	(112,283)	4,589,413
China	—	5,088,412	5,088,412	1.27	(10,336)	5,078,076
Others	48,246	7,855,857	7,904,103	1.98	(57,186)	7,846,917

	177,274,616	222,240,566	399,515,182	100.00	(2,535,912)	396,979,270

*	Expected credit losses of loans measured at fair value through other comprehensive income as of December 31, 2025 and 2024, are ~~W~~ 703 million and ~~W~~ 744 million, respectively.

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

4.2.8.2 Classifications of corporate loans by industry as of December 31, 2025 and 2024, are as follows:

	December 31, 2025
(In millions of Korean won)	Loans	%	Allowances *	Carrying amount
Financial institutions	23,979,544	10.29	(40,650)	23,938,894
Manufacturing	55,826,501	23.95	(430,669)	55,395,832
Service	108,462,456	46.54	(752,670)	107,709,786
Wholesale and retail	28,722,579	12.32	(252,594)	28,469,985
Construction	4,156,572	1.78	(109,157)	4,047,415
Public sector	1,719,856	0.75	(12,503)	1,707,353
Others	10,190,250	4.37	(71,349)	10,118,901

	233,057,758	100.00	(1,669,592)	231,388,166

	December 31, 2025
(In millions of Korean won)	Loans	%	Allowances *	Carrying amount
Financial institutions	20,472,511	9.21	(55,149)	20,417,362
Manufacturing	52,097,915	23.44	(483,731)	51,614,184
Service	106,152,713	47.76	(848,678)	105,304,035
Wholesale and retail	27,783,755	12.50	(292,243)	27,491,512
Construction	4,411,328	1.98	(122,598)	4,288,730
Public sector	1,815,384	0.82	(10,118)	1,805,266
Others	9,506,960	4.29	(39,655)	9,467,305

	222,240,566	100.00	(1,852,172)	220,388,394

*	Expected credit losses of loans measured at fair value through other comprehensive income as of December 31, 2025 and 2024, are ~~W~~ 703 million and ~~W~~ 744 million, respectively.

4.2.8.3 Classifications of retail loans as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	December 31, 2025
	Loans	%	Allowances	Carrying amount
Housing loan	110,292,616	59.98	(214,650)	110,077,966
General loan	73,595,205	40.02	(459,414)	73,135,791

	183,887,821	100.00	(674,064)	183,213,757

(In millions of Korean won)	December 31, 2024
	Loans	%	Allowances	Carrying amount
Housing loan	101,440,616	57.22	(182,826)	101,257,790
General loan	75,834,000	42.78	(500,914)	75,333,086

	177,274,616	100.00	(683,740)	176,590,876

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

4.2.8.4 Classifications of domestic mortgage loans as of December 31, 2025 and 2024, are as follows:

	December 31, 2025
(In millions of Korean won)	Loans *	%	Allowances	Carrying amount
Group 1	25,494,147	19.96	(29,139)	25,465,008
Group 2	26,589,463	20.82	(24,429)	26,565,034
Group 3	35,543,475	27.83	(55,964)	35,487,511
Group 4	37,715,824	29.53	(95,300)	37,620,524
Group 5	2,337,963	1.83	(14,024)	2,323,939
Group 6	31,695	0.03	(533)	31,162

	127,712,567	100.00	(219,389)	127,493,178

(In millions of Korean won)	December 31, 2024
	Loans *	%	Allowances	Carrying amount
Group 1	25,297,580	20.88	(30,320)	25,267,260
Group 2	27,953,280	23.08	(21,900)	27,931,380
Group 3	35,511,454	29.31	(48,993)	35,462,461
Group 4	30,704,076	25.34	(69,972)	30,634,104
Group 5	1,677,549	1.38	(8,806)	1,668,743
Group 6	16,176	0.01	(200)	15,976

	121,160,115	100.00	(180,191)	120,979,924

*	Retail loans for general purpose with the real estate as collateral are included.

Ranges
Group 1	LTV 0% to less than 20% *
Group 2	LTV 20% to less than 40%
Group 3	LTV 40% to less than 60%
Group 4	LTV 60% to less than 80%
Group 5	LTV 80% to less than 100%
Group 6	LTV over 100%

*	LTV: Loan to Value ratio

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

4.2.8.5 Classifications of due from financial institutions, securities other than equity securities, and derivative financial assets by industry as of December 31, 2025 and 2024, are as follows:

	December 31, 2025
(In millions of Korean won)	Amount	%	Allowances	Carrying amount
Due from financial institutions measured at amortized cost
Finance and insurance	21,706,663	100.00	(74)	21,706,589

	21,706,663	100.00	(74)	21,706,589

Due from financial institutions measured at fair value through profit or loss
Finance and insurance	412,279	100.00	—	412,279

	412,279	100.00	—	412,279

Securities measured at fair value through profit or loss
Government and government funded institutions	9,321,671	42.69	—	9,321,671
Finance and insurance [1]	11,364,025	52.05	—	11,364,025
Others	1,148,945	5.26	—	1,148,945

	21,834,641	100.00	—	21,834,641

Derivative financial assets
Government and government funded institutions	36,363	0.53	—	36,363
Finance and insurance [1]	6,046,378	87.95	—	6,046,378
Others	792,121	11.52	—	792,121

	6,874,862	100.00	—	6,874,862

Securities measured at fair value through other comprehensive income [2]
Government and government funded institutions	20,244,373	47.66	—	20,244,373
Finance and insurance	18,126,804	42.67	—	18,126,804
Others	4,105,350	9.67	—	4,105,350

	42,476,527	100.00	—	42,476,527

Securities measured at amortized cost
Government and government funded institutions	13,506,006	40.30	—	13,506,006
Finance and insurance	19,832,160	59.18	(15,469)	19,816,691
Others	174,710	0.52	(300)	174,410

	33,512,876	100.00	(15,769)	33,497,107

	126,817,848		(15,843)	126,802,005

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

4.2.8.5 Classifications of due from financial institutions, securities other than equity securities, and derivative financial assets by industry as of December 31, 2025 and 2024, are as follows: (cont’d)

	December 31, 2024
(In millions of Korean won)	Amount	%	Allowances	Carrying amount
Due from financial institutions measured at amortized cost
Finance and insurance	18,952,435	100.00	(171)	18,952,264

	18,952,435	100.00	(171)	18,952,264

Due from financial institutions measured at fair value through profit or loss
Finance and insurance	158,519	100.00	—	158,519

	158,519	100.00	—	158,519

Securities measured at fair value through profit or loss
Government and government funded institutions	8,027,654	43.46	—	8,027,654
Finance and insurance [1]	9,428,490	51.04	—	9,428,490
Others	1,015,751	5.50	—	1,015,751

	18,471,895	100.00	—	18,471,895

Derivative financial assets
Government and government funded institutions	49,939	0.49	—	49,939
Finance and insurance [1]	8,895,817	86.83	—	8,895,817
Others	1,299,717	12.68	—	1,299,717

	10,245,473	100.00	—	10,245,473

Securities measured at fair value through other comprehensive income [2]
Government and government funded institutions	14,771,300	34.68	—	14,771,300
Finance and insurance	22,308,624	52.38	—	22,308,624
Others	5,511,002	12.94	—	5,511,002

	42,590,926	100.00	—	42,590,926

Securities measured at amortized cost
Government and government funded institutions	14,882,789	41.65	(40)	14,882,749
Finance and insurance	20,687,301	57.89	(15,809)	20,671,492
Others	165,247	0.46	(258)	164,989

	35,735,337	100.00	(16,107)	35,719,230

	126,154,585		(16,278)	126,138,307

[1]	Collective investment securities (including transactions with collective investment schemes) are classified as finance and insurance.
[2]	Expected credit losses of securities measured at fair value through other comprehensive income as of December 31, 2025 and 2024, are ~~W~~ 9,570 million and ~~W~~ 13,325 million, respectively.

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

4.2.8.6 Classifications of due from financial institutions, securities other than equity securities, and derivative financial assets by country as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	December 31, 2025
	Amount	%	Allowances	Carrying amount
Due from financial institutions measured at amortized cost
Korea	16,481,846	75.93	—	16,481,846
United States	3,385,131	15.59	—	3,385,131
Others	1,839,686	8.48	(74)	1,839,612

	21,706,663	100.00	(74)	21,706,589

Due from financial institutions measured at fair value through profit or loss
Others	412,279	100.00	—	412,279

	412,279	100.00	—	412,279

Securities measured at fair value through profit or loss
Korea	18,701,532	85.65	—	18,701,532
United States	621,034	2.84	—	621,034
Others	2,512,075	11.51	—	2,512,075

	21,834,641	100.00	—	21,834,641

Derivative financial assets
Korea	2,755,792	40.08	—	2,755,792
United States	1,621,717	23.59	—	1,621,717
France	554,494	8.07	—	554,494
Others	1,942,859	28.26	—	1,942,859

	6,874,862	100.00	—	6,874,862

Securities measured at fair value through other comprehensive income *
Korea	38,622,256	90.93	—	38,622,256
United States	2,210,851	5.20	—	2,210,851
Others	1,643,420	3.87	—	1,643,420

	42,476,527	100.00	—	42,476,527

Securities measured at amortized cost
Korea	30,357,007	90.58	(12,287)	30,344,720
United States	701,592	2.09	(705)	700,887
United Kingdom	906,314	2.70	(999)	905,315
Others	1,547,963	4.63	(1,778)	1,546,185

	33,512,876	100.00	(15,769)	33,497,107

	126,817,848		(15,843)	126,802,005

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

4.2.8.6 Classifications of due from financial institutions, securities other than equity securities, and derivative financial assets by country as of December 31, 2025 and 2024, are as follows: (cont’d)

	December 31, 2024
(In millions of Korean won)	Amount	%	Allowances	Carrying amount
Due from financial institutions measured at amortized cost
Korea	13,924,740	73.47	—	13,924,740
United States	3,582,964	18.91	(91)	3,582,873
Others	1,444,731	7.62	(80)	1,444,651

	18,952,435	100.00	(171)	18,952,264

Due from financial institutions measured at fair value through profit or loss
Others	158,519	100.00	—	158,519

	158,519	100.00	—	158,519

Securities measured at fair value through profit or loss
Korea	16,206,298	87.73	—	16,206,298
United States	174,763	0.95	—	174,763
Others	2,090,834	11.32	—	2,090,834

	18,471,895	100.00	—	18,471,895

Derivative financial assets
Korea	3,939,339	38.45	—	3,939,339
United States	2,796,950	27.30	—	2,796,950
France	1,117,765	10.91	—	1,117,765
Others	2,391,419	23.34	—	2,391,419

	10,245,473	100.00	—	10,245,473

Securities measured at fair value through other comprehensive income *
Korea	38,303,118	89.93	—	38,303,118
United States	2,670,207	6.27	—	2,670,207
Others	1,617,601	3.80	—	1,617,601

	42,590,926	100.00	—	42,590,926

Securities measured at amortized cost
Korea	31,752,689	88.86	(12,380)	31,740,309
United States	1,706,669	4.78	(1,112)	1,705,557
United Kingdom	859,745	2.41	(953)	858,792
Others	1,416,234	3.95	(1,662)	1,414,572

	35,735,337	100.00	(16,107)	35,719,230

	126,154,585		(16,278)	126,138,307

*	Expected credit loss of securities measured at fair value through other comprehensive income as of December 31, 2025 and 2024, are ~~W~~ 9,570 million and ~~W~~ 13,325 million, respectively.

Due from financial institutions, financial instruments at fair value through profit or loss linked to the gold price, and derivative financial instruments are mostly related to the finance and insurance industries with high credit ratings.

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

4.3 Liquidity Risk

4.3.1 Overview of liquidity risk

Liquidity risk is a risk that the Bank becomes insolvent due to the mismatch between the inflow and outflow of funds, unexpected cash outflows, or a risk of loss due to financing funds at a high interest rate or disposing of securities at an unfavorable price due to lack of available funds. The Bank manages its liquidity risk through analysis of the contractual maturity of interest-bearing assets and liabilities, assets and liabilities related to the other inflows and outflows of funds, and off-balance sheet items related to the inflows and outflows of funds such as currency derivative instruments and others.

4.3.2 Liquidity risk management and indicator

The liquidity risk is managed by comprehensive risk management policies and Asset Liability Management (“ALM”) risk management guidelines set forth in these policies that apply to all risk management policies and procedures that may arise throughout the overall business of the Bank.

The Bank establishes a liquidity risk management strategy, including objectives of liquidity risk management, management policies, and internal control systems, and obtains an approval from the Risk Management Committee. The Risk Management Committee establishes the Risk Management Council for efficient risk management to supervise the establishment and implementation of policies according to risk management strategies.

The Bank calculates and manages the Liquidity Coverage Ratio (“LCR”), Net Stable Funding Ratio (“NSFR”), liquidity ratio, maturity mismatch ratio and liquidity stress testing results for all transactions and off-balance sheet transactions, that affect the cash flows in Korean won and foreign currency funds raised and operated for the management of liquidity risks and periodically reports them to the Risk Management Council and the Risk Management Committee.

4.3.3 Analysis of remaining contractual maturity of financial liabilities

The cash flows disclosed in the maturity analysis are undiscounted contractual amounts including principal and future interest payments; as such, amounts in the table below do not match with those in the statements of financial position which are based on discounted cash flows. The future interest payments of floating-rate liabilities are calculated on the assumption that the current interest rate is the same until maturity.

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

4.3.3.1 Remaining contractual maturity of financial liabilities other than derivatives held for cash flow hedge, and off-balance sheet items as of December 31, 2025 and 2024, are as follows:

	December 31, 2025
(In millions of Korean won)	On demand	Up to 1 month	1-3 months	3-12 months	1-5 years	Over 5 years	Total
Financial liabilities
Financial liabilities at fair value through profit or loss [1]	420,329	—	—	—	—	—	420,329
Derivatives held for trading [1]	5,973,069	—	—	—	—	—	5,973,069
Derivatives held for hedging [2]	—	2,770	(4,882)	11,169	14,421	(58)	23,420
Deposits [3]	175,937,657	38,808,432	54,460,773	135,361,975	26,970,505	546,385	432,085,727
Borrowings	2,392	12,288,905	3,414,101	9,373,362	5,868,107	871,550	31,818,417
Debentures	868	2,077,039	2,802,141	15,010,600	15,018,635	1,592,067	36,501,350
Lease liabilities	633	21,055	41,012	163,461	460,108	7,178	693,447
Other financial liabilities	2,965	20,753,194	17,597	141,798	—	—	20,915,554

	182,337,913	73,951,395	60,730,742	160,062,365	48,331,776	3,017,122	528,431,313

Off-balance sheet items
Commitments [4]	119,428,588	—	—	—	—	—	119,428,588
Acceptances and guarantees contracts [5]	16,418,480	—	—	—	—	—	16,418,480
Financial guarantee contracts [5]	7,854,173	—	—	—	—	—	7,854,173

	143,701,241	—	—	—	—	—	143,701,241

	December 31, 2024
(In millions of Korean won)	On demand	Up to 1 month	1-3 months	3-12 months	1-5 years	Over 5 years	Total
Financial liabilities
Financial liabilities at fair value through profit or loss [1]	159,212	—	—	—	—	—	159,212
Derivatives held for trading [1]	9,777,696	—	—	—	—	—	9,777,696
Derivatives held for hedging [2]	—	309	6,074	9,715	21,356	(3,206)	34,248
Deposits [3]	165,467,520	39,277,721	54,704,331	132,153,410	22,801,629	615,082	415,019,693
Borrowings	1,294	10,055,550	5,146,916	9,252,664	6,139,413	970,093	31,565,930
Debentures	1,113	1,295,914	3,038,138	11,862,385	15,531,001	4,084,998	35,813,549
Lease liabilities	196	20,851	40,021	164,883	453,389	100,500	779,840
Other financial liabilities	2,966	17,997,162	18,639	138,894	—	—	18,157,661

	175,409,997	68,647,507	62,954,119	153,581,951	44,946,788	5,767,467	511,307,829

Off-balance sheet items
Commitments [4]	122,546,657	—	—	—	—	—	122,546,657
Acceptances and guarantees contracts [5]	17,383,952	—	—	—	—	—	17,383,952
Financial guarantee contracts [5]	6,810,587	—	—	—	—	—	6,810,587

	146,741,196	—	—	—	—	—	146,741,196

[1]

Financial liabilities at fair value through profit or loss and derivatives held for trading are not managed by contractual maturity because they are expected to be traded or redeemed before maturity. Therefore, the carrying amounts of those financial instruments are included in the ‘On demand’ category.

[2]	Cash flows of derivatives held for hedging are shown at net amount of cash inflows and outflows by remaining contractual maturity.
[3]	Deposits that are contractually repayable on demand or on short notice are included in the ‘On demand’ category.
[4]	Unused lines of credit among commitments are included in the ‘On demand’ category because payments can be requested at any time.
[5]	Cash flows under acceptances and financial guarantee contracts are classified based on the earliest period that the contract can be executed.

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

4.3.3.2 Contractual cash flows of derivatives held for cash flow hedge as of December 31, 2025 and 2024, are as follows:

	December 31, 2025
(In millions of Korean won)	Up to 1 month	1-3 months	3-12 months	1-5 years	Over 5 years	Total
Cash flow to be received from net-settled derivatives	356	3,116	10,227	10,805	—	24,504
Cash flow to be paid from net-settled derivatives	503	387	1,009	1,773	—	3,672

	December 31, 2024
(In millions of Korean won)	Up to 1 month	1-3 months	3-12 months	1-5 years	Over 5 years	Total
Cash flow to be received from net-settled derivatives	1,158	5,372	19,528	45,759	—	71,817
Cash flow to be paid from net-settled derivatives	—	—	—	—	—	—

4.4 Market Risk

4.4.1 Concept

Market risk refers to risks that can result in losses due to changes in market factors such as interest rate, stock price, and foreign exchange rate, etc., which arise from securities, derivatives, and others. The most significant risks associated with trading positions are interest rate risk, currency risk, and additional risks including stock price risk. The non-trading position is also exposed to interest rate risk. The Bank manages the market risks by dividing them into those arising from the trading position and those arising from the non-trading position.

4.4.2 Risk management

The Bank sets and monitors internal capital limits for market risk and interest rate risk to manage the risks of trading and non-trading positions. In order to manage market risk efficiently, the Bank maintains risk management systems and procedures such as trading policies and procedures, market risk management guidelines for trading positions, and ALM risk management guidelines for non-trading positions. The entire process is carried out through the approval by the Risk Management Council and the Risk Management Committee of the Bank.

The Bank’s Risk Management Council establishes and enforces overall market risk management policies for market risk management and decides to establish position limits, loss limits, VaR limits, and approves non-standard new products. In addition, the Market Risk Management Subcommittee, chaired by Chief Risk Officer (“CRO”), is a practical decision-making body for market risk management and determines position limits, loss limits, VaR limits, sensitivity limits, and scenario loss limits for each department of the business group.

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

4.4.2 Risk management (cont’d)

The Asset-Liability Management Committee (“ALCO”) determines interest rate and commission operating standards and ALM operation policies and enacts and revises relevant guidelines. The Risk Management Council monitors the establishment and enforcement of ALM risk management policies and enacts and revises ALM risk management guidelines. Interest rate risk limits are set based on future asset and liability positions and expected interest rate volatility, which reflect annual business plans. The Treasury Department and the Risk Management Department regularly measure and monitor interest rate risk and report the status and limit of interest rate risk including changes in Economic Value of Equity (“△EVE”), changes in Net Interest Income (“△NII”), and duration gap to the ALCO and the Risk Management Council on a monthly basis, and to the Risk Management Committee on a quarterly basis. To ensure the adequacy of interest rate risk and liquidity risk management, the Risk Management Department assigns the limits, monitors and reviews the procedures and tasks of ALM operations conducted by the Treasury department, and reports related matters to the management independently.

4.4.3 Trading position

4.4.3.1 Definition of a trading position

The trading position, which is subject to market risk management, includes interest rate position and stock position held for short-term trading profit. The Bank also includes and manages all foreign currency positions in our trading positions. The trading position subject to market risk management is the trading position defined in “Trading Policy and Guidelines” and the basic requirements for the trading position are as follows:

•	The target position has no restrictions on the sale, the daily fair value assessment should be made, and the embedded significant risk can be hedged in the market.

•	The trading position classification criteria should be clearly defined in the Trading Policy and Guidelines, and the trading position should be managed by a separate trading department.

•	The target position must be operated according to the documented trading strategy, and the management of position limit must be carried out.

•

The specialized dealer or operating department shall have the authority to execute the transaction without prior approval from the Risk Management Department, etc. within the predetermined limits of the target position.

•	The target positions should be periodically reported to management for risk management of the Bank.

4.4.3.2 Methods of observing market risk arising from trading positions

Banks are now required to calculate regulatory capital for all trading positions using the standard method through market risk management systems, following the adoption of Basel III market risk standard approach regulation in 2023.

Furthermore, risk control and management for derivative financial product transactions are conducted in accordance with regulations and guidelines set by the Financial Supervisory Service.

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

4.4.3.3 Standard Method

Market risk regulatory capital is calculated using the Basel III standard method as follows.

[ Market risk regulatory capital = (a)Sensitivity-based risk + (b)Default risk + (c)Residual risk ]

•

Sensitivity-based risk, which forms the basis of the Basel III standard method for market risk, involves calculating the expected losses for each risk factor by applying and aggregating the risk weights and correlation coefficients specified by the Basel Committee.

•

Default risk is the risk that arises from the issuer default of securities and derivatives that are not considered in sensitivity-based risk. It is calculated by applying risk weights based on the issuer’s credit rating and other factors.

•

Residual risk is the risk that is not considered by sensitivity-based and default risk calculations. It is calculated by applying a certain percentage determined by the Basel Committee to the nominal value of structured products and other non-standard underlying assets.

Description
Sensitivity-based risk	Interest rate risk group	GIRR	The risk associated with risk-free interest rates (typically OIS rates) defined by currency and maturity.

		CSR	The risk associated with the issuer’s interest rate credit spread, defined by creditworthiness and sector.

	Equity risk group		The risk factors associated with equity, defined by market capitalization, economic conditions, and sector

	Foreign exchange risk group		The risk factors associated with exchange rate, defined by currency pairs

	Commodity risk group		The risk factors associated with commodities, defined by commodity types.

Default risk			Issuer default risk in securities (bonds, etc.) and derivatives.

Residual risk			Additional risks imposed on non-standard underlying asset products, etc.

The table below represents regulatory capital for sensitivity-based risk, default risk, and residual risk of trading positions of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)		December 31, 2025	December 31, 2024
Sensitivity-based risk	GIRR(General interest rate)	51,788	65,112
	CSR(non-securitization)	92,808	71,343
	Equity risk	150	2,656
	Foreign exchange risk	152,108	158,770
	Commodity risk	25	15
Default risk		10,290	7,756
Residual risk		1,243	1,070

Total		308,412	306,722

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

Risks arising from trading positions primarily result from interest rate, equity price, and foreign exchange movements. The causes of such risks and the related risk management methods are as follows:

4.4.3.3.1 Interest Rate RiskInterest rate risk in trading positions mainly arises from debt securities denominated in Korean won. The Bank’s trading strategy is to generate short-term trading gains from fluctuations in interest rates. Interest rate risk related to the major trading portfolio is managed using sensitivity analysis (Price Value of a Basis Point: PVBP).

4.4.3.3.2 Stock Price RiskStock price risk mainly arises from stock spot positions held by principal-guaranteed trusts and stock-related derivative positions held by the market trading division. Such stock price risk is managed through sensitivity limits and other risk control measures.

4.4.3.3.3 Currency RiskForeign exchange risk arises from holding assets, liabilities, and currency-related derivatives denominated in foreign currencies other than Korean won. The majority of the net open foreign currency exposure arises in U.S. dollars and Indonesian rupiah. Such foreign exchange risk is managed through limits on net open foreign currency exposures and other internal control mechanisms.

4.4.4 Non-trading position (Interest Rate Risk of Banking Book (“IRRBB”))

4.4.4.1 Definition of IRRBB

IRRBB is a change in equity and earnings due to the changes in value of interest-sensitive assets and liabilities, etc., and is measured by △EVE and △NII.

4.4.4.2 The Bank’s overall interest rate risk management and mitigation strategy

The Risk Management Committee approves policies, procedures and limits for managing interest rate risk, and the management department regularly reports on interest rate risk levels of △EVE and △NII against the set limit, changes in market conditions, and others. In order to measure the sensitivity of the economic value and earnings to changes in interest rates, the Bank calculates monthly interest rate gap and duration gap for assets and liabilities. In addition, the management department conducts an interest rate risk crisis analysis at least once a quarter assuming abnormal interest rate fluctuations and reports the results to the Risk Management Council. Independent internal and external audit department regularly check the process of identifying, measuring and monitoring interest rate risk. The interest rate risk model adequacy test is carried out regularly at least once a year by the verification department independent of the management department.

4.4.4.3 Main modeling assumption used for the Bank’s interest rate risk measurement system for internal management

The bank measures adverse fluctuations in economic value resulting from changes in interest rates following the interest rate risk calculation standards set by the Financial Supervisory Service.

4.4.4.4 The Bank’s interest rate risk hedging methodology and related accounting

The Bank hedges interest rate risk through back-to-back interest rate swap transactions, which are the same as interest payment cash flows. The Bank officially documents and manages the risk management strategy for hedge accounting, risk management objectives, hedging relationship, and assessment method for hedge effectiveness.

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

4.4.4.5 Main assumptions used for calculating △EVE , △NII

The Bank calculates interest rate risk, including all cash flow of interest-sensitive assets and liabilities, and off-balance sheet items in the banking book. △EVE assumes a run-off balance sheet where the existing bank account positions are amortized and not replaced by new businesses. In addition, the contractual interest rate, including commercial margins and other spread components, is applied to generate cash flows. When discounting cash flows, △EVE is calculated by applying risk-free interest rate that do not include commercial margins and other spread components.

△NII assumes a constant balance sheet where maturing or repricing cash flows during the target management period are replaced by new cash flows with identical features. The interest rate risk is calculated for the interest rate shock scenario by adding up only if the risk is a loss for each currency. After classifying into retail/transactional, retail/non-transactional, and wholesale according to customers and regular transactions, the average repricing maturity of non-maturity deposits is determined by taking into account the proportion of core deposits and cap on average maturity of core deposits for each category. The average repricing maturity of non-maturity deposits is 2.5 years for core deposits, 1 day for non-core deposits, and the longest repricing maturity is five years. The prepayment rate of fixed rate loans and term deposit redemption ratio are estimated by dividing the amount of prepayment amount and redemption amount during the previous month by the balance at the end of the previous month, respectively.

4.4.4.6 △EVE and △NII

The Bank calculates △EVE by applying six interest rate shock and stress scenarios, and △NII is calculated by applying parallel shock up and parallel shock down scenarios. Results as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	December 31, 2025		December 31, 2024
	ΔEVE	ΔNII	ΔEVE	ΔNII
Scenario 1 (Parallel shock up)	644,705	219,251	482,105	158,187
Scenario 2 (Parallel shock down)	116,880	80,054	170,764	30,845
Scenario 3 (Short rates down and long rates up)	338,699		226,086
Scenario 4 (Short rates up and long rates down)	313,737		437,728
Scenario 5 (Short rates shock up)	588,522		532,380
Scenario 6 (Short rates shock down)	386,330		330,968
Maximum out of six scenarios	644,705	219,251	532,380	158,187
Basic capital	38,817,818		36,487,607

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

4.4.5 Financial assets and liabilities denominated in foreign currencies

Details of financial instruments denominated in foreign currencies and translated into Korean won as of December 31, 2025 and 2024, are as follows:

	December 31, 2025
(In millions of Korean won)	USD	JPY	EUR	GBP	CNY	Others	Total
Financial assets
Cash and due from financial institutions	6,962,637	552,480	119,931	38,003	79,565	351,505	8,104,121
Financial assets at fair value through profit or loss	3,443,184	—	674,476	75,909	—	19,474	4,213,043
Derivatives held for trading	65,123	1,767	15	22	—	4,508	71,435
Derivatives held for hedging	46,690	—	—	—	—	—	46,690
Loans measured at amortized cost	25,133,535	963,163	3,551,100	1,040,002	73,704	1,621,857	32,383,361
Financial assets at fair value through other comprehensive income	4,947,356	—	114,795	44,045	—	1,174,751	6,280,947
Financial assets at amortized cost	2,170,326	—	6,755	223,892	—	1,169,991	3,570,964
Other financial assets	3,349,346	237,761	137,856	43,992	58,223	128,983	3,956,161

	46,118,197	1,755,171	4,604,928	1,465,865	211,492	4,471,069	58,626,722

Financial liabilities
Derivatives held for trading	154,450	1,447	1,023	22	—	174,967	331,909
Derivatives held for hedging	28,264	—	1	—	—	93	28,358
Deposits	22,545,250	1,525,393	2,023,272	799,432	126,805	1,147,505	28,167,657
Borrowings	13,186,214	114,964	521,737	209,277	479,791	1,223,893	15,735,876
Debentures	7,314,574	—	4,716,769	96,619	—	415,228	12,543,190
Other financial liabilities	4,216,525	155,003	262,689	44,851	39,815	136,959	4,855,842

	47,445,277	1,796,807	7,525,491	1,150,201	646,411	3,098,645	61,662,832

Off-balance sheet items	24,284,871	104,480	287,666	12,828	266,176	190,019	25,146,040

	December 31, 2024
(In millions of Korean won)	USD	JPY	EUR	GBP	CNY	Others	Total
Financial assets
Cash and due from financial institutions	6,548,168	534,049	119,431	41,166	99,998	399,923	7,742,735
Financial assets at fair value through profit or loss	2,776,851	—	558,798	31,519	—	300,134	3,667,302
Derivatives held for trading	184,605	104	36	91	—	4,415	189,251
Derivatives held for hedging	66,724	—	—	2	—	76	66,802
Loans measured at amortized cost	25,385,295	877,024	3,238,646	981,517	107,018	1,974,722	32,564,222
Financial assets at fair value through other comprehensive income	5,012,100	—	74,586	50,415	—	889,090	6,026,191
Financial assets at amortized cost	3,117,597	—	6,140	227,140	—	1,123,458	4,474,335
Other financial assets	3,239,439	37,769	87,846	44,458	22,657	103,990	3,536,159

	46,330,779	1,448,946	4,085,483	1,376,308	229,673	4,795,808	58,266,997

Financial liabilities
Derivatives held for trading	176,727	850	113	90	—	203,447	381,227
Derivatives held for hedging	65,926	—	—	—	—	202	66,128
Deposits	23,402,734	1,567,407	1,632,240	1,057,439	118,972	787,834	28,566,626
Borrowings	14,933,660	452,189	939,858	179,758	221,084	1,200,033	17,926,582
Debentures	7,439,267	—	3,902,818	—	—	466,912	11,808,997
Other financial liabilities	4,277,831	119,722	112,726	25,648	46,557	90,268	4,672,752

	50,296,145	2,140,168	6,587,755	1,262,935	386,613	2,748,696	63,422,312

Off-balance sheet items	27,048,917	69,921	240,173	20,660	263,445	137,774	27,780,890

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

4.5 Operational Risk

4.5.1 Concept

The Bank defines operational risk as loss risk arising from improper or incorrect internal procedures, personnel, systems or external events and includes financial and non-financial risks.

4.5.2 Risk management

The purpose of operational risk management is not only to comply with supervisory and regulatory requirements, but also to spread risk management culture, strengthen internal control, improve processes, and provide timely feedback to management and all employees. The Bank established a Business Continuity Planning (BCP) to carry out continuous work in emergency situations and established alternative facilities. The Bank conducts simulation training for headquarters and IT departments to check the business continuity framework.

4.6 Capital Management

The Bank complies with the capital adequacy standard established by the financial supervisory authority. This capital adequacy standard is based on Basel III revised by Basel Committee on Banking Supervision in Bank for International Settlements (“BIS”) in June 2011 and was implemented in Korea in December 2013.

According to this standard, the Bank is required to maintain a minimum capital adequacy ratio to risk-weighted assets (Common Equity Tier 1 Capital ratio of 4.5%, Tier 1 Capital ratio of 6.0%, and Total Capital ratio of 8.0%) as of December 31, 2025. In addition, a Capital Conservation Buffer of 2.5%, a Countercyclical Capital Buffer of 1.0%, and Capital Requirement for Domestic Systemically Important Banks (D-SIB) of 1.0% are applied. Therefore, the Bank is required to maintain a capital adequacy ratio, including the minimum capital adequacy ratio and additional capital requirements (Common Equity Tier 1 Capital ratio of 9.0%, Tier 1 Capital ratio of 10.5%, and Total Capital ratio of 12.5%

The Bank’s capital is classified into three categories in accordance with the Detailed Regulations on Supervision of Banking Business as follows:

•

Common Equity Tier 1 Capital: Common equity Tier 1 Capital is the first to take losses of the Bank and is the last to be compensated in liquidation of the Bank and not repaid except for liquidation. It includes capital, capital surplus, retained earnings, non-controlling interests of the consolidated subsidiaries, accumulated other comprehensive income, and other capital surplus, etc.

•

Additional Tier 1 Capital: Additional Tier 1 Capital includes capital, capital surplus, etc. related to the issuance of capital securities of a permanent nature that meet the conditional capital securities requirements.

•

Tier 2 Capital: Tier 2 Capital means capital that can compensate for losses of the Bank upon liquidation, including (a) the amount of subordinated bonds with maturity of not less than 5 years that meet the conditional capital securities requirements, and (b) the allowances for credit losses accumulated on the loans which are classified as normal or precautionary in accordance with Regulations on Supervision of Banking Business, and others.

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

4.6 Capital Management (cont’d)

The risk-weighted assets are the magnitude of assets that reflect the risk that the Bank has to bear, including risks inherent in all assets, errors in the operation of internal processes, and risk of loss that may arise from external events. The Bank calculates risk-weighted assets by each risk (credit risk, market risk, and operational risk) based on the Detailed Regulations on Supervision of Banking Business and uses them to calculate capital adequacy ratio. The Bank complied with external capital adequacy requirements as of December 31, 2025 and 2024.

Apart from the capital adequacy ratio, the Bank evaluates and manages capital adequacy through internal policies. The evaluation of capital adequacy compares the size of available capital (the amount of capital actually available) to the size of internal capital (the amount of capital required to cover all the significant risks faced by the Bank under its target credit rating), which monitors financial soundness and provides a risk-adjusted performance measurement basis. The internal capital for capital adequacy assessment is calculated by adding the results of a stress test and other additional capital requirements to the internal capital calculated for each individual risk.

The Risk Management Committee of the Bank determines the risk appetite of the Bank, allocates internal capital by risk type and business group, and each business group operates capital efficiently within the range of the allocated internal capital. The Risk Management Department of the Bank monitors internal capital limit management and reports it to management and the Risk Management Committee. If the limit of internal capital is expected to be exceeded, the Bank’s capital adequacy management is carried out through review and approval by the Risk Management Committee in advance.

Details of the Bank’s capital adequacy ratio in accordance with Basel III requirements as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	December 31, 2025	December 31, 2024
Total Capital:	41,604,455	40,573,940
Tier 1 Capital	36,960,176	35,059,009
Common Equity Tier 1 Capital	35,894,563	33,993,396
Additional Tier 1 Capital	1,065,613	1,065,613
Tier 2 Capital	4,644,279	5,514,931
Risk-Weighted Assets:	240,739,872	234,435,856
Credit risk [1]	208,473,896	205,655,976
Market risk [2]	6,147,828	5,888,995
Operational risk [3]	26,118,148	22,890,885
Total Capital ratio (%):	17.28	17.31
Tier 1 Capital ratio (%)	15.35	14.95
Common Equity Tier 1 Capital ratio (%)	14.91	14.50

[1]	Credit risk weighted assets are measured using the Internal Rating-Based Method and Standard Method.
[2]	Market risk weighted assets are measured using the Standard Method.
[3]	Operational risk weighted assets are measured using the Standard Method.

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

5. Segment Information

5.1 Overall Segment Information and Business Segments

The Bank is organized into Corporate Banking, Retail Banking and Other Activities. These segments are based on the nature of the products and services provided, the type or class of customer, and the Bank’s management organization.

•	Corporate banking: The activities within this segment include providing credit, deposit products, and other related financial services to large, small and medium-sized enterprises and SOHOs.

•	Retail banking: The activities within this segment include providing credit, deposit products, and other related financial services to individuals and households.

•	Other activities: The activities within this segment include trading activities in securities and derivatives, funding, and other activities.

Financial information by business segment as of and for the years ended December 31, 2025 and 2024, are as follows:

	2025
(In millions of Korean won)	Corporate banking	Retail banking	Others	Total
Net operating revenues from external customers	4,049,123	3,972,906	2,653,076	10,675,105
Net interest income	5,015,320	3,626,216	1,188,194	9,829,730
Interest income	9,465,255	7,506,269	3,215,768	20,187,292
Interest expense	(4,449,935)	(3,880,053)	(2,027,574)	(10,357,562)
Net fee and commission income	471,657	332,628	421,992	1,226,277
Fee and commission income	618,509	478,964	536,532	1,634,005
Fee and commission expense	(146,852)	(146,336)	(114,540)	(407,728)
Net gains on financial instruments at fair value through profit or loss	11,111	—	983,184	994,295
Net other operating income (expenses)	(1,448,965)	14,062	59,706	(1,375,197)
General and administrative expenses	(1,542,030)	(1,860,412)	(829,526)	(4,231,968)
Operating income before provision for credit losses	2,507,093	2,112,494	1,823,550	6,443,137
Provision for credit losses	(533,376)	(201,844)	(6,903)	(742,123)
Net operating income	1,973,717	1,910,650	1,816,647	5,701,014
Net non-operating income (expenses)	(215)	—	(41,482)	(41,697)
Segment profit (loss) before income tax expense	1,973,502	1,910,650	1,775,165	5,659,317
Income (expense)	(480,615)	(465,397)	(489,289)	(1,435,301)

Profit for the year	1,492,887	1,445,253	1,285,876	4,224,016

Total assets *	222,336,660	182,734,005	158,521,888	563,592,553
Total liabilities *	208,874,874	217,055,771	98,949,993	524,880,638

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

5.1 Overall Segment Information and Business Segments (cont’d)

	2024
(In millions of Korean won)	Corporate banking	Retail banking	Others	Total
Net operating revenues from external customers	4,757,928	4,165,446	985,411	9,908,785
Net interest income	5,132,966	3,319,728	1,137,066	9,589,760
Interest income	10,473,825	7,760,970	3,412,188	21,646,983
Interest expense	(5,340,859)	(4,441,242)	(2,275,122)	(12,057,223)
Net fee and commission income	425,569	241,799	452,112	1,119,480
Fee and commission income	565,531	390,775	566,370	1,522,676
Fee and commission expense	(139,962)	(148,976)	(114,258)	(403,196)
Net gains on financial instruments at fair value through profit or loss	18,302	—	709,841	728,143
Net other operating income (expenses)	(818,909)	603,919	(1,313,608)	(1,528,598)
General and administrative expenses	(1,620,560)	(1,984,805)	(632,465)	(4,237,830)
Operating income before provision for credit losses	3,137,368	2,180,641	352,946	5,670,955
Provision for credit losses	(215,410)	(196,996)	(4,675)	(417,081)
Net operating income	2,921,958	1,983,645	348,271	5,253,874
Net non-operating income (expenses)	3,158	—	(1,108,024)	(1,104,866)
Segment profit (loss) before income tax expense	2,925,116	1,983,645	(759,753)	4,149,008
Income (expense)	(772,211)	(523,682)	220,481	(1,075,412)

Profit (loss) for the year	2,152,905	1,459,963	(539,272)	3,073,596

Total assets *	217,612,637	176,075,559	149,908,187	543,596,383
Total liabilities *	203,502,722	210,839,098	91,908,370	506,250,190

*	Assets and liabilities of the reporting segments are amounts before intersegment transactions.

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

5.2 Services and Geographical Segments

5.2.1 Services information

Net operating revenues from external customers by service for the years ended December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	2025	2024
Corporate banking service	4,049,123	4,757,928
Retail banking service	3,972,906	4,165,446
Others	2,653,076	985,411

	10,675,105	9,908,785

5.2.2 Geographical information

Geographical net operating revenues from external customers for the years ended December 31, 2025 and 2024, and major non-current assets as of December 31, 2025 and 2024, are as follows:

	Net operating revenues from external customers		Major non-current assets
(In millions of Korean won)	2025	2024	December 31, 2025	December 31, 2024
Domestic	10,389,262	9,605,253	3,966,806	4,294,700
China	78,808	65,407	3,189	2,641
United States	38,671	71,137	27,689	30,206
New Zealand	1,013	12,580	597	829
Japan	20,597	10,073	1,533	1,329
United Kingdom	73,040	71,736	10,572	9,023
Vietnam	27,498	35,963	1,882	1,685
India	5,534	5,396	2,977	5,508
Singapore	40,682	31,240	7,415	7,825

	10,675,105	9,908,785	4,022,660	4,353,746

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

6. Financial Assets and Financial Liabilities

6.1 Classification and Fair Value of Financial Instruments

6.1.1 Carrying amount and fair value of financial assets and liabilities by category as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	December 31, 2025		December 31, 2024
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Cash and due from financial institutions	23,707,487	23,707,487	20,846,044	20,846,269
Financial assets at fair value through profit or loss:	22,458,493	22,458,493	19,079,152	19,079,152
Debt securities	21,834,641	21,834,641	18,471,895	18,471,895
Equity securities	177,365	177,365	140,608	140,608
Loans	34,208	34,208	308,130	308,130
Others	412,279	412,279	158,519	158,519
Derivatives held for trading	6,772,703	6,772,703	10,124,136	10,124,136
Derivatives held for hedging	102,159	102,159	121,337	121,337
Loans measured at amortized cost	414,228,658	414,939,175	396,390,232	397,260,268
Financial assets at fair value through other comprehensive income:	44,227,355	44,227,355	43,930,041	43,930,041
Debt securities	42,476,527	42,476,527	42,590,926	42,590,926
Equity securities	1,411,771	1,411,771	1,058,207	1,058,207
Loans	339,057	339,057	280,908	280,908
Securities measured at amortized cost	33,497,107	33,202,134	35,719,230	35,452,646
Other financial assets	10,210,366	10,210,366	9,125,131	9,125,131

	555,204,328	555,619,872	535,335,303	535,938,980

Financial liabilities
Financial liabilities at fair value through profit or loss	420,329	420,329	159,212	159,212
Derivatives held for trading	5,973,069	5,973,069	9,777,696	9,777,696
Derivatives held for hedging	30,020	30,020	66,128	66,128
Deposits	423,627,466	423,869,585	406,134,828	406,574,661
Borrowings	31,182,772	31,126,827	30,674,711	30,653,167
Debentures	34,325,944	34,422,021	33,400,288	33,598,168
Other financial liabilities	25,971,578	25,971,578	23,458,932	23,458,932

	521,531,178	521,813,429	503,671,795	504,287,964

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The Bank discloses the fair value of each class of assets and liabilities in a way that permits it to be compared with its carrying amount at the end of each reporting period. The best evidence of fair value of financial instruments is a quoted price in an active market.

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

Methods of determining fair value of financial instruments are as follows:

Cash and due from financial institutions	Fair value of cash is the same as its carrying amount. Carrying amount of demand deposits and settlement deposits is a reasonable approximation of fair value because these financial instruments do not have a fixed maturity and are receivable on demand. Fair value of general deposits is measured using a Discounted Cash Flow (“DCF”) Model.

Securities due from financial institutions and deposits indexed to gold price	Fair value of securities and others that are traded in an active market and due from financial institutions and deposits indexed to the gold price is determined using the quoted prices. If there is no quoted price, fair value is determined using external professional valuation institutions. The institutions use one or more valuation techniques that are deemed appropriate considering the characteristics of the financial instruments including a DCF Model, MonteCarlo Simulation, Free Cash Flow to Equity Model, Comparable Company Analysis, Dividend Discount Model and Net Asset Value Method.

Loans	Fair value of loans is determined using a DCF Model and independent external professional valuation institutions. Fair value measured by using a DCF Model is determined by discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at an appropriate discount rate.

Derivatives	Fair value of exchange traded derivatives is determined using quoted prices in an active market, and fair value of OTC derivatives is determined using valuation techniques. The Bank uses internally developed valuation models that are widely used by market participants to determine the fair value of plain vanilla OTC derivatives including options, interest rate swaps, and currency swaps, based on observable market parameters. However, some complex financial instruments are valued using appropriate models developed from generally accepted market valuation models including a Finite Difference Method (“FDM”), MonteCarlo Simulation, and Tree Model or valuation results from independent external professional valuation institutions. For OTC derivatives, the credit risk of the counterparty and the Bank’s own credit risk are applied through a credit valuation adjustment method.

Deposits	Carrying amount of demand deposits is a reasonable approximation of fair value because they do not have a fixed maturity and are payable on demand. Fair value of time deposits is determined using a DCF Model discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at an appropriate discount rate.

Borrowings	Carrying amount of overdrafts in foreign currency is a reasonable approximation of fair value because they do not have a fixed maturity and are payable on demand. Fair value of other borrowings is determined using a DCF Model.

Debentures	Fair value is determined using valuation results (DCF Model) of external professional valuation institutions, which are calculated using market inputs.

Other financial assets and other financial liabilities	Carrying amount is a reasonable approximation of fair value because other financial assets and other financial liabilities are temporary accounts used for other various transactions, and their maturities are relatively short or not defined.

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

6.1.2 Fair value hierarchy

The Bank believes that valuation techniques used for measuring the fair value of financial instruments are reasonable and that the fair value recognized in the statement of financial position is appropriate. However, the fair value of the financial instruments recognized in the statement of financial position may be different if other valuation techniques or assumptions are used. Additionally, as there are a variety of valuation techniques and assumptions used in measuring fair value, it may be difficult to reasonably compare the fair value with that of other financial institutions.

The Bank classifies and discloses fair value of the financial instruments into the three fair value levels as follows:

Level 1:	The fair values are based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

Level 2:	The fair values are based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3:	The fair values are based on unobservable inputs for the asset or liability.

The fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. If an observable input requires an adjustment using an unobservable input and that adjustment results in a significantly higher or lower fair value measurement, the resulting measurement would be categorized within Level 3 of the fair value hierarchy.

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

6.1.2.1 Fair value hierarchy of financial assets and liabilities at fair value in the statements of financial position

Fair value hierarchy of financial assets and liabilities at fair value in the statements of financial position as of December 31, 2025 and 2024, are as follows:

	December 31, 2025
(In millions of Korean won)	Fair value hierarchy
	Level 1	Level 2	Level 3	Total
Financial assets
Financial assets at fair value through profit or loss:	12,460,491	2,914,928	7,083,074	22,458,493
Debt securities	11,899,976	2,914,928	7,019,737	21,834,641
Equity securities	148,236	—	29,129	177,365
Loans	—	—	34,208	34,208
Others	412,279	—	—	412,279
Derivatives held for trading	—	6,769,584	3,119	6,772,703
Derivatives held for hedging	—	102,159	—	102,159
Financial assets at fair value through other comprehensive income:	18,809,925	24,547,214	870,216	44,227,355
Debt securities	18,268,370	24,208,157	—	42,476,527
Equity securities	541,555	—	870,216	1,411,771
Loans	—	339,057	—	339,057

	31,270,416	34,333,885	7,956,409	73,560,710

Financial liabilities
Financial liabilities at fair value through profit or loss	420,329	—	—	420,329
Derivatives held for trading	—	5,799,476	173,593	5,973,069
Derivatives held for hedging	—	30,020	—	30,020

	420,329	5,829,496	173,593	6,423,418

	December 31, 2024
(In millions of Korean won)	Fair value hierarchy
	Level 1	Level 2	Level 3	Total
Financial assets
Financial assets at fair value through profit or loss:	10,164,883	2,114,783	6,799,486	19,079,152
Debt securities	9,895,029	2,114,783	6,462,083	18,471,895
Equity securities	111,335	—	29,273	140,608
Loans	—	—	308,130	308,130
Others	158,519	—	—	158,519
Derivatives held for trading	—	10,120,609	3,527	10,124,136
Derivatives held for hedging	—	121,337	—	121,337
Financial assets at fair value through other comprehensive income:	16,660,877	26,748,318	520,846	43,930,041
Debt securities	16,123,516	26,467,410	—	42,590,926
Equity securities	537,361	—	520,846	1,058,207
Loans	—	280,908	—	280,908

	26,825,760	39,105,047	7,323,859	73,254,666

Financial liabilities
Financial liabilities at fair value through profit or loss	159,212	—	—	159,212
Derivatives held for trading	—	9,574,251	203,445	9,777,696
Derivatives held for hedging	—	66,128	—	66,128

	159,212	9,640,379	203,445	10,003,036

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

Valuation techniques and inputs of financial assets and liabilities classified as Level 2 and measured at fair value in the statements of financial position as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	December 31, 2025
	Fair value	Valuation techniques	Inputs
Financial assets
Financial assets at fair value through profit or loss:	2,914,928
Debt securities	2,914,928	DCF Model, MonteCarlo Simulation, Net Asset Value Method	Discount rate, interest rate, prices of underlying assets (debt securities, stocks, etc.)
Derivatives held for trading	6,769,584	DCF Model, Closed Form, FDM	Discount rate, volatility, foreign exchange rate, stock price, and others
Derivatives held for hedging	102,159	DCF Model, Closed Form, FDM	Discount rate, volatility, foreign exchange rate, and others
Financial assets at fair value through other comprehensive income:	24,547,214
Debt securities	24,208,157	DCF Model	Discount rate
Loans	339,057	DCF Model	Discount rate

	34,333,885

Financial liabilities
Derivatives held for trading	5,799,476	DCF Model, Closed Form, FDM	Discount rate, volatility, foreign exchange rate, stock price, and others
Derivatives held for hedging	30,020	DCF Model, Closed Form, FDM	Discount rate, volatility, foreign exchange rate, and others

	5,829,496

(In millions of Korean won)	December 31, 2024
	Fair value	Valuation techniques	Inputs
Financial assets
Financial assets at fair value through profit or loss:	2,114,783
Debt securities	2,114,783	DCF Model, MonteCarlo Simulation, Net Asset Value Method	Discount rate, interest rate, prices of underlying assets (debt securities, stocks, etc.)
Derivatives held for trading	10,120,609	DCF Model, Closed Form, FDM	Discount rate, volatility, foreign exchange rate, stock price, and others
Derivatives held for hedging	121,337	DCF Model, Closed Form, FDM	Discount rate, volatility, foreign exchange rate, and others
Financial assets at fair value through other comprehensive income:	26,748,318
Debt securities	26,467,410	DCF Model	Discount rate
Loans	280,908	DCF Model	Discount rate

	39,105,047

Financial liabilities
Derivatives held for trading	9,574,251	DCF Model, Closed Form, FDM	Discount rate, volatility, foreign exchange rate, stock price, and others
Derivatives held for hedging	66,128	DCF Model, Closed Form, FDM	Discount rate, volatility, foreign exchange rate, and others

	9,640,379

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

6.1.2.2 Fair value hierarchy of financial assets and liabilities whose fair value is disclosed

Fair value hierarchy of financial assets and liabilities whose fair value is disclosed as of December 31, 2025 and 2024, are as follows:

	December 31, 2025
	Fair value hierarchy
(In millions of Korean won)	Level 1	Level 2	Level 3	Total
Financial assets
Cash and due from financial institutions [1]	2,000,898	20,607,281	1,099,308	23,707,487
Loans measured at amortized cost	—	—	414,939,175	414,939,175
Securities measured at amortized cost	3,010,466	30,191,668	—	33,202,134
Other financial assets [2]	—	—	10,210,366	10,210,366

	5,011,364	50,798,949	426,248,849	482,059,162

Financial liabilities
Deposits [1]	—	172,484,882	251,384,703	423,869,585
Borrowings [1]	—	735	31,126,092	31,126,827
Debentures	—	34,422,021	—	34,422,021
Other financial liabilities [2]	—	—	25,971,578	25,971,578

	—	206,907,638	308,482,373	515,390,011

	December 31, 2024
	Fair value hierarchy
(In millions of Korean won)	Level 1	Level 2	Level 3	Total
Financial assets
Cash and due from financial institutions [1]	1,893,780	17,830,417	1,122,072	20,846,269
Loans measured at amortized cost	—	—	397,260,268	397,260,268
Securities measured at amortized cost	4,195,327	31,257,319	—	35,452,646
Other financial assets [2]	—	—	9,125,131	9,125,131

	6,089,107	49,087,736	407,507,471	462,684,314

Financial liabilities
Deposits [1]	—	161,601,151	244,973,510	406,574,661
Borrowings [1]	—	15,158	30,638,009	30,653,167
Debentures	—	33,598,168	—	33,598,168
Other financial liabilities [2]	—	—	23,458,932	23,458,932

	—	195,214,477	299,070,451	494,284,928

[1]	The amounts included in Level 2 are the carrying amounts which are reasonable approximations of fair value.
[2]	Other financial assets and other financial liabilities included in Level 3 are the carrying amounts which are reasonable approximations of fair value.

For financial assets and liabilities whose carrying amount is a reasonable approximation of fair value, valuation techniques and inputs are not disclosed.

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

Valuation techniques and inputs of financial assets and liabilities classified as Level 2, and whose fair value is disclosed as of December 31, 2025 and 2024, are as follows:

	December 31, 2025
(In millions of Korean won)	Fair value	Valuation techniques	Inputs
Financial assets
Securities measured at amortized cost	30,191,668	DCF Model, MonteCarlo Simulation	Discount rate, interest rate
Financial liabilities
Debentures	34,422,021	DCF Model	Discount rate

	December 31, 2024
(In millions of Korean won)	Fair value	Valuation techniques	Inputs
Financial assets
Securities measured at amortized cost	31,257,319	DCF Model, MonteCarlo Simulation	Discount rate, interest rate
Financial liabilities
Debentures	33,598,168	DCF Model	Discount rate

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

Valuation techniques and inputs of financial assets and liabilities classified as Level 3, and whose fair value is disclosed as of December 31, 2025 and 2024, are as follows:

	December 31, 2025
(In millions of Korean won)	Fair value	Valuation techniques	Inputs	Unobservable inputs
Financial assets
Cash and due from financial institutions	1,099,308	DCF Model	Credit spread, other spread, interest rate	Credit spread, other spread
Loans measured at amortized cost	414,939,175	DCF Model	Credit spread, other spread, prepayment rate, interest rate	Credit spread, other spread, prepayment rate

	416,038,483

Financial liabilities
Deposits	251,384,703	DCF Model	Other spread, prepayment rate, interest rate	Other spread, prepayment rate
Borrowings	31,126,092	DCF Model	Other spread, interest rate	Other spread

	282,510,795

	December 31, 2024
(In millions of Korean won)	Fair value	Valuation techniques	Inputs	Unobservable inputs
Financial assets
Cash and due from financial institutions	1,122,072	DCF Model	Credit spread, other spread, interest rate	Credit spread, other spread
Loans measured at amortized cost	397,260,268	DCF Model	Credit spread, other spread, prepayment rate, interest rate	Credit spread, other spread, prepayment rate

	398,382,340

Financial liabilities
Deposits	244,973,510	DCF Model	Other spread, prepayment rate, interest rate	Other spread, prepayment rate
Borrowings	30,638,009	DCF Model	Other spread, interest rate	Other spread

	275,611,519

6.2 Disclosure of Fair Value Hierarchy Level 3

6.2.1 Valuation policy and process of Level 3 fair value

The Bank uses an external, independent and qualified valuation service or internal valuation models to determine the fair value of financial instruments at the end of every reporting period.

If the changes in situations or events cause transfers between the fair value hierarchy level for a financial asset or liability occur, the Bank’s policy is to recognize such transfers as having occurred at the beginning of the reporting period.

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

6.2.2 Changes in fair value (Level 3) measured using valuation technique based on unobservable inputs in the market

6.2.2.1 Changes in financial instruments classified as Level 3 of the fair value hierarchy for the years ended December 31, 2025 and 2024, are as follows:

	2025
	Financial assets at fair value through profit or loss		Financial investments	Net derivative financial instruments
(In millions of Korean won)	Securities measured at fair value through profit or loss	Loans measured at fair value through profit or loss	Equity securities measured at fair value through other comprehensive income	Derivatives held for trading	Derivatives held for hedging
Beginning	6,491,356	308,130	520,846	(199,918)	—
Total gains or losses:
- Profit or loss	120,164	(12,800)	—	29,480	—
- Other comprehensive loss	—	—	98,239	—	—
Purchases	1,234,851	—	281,889	—	—
Sales	(797,505)	(261,122)	(30,758)	(36)	—

Ending	7,048,866	34,208	870,216	(170,474)	—

	2024
	Financial assets at fair value through profit or loss		Financial investments	Net derivative financial instruments
(In millions of Korean won)	Securities measured at fair value through profit or loss	Loans measured at fair value through profit or loss	Equity securities measured at fair value through other comprehensive income	Derivatives held for trading	Derivatives held for hedging
Beginning	5,323,387	288,319	709,765	(129,784)	—
Total gains or losses:
- Profit or loss	522,728	19,811	—	(70,285)	—
- Other comprehensive loss	—	—	(189,275)	—	—
Purchases	1,215,682	—	356	184	—
Sales	(459,166)	—	—	(33)	—
Transfer from Level 3 to another level*	(111,275)	—	—	—	—

Ending	6,491,356	308,130	520,846	(199,918)	—

*

Transfers between levels occurred due to changes in the availability of observable market data for the financial instrument. The Bank recognizes changes in level at the end of the reporting period in which the event or change in circumstances that triggered the transfer occurs.

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

6.2.2.2 In relation to changes in financial instruments classified as Level 3 of the fair value hierarchy, total gains or losses recognized in profit or loss for the period, and total gains or losses recognized in profit or loss from financial instruments held at the end of the reporting period for the years ended December 31, 2025 and 2024, are as follows:

	2025
(In millions of Korean won)	Net gains on financial instruments at fair value through profit or loss	Other operating income	Net interest income
Total gains recognized in profit or loss for the period	168,555	(31,711)	—
Total gains recognized in profit or loss from financial instruments held at the end of the reporting period	158,420	(18,554)	—

	2024
(In millions of Korean won)	Net gains on financial instruments at fair value through profit or loss	Other operating income	Net interest income
Total gains recognized in profit or loss for the period	112,858	359,396	—
Total gains recognized in profit or loss from financial instruments held at the end of the reporting period	98,422	302,063	—

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

6.2.3 Sensitivity analysis of changes in unobservable inputs

6.2.3.1 Information about fair value measurements using unobservable inputs as of December 31, 2025 and 2024, are as follows:

	December 31, 2025
(In millions of Korean won)	Fair value	Valuation techniques	Inputs	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Financial assets
Financial assets at fair value through profit or loss:
Debt securities	7,019,737	MonteCarlo Simulation, Net Asset Value Method, DCF Model, Tree Model and others	Rate of real estate sale price fluctuation, discount rate, stock price, volatility of stock price	Rate of real estate sale price fluctuation	0.00	Higher the real estate sale price, higher the fair value
				Volatility of stock price	34.17	Higher the volatility, higher the fair value fluctuation
Equity securities	29,129	DCF Model, Comparable Company Analysis, and others	Growth rate, discount rate	Growth rate	0.00	Higher the growth rate, higher the fair value
				Discount rate	7.22 ~ 12.98	Lower the discount rate, higher the fair value
Loans	34,208	DCF Model	Discount rate	Discount rate	8.93	Lower the discount rate, higher the fair value
Derivatives held for trading:
Stock and index	3,119	MonteCarlo Simulation	Price of underlying asset, volatility of underlying asset	Volatility of underlying asset	63.43	Higher the volatility, higher the fair value fluctuation
Financial assets at fair value through other comprehensive income:
Equity securities	870,216	DCF Model, Comparable Company Analysis, Net Asset Value Method, Tree Model and others	Growth rate, discount rate, stock price, volatility of stock price, Liquidation Value	Growth rate	0.00 ~ 1.00	Higher the growth rate, higher the fair value

				Liquidation Value	0.00	Higher the liquidation value, higher the fair value
				Discount rate	4.82 ~ 13.06	Lower the discount rate, higher the fair value
				Volatility of stock price	23.87 ~ 26.47	Higher the volatility, higher the fair value fluctuation

	7,956,409

Financial liabilities
Derivatives held for trading:
Stock and index	173,593	MonteCarlo Simulation	Price of underlying asset, volatility of underlying asset	Volatility of underlying asset	63.43	Higher the volatility, higher the fair value fluctuation

	173,593

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

6.2.3.1 Information about fair value measurements using unobservable inputs as of December 31, 2025 and 2024, are as follows: (cont’d)

	December 31, 2024
(In millions of Korean won)	Fair value	Valuation techniques	Inputs	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Financial assets
Financial assets at fair value through profit or loss:
Debt securities	6,462,083	MonteCarlo Simulation, Net Asset Value Method, DCF Model, Tree Model	Rate of real estate sale price fluctuation, discount rate, liquidation value, stock price, volatility of stock price	Rate of real estate sale price fluctuation	0.00	Higher the real estate sale price, higher the fair value
				Volatility of stock price	28.87 ~ 29.45	Higher the volatility, higher the fair value fluctuation
Equity securities	29,273	DCF Model, Comparable Company Analysis, Risk Adjusted Discount Rate Method	Growth rate, discount rate	Growth rate	0.00	Higher the growth rate, higher the fair value
				Discount rate	5.90 ~ 13.00	Lower the discount rate, higher the fair value
Loans	308,130	DCF Model	Discount rate	Discount rate	8.54 ~ 8.68	Lower the discount rate, higher the fair value
Derivatives held for trading:
Stock and index	3,527	Tree Model, MonteCarlo Simulation	Price of underlying asset, volatility of underlying asset	Volatility of underlying asset	29.45 ~ 46.85	Higher the volatility, higher the fair value fluctuation
Financial assets at fair value through other comprehensive income:
Equity securities	520,846	DCF Model, Comparable Company Analysis, Net Asset Value Method*, Tree Model	Growth rate, Liquidation Value, discount rate, stock price, volatility of stock price	Growth rate	0.00 ~ 1.00	Higher the growth rate, higher the fair value

				Liquidation Value	0.00	Higher the liquidation value, higher the fair value
				Discount rate	6.01 ~12.54	Lower the discount rate, higher the fair value
				Volatility of stock price	22.95 ~ 31.79	Higher the volatility, higher the fair value fluctuation

	7,323,859

Financial liabilities
Derivatives held for trading:
Stock and index	203,445	MonteCarlo Simulation	Price of underlying asset, volatility of underlying asset	Volatility of underlying assets	46.85	Higher the volatility, higher the fair value fluctuation

	203,445

*

The Bank has changed its fair value assessment technique to the net asset value method during the prior year for certain financial assets at fair value through other comprehensive income classified as Level 3, reflecting improvements in valuation techniques using new information.

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

6.2.3.2 Sensitivity analysis of changes in unobservable inputs

Sensitivity analysis of financial instruments is performed to measure favorable and unfavorable changes in fair value of financial instruments which are affected by unobservable parameters, using a statistical technique. When the fair value is affected by more than one input parameter, the amounts represent the most favorable or most unfavorable outcome. Level 3 financial instruments subject to sensitivity analysis are debt securities, loans, equity-related derivatives, currency-related derivatives, interest rate-related derivatives, and other derivatives whose fair value changes are recognized in profit or loss as well as equity securities whose fair value changes are recognized in profit or loss or other comprehensive income or loss.

Results of the sensitivity analysis of changes in unobservable inputs as of December 31, 2025 and 2024, are as follows:

	December 31, 2025
	Profit or loss		Other comprehensive income or loss
(In millions of Korean won)	Favorable changes	Unfavorable changes	Favorable changes	Unfavorable changes
Financial assets
Financial assets at fair value through profit or loss:
Debt securities [3,5]	2,697	(2,697)	—	—
Equity securities [2,5]	2,964	(1,293)	—	—
Loans [4]	2,097	(1,920)	—	—
Derivatives held for trading [1]	4,596	(2,325)	—	—
Financial assets at fair value through other comprehensive income:
Equity securities [2,5,6]	—	—	13,532	(8,610)

	12,354	(8,235)	13,532	(8,610)

Financial liabilities
Derivatives held for trading [1]	19,369	(19,451)	—	—

	19,369	(19,451)	—	—

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

6.2.3.2 Sensitivity analysis of changes in unobservable inputs (cont’d)

	December 31, 2024
	Profit or loss		Other comprehensive income or loss
(In millions of Korean won)	Favorable changes	Unfavorable changes	Favorable changes	Unfavorable changes
Financial assets
Financial assets at fair value through profit or loss:
Debt securities [3,5]	4,533	(4,533)	—	—
Equity securities [2,5]	3,589	(1,465)	—	—
Loans [4]	12,615	(11,839)	—	—
Derivatives held for trading [1]	3,702	(2,256)	—	—
Financial assets at fair value through other comprehensive income:
Equity securities [2,5,6]	—	—	28,151	(15,662)

	24,439	(20,093)	28,151	(15,662)

Financial liabilities
Derivatives held for trading [1]	15,199	(14,989)	—	—

	15,199	(14,989)	—	—

[1]	For derivative financial instruments, changes in fair value are calculated by shifting principal unobservable input parameters such as price and the volatility of underlying asset by ± 10%.
2

For equity securities, changes in fair value are calculated by shifting principal unobservable input parameters such as liquidation value (-1%p~1%p), discount rate (-1%p~1%p) and growth rate (0%p~1%p).

[3]

For beneficiary certificates, it is practically impossible to analyze sensitivity of changes in unobservable inputs. However, for beneficiary certificates whose underlying assets are real estates, changes in fair value are calculated by shifting the rate of real estate sale price fluctuation (-1%p~1%p). There is no significant correlation among major unobservable inputs.

[4]	For loans, changes in fair value are calculated by shifting principal unobservable input parameters such as the discount rate (-1%p~1%p).
[5]

The amounts of ~~W~~ 7,016,166 million and ~~W~~ 6,032,045 million of financial assets classified as level 3 as of December 31, 2025 and 2024, respectively, are excluded because it is practically impossible to analyze sensitivity of changes in unobservable inputs.

[6]	For some equity securities, changes in fair value are calculated by shifting principal unobservable input parameters such as stock price and volatility of stock price by ±10%.

6.2.4 Day one gains or losses

When the Bank measures the fair value of OTC derivatives using inputs that are not based on observable market data, there could be a difference between the transaction price and the amount determined using that valuation technique. In these circumstances, the fair value of financial instruments is recognized as the transaction price, and the difference is not recognized in profit or loss but deferred and amortized using the straight-line method over the life of the financial instrument. When the fair value of the financial instruments is subsequently determined using observable market inputs, the remaining deferred amount is recognized in profit or loss. There is no deferred day one gains or losses for the years ended December 31, 2025 and 2024.

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

6.3 Carrying Amount of Financial Instruments by Category

Financial assets and liabilities are measured at fair value or amortized cost. Carrying amount of financial assets and liabilities by category as of December 31, 2025 and 2024, are as follows:

	December 31, 2025
(In millions of Korean won)	Financial instruments at fair value through profit or loss	Financial instruments at fair value through other comprehensive income	Financial instruments designated at fair value through other comprehensive income	Financial instruments at amortized cost	Derivatives held for hedging	Total
Financial assets
Cash and due from financial institutions	—	—	—	23,707,487	—	23,707,487
Financial assets at fair value through profit or loss	22,458,493	—	—	—	—	22,458,493
Derivative financial assets	6,772,703	—	—	—	102,159	6,874,862
Loans measured at amortized cost	—	—	—	414,228,658	—	414,228,658
Financial investments	—	42,815,584	1,411,771	33,497,107	—	77,724,462
Other financial assets	—	—	—	10,210,366	—	10,210,366

	29,231,196	42,815,584	1,411,771	481,643,618	102,159	555,204,328

(In millions of Korean won)	December 31, 2025
	Financial instruments at fair value through profit or loss	Financial instruments at amortized cost	Derivatives held for hedging	Total
Financial liabilities
Financial liabilities at fair value through profit or loss	420,329	—	—	420,329
Derivative financial liabilities	5,973,069	—	30,020	6,003,089
Deposits	—	423,627,466	—	423,627,466
Borrowings	—	31,182,772	—	31,182,772
Debentures	—	34,325,944	—	34,325,944
Other financial liabilities	—	25,971,578	—	25,971,578

	6,393,398	515,107,760	30,020	521,531,178

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

6.3 Carrying Amount of Financial Instruments by Category (cont’d)

	December 31, 2024
(In millions of Korean won)	Financial instruments at fair value through profit or loss	Financial instruments at fair value through other comprehensive income	Financial instruments designated at fair value through other comprehensive income	Financial instruments at amortized cost	Derivatives held for hedging	Total
Financial assets
Cash and due from financial institutions	—	—	—	20,846,044	—	20,846,044
Financial assets at fair value through profit or loss	19,079,152	—	—	—	—	19,079,152
Derivative financial assets	10,124,136	—	—	—	121,337	10,245,473
Loans measured at amortized cost	—	—	—	396,390,232	—	396,390,232
Financial investments	—	42,871,834	1,058,207	35,719,230	—	79,649,271
Other financial assets	—	—	—	9,125,131	—	9,125,131

	29,203,288	42,871,834	1,058,207	462,080,637	121,337	535,335,303

(In millions of Korean won)	December 31, 2024
	Financial instruments at fair value through profit or loss	Financial instruments at amortized cost	Derivatives held for hedging	Total
Financial liabilities
Financial liabilities at fair value through profit or loss	159,212	—	—	159,212
Derivative financial liabilities	9,777,696	—	66,128	9,843,824
Deposits	—	406,134,828	—	406,134,828
Borrowings	—	30,674,711	—	30,674,711
Debentures	—	33,400,288	—	33,400,288
Other financial liabilities	—	23,458,932	—	23,458,932

	9,936,908	493,668,759	66,128	503,671,795

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

6.4 Transfer of Financial Assets

6.4.1 Transferred financial assets that are derecognized in their entirety

The Bank transferred loans and other financial assets to companies specialized in asset-backed securitization and derecognized them from the financial statement. While the maximum exposure to loss (carrying amount) from its continuing involvement and fair value of its continuing involvement of the derecognized financial assets as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	December 31, 2025
	Type of continuing involvement	Classification of financial instruments	Carrying amount of continuing involvement	Fair value of continuing involvement
Discovery 2nd Securitization Specialty Co., Ltd.	Subordinated bond	Financial assets at fair value through profit or loss	564	564
AP 4D ABS Ltd.	Subordinated bond	Financial assets at fair value through profit or loss	36	36

			600	600

(In millions of Korean won)	December 31, 2024
	Type of continuing involvement	Classification of financial instruments	Carrying amount of continuing involvement	Fair value of continuing involvement
Discovery 2nd Securitization Specialty Co., Ltd.	Subordinated bond	Financial assets at fair value through profit or loss	564	564
AP 4D ABS Ltd.	Subordinated bond	Financial assets at fair value through profit or loss	39	39

			603	603

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

6.4.2 Bonds sold under repurchase agreements and loaned securities

The Bank continues to recognize the financial assets related to bonds sold under repurchase agreements and securities lending transactions in the statement of financial position since those transactions are not qualified for derecognition even though the Bank transfers the financial assets. Bonds sold under repurchase agreements are sold on the condition that they will be repurchased at a fixed price, and loaned securities will be returned at the expiration of the loan period. Thus, the Bank retains substantially all the risks and rewards of ownership of the financial assets.

The carrying amount of transferred assets and related liabilities as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	December 31, 2025
	Carrying amount of transferred assets	Carrying amount of related liabilities
Bonds sold under repurchase agreements	2,623,292	2,402,492
Loaned securities:
Government and public bonds	127,937	—

	2,751,229	2,402,492

(In millions of Korean won)	December 31, 2024
	Carrying amount of transferred assets	Carrying amount of related liabilities
Bonds sold under repurchase agreements	2,945,101	2,857,296
Loaned securities:
Government and public bonds	—	—

	2,945,101	2,857,296

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

6.5 Offsetting Financial Assets and Financial Liabilities

The Bank enters into International Swaps and Derivatives Association (“ISDA”) master netting agreements and other similar arrangements with the Bank’s OTC derivative and spot exchange counterparties. Similar netting agreements are also entered into with the Bank’s (a) sales or purchases of bonds under repurchase agreements and (b) securities lending and borrowing transactions, etc. Pursuant to these agreements, in the event of default by one party, contracts are to be terminated and receivables and payables are to be offset. As the Bank has the legal right of offset and settles in net amount, domestic exchange settlement debits and domestic exchange settlement credits are recognized in its net settlement balance in the statement of financial position. Other financial instruments such as account receivables and account payables related to listed securities, and derivatives or OTC derivatives settled by the central clearing house are also recognized in its net settlement balance in the statement of financial position as the Bank has the legal right of offset and settles in net amount.

6.5.1 Details of financial assets subject to enforceable master netting agreements or similar arrangements as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	December 31, 2025
		Gross	Net amount in	Non-offsetting amount
	Gross assets	liabilities offset	the statement of financial position	Financial instruments	Cash collateral	Net amount
Derivatives held for trading	6,769,584	—	6,769,584	(3,938,881)	(212)	2,932,650
Derivatives held for hedging	102,159	—	102,159
Unsettled spot exchange receivable	6,606,805	—	6,606,805	(6,605,631)	—	1,174
Bonds purchased under repurchase agreements	7,977,259	—	7,977,259	(7,977,259)	—	—
Domestic exchange settlement debits	73,556,649	(72,273,901)	1,282,748	—	—	1,282,748
Other financial instruments	37,069	(35,313)	1,756	—	—	1,756

	95,049,525	(72,309,214)	22,740,311	(18,521,771)	(212)	4,218,328

(In millions of Korean won)	December 31, 2024
		Gross	Net amount in	Non-offsetting amount
	Gross assets	liabilities offset	the statement of financial position	Financial instruments	Cash collateral	Net amount
Derivatives held for trading	10,120,609	—	10,120,609	(5,728,320)	(2,510)	4,511,116
Derivatives held for hedging	121,337	—	121,337
Unsettled spot exchange receivable	6,194,900	—	6,194,900	(6,193,841)	—	1,059
Bonds purchased under repurchase agreements	2,714,911	—	2,714,911	(2,714,911)	—	—
Domestic exchange settlement debits	62,914,800	(62,453,824)	460,976	—	—	460,976
Other financial instruments	49,571	(35,036)	14,535	—	—	14,535

	82,116,128	(62,488,860)	19,627,268	(14,637,072)	(2,510)	4,987,686

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

6.5.2 Details of financial liabilities subject to enforceable master netting agreements or similar arrangements as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	December 31, 2025
		Gross	Net amount in	Non-offsetting amount
	Gross liabilities	assets offset	the statement of financial position	Financial instruments	Cash collateral	Net amount
Derivatives held for trading	5,799,476	—	5,799,476	(4,664,291)	—	1,165,205
Derivatives held for hedging	30,020	—	30,020
Unsettled spot exchange payable	6,612,233	—	6,612,233	(6,605,631)	—	6,602
Bonds sold under repurchase agreements *	2,406,940	—	2,406,940	(2,406,940)	—	—
Domestic exchange settlement credits	72,367,814	(72,273,901)	93,913	(93,913)	—	—
Other financial instruments	59,127	(35,313)	23,814	—	—	23,814

	87,275,610	(72,309,214)	14,966,396	(13,770,775)	—	1,195,621

(In millions of Korean won)	December 31, 2024
		Gross	Net amount in	Non-offsetting amount
	Gross liabilities	assets offset	the statement of financial position	Financial instruments	Cash collateral	Net amount
Derivatives held for trading	9,574,251	—	9,574,251	(7,911,953)	—	1,728,426
Derivatives held for hedging	66,128	—	66,128
Unsettled spot exchange payable	6,196,554	—	6,196,554	(6,193,841)	—	2,713
Bonds sold under repurchase agreements *	2,857,296	—	2,857,296	(2,857,296)	—	—
Domestic exchange settlement credits	62,745,597	(62,453,824)	291,773	(291,773)	—	—
Other financial instruments	43,593	(35,036)	8,557	—	—	8,557

	81,483,419	(62,488,860)	18,994,559	(17,254,863)	—	1,739,696

*	Includes bonds sold under repurchase agreements to customers.

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

7. Due from Financial Institutions

7.1 Details of due from financial institutions as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)		Financial institutions	Interest rate (%)	December 31, 2025 *	December 31, 2024 *
Due from financial institutions in Korean won	Due from Bank of Korea	Bank of Korea	—	13,939,438	11,635,481
	Due from banks	Hana Bank and others	—	12,185	7,540
	Due from others	CITIBANK N.A. SINGAPORE(Custody)	—	339	528
				13,951,962	11,643,549

Due from financial institutions in foreign currencies	Due from banks in foreign currencies	Bank of Korea and others	—	6,667,843	6,194,936
	Time deposits in foreign currencies	ICBC New York Branch and others	4.07~6.25	72,517	163,038
	Due from others	Yuanta Bank (TAIWAN) and others	0.00~5.00	1,014,341	950,912

				7,754,701	7,308,886

				21,706,663	18,952,435

*	Before netting of allowance, including ~~W~~ 20,682,822 million and ~~W~~ 17,906,910 million classified as cash as of December 31, 2025 and 2024, respectively.

7.2 Details of restricted due from financial institutions as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)		Financial institutions	December 31, 2025 *	December 31, 2024 *	Reasons of restriction
Due from financial institutions in Korean won	Due from Bank of Korea	Bank of Korea	13,939,438	11,635,481	Bank of Korea Act
Due from financial institutions in foreign currencies	Due from banks in foreign currencies	Bank of Korea and others	2,406,688	2,002,201	Bank of Korea Act and others
	Time deposits in foreign currencies	ICBC New York Branch and others	71,745	88,200	New York State Banking Law
	Due from others	Yuanta Bank (TAIWAN) and others	950,691	881,802	Derivatives margin account

			3,429,124	2,972,203

			17,368,562	14,607,684

*	Before netting of allowance, including ~~W~~ 16,345,492 million and ~~W~~ 13,637,000 million classified as cash as of December 31, 2025 and 2024, respectively.

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

7.3 Changes in allowances for credit losses of due from financial institutions for the years ended December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	2025
	12-month expected	Lifetime expected credit losses
	credit losses	Non-impaired	Impaired
Beginning	171	—	—
Transfer between stages	—	—	—
Provision (reversal) for credit losses	(94)	—	—
Others (exchange differences, etc.)	(3)	—	—

Ending	74	—	—

(In millions of Korean won)	2024
	12-month expected	Lifetime expected credit losses
	credit losses	Non-impaired	Impaired
Beginning	90	—	—
Transfer between stages	—	—	—
Provision (reversal) for credit losses	66	—	—
Others (exchange differences, etc.)	15	—	—

Ending	171	—	—

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

8. Assets Pledged as Collateral

8.1 Details of assets pledged as collateral as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)		December 31, 2025
Assets pledged	Pledgee	Carrying amount	Reasons of pledge
Securities measured at fair value through profit or loss	Bank of Korea	3,314,236	Borrowings from Bank of Korea
	Others	6,531	Others
		3,320,767

Securities measured at fair value through other comprehensive income	Bank of Korea and others	1,607,471	Repurchase agreements
	Bank of Korea	2,045,260	Borrowings from Bank of Korea
		975,999	Settlement risk of Bank of Korea
	OCBC-SEOUL and others	2,242,450	Derivatives transactions
	Others	495,097	Others

		7,366,277

Securities measured at amortized cost	Bank of Korea and others	1,015,820	Repurchase agreements
	Bank of Korea	2,440,585	Borrowings from Bank of Korea
		7,625,707	Settlement risk of Bank of Korea
	Samsung life insurance and others	549,184	Derivatives transactions
	Others	735,516	Others

		12,366,812

Loans	Others	12,250,819	Covered bond and others

		35,304,675

(In millions of Korean won)		December 31, 2024
Assets pledged	Pledgee	Carrying amount	Reasons of pledge
Securities measured at fair value through profit or loss	Korea Exchange	57,843	Repurchase agreements

		57,843

Securities measured at fair value through other comprehensive income	Bank of Korea and others	2,203,864	Repurchase agreements
	Bank of Korea	2,237,952	Borrowings from Bank of Korea
		994,678	Settlement risk of Bank of Korea
	MUFG Bank and others	1,921,735	Derivatives transactions
	Others	565,154	Others

		7,923,383

Securities measured at amortized cost	Bank of Korea and others	683,394	Repurchase agreements
	Bank of Korea	2,802,901	Borrowings from Bank of Korea
		7,627,587	Settlement risk of Bank of Korea
	KB Securities Co., Ltd. and others	1,142,081	Derivatives transactions
	Others	893,705	Others

		13,149,668

Loans	Others	14,572,141	Covered bond and others

		35,703,035

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

8.2 Fair value of collateral available to sell or repledge, and collateral sold or repledged, regardless of debtor’s default as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	December 31, 2025
	Fair value of collateral held	Fair value of collateral sold or repledged
Securities	8,526,071	—

(In millions of Korean won)	December 31, 2024
	Fair value of collateral held	Fair value of collateral sold or repledged
Securities	2,678,044	—

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

9. Derivative Financial Instruments and Hedge Accounting

The Bank engages in derivative transactions to hedge interest rate and currency risks arising from its assets and liabilities. In particular, the Bank applies fair value hedge accounting using interest rate swaps and interest rate futures to hedge the risk of changes in fair value due to the changes in interest rate of debentures, deposits, and debt securities at fair value through other comprehensive income. Also, the Bank applies cash flow hedge accounting using interest rate swaps to hedge the risk of changes in cash flows of debentures in foreign currencies, and borrowings in foreign currencies.

9.1 Details of derivative financial instruments held for trading as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	December 31, 2025			December 31, 2024
	Notional amount	Assets	Liabilities	Notional amount	Assets	Liabilities
Interest rate
Forwards	9,743,586	568,171	124,166	4,982,518	82,163	275,132
Futures [1]	2,590,490	—	—	1,760,911	—	—
Swaps [2]	187,169,767	284,809	349,091	213,653,111	311,491	254,541
Options	5,926,000	175,592	136,495	6,658,000	141,985	133,971

	205,429,843	1,028,572	609,752	227,054,540	535,639	663,644

Currency
Forwards	127,864,974	3,324,652	1,502,345	127,465,816	5,814,939	2,910,965
Swaps	71,001,770	2,404,030	3,671,943	84,077,057	3,748,266	5,971,810
Options	1,741,288	9,346	12,742	1,970,373	21,765	27,832

	200,608,032	5,738,028	5,187,030	213,513,246	9,584,970	8,910,607

Stock and index
Futures [1]	1,479	—	—	—	—	—
Options	979,246	6,103	176,287	767,656	3,527	203,445

	980,725	6,103	176,287	767,656	3,527	203,445

Credit-related
Swaps [2]	143,490	—	—	385,480	—	—

	407,162,090	6,772,703	5,973,069	441,720,922	10,124,136	9,777,696

[1]	Gains or losses arising from daily mark-to-market futures are reflected in the margin accounts.
[2]	Notional amounts of \ 141,499,420 million and \ 176,601,953 million as of December 31, 2025 and 2024, respectively, were traded through the central counterparty clearing, (“CCP”).

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

9.2 Average price conditions of future nominal cash flows by type of hedge accounting as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	December 31, 2025
	1 year	2 years	3 years	4 years	5 years	Over 5 years	Total
Fair value hedge
Nominal amount of the hedging instrument	2,986,543	279,119	94,321	880,581	1,531,878	570,923	6,343,365
Average price condition, (SOFR, CD)	3.67%	4.31%	4.85%	5.92%	2.96%	3.73%	3.86%
Cash flow hedge
Nominal amount of the hedging instrument	545,262	1,027,388	495,041	45,917	—	—	2,113,608
Average price condition, (SOFR, CD)	4.14%	4.88%	4.85%	5.00%	—	—	4.68%

(In millions of Korean won)	December 31, 2024
	1 year	2 years	3 years	4 years	5 years	Over 5 years	Total
Fair value hedge
Nominal amount of the hedging instrument	3,641,362	1,168,695	428,780	189,448	941,835	1,998,080	8,368,200
Average price condition, (SOFR, CD)	4.58%	4.65%	4.71%	5.74%	6.69%	3.81%	4.68%
Cash flow hedge
Nominal amount of the hedging instrument	—	558,600	1,052,520	507,150	47,040	—	2,165,310
Average price condition, (SOFR, CD)	—	4.86%	5.57%	5.55%	5.75%	—	5.39%

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

9.3 Fair Value Hedge

9.3.1 Details of fair value hedged items as of December 31, 2025 and 2024 and changes in fair value for the years ended December 31, 2025 and 2024, are as follows:

(In millions of Korean won)		December 31, 2025				2025
		Carrying amount		Accumulated amount of hedge adjustments		Changes in fair
		Assets	Liabilities	Assets	Liabilities	value
Interest rate	Debt securities in Korean won	1,516,538	—	(5,529)	—	(13,622)
	Debt securities in foreign currencies	1,285,924	—	(628)	—	39,119
	Deposits in Korean won	—	196,865	—	6,865	(3,624)
	Deposits in foreign currencies	—	1,044,993	—	(1,334)	(6,254)
	Debentures in Korean won	—	1,342,625	—	(117,375)	8,310
	Debentures in foreign currencies	—	809,157	—	(23,085)	(29,794)

		2,802,462	3,393,640	(6,157)	(134,929)	(5,865)

(In millions of Korean won)		December 31, 2024				2024
		Carrying amount		Accumulated amount of hedge adjustments		Changes in fair
		Assets	Liabilities	Assets	Liabilities	value
Interest rate	Debt securities in Korean won	2,062,063	—	(15,065)	—	27,699
	Debt securities in foreign currencies	1,699,241	—	(44,081)	—	21,357
	Deposits in Korean won	—	246,258	—	6,258	(6,272)
	Deposits in foreign currencies	—	301,107	—	(7,593)	926
	Debentures in Korean won	—	2,320,923	—	(109,077)	(35,453)
	Debentures in foreign currencies	—	1,523,883	—	(63,717)	(4,989)

		3,761,304	4,392,171	(59,146)	(174,129)	3,268

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

9.3.2 Details of derivative instruments designated as fair value hedge as of December 31, 2025 and 2024 and changes in fair value for the years ended December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	December 31, 2025			2025
	Notional amount	Assets	Liabilities	Changes in fair value
Interest rate
Futures	1,007,300	—	—	21,890
Swaps	5,336,065	89,917	17,610	(16,491)

	6,343,365	89,917	17,610	5,399

(In millions of Korean won)	December 31, 2024			2024
	Notional amount	Assets	Liabilities	Changes in fair value
Interest rate
Futures	720,000	—	—	1,787
Swaps	7,648,200	84,530	62,666	(3,658)

	8,368,200	84,530	62,666	(1,871)

9.3.3 Details of hedge ineffectiveness recognized in profit or loss on derivative instruments designated as fair value hedge for the years ended December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	2025	2024
Interest rate	(466)	1,397

9.3.4 Gains or losses on fair value hedging instruments and hedged items attributable to the hedged risk for the years ended December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	2025	2024
Losses and gains on hedging instruments	5,399	(1,871)
Gains (losses) on hedged items attributable to the hedged risk	(13,525)	5,582

	(8,126)	3,711

9.4 Cash Flow Hedge

9.4.1 Details of cash flow hedged items as of December 31, 2025 and 2024 and changes in fair value for the years ended December 31, 2025 and 2024, are as follows:

	Cash flow hedge reserve		Changes in fair value
(In millions of Korean won)	December 31, 2025	December 31, 2024	2025	2024
Interest rate risk	(972)	22,158	31,884	(1,837)

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

9.4.2 Details of derivative instruments designated as cash flow hedges as of December 31, 2025 and 2024 and changes in fair value for the years ended December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	December 31, 2025			2025
	Notional amount	Assets	Liabilities	Changes in fair value
Interest rate
Swaps	2,113,608	12,242	12,410	(31,408)

(In millions of Korean won)	December 31, 2024			2024
	Notional amount	Assets	Liabilities	Changes in fair value
Interest rate
Swaps	2,165,310	36,807	3,462	3,278

9.4.3 Gains or losses on cash flow hedging instruments and hedged items attributable to the hedged risk for the years ended December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	2025	2024
Gains (losses) on hedging instruments:	(31,408)	3,278
Effective portion of gains on cash flow hedging instruments (recognized in other comprehensive income)	(31,445)	3,644
Ineffective portion of gains on cash flow hedging instruments (recognized in profit)	37	(366)

9.4.4 Amounts recognized in other comprehensive income and reclassified from equity to profit or loss related to derivative instruments designated as cash flow hedges for the years ended December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	2025	2024
Other comprehensive income	(31,445)	3,644
Reclassification to profit	—	(2,095)
Income tax effect	8,316	(409)

	(23,129)	1,140

9.4.5 As of December 31, 2025, the hedged items subject to cash flow hedges are exposed to the risk of changes in cash flows until March 5, 2029.

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

10. Loans Measured at Amortized Cost

10.1 Details of loans as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	December 31, 2025	December 31, 2024
Loans	416,051,727	398,385,401
Deferred loan origination fees and costs	520,587	540,743
Less: Allowances for credit losses	(2,343,656)	(2,535,912)

	414,228,658	396,390,232

10.2 Details of loans to banks as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	December 31, 2025	December 31, 2024
Loans	8,722,337	10,258,064
Less: Allowances for credit losses	(1,839)	(30,375)

	8,720,498	10,227,689

10.3 Details of loan types and customer types of loans to customers other than banks as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	December 31, 2025
	Retail	Corporate	Total
Loans in Korean won	183,881,272	194,010,582	377,891,854
Loans in foreign currencies	6,549	16,451,193	16,457,742
Domestic import usance bills	—	3,576,639	3,576,639
Off-shore funding loans	—	959,102	959,102
Call loans	—	450,000	450,000
Bills bought in Korean won	—	1,691	1,691
Bills bought in foreign currencies	—	2,604,072	2,604,072
Guarantee payments under acceptances and guarantees	—	5,414	5,414
Bonds purchased under repurchase agreements	—	5,886,683	5,886,683
Privately placed bonds	—	16,780	16,780

	183,887,821	223,962,156	407,849,977
Proportion (%)	45.09	54.91	100.00

Less: Allowances for credit losses	(674,064)	(1,667,753)	(2,341,817)

	183,213,757	222,294,403	405,508,160

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

10.3 Details of loan types and customer types of loans to customers other than banks as of December 31, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2024
	Retail	Corporate	Total
Loans in Korean won	177,226,370	184,929,002	362,155,372
Loans in foreign currencies	48,246	17,277,270	17,325,516
Domestic import usance bills	—	3,790,809	3,790,809
Off-shore funding loans	—	626,059	626,059
Call loans	—	—	—
Bills bought in Korean won	—	1,862	1,862
Bills bought in foreign currencies	—	2,376,401	2,376,401
Guarantee payments under acceptances and guarantees	—	7,517	7,517
Bonds purchased under repurchase agreements	—	2,370,400	2,370,400
Privately placed bonds	—	14,144	14,144

	177,274,616	211,393,464	388,668,080
Proportion (%)	45.61	54.39	100.00

Less: Allowances for credit losses	(683,740)	(1,821,797)	(2,505,537)

	176,590,876	209,571,667	386,162,543

10.4 Changes in deferred loan origination fees and costs for the years ended December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	2025
	Beginning	Increase	Decrease	Others	Ending
Deferred loan origination costs
Loans in Korean won	585,205	291,460	(306,461)	—	570,204
Others	27	119	(46)	(1)	99

	585,232	291,579	(306,507)	(1)	570,303

Deferred loan origination fees
Loans in Korean won	35,560	21,093	(21,231)	—	35,422
Loans in foreign currencies and others	8,929	9,875	(4,509)	(1)	14,294

	44,489	30,968	(25,740)	(1)	49,716

	540,743	260,611	(280,767)	—	520,587

(In millions of Korean won)	2024
	Beginning	Increase	Decrease	Others	Ending
Deferred loan origination costs
Loans in Korean won	533,221	391,167	(339,183)	—	585,205
Others	106	23	(103)	1	27

	533,327	391,190	(339,286)	1	585,232

Deferred loan origination fees
Loans in Korean won	20,739	32,904	(18,083)	—	35,560
Loans in foreign currencies and others	1,822	8,538	(1,435)	4	8,929

	22,561	41,442	(19,518)	4	44,489

	510,766	349,748	(319,768)	(3)	540,743

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

11. Allowances for Credit Losses

11.1 Changes in allowances for credit losses of loans for the years ended December 31, 2025 and 2024, are as follows:

	2025
	Retail				Corporate
	12-month expected credit losses	Lifetime expected credit losses		Credit impaired approach	12-month expected credit losses	Lifetime expected credit losses		Credit impaired approach
(In millions of Korean won)		Non-impaired	Impaired			Non-impaired	Impaired
Beginning	374,139	172,372	137,229	—	676,211	783,693	392,268	—
Transfer between stages:
Transfer to 12-month expected credit losses	138,203	(138,178)	(25)	—	214,373	(214,179)	(194)	—
Transfer to lifetime expected credit losses (non-impaired)	(116,297)	127,894	(11,597)	—	(244,832)	301,248	(56,416)	—
Transfer to lifetime expected credit losses (impaired)	(1,034)	(52,217)	53,251	—	(2,039)	(186,089)	188,128	—
Write-offs	—	(1)	(304,144)	—	—	(13)	(656,975)	—
Sales	(1,219)	(999)	(8,924)	—	(26)	(562)	(114,388)	—
Provision(reversal) for credit losses [1,2]	(22,368)	41,171	294,579	—	(8,439)	(9,672)	624,379	—
Others (exchange differences, etc.)	3	25	(7,799)	—	(283)	(695)	(15,906)	—

Ending [3]	371,427	150,067	152,570	—	634,965	673,731	360,896	—

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

11.1 Changes in allowances for credit losses of loans for the years ended December 31, 2025 and 2024, are as follows: (cont’d)

	2024
	Retail				Corporate
(In millions of Korean won)	12-month expected credit losses	Lifetime expected credit losses		Credit impaired approach	12-month expected credit losses	Lifetime expected credit losses		Credit impaired approach
		Non-impaired	Impaired			Non-impaired	Impaired
Beginning	375,494	171,509	113,136	—	743,844	745,276	326,601	—
Transfer between stages:
Transfer to 12-month expected credit losses	108,974	(108,947)	(27)	—	337,272	(289,077)	(48,195)	—
Transfer to lifetime expected credit losses (non-impaired)	(98,195)	202,927	(104,732)	—	(254,950)	311,791	(56,841)	—
Transfer to lifetime expected credit losses (impaired)	(913)	(145,006)	145,919	—	(50,440)	(169,543)	219,983	—
Write-offs	—	—	(259,691)		—	(2)	(360,748)
Sales	(3,882)	(952)	(6,931)		—	(498)	(59,692)
Provision for credit losses [1,2]	(7,415)	52,525	255,922	—	(105,060)	178,955	362,818	—
Others (exchange differences, etc.)	76	316	(6,367)	—	5,545	6,791	8,342	—

Ending [3]	374,139	172,372	137,229	—	676,211	783,693	392,268	—

[1]

Provision (reversal) for credit losses in the statements of comprehensive income also includes provision (reversal) for credit losses of unused commitments, acceptances and guarantees (Note 22.2), provision (reversal) for credit losses of financial guarantee contracts (Note 22.4), provision (reversal) for credit losses of other financial assets (Note 18.2), provision (reversal) for credit losses of due from financial institutions (Note 7.3) and provision (reversal) for credit losses of debt securities (Note 12.5).

[2]	Includes \ 147,665 million and \ 128,140 million of collections from written-off loans for the years ended December 31, 2025 and 2024, respectively.
[3]

Includes additional allowances of \ 126,840 million and \ 156,511 million for the borrowers and others which are highly affected by the termination of COVID-19 financial support as of December 31, 2025 and 2024, respectively.

The amounts of financial assets that were written off but are still subject to ongoing recovery efforts during the years ended December 31, 2025 and 2024 are \ 946,366 million and \ 620,441 million, respectively. The Bank manages the written-off loans for which their legal extinctive prescriptions have not been completed, and that have not been collected. The balances of those loans are \ 8,074,363 million and \ 7,371,574 million as of December 31, 2025 and 2024, respectively.

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

11.2 Changes in gross carrying amount of loans for the years ended December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	2025
	12-month expected credit losses	Lifetime expected credit losses		Credit impaired approach
		Non-impaired	Impaired
Beginning	362,620,640	34,732,679	1,572,825	—
Transfer between stages:
Transfer to 12-month expected credit losses	30,100,223	(30,067,924)	(32,299)	—
Transfer to lifetime expected credit losses (non-impaired)	(42,009,780)	43,163,760	(1,153,980)	—
Transfer to lifetime expected credit losses (impaired)	(254,137)	(3,763,211)	4,017,348	—
Write-offs	—	(14)	(961,119)	—
Sales	(513,348)	(13,972)	(946,817)
Net increase (decrease) (execution, repayment, and others)	25,454,741	(4,328,608)	(1,044,693)	—

Ending	375,398,339	39,722,710	1,451,265	—

(In millions of Korean won)	2024
	12-month expected credit losses	Lifetime expected credit losses		Credit impaired approach
		Non- impaired	Impaired
Beginning	344,004,004	30,788,810	1,306,056	—
Transfer between stages:
Transfer to 12-month expected credit losses	27,552,770	(27,122,300)	(430,470)	—
Transfer to lifetime expected credit losses (non-impaired)	(34,133,691)	35,956,034	(1,822,343)	—
Transfer to lifetime expected credit losses (impaired)	(755,173)	(3,990,271)	4,745,444	—
Write-offs	—	(2)	(620,439)	—
Sales	(2,984,652)	(88,842)	(739,464)	—
Net increase (decrease) (execution, repayment, and others)	28,937,382	(810,750)	(865,959)	—

Ending	362,620,640	34,732,679	1,572,825	—

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

12. Financial Assets at Fair Value through Profit or Loss and Financial Investments

12.1 Details of financial assets at fair value through profit or loss and financial investments as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	December 31, 2025	December 31, 2024
Financial assets at fair value through profit or loss
Debt securities:
Government and public bonds	9,195,890	7,746,559
Financial bonds	3,127,787	2,198,722
Corporate bonds	229,279	326,949
Beneficiary certificates	6,067,254	5,344,396
Investment funds	980,916	906,460
Other debt securities	2,233,515	1,948,809
Equity securities:
Stocks	177,365	140,608
Loans:
Other loans	34,208	308,130
Others:
Financial instruments indexed to the price of gold	412,279	158,519

	22,458,493	19,079,152

Financial investments
Financial assets at fair value through other comprehensive income
Debt securities:
Government and public bonds	13,698,420	10,230,376
Financial bonds	17,223,750	21,283,852
Corporate bonds	10,651,303	10,051,926
Asset-backed securities	903,054	1,024,772
Equity securities:
Stocks	1,397,169	1,050,339
Equity investments	14,602	7,868
Loans:
Privately placed bonds	339,057	280,908

	44,227,355	43,930,041

Financial assets at amortized cost
Debt securities:
Government and public bonds	4,918,862	6,029,059
Financial bonds	12,300,912	11,386,102
Corporate bonds	8,698,069	8,946,009
Asset-backed securities	7,531,248	9,301,199
Other debt securities	63,785	72,968
Less: Allowances for credit losses	(15,769)	(16,107)

	33,497,107	35,719,230

	77,724,462	79,649,271

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

12.2 Dividend income from equity securities designated at fair value through other comprehensive income for the years ended December 31, 2025 and 2024, are as follows:

		2025		2024
(In millions of Korean won)		From the equity securities derecognized	From the equity securities held	From the equity securities derecognized	From the equity securities held
Stocks	Listed	109	8,384	—	3,596
	Unlisted	—	3,897	—	2,844
Other equity securities		—	11,266	—	—
		109	23,547	—	6,440

12.3 Derecognized equity securities measured at fair value through other comprehensive income for the years ended December 31, 2025 and 2024, are as follows:

		2025		2024
(In millions of Korean won)		Disposal price	Accumulated other comprehensive loss as of disposal date	Disposal price	Accumulated other comprehensive income (loss) as of disposal date
Stocks	Listed	14,757	(6,047)	8,054	(5,586)
	Unlisted	31,154	9,198	—	—

		45,911	3,151	8,054	(5,586)

12.4 Provision (reversal) for credit losses of financial investments for the years ended December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	2025
	Provision	Reversal	Total
Financial assets at fair value through other comprehensive income	4,795	(5,364)	(569)
Securities measured at amortized cost	4,046	(4,390)	(344)

	8,841	(9,754)	(913)

(In millions of Korean won)	2024
	Provision	Reversal	Total
Financial assets at fair value through other comprehensive income	5,880	(5,711)	169
Securities measured at amortized cost	2,193	(4,208)	(2,015)

	8,073	(9,919)	(1,846)

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

12.5 Changes in allowances for credit losses of financial investments for the years ended December 31, 2025 and 2024, are as follows:

	2025
(In millions of Korean won)	12-month expected credit losses	Lifetime expected credit losses
		Non-impaired	Impaired
Beginning	30,177	—	—
Transfer between stages:
Transfer to 12-month expected credit losses	—	—	—
Transfer to lifetime expected credit losses	—	—	—
Sales	(3,038)	—	—
Provision (reversal) for credit losses	(913)	—	—
Others (exchange differences, etc.)	(184)	—	—

Ending	26,042	—	—

	2024
(In millions of Korean won)	12-month expected credit losses	Lifetime expected credit losses
		Non-impaired	Impaired
Beginning	33,092	—	—
Transfer between stages:
Transfer to 12-month expected credit losses	—	—	—
Transfer to lifetime expected credit losses	—	—	—
Sales	(1,883)	—	—
Provision (reversal) for credit losses	(1,846)	—	—
Others (exchange differences, etc.)	814	—	—

Ending	30,177	—	—

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

13. Investments in Associates and Subsidiaries

13.1 Details of investments in associates and subsidiaries as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	December 31, 2025
(In thousands of US dollars) (In hundred millions of Indonesian rupiah)	Ownership (%)	Acquisition cost	Share of net asset amount	Carrying amount	Industry	Location
Associates
Korea Credit Bureau Co., Ltd. [1]	9.00	4,500	10,992	2,769	Credit information	Korea
Incheon Bridge Co., Ltd. [1]	14.99	9,159	7,383	9,159	Operation of highways and related facilities	Korea
KB Digital Innovation & Growth New Technology Business Investment Fund	45.00	4,500	4,307	2,365	Discovery of and investment in promising FinTech-business venture	Korea
KB Digital Platform Fund	46.67	106,400	145,284	106,400	Digital platform and Tech-based investment in promising companies	Korea
KB Prime Digital Platform Fund	43.33	13,000	12,976	13,000	Digital platform and Tech-based investment in promising companies	Korea
Aju Good Technology Venture Fund	38.46	344	9,093	344	Investment finance	Korea
KB-KDBC Pre-IPO New Technology Business Investment Fund	33.33	—	2,812	—	Investment finance	Korea
KB-TS Technology Venture Private Equity Fund	30.00	3,540	5,109	3,540	Investment finance	Korea
KB Intellectual Property Fund No.2	37.50	9,450	10,246	9,450	Investment finance	Korea
KB Digital Innovation Investment Fund Limited Partnership	25.74	25,340	22,712	25,340	Investment finance	Korea
KB Global Platform Fund	22.73	30,300	43,530	30,300	Investment finance	Korea
KB Global Platform Fund No.2	20.00	32,000	45,207	32,000	Investment finance	Korea
KB-UTC Inno-Tech Venture Fund	29.53	12,586	4,932	6,257	Investment finance	Korea
WJ Private Equity Fund No.1	26.95	10,000	9,525	10,000	Investment finance	Korea
KB-KDBC Pre-IPO New Technology Business Investment Fund No.2	28.57	2,000	5,114	2,000	Investment finance	Korea
KB Smart Scale-Up Fund	25.00	23,300	43,729	23,300	Investment finance	Korea
KB Bio Global Expansion Private Equity Fund No.1	26.32	10,000	11,526	10,000	Investment finance	Korea

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

13.1 Details of investments in associates and subsidiaries as of December 31, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2025
(In thousands of US dollars) (In hundred millions of Indonesian rupiah)	Ownership (%)	Acquisition cost	Share of net asset amount	Carrying amount	Industry	Location
KB-KTB Technology Venture Fund	27.27	15,000	13,170	13,343	Investment finance	Korea
KB-SOLIDUS Healthcare Investment Fund	30.30	30,000	30,259	30,000	Investment finance	Korea
KB New Deal Innovation Fund	20.00	18,000	17,357	18,000	Investment finance	Korea
Startup Korea KB Secondary Fund	27.91	8,994	8,563	8,994	Investment finance	Korea
All Together Korea Fund No.2 [3]	99.99	10,000	11,026	10,000	Asset management	Korea
Terra Corporation [4]	24.06	—	2	—	Manufacture of fabricated and processed metal products	Korea
MJT&I Corp. [4]	22.89	—	(885)	—	Wholesale of other merchandise	Korea
DSMETAL Co., Ltd. [4]	26.49	—	(101)	—	Manufacture of metal door, windows, shutter and relevant products	Korea
Shinhwa Underwear Co., Ltd. [4]	26.05	—	(134)	—	Manufacture of underwear and sleepwear	Korea
Kendae Co., Ltd. [4]	41.01	—	(252)	—	Screen printing	Korea
Jinseung Tech Co., Ltd. [4]	30.04		(98)		Manufacture of other general-purpose machinery	Korea
Dongjo Co., Ltd. [4]	29.29	—	202	—	Wholesale of agricultural and forestry machinery and equipment	Korea
Korea NM Tech Co., Ltd. [4]	22.41	—	533	—	Manufacture of motor vehicles, trailers and semitrailers	Korea
Jungdo Co., Ltd. [4]	25.34	—	1,231	—	Office, commercial and institutional building construction	Korea
Dae-A Leisure Co., Ltd. [4]	49.36	—	(160)	—	Earth works	Korea
Chongil Machine & Tools Co., Ltd. [4]	20.40	—	(178)	—	Wholesale of machinery and equipment	Korea
Imt Technology Co., Ltd. [4]	25.29	—	(1)	—	Computer Peripherals Distribution	Korea

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

13.1 Details of investments in associates and subsidiaries as of December 31, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2025
(In thousands of US dollars) (In hundred millions of Indonesian rupiah)	Ownership (%)	Acquisition cost	Share of net asset amount	Carrying amount	Industry	Location
Iwon Alloy Co., Ltd. [4]	23.20	—	368	—	Manufacture of smelting, refining and alloys	Korea
Computerlife Co., Ltd. [4]	25.41	—	(124)	—	Publishing of magazines and periodicals (publishing industry)	Korea
Skydigital Inc. [4]	20.40	—	(332)	—	Manufacture of multimedia and video devices	Korea
Jo Yang Industrial Co., Ltd. [4]	22.77	—	(198)	—	Manufacture of special glass	Korea
II-Kwang Electronic Materials Co., Ltd. [4]	29.06	—	(555)	—	Manufacture of electronic parts	Korea
So-Myung Recycling Co., Ltd. [4]	20.23	—	237	—	Manufacture of nonferrous metal	Korea
PIP System Co., Ltd. [4]	20.72	—	27	—	Print equipment	Korea
Gwang Myung Paper Co., Ltd. [4]	20.54	—	84	—	Wholesale of luggage and other protective cases	Korea
D-Partner [4]	20.94	—	983	—	Backlight film	Korea
Chunsung-meat Co., Ltd. [4]	26.74	—	237	—	Wholesale of meat	Korea
DS Fashionbiz Co., Ltd. [4]	47.64	—	16	—	Manufacture of textiles	Korea
ALTSCS Co., Ltd. [4]	47.11	—	45	—	Manufacture of motor vehicle parts	Korea
E-Won Chemical Co., Ltd. [4]	24.30	—	24	—	Manufacture, wholesale and retail trade of feeds	Korea
TMAPMOBILITY Co., Ltd. [1]	8.68	200,000	53,838	200,000	Application software development and supply	Korea
TKDS CO., Ltd [4]	20.03	—	(22)	—	Manufacture of video and other imaging equipment	Korea
SANDLE FARMING ASSOCIATION [4]	23.04	—	341	—	Manufacture of edible refined oil and processed oil	Korea
Seokwang T&I Co., Ltd. [4]	33.64	—	699	—	Freight transport brokerage, agency and related services	Korea
MJK TRADING Co., Ltd.[4]	25.05	—	(104)	—	Braided clothing manufacturing	Korea

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

13.1 Details of investments in associates and subsidiaries as of December 31, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2025
(In thousands of US dollars) (In hundred millions of Indonesian rupiah)	Ownership (%)	Acquisition cost	Share of net asset amount	Carrying amount	Industry	Location
ONIGYU Co., Ltd. [4]	32.45	—	114	—	Brokerage of food and tobacco	Korea
DNGV CO., Ltd [4]	22.39	—	466	—	Manufacture of automotive engine	Korea
Alpa information & Communication Co., ltd. [4]	22.91	—	15	—	Manufacture of computers and peripheral equipment	Korea
JC TECHNO Co., Ltd. [4]	29.32	—	160	—	Manufacture of industrial electrical and electronic equipment	Korea
SD Speed Co., Ltd. [4]	27.04	—	16	—	Manufacture of Sports and Leisure Equipment and Wholesale & Retail Trade	Korea
EUNSUNG ALUMINIUM Co., Ltd.	20.07	—	78	—	Aluminum rolling and extrusion	Korea
SK Yun Co., Ltd.	30.03	—	(9)	—	livestock wholesale and retail	Korea
JINWOO LANDSCAPE Co., Ltd.	39.17	—	471	—	Landscape planting and municipal construction	Korea
		578,413	531,886	566,561

Subsidiaries
Kookmin Bank(China) Ltd. [5]	100.00	USD 383,875	653,205	418,155	Banking and foreign exchange transaction	China
KB Microfinance Myanmar Co., Ltd. [5]	100.00	USD 20,000	10,960	4,222	Micro financing	Myanmar
KB BANK MYANMAR LTD [5]	100.00	USD 200,000	296,595	221,780	Banking and foreign exchange transaction	Myanmar
KB PRASAC BANK PLC. [5]	100.00	USD 997,098	1,804,528	1,199,370	Micro financing	Cambodia
PT Bank KB Indonesia Tbk. [5,6]	66.88	IDR 168,398	277,059	828,222	Banking and foreign exchange transaction	Indonesia
KB FUND PARTNERS Co., Ltd.	100.00	18,302	25,769	18,302	Other financial services	Korea
			3,068,116	2,690,051

			3,600,002	3,256,612

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

13.1 Details of investments in associates and subsidiaries as of December 31, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2025
(In thousands of US dollars) (In hundred millions of Indonesian rupiah)	Ownership (%)	Acquisition cost	Share of net asset amount	Carrying amount	Industry	Location
Associates
Korea Credit Bureau Co., Ltd. [1]	9.00	4,500	7,948	2,769	Credit information	Korea
Incheon Bridge Co., Ltd. [1]	14.99	9,159	(536)	9,159	Operation of highways and related facilities	Korea
KB SPROTT Renewable Private Equity Fund No.1	18.88	5,536	4,588	5,536	Investment finance	Korea
KB Digital Innovation & Growth New Technology Business Investment Fund	45.00	4,500	3,482	4,500	Discovery of and investment in promising FinTech-business venture	Korea
KB Digital Platform Fund	46.67	78,400	79,280	78,400	Digital platform and Tech-based investment in promising companies	Korea
KB Prime Digital Platform Fund	43.33	9,750	9,669	9,750	Digital platform and Tech-based investment in promising companies	Korea
Future Planning KB Start-up Creation Fund	50.00	1,500	2,305	1,500	Investment finance	Korea
KB High-tech Company Investment Fund	50.00	1,500	4,470	1,500	Investment finance	Korea
Aju Good Technology Venture Fund	38.46	344	9,313	344	Investment finance	Korea
KB-KDBC Pre-IPO New Technology Business Investment Fund [2]	33.33	1,500	2,601	1,500	Investment finance	Korea
KB-TS Technology Venture Private Equity Fund	30.00	3,540	5,962	3,540	Investment finance	Korea
KB Intellectual Property Fund No.2	37.50	12,450	16,334	12,450	Investment finance	Korea
KB Digital Innovation Investment Fund Limited Partnership	25.74	27,615	23,486	27,615	Investment finance	Korea
KB Global Platform Fund	22.73	37,500	43,498	37,500	Investment finance	Korea
KB Global Platform Fund No.2	20.00	24,000	22,778	24,000	Investment finance	Korea
KB-UTC Inno-Tech Venture Fund	29.53	12,586	7,821	7,839	Investment finance	Korea
WJ Private Equity Fund No.1	26.95	10,000	9,423	10,000	Investment finance	Korea
KB-KDBC Pre-IPO New Technology Business Investment Fund No.2	28.57	7,110	7,208	7,110	Investment finance	Korea
KB Smart Scale-Up Fund	25.00	45,050	55,821	45,050	Investment finance	Korea
KB Bio Global Expansion Private Equity Fund No.1	26.32	10,000	11,914	10,000	Investment finance	Korea
KB-KTB Technology Venture Fund	27.27	15,000	13,633	14,464	Investment finance	Korea

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

13.1 Details of investments in associates and subsidiaries as of December 31, 2025 and 2024, are as follows:(cont’d)

(In millions of Korean won)	December 31, 2025
(In thousands of US dollars) (In hundred millions of Indonesian rupiah)	Ownership (%)	Acquisition cost	Share of net asset amount	Carrying amount	Industry	Location
KB-SOLIDUS Healthcare Investment Fund	30.30	22,100	20,909	20,940	Investment finance	Korea
KB New Deal Innovation Fund	20.00	20,000	19,324	18,893	Investment finance	Korea
Startup Korea KB Secondary Fund	29.27	4,500	4,500	4,500	Investment finance	Korea
All Together Korea Fund No.2 [3]	99.99	10,000	10,847	10,000	Asset management	Korea
Terra Corporation [4]	24.06	—	2	—	Manufacture of fabricated and processed metal products	Korea
MJT&I Corp. [4]	22.89	—	(882)	—	Wholesale of other merchandise	Korea
DSMETAL Co., Ltd. [4]	26.49	—	(101)	—	Manufacture of metal door, windows, shutter and relevant products	Korea
Shinhwa Underwear Co., Ltd. [4]	26.05	—	(120)	—	Manufacture of underwear and sleepwear	Korea
Jaeyang Industry Co., Ltd. [4]	20.86	—	(552)	—	Manufacture of luggage and other protective cases	Korea
Kendae Co., Ltd. [4]	41.01	—	(252)	—	Screen printing	Korea
Jinseung Tech Co., Ltd. [4]	30.04	—	(99)	—	Manufacture of other general-purpose machinery	Korea
Dongjo Co., Ltd. [4]	29.29	—	168	—	Wholesale of agricultural and forestry machinery and equipment	Korea
Korea NM Tech Co., Ltd. [4]	22.41	—	539	—	Manufacture of motor vehicles, trailers and semitrailers	Korea
Jungdo Co., Ltd. [4]	25.34	—	1,231	—	Office, commercial and institutional building construction	Korea
Dae-A Leisure Co., Ltd. [4]	49.36	—	150	—	Earth works	Korea
Chongil Machine & Tools Co., Ltd. [4]	20.40	—	(178)	—	Wholesale of machinery and equipment	Korea
Imt Technology Co., Ltd. [4]	25.29	—	16	—	Computer Peripherals Distribution	Korea
Iwon Alloy Co., Ltd. [4]	23.20	—	371	—	Manufacture of smelting, refining and alloys	Korea
Computerlife Co., Ltd. [4]	25.41	—	(124)	—	Publishing of magazines and periodicals (publishing industry)	Korea
Skydigital Inc. [4]	20.40	—	(335)	—	Manufacture of multimedia and video devices	Korea

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

13.1 Details of investments in associates and subsidiaries as of December 31, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2025
(In thousands of US dollars) (In hundred millions of Indonesian rupiah)	Ownership (%)	Acquisition cost	Share of net asset amount	Carrying amount	Industry	Location
Jo Yang Industrial Co., Ltd. [4]	22.77	—	(196)	—	Manufacture of special glass	Korea
Il-Kwang Electronic Materials Co., Ltd. [4]	29.06	—	(555)	—	Manufacture of electronic parts	Korea
So-Myung Recycling Co., Ltd. [4]	20.23	—	201	—	Manufacture of nonferrous metal	Korea
PIP System Co., Ltd. [4]	20.72	—	27	—	Print equipment	Korea
Gwang Myung Paper Co., Ltd. [4]	20.54	—	84	—	Wholesale of luggage and other protective cases	Korea
D-Partner [4]	20.94	—	910	—	Backlight film	Korea
Chunsung-meat Co., Ltd. [4]	26.74	—	237	—	Wholesale of meat	Korea
DS Fashionbiz Co., Ltd. [4]	47.64	—	16	—	Manufacture of textiles	Korea
ALTSCS Co., Ltd. [4]	47.11	—	29	—	Manufacture of motor vehicle parts	Korea
E-Won Chemical Co., Ltd. [4]	24.30	—	23	—	Manufacture, wholesale and retail trade of feeds	Korea
TMAPMOBILITY Co., Ltd. [1]	8.24	200,000	52,287	200,000	Application software development and supply	Korea
TKDS CO., Ltd [4]	20.03	—	(6)	—	Manufacture of video and other imaging equipment	Korea
SANDLE FARMING ASSOCIATION [4]	23.04	—	323	—	Manufacture of edible refined oil and processed oil	Korea
TAEYEONG PRECISION IND. Co., Ltd. [4]	28.51	—	(38)	—	Manufacture of mold and metallic patterns	Korea
Seokwang T&I Co., Ltd. [4]	33.64	—	714	—	Freight transport brokerage, agency and related services	Korea
MJK TRADING Co., Ltd.[4]	25.05	—	(99)	—	Braided clothing manufacturing	Korea
ONIGYU Co., Ltd. [4]	32.45	—	39	—	Brokerage of food and tobacco	Korea
DNGV CO., Ltd [4]	22.39	—	365	—	Manufacture of automotive engine	Korea
Alpa information & Communication Co., ltd. [4]	22.91	—	16	—	Manufacture of computers and peripheral equipment	Korea
JC TECHNO Co., Ltd. [4]	29.32	—	495	—	Manufacture of industrial electrical and electronic equipment	Korea
SD Speed Co., Ltd. [4]	27.04	—	(193)	—	Manufacture of Sports and Leisure Equipment and Wholesale & Retail Trade	Korea

		578,140	451,091	568,859

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

13.1 Details of investments in associates and subsidiaries as of December 31, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2025
(In thousands of US dollars) (In hundred millions of Indonesian rupiah)	Ownership (%)	Acquisition cost	Share of net asset amount	Carrying amount	Industry	Location
Subsidiaries
Kookmin Bank(China) Ltd. [5]	100.00	USD 383,875	625,512	418,155	Banking and foreign exchange transaction	China
KB Microfinance Myanmar Co., Ltd. [5]	100.00	USD 20,000	10,241	4,222	Micro financing	Myanmar
KB BANK MYANMAR LTD [5]	100.00	USD 200,000	298,188	221,780	Banking and foreign exchange transaction	Myanmar
KB PRASAC BANK PLC. [5]	100.00	USD 997,098	1,691,450	1,199,370	Micro financing	Cambodia
PT Bank KB Indonesia Tbk. [5,6]	66.88	IDR 168,398	192,441	618,151	Banking and foreign exchange transaction	Indonesia
KB FUND PARTNERS Co., Ltd.	100.00	18,302	20,752	18,302	Other financial services	Korea
			2,838,584	2,479,980

			3,289,675	3,048,839

[1]

As of December 31, 2025 and 2024, the Bank can exercise significant influence on the decision-making processes of the associate’s financial and business policies through participation in governing bodies.

[2]	Although the investment has been fully recovered, the bank has the rights to the remaining equity as the liquidation has not been completed.
[3]	As of December 31, 2025 and 2024, the Bank participates in the investment management committee but cannot exercise control.
[4]	The investment in associates was reclassified from financial assets at fair value through profit or loss due to termination of rehabilitation procedures.
[5]	Acquisition costs of investments in foreign subsidiaries are presented in US dollars and IDR.
[6]	During the year ended December 31, 2025, PT Bank KB Bukopin Tbk. changed its corporate name to PT Bank KB Indonesia Tbk.

Although the Bank holds 20% or more of the ownership in several investment trusts including KB Hanbando BTL Private Special Asset Fund No.1, those investment trusts are excluded from associates because the Bank’s influence on those trusts is limited according to the trust agreement. In addition, the Bank holds 20% or more of its ownership in KLB Securities Co., Ltd. and one other company, but those companies are excluded from associates, because the Bank’s influence on those companies is limited due to the status of those companies such as bankruptcy and rehabilitation proceedings.

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

13.2	Changes in carrying amount of investments in associates and subsidiaries for the years ended December 31, 2025 and 2024, are as follows:

	2025
(In millions of Korean won)	Beginning	Acquisition and others	Disposal and others	Impairment (reversal) [1]	Ending
Associates
Korea Credit Bureau Co., Ltd.	2,769	—	—	—	2,769
Incheon Bridge Co., Ltd.	9,159	—	—	—	9,159
KB SPROTT Renewable Private Equity Fund No.1	5,536	—	(5,536)	—	—
KB Digital Innovation & Growth New Technology Business Investment Fund	4,500	—	—	(2,135)	2,365
KB Digital Platform Fund	78,400	28,000	—	—	106,400
KB Prime Digital Platform Fund	9,750	3,250	—	—	13,000
Future Planning KB Start-up Creation Fund	1,500	—	(1,500)	—	—
KB High-tech Company Investment Fund	1,500	—	(1,500)	—	—
Aju Good Technology Venture Fund	344	—	—	—	344
KB-KDBC Pre-IPO New Technology Business Investment Fund	1,500	—	(1,500)	—	—
KB-TS Technology Venture Private Equity Fund	3,540	—	—	—	3,540
KB Intellectual Property Fund No.2	12,450	—	(3,000)	—	9,450
KB Digital Innovation Investment Fund Limited Partnership	27,615	—	(2,275)	—	25,340
KB Global Platform Fund	37,500	—	(7,200)	—	30,300
KB Global Platform Fund No.2	24,000	8,000	—	—	32,000
KB-UTC Inno-Tech Venture Fund	7,839	—	—	(1,582)	6,257
WJ Private Equity Fund No.1	10,000	—	—	—	10,000
KB-KDBC Pre-IPO New Technology Business Investment Fund No.2	7,110	—	(5,110)	—	2,000
KB Smart Scale-Up Fund	45,050	—	(21,750)	—	23,300
KB Bio Global Expansion Private Equity Fund No.1	10,000	—	—	—	10,000
KB-KTB Technology Venture Fund	14,464	—	—	(1,121)	13,343
KB-SOLIDUS Healthcare Investment Fund	20,940	7,900	—	1,160	30,000
KB New Deal Innovation Fund	18,893	—	(2,000)	1,107	18,000

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

13.2 Changes in carrying amount of investments in associates and subsidiaries for the years ended December 31, 2025 and 2024, are as follows: (cont’d)

	2025
(In millions of Korean won)	Beginning	Acquisition and others	Disposal and others	Impairment (reversal) [1]	Ending
Startup Korea KB Secondary Fund	4,500	4,500	(6)	—	8,994
All Together Korea Fund No.2	10,000	—	—	—	10,000
TMAPMOBILITY Co., Ltd.	200,000	—	—	—	200,000
Subsidiaries
Kookmin Bank (China) Ltd.	418,155	—	—	—	418,155
KB Microfinance Myanmar Co., Ltd.	4,222	—	—	—	4,222
KB Bank Myanmar Co., Ltd.	221,780	—	—	—	221,780
KB PRASAC BANK PLC.	1,199,370	—	—	—	1,199,370
PT Bank KB Indonesia Tbk. [2]	618,151	—	—	210,071	828,222
KB Fund Partners Co., Ltd.	18,302	—	—	—	18,302

	3,048,839	51,650	(51,377)	207,500	3,256,612

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

13.2 Changes in carrying amount of investments in associates and subsidiaries for the years ended December 31, 2025 and 2024, are as follows: (cont’d)

	2024
(In millions of Korean won)	Beginning	Acquisition and others	Disposal and others	Impairment (reversal) [1]	Ending
Associates
Korea Credit Bureau Co., Ltd.	2,769	—	—	—	2,769
Incheon Bridge Co., Ltd.	9,159	—	—	—	9,159
KB SPROTT Renewable Private Equity Fund No.1	13,886	—	(8,350)	—	5,536
KB Digital Innovation & Growth New Technology Business Investment Fund	4,500	—	—	—	4,500
KB Digital Platform Fund	50,400	28,000	—	—	78,400
KB Prime Digital Platform Fund	7,150	2,600	—	—	9,750
Future Planning KB Start-up Creation Fund	1,500	—	—	—	1,500
KB High-tech Company Investment Fund	1,500	—	—	—	1,500
Aju Good Technology Venture Fund	344	—	—	—	344
KB-KDBC Pre-IPO New Technology Business Investment Fund	1,800	—	(300)	—	1,500
KB-TS Technology Venture Private Equity Fund	4,860	—	(1,320)	—	3,540
KB Intellectual Property Fund No.2	15,000	—	(2,550)	—	12,450
KB Digital Innovation Investment Fund Limited Partnership	32,655	—	(5,040)	—	27,615

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

13.2 Changes in carrying amount of investments in associates and subsidiaries for the years ended December 31, 2025 and 2024, are as follows: (cont’d)

	2024
(In millions of Korean won)	Beginning	Acquisition and others	Disposal and others	Impairment (reversal) [1]	Ending
KB Global Platform Fund	43,850	—	(6,350)	—	37,500
KB Global Platform Fund No.2	12,000	12,000	—	—	24,000
KB-UTC Inno-Tech Venture Fund	12,750	—	(164)	(4,747)	7,839
WJ Private Equity Fund No.1	10,000	—	—	—	10,000
KB-KDBC Pre-IPO New Technology Business Investment Fund No.2	9,700	—	(2,590)	—	7,110
KB Smart Scale-Up Fund	50,000	—	(4,950)	—	45,050
KB Bio Global Expansion Private Equity Fund No.1	10,000	—	—	—	10,000
KB-KTB Technology Venture Fund	11,471	3,000	—	(7)	14,464
KB-SOLIDUS Healthcare Investment Fund	13,531	7,800	—	(391)	20,940
KB New Deal Innovation Fund	18,893	—	—	—	18,893
KY Global Cell & Gene Private Equity Fund No.2	27,034	—	(27,034)	—	—
Startup Korea KB Secondary Fund	—	4,500	—	—	4,500
All Together Korea Fund No.2	10,000	—	—	—	10,000
TMAPMOBILITY Co., Ltd.	200,000	—	—	—	200,000
Subsidiaries
Kookmin Bank (China) Ltd.	418,155	—	—	—	418,155
KB Microfinance Myanmar Co., Ltd.	22,405	—	—	(18,183)	4,222
KB Bank Myanmar Co., Ltd.	221,780	—	—	—	221,780
KB PRASAC BANK PLC.	1,199,370	—	—	—	1,199,370
PT Bank KB Indonesia Tbk. [2]	840,386	—	—	(222,235)	618,151
KB Fund Partners Co., Ltd.	—	18,302	—	—	18,302

	3,276,848	76,202	(58,648)	(245,563)	3,048,839

[1]

The recoverable amount was determined using market-based valuation or fair value assessment conducted by independent external valuation institutions. Based on the assessment, an impairment loss or a reversal was recognized.

[2]	During the year ended December 31, 2025, PT Bank KB Bukopin Tbk. changed its corporate name to PT Bank KB Indonesia Tbk.

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

14. Property and Equipment, and Investment Properties

14.1 Property and Equipment

14.1.1 Details of property and equipment as of December 31, 2025 and 2024, are as follows:

	December 31, 2025
(In millions of Korean won)	Acquisition cost	Accumulated depreciation	Accumulated impairment losses	Carrying amount
Land	1,660,168	—	(4)	1,660,164
Buildings	1,742,373	(629,850)	(5,747)	1,106,776
Leasehold improvements	990,406	(950,962)	—	39,444
Equipment and vehicles	1,190,825	(1,088,891)	—	101,934
Construction in-progress	22,448	—	—	22,448
Right-of-use assets	1,778,221	(1,153,420)	—	624,801

	7,384,441	(3,823,123)	(5,751)	3,555,567

	December 31, 2024
(In millions of Korean won)	Acquisition cost	Accumulated depreciation	Accumulated impairment losses	Carrying amount
Land	1,816,316	—	(4)	1,816,312
Buildings	1,766,483	(623,458)	(5,746)	1,137,279
Leasehold improvements	967,168	(916,761)	—	50,407
Equipment and vehicles	1,191,755	(1,070,191)	—	121,564
Construction in-progress	28,007	—	—	28,007
Right-of-use assets	1,684,440	(972,162)	—	712,278

	7,454,169	(3,582,572)	(5,750)	3,865,847

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

14.1.2 Changes in property and equipment for the years ended December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	2025
	Beginning	Acquisition	Transfer [2]	Disposal	Depreciation	Others	Ending
Land	1,816,312	—	(150,225)	(5,923)	—	—	1,660,164
Buildings	1,137,279	6,166	5,572	(488)	(41,753)	—	1,106,776
Leasehold improvements	50,407	—	23,539	—	(34,414)	(88)	39,444
Equipment and vehicles	121,564	45,069	643	(507)	(64,700)	(135)	101,934
Construction in-progress	28,007	74,583	(80,012)	—	—	(130)	22,448
Right-of-use assets [1]	712,278	199,065	—	(14,243)	(268,542)	(3,757)	624,801

	3,865,847	324,883	(200,483)	(21,161)	(409,409)	(4,110)	3,555,567

(In millions of Korean won)	2024
	Beginning	Acquisition	Transfer [2]	Disposal	Depreciation	Others	Ending
Land	1,817,316	1	(693)	(308)	—	(4)	1,816,312
Buildings	1,153,661	411	28,778	(2,862)	(42,704)	(5)	1,137,279
Leasehold improvements	50,985	1,870	36,020	—	(38,574)	106	50,407
Equipment and vehicles	95,746	89,487	—	(194)	(63,687)	212	121,564
Construction in-progress	12,889	86,433	(71,846)	—	—	531	28,007
Right-of-use assets [1]	321,102	1,149,406	3,126	(526,946)	(252,300)	17,890	712,278

	3,451,699	1,327,608	(4,615)	(530,310)	(397,265)	18,730	3,865,847

[1]	Effect of change in the lease term is reflected in acquisition and disposal based on gross amount.
[2]	Includes transfers with investment properties and assets held for sale.

14.1.3 Changes in accumulated impairment losses of property and equipment for the years ended December 31, 2025 and 2024, are as follows:

	2025
(In millions of Korean won)	Beginning	Impairment	Reversal	Others	Ending
Accumulated impairment losses of property and equipment	(5,751)	—	—	—	(5,751)

	2024
(In millions of Korean won)	Beginning	Impairment	Reversal	Others	Ending
Accumulated impairment losses of property and equipment	(5,751)	—	—	—	(5,751)

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

14.2 Investment Properties

14.2.1 Details of investment properties as of December 31, 2025 and 2024, are as follows:

	December 31, 2025
(In millions of Korean won)	Acquisition cost	Accumulated Depreciation	Carrying amount
Land	76,361	—	76,361
Buildings	80,380	(19,494)	60,886

	156,741	(19,494)	137,247

	December 31, 2024
(In millions of Korean won)	Acquisition cost	Accumulated depreciation	Carrying amount
Land	65,456	—	65,456
Buildings	76,494	(16,936)	59,558

	141,950	(16,936)	125,014

14.2.2 Valuation techniques and inputs used to measure the fair value of investment properties as of December 31, 2025, are as follows:

	December 31, 2025
(In millions of Korean won)	Fair value	Valuation techniques	Inputs
Land and buildings	268,459	Cost approach method	- Base market price - Replacement cost

Fair value of investment properties amounts to ~~W~~ 268,459 million and ~~W~~ 236,575 million as of December 31, 2025 and 2024, respectively. Investment properties are measured by qualified independent appraisers with recent experience in valuing similar properties in the same area. In addition, all investment properties are classified as Level 3 in accordance with fair value hierarchy in Note 6.1.2.

Rental income from above investment properties amounts to ~~W~~ 7,050 million and ~~W~~ 6,862 million for the years ended December 31, 2025 and 2024, respectively.

14.2.3 Changes in investment properties for the years ended December 31, 2025 and 2024, are as follows:

	2025
(In millions of Korean won)	Beginning	Acquisition	Transfer	Depreciation	Ending
Land	65,456	—	10,905	—	76,361
Buildings	59,558	—	3,326	(1,998)	60,886

	125,014	—	14,231	(1,998)	137,247

	2024
(In millions of Korean won)	Beginning	Acquisition	Transfer	Depreciation	Ending
Land	64,761	—	695	—	65,456
Buildings	58,467	—	2,984	(1,893)	59,558

	123,228	—	3,679	(1,893)	125,014

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

15. Intangible Assets

15.1 Details of intangible assets as of December 31, 2025 and 2024, are as follows:

	December 31, 2025
(In millions of Korean won)	Acquisition cost	Accumulated amortization	Accumulated impairment losses	Carrying amount
Goodwill	65,288	—	—	65,288
Other intangible assets	1,906,190	(1,611,844)	(29,788)	264,558

	1,971,478	(1,611,844)	(29,788)	329,846

	December 31, 2024
(In millions of Korean won)	Acquisition cost	Accumulated amortization	Accumulated impairment losses	Carrying amount
Goodwill	65,288	—	—	65,288
Other intangible assets	1,808,755	(1,481,911)	(29,247)	297,597

	1,874,043	(1,481,911)	(29,247)	362,885

15.2 The goodwill as of December 31, 2025 and 2024, arose from the merger of Housing & Commercial Bank (“H&CB”).

15.3 Details of goodwill allocation to cash-generating units and related information for impairment testing as of December 31, 2025 are as follows:

	December 31, 2025
(In millions of Korean won)	Retail banking	Corporate Banking	Total
Carrying amounts	49,315	15,973	65,288
Recoverable amount exceeding carrying amount	4,204,235	10,031,341	14,235,576
Discount rate (%)	18.08	14.33
Permanent growth rate (%)	1.00	1.00

For impairment testing, goodwill is allocated to cash-generating units that are expected to benefit from the synergies of the business combination, and cash-generating units consist of an operating segment or units which are not larger than an operating segment. The Bank recognized goodwill amounting to ~~W~~ 65,288 million arising from the merger of Housing & Commercial Bank, and the amounts of ~~W~~ 49,315 million and ~~W~~ 15,973 million were allocated to the retail banking and corporate banking, respectively. Cash-generating units to which goodwill has been allocated are tested for impairment annually and whenever there is an indication that the unit may be impaired by comparing the carrying amount of the unit including the goodwill with the recoverable amount of the unit.

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

15.3 Details of goodwill allocation to cash-generating units and related information for impairment testing as of December 31, 2025 are as follows: (cont’d)

The recoverable amount of a cash-generating unit is measured at the higher of its fair value less costs of disposal and its value in use. The fair value less costs of disposal is the amount obtainable from the disposal in an arm’s length transaction between knowledgeable, willing parties, after deducting the costs of disposal. If it is difficult to measure the amount obtainable from the disposal of the cash-generating unit, the disposal amount of a similar cash-generating unit in the past transaction is used by reflecting the characteristics of the cash-generating unit to be measured. If it is not possible to obtain reliable information to measure the fair value less costs of disposal, the Bank uses the asset’s value in use as its recoverable amount. Value in use is the present value of the future cash flows expected to be derived from an asset or cash-generating unit. The future cash flows of retail banking and corporate banking are estimated on the assumption that the future cash flows will increase by 1.0% per year. The key assumptions used for the estimation of the future cash flows are based on GDP growth rate, market size, and the Bank’s market share. The discount rate is a pre-tax rate that reflects assumptions regarding risk-free interest rate, market risk premium, and the risks specific to the cash-generating unit.

15.4 Details of intangible assets other than goodwill as of December 31, 2025 and 2024, are as follows:

	December 31, 2025
(In millions of Korean won)	Acquisition cost	Accumulated amortization	Accumulated impairment losses	Carrying amount
Industrial property rights	2,460	(2,094)	—	366
Software	1,650,484	(1,449,906)	—	200,578
Other intangible assets	218,119	(124,717)	(29,788)	63,614
Right-of-use assets	35,127	(35,127)	—	—

	1,906,190	(1,611,844)	(29,788)	264,558

	December 31, 2024
(In millions of Korean won)	Acquisition cost	Accumulated amortization	Accumulated impairment losses	Carrying amount
Industrial property rights	2,313	(1,950)	—	363
Software	1,574,206	(1,333,022)	—	241,184
Other intangible assets	197,108	(112,400)	(29,247)	55,461
Right-of-use assets	35,128	(34,539)	—	589

	1,808,755	(1,481,911)	(29,247)	297,597

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

15.5 Changes in intangible assets other than goodwill for the years ended December 31, 2025 and 2024, are as follows:

	2025
(In millions of Korean won)	Beginning	Acquisition	Disposal	Amortization	Others	Ending
Industrial property rights	363	147	—	(144)	—	366
Software	241,184	76,494	—	(117,049)	(51)	200,578
Other intangible assets	55,461	25,438	(4,300)	(12,400)	(585)	63,614
Right-of-use assets	589	—	—	(589)	—	—

	297,597	102,079	(4,300)	(130,182)	(636)	264,558

	2024
(In millions of Korean won)	Beginning	Acquisition	Disposal	Amortization	Others	Ending
Industrial property rights	367	124	—	(128)	—	363
Software	296,531	100,270	(3,119)	(152,589)	91	241,184
Other intangible assets	91,480	751	(1,500)	(21,558)	(13,712)	55,461
Right-of-use assets	1,596	—	—	(1,007)	—	589

	389,974	101,145	(4,619)	(175,282)	(13,621)	297,597

15.6 Changes in accumulated impairment losses of other intangible assets for the years ended December 31, 2025 and 2024, are as follows:

	2025
(In millions of Korean won)	Beginning	Impairment	Reversal	Others	Ending
Accumulated impairment losses of other intangible assets	(29,247)	(480)	—	(61)	(29,788)

	2024
(In millions of Korean won)	Beginning	Impairment	Reversal	Others	Ending
Accumulated impairment losses of other intangible assets	(15,385)	(13,894)	—	32	(29,247)

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

16. Deferred Income Tax Assets and Liabilities

16.1 Details of deferred income tax assets and liabilities as of December 31, 2025 and 2024, are as follows:

	December 31, 2025
(In millions of Korean won)	Assets	Liabilities	Net amount
Other provisions	105,663	—	105,663
Impairment losses of property and equipment	9,638	—	9,638
Equity-linked deposit interests	362	—	362
Share-based payments	31,353	—	31,353
Provisions for acceptances and guarantees	14,300	—	14,300
Gains or losses on valuation of derivatives	—	(277,158)	(277,158)
Present value discount	—	(239)	(239)
Gains or losses on fair value hedge	—	(36,979)	(36,979)
Accrued interest	—	(124,078)	(124,078)
Deferred loan origination fees and costs	—	(127,804)	(127,804)
Gains or losses on revaluation*	—	(253,702)	(253,702)
Investments in subsidiaries and others	6,543	—	6,543
Gains or losses on valuation of security investment	—	(59,659)	(59,659)
Defined benefit liabilities	465,759	—	465,759
Accrued expenses	232,236	—	232,236
Plan Assets	—	(514,100)	(514,100)
Adjustments to the prepaid contributions	—	(79,010)	(79,010)
Others	353,505	(256,633)	96,872

	1,219,359	(1,729,362)	(510,003)
Offsetting of deferred income tax assets and liabilities	(1,219,359)	1,219,359	—

	—	(510,003)	(510,003)

	December 31, 2024
(In millions of Korean won)	Assets	Liabilities	Net amount
Other provisions	115,168	—	115,168
Impairment losses of property and equipment	9,322	—	9,322
Share-based payments	23,729	—	23,729
Provisions for acceptances and guarantees	16,010	—	16,010
Gains or losses on valuation of derivatives	—	(143,967)	(143,967)
Present value discount	90	—	90
Gains or losses on fair value hedge	—	(45,741)	(45,741)
Accrued interest	—	(124,508)	(124,508)
Deferred loan origination fees and costs	—	(126,717)	(126,717)
Gains or losses on revaluation*	—	(259,519)	(259,519)
Investments in subsidiaries and others	5,521	—	5,521
Gains or losses on valuation of security investment	—	(328,616)	(328,616)
Defined benefit liabilities	435,255	—	435,255
Accrued expenses	210,763	—	210,763
Plan Assets	—	(440,187)	(440,187)
Adjustments to the prepaid contributions	—	(49,134)	(49,134)
Others	343,928	(196,483)	147,445

	1,159,786	(1,714,872)	(555,086)
Offsetting of deferred income tax assets and liabilities	(1,159,786)	1,159,786	—

	—	(555,086)	(555,086)

*	Gains on land revaluation.

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

16.2 Unrecognized Deferred Income Tax Assets

16.2.1 No deferred income tax assets have been recognized for the deductible temporary differences of ~~W~~ 1,146,158 million and ~~W~~1,356,230 million associated with investments in subsidiaries and others as of December 31, 2025 and 2024, because it is not probable that these temporary differences will reverse in the foreseeable future.

16.2.2 No deferred income tax assets have been recognized for the deductible temporary differences of ~~W~~ 333,002 million with other provisions as of December 31, 2025, and ~~W~~ 47,282 million and ~~W~~ 47,014 million associated with others as of December 31, 2025 and 2024, respectively, due to the uncertainty that these temporary differences will be realized in the future.

16.3 Unrecognized Deferred Income Tax Liabilities

No deferred income tax liabilities have been recognized as of December 31, 2025 and 2024 for the taxable temporary differences of ~~W~~ 65,288 million related to the initial recognition of goodwill arising from the merger of Housing and Commercial Bank in 2001.

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

16.4 Changes in cumulative temporary differences for the years ended December 31, 2025 and 2024, are as follows:

	2025
(In millions of Korean won)	Beginning	Decrease	Increase	Ending
Deductible temporary differences
Other provisions	436,241	436,241	717,231	717,231
Impairment losses of property and equipment	35,311	25,506	25,241	35,046
Equity-linked deposit interests	—	—	1,317	1,317
Share-based payments	89,884	89,884	114,010	114,010
Provisions for acceptances and guarantees	60,642	60,642	52,000	52,000
Present value discount	342	342	—	—
Investments in subsidiaries and others	1,377,143	—	(207,191)	1,169,952
Defined benefit liabilities	1,648,692	174,928	219,906	1,693,670
Accrued expenses	798,344	798,344	844,494	844,494
Others	1,349,775	861,201	844,181	1,332,755

	5,796,374	2,447,088	2,611,189	5,960,475

Unrecognized deferred income tax assets
Other provisions	—			333,002
Investments in subsidiaries and others	1,356,230			1,146,158
Others	47,014			47,282

	4,393,130			4,434,033

Tax rate (%)	26.40			27.50

Total deferred income tax assets	1,159,786			1,219,359

Taxable temporary differences
Gains or losses on fair value hedge	(173,260)	(173,260)	(134,469)	(134,469)
Accrued interest	(471,622)	(394,332)	(373,902)	(451,192)
Deferred loan origination fees and costs	(479,989)	(479,989)	(464,743)	(464,743)
Gains or losses on valuation of derivatives	(545,328)	(545,328)	(1,007,846)	(1,007,846)
Present value discount	—	—	(870)	(870)
Goodwill arising from the merger	(65,288)	—	—	(65,288)
Gains or losses on revaluation*	(983,027)	(60,476)	—	(922,551)
Plan assets	(1,667,377)	(95,289)	(297,367)	(1,869,455)
Adjustments to the prepaid contributions	(186,113)	(186,113)	(287,309)	(287,309)
Gains or losses on valuation of security investment	(1,244,757)	(1,244,757)	(216,943)	(216,943)
Others	(744,254)	(688,355)	(877,311)	(933,210)

	(6,561,015)	(3,867,899)	(3,660,760)	(6,353,876)

Unrecognized deferred income tax liabilities
Goodwill arising from the merger	(65,288)			(65,288)

	(6,495,727)			(6,288,588)

Tax rate (%)	26.40			27.50

Total deferred income tax liabilities	(1,714,872)			(1,729,362)

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

16.4 Changes in cumulative temporary differences for the years ended December 31, 2025 and 2024, are as follows: (cont’d)

	2024
(In millions of Korean won)	Beginning	Decrease	Increase	Ending
Deductible temporary differences
Other provisions	681,009	681,009	436,241	436,241
Impairment losses of property and equipment	27,633	21,585	29,263	35,311
Share-based payments	57,685	57,685	89,884	89,884
Provisions for acceptances and guarantees	185,290	185,290	60,642	60,642
Present value discount	1,401	1,401	342	342
Investments in subsidiaries and others	1,132,065	—	245,078	1,377,143
Defined benefit liabilities	1,536,089	169,285	281,888	1,648,692
Accrued expenses	758,620	758,620	798,344	798,344
Others	1,009,918	501,864	841,721	1,349,775

	5,389,710	2,376,739	2,783,403	5,796,374

Unrecognized deferred income tax assets
Investments in subsidiaries and others	1,113,869			1,356,230
Others	42,288			47,014

	4,233,553			4,393,130

Tax rate (%)	26.40			26.40

Total deferred income tax assets	1,117,658			1,159,786

Taxable temporary differences
Gains or losses on fair value hedge	(216,460)	(43,200)	—	(173,260)
Accrued interest	(387,905)	(296,788)	(380,505)	(471,622)
Deferred loan origination fees and costs	(431,098)	(431,098)	(479,989)	(479,989)
Gains or losses on valuation of derivatives	(586,712)	(586,712)	(545,328)	(545,328)
Goodwill arising from the merger	(65,288)	—	—	(65,288)
Gains or losses on revaluation*	(984,238)	(1,211)	—	(983,027)
Plan assets	(1,746,852)	(213,147)	(133,672)	(1,667,377)
Adjustments to the prepaid contributions	(125,019)	(125,019)	(186,113)	(186,113)
Gains or losses on valuation of security investment	(960,241)	(960,241)	(1,244,757)	(1,244,757)
Others	(349,611)	(293,845)	(688,488)	(744,254)

	(5,853,424)	(2,951,261)	(3,658,852)	(6,561,015)

Unrecognized deferred income tax liabilities
Goodwill arising from the merger	(65,288)			(65,288)

	(5,788,136)			(6,495,727)

Tax rate (%)	26.40			26.40

Total deferred income tax liabilities	(1,528,069)			(1,714,872)

*	Gains on Land revaluation.

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

17. Assets Held for Sale

17.1 Details of assets held for sale as of December 31, 2025 and 2024, are as follows:

	December 31, 2025
(In millions of Korean won)	Acquisition cost *	Accumulated impairment losses	Carrying amount	Fair value less costs to sell
Land held for sale	66,306	(2,174)	64,132	113,460
Buildings held for sale	35,935	(16,836)	19,099	21,674

	102,241	(19,010)	83,231	135,134

	December 31, 2024
(In millions of Korean won)	Acquisition cost *	Accumulated impairment losses	Carrying amount	Fair value less costs to sell
Land held for sale	20,511	(1,442)	19,069	28,871
Buildings held for sale	17,414	(8,158)	9,256	10,158

	37,925	(9,600)	28,325	39,029

*	Acquisition cost of buildings held for sale is net of the accumulated depreciation amount immediately before the initial classification of the assets as held for sale.

17.2 Valuation techniques and inputs used to measure the fair value of assets held for sale as of December 31, 2025, are as follows:

	December 31, 2025
(In millions of Korean won)	Fair value	Valuation techniques [1]	Unobservable inputs [2]	Estimated range of unobservable inputs (%)	Effect of unobservable inputs to fair value
Land and buildings	135,134	Market comparison approach model and others	Adjustment index	0.33 ~ 2.90	Fair value increases as the adjustment index rises

[1]	The appraisal value is adjusted by the adjustment ratio in the event the public sale is unsuccessful.
[2]	Adjustment index is calculated using factors such as situational adjustment, time adjustments, and value related comparables.

Among assets held for sale, real estate was measured by independent appraisers with professional qualifications and recent experience in evaluating similar properties in the area of the property to be assessed. All assets held for sale are classified as Level 3 in accordance with fair value hierarchy in Note 6.1.2.

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

17.3 Changes in accumulated impairment losses of assets held for sale for the years ended December 31, 2025 and 2024, are as follows:

	2025
(In millions of Korean won)	Beginning	Provision	Reversal	Others	Ending
Accumulated impairment losses of assets held for sale	(9,600)	(35,536)	1	26,125	(19,010)

	2024
(In millions of Korean won)	Beginning	Provision	Reversal	Others	Ending
Accumulated impairment losses of assets held for sale	(9,922)	(894)	2	1,214	(9,600)

17.4 As of December 31, 2025, buildings and land classified as assets held for sale consist of 34 real estate properties previously owned by closed offices, which were reclassified as assets held for sale following management’s decision but remain unsold. Active sales efforts are continuously being carried out for the remaining 34 properties.

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

18. Other Assets

18.1 Details of other assets as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	December 31, 2025	December 31, 2024
Other financial assets
Other receivables	6,665,322	6,248,786
Accrued income	1,551,456	1,657,313
Guarantee deposits	712,942	762,409
Domestic exchange settlement debits	1,282,748	460,976
Others	30,334	20,332
Less: Allowances for credit losses	(28,884)	(23,165)
Present value discount	(3,552)	(1,520)

	10,210,366	9,125,131

Other non-financial assets
Other receivables	332	518
Prepaid expenses	346,364	269,507
Guarantee deposits	1,951	1,910
Prepayments	20,290	14,529
Others	65,593	68,318
Less: Allowances for credit losses	(4,374)	(4,680)

	430,156	350,102

	10,640,522	9,475,233

18.2 Changes in allowances for credit losses of other assets for the years ended December 31, 2025 and 2024, are as follows:

	2025
(In millions of Korean won)	Other financial assets	Other non- financial assets	Total
Beginning	23,165	4,680	27,845
Provision (reversal)	9,388	(44)	9,344
Write-offs	(5,617)	(262)	(5,879)
Others	1,948	—	1,948

Ending	28,884	4,374	33,258

	2024
(In millions of Korean won)	Other financial assets	Other non- financial assets	Total
Beginning	18,160	5,164	23,324
Provision (reversal)	8,102	(341)	7,761
Write-offs	(4,404)	(142)	(4,546)
Others	1,307	(1)	1,306

Ending	23,165	4,680	27,845

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

19. Deposits

Details of deposits as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	December 31, 2025	December 31, 2024
Demand deposits
Demand deposits in Korean won	161,319,482	151,475,078
Demand deposits in foreign currencies	10,623,403	9,748,170

	171,942,885	161,223,248

Time deposits
Time deposits in Korean won	220,384,169	216,281,495
Fair value adjustments of fair value hedged time deposits in Korean won	6,865	6,258
Time deposits in foreign currencies	17,545,588	18,826,049
Fair value adjustments of fair value hedged time deposits in foreign currencies	(1,334)	(7,593)

	237,935,288	235,106,209

Certificates of deposits	13,749,293	9,805,371

	423,627,466	406,134,828

20. Borrowings

20.1 Details of borrowings as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	December 31, 2025	December 31, 2024
General borrowings	25,941,450	26,127,065
Bonds sold under repurchase agreements and others	2,406,899	2,865,868
Call money	2,834,423	1,681,778

	31,182,772	30,674,711

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

20.2 Details of general borrowings as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)		Lenders	Annual interest rate (%)	December 31, 2025	December 31, 2024
Borrowings in Korean won	Borrowings from Bank of Korea	Bank of Korea	1.00	6,958,623	4,618,026
	Borrowings from the government	SEMAS and others	0.00~3.50	2,402,107	2,409,409
	Borrowings from non-banking financial institutions	Korea Development Bank	0.55~1.80	425,405	474,148
	Other borrowings	Korea Development Bank and others	0.00~3.91	2,775,576	3,060,575

				12,561,711	10,562,158

Borrowings in foreign currencies	Due to banks	Hana Band and Others	—	735	15,158
	Borrowings from banks	Citicorp International Ltd and others	0.25~4.84	10,194,861	12,453,048
	Borrowings from other financial institutions	Export-Import Bank of Korea	4.19~4.42	5,883	6,027
	Other borrowings	STANDARD CHARTERED BANK (HONG KONG) and others	0.00~4.33	3,178,260	3,090,674

				13,379,739	15,564,907

				25,941,450	26,127,065

20.3 Details of bonds sold under repurchase agreements and others as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	Lenders	Annual interest rate (%)	December 31, 2025	December 31, 2024
Bonds sold under repurchase agreements	Individuals, groups, and corporations	2.50~4.72	2,402,492	2,857,296
Bills sold	Counter sale	1.55~2.00	4,407	8,572

			2,406,899	2,865,868

20.4 Details of call money as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	Lenders	Annual interest rate (%)	December 31, 2025	December 31, 2024
Call money in Korean won	JPMorganChase Bank and others	2.12~2.15	980,500	—
Call money in foreign currencies	Bank of Thailand and others	1.80~10.00	1,853,923	1,681,778

			2,834,423	1,681,778

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

21. Debentures

21.1 Details of debentures as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	Annual interest rate (%)	December 31, 2025	December 31, 2024
Debentures in Korean won
Structured debentures	3.45 ~ 5.86	110,410	40,560
Subordinated fixed rate debentures	2.02 ~ 3.50	3,180,150	3,180,150
Fixed rate debentures	1.33 ~ 4.34	17,550,003	18,510,003
Floating rate debentures	2.61 ~ 2.94	1,110,000	—

		21,950,563	21,730,713
Fair value adjustments of fair value hedged debentures in Korean won		(116,915)	(108,207)
Less: Discount on debentures in Korean won		(50,894)	(31,214)

		21,782,754	21,591,292

Debentures in foreign currencies
Floating rate debentures	2.26 ~ 5.08	1,484,557	1,211,202
Fixed rate debentures	0.00 ~ 5.48	11,117,956	10,688,256

		12,602,513	11,899,458
Fair value adjustments of fair value hedged debentures in foreign currencies		(23,085)	(63,717)
Less: Discount on debentures in foreign currencies		(36,238)	(26,743)

		12,543,190	11,808,998

		34,325,944	33,400,290

21.2 Changes in debentures based on par value for the years ended December 31, 2025 and 2024, are as follows:

	2025
(In millions of Korean won)	Beginning	Issue	Repayment	Others	Ending
Debentures in Korean won
Structured debentures	40,560	70,000	(150)	—	110,410
Subordinated fixed rate debentures	3,180,150	—	—	—	3,180,150
Fixed rate debentures	18,510,003	11,320,000	(12,280,000)	—	17,550,003
Floating rate debentures	—	1,110,000	—	—	1,110,000

	21,730,713	12,500,000	(12,280,150)	—	21,950,563

Debentures in foreign currencies
Floating rate debentures	1,211,202	823,280	(547,190)	(2,735)	1,484,557
Fixed rate debentures	10,688,256	3,147,986	(2,943,599)	225,313	11,117,956

	11,899,458	3,971,266	(3,490,789)	222,578	12,602,513

	33,630,171	16,471,266	(15,770,939)	222,578	34,553,076

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

21.2 Changes in debentures based on par value for the years ended December 31, 2025 and 2024, are as follows: (cont’d)

	2024
(In millions of Korean won)	Beginning	Issue	Repayment	Others	Ending
Debentures in Korean won
Structured debentures	110,640	—	(70,080)	—	40,560
Subordinated fixed rate debentures	3,188,970	—	(8,820)	—	3,180,150
Fixed rate debentures	12,280,003	14,500,000	(8,270,000)	—	18,510,003
Floating rate debentures	4,330,000	—	(4,330,000)	—	—

	19,909,613	14,500,000	(12,678,900)	—	21,730,713

Debentures in foreign currencies
Floating rate debentures	1,372,460	441,355	(728,965)	126,352	1,211,202
Fixed rate debentures	9,022,425	2,189,722	(1,604,722)	1,080,831	10,688,256

	10,394,885	2,631,077	(2,333,687)	1,207,183	11,899,458

	30,304,498	17,131,077	(15,012,587)	1,207,183	33,630,171

22. Provisions

22.1 Details of provisions as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	December 31, 2025	December 31, 2024
Provisions for credit losses of unused loan commitments	119,148	145,852
Provisions for credit losses of acceptances and guarantees	52,001	60,642
Provisions for restoration costs	146,285	155,686
Others	469,492	173,653

	786,926	535,833

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

22.2 Changes in provisions for credit losses of unused loan commitments, and acceptances and guarantees for the years ended December 31, 2025 and 2024, are as follows:

	2025
	Provisions for credit losses of unused loan commitments			Provisions for credit losses of acceptances and guarantees
	12-month expected credit losses	Lifetime expected credit losses		12-month expected credit losses	Lifetime expected credit losses
(In millions of Korean won)		Non- impaired	Impaired		Non- impaired	Impaired
Beginning	116,735	29,117	—	44,009	2,488	14,145
Transfer between stages:
Transfer to 12-month expected credit losses	8,886	(8,853)	(33)	116	(116)	—
Transfer to lifetime expected credit losses	(11,877)	13,755	(1,878)	(826)	862	(36)
Impairment	(1,122)	(2,823)	3,945	(1)	(172)	173
Provision (reversal) for credit losses	(18,537)	(5,601)	(2,034)	(6,484)	2,049	(3,794)
Others (exchange differences, etc.)	(458)	(74)	—	(357)	(11)	(44)

Ending*	93,627	25,521	—	36,457	5,100	10,444

	2024
	Provisions for credit losses of unused loan commitments			Provisions for credit losses of acceptances and guarantees
	12-month expected credit losses	Lifetime expected credit losses		12-month expected credit losses	Lifetime expected credit losses
(In millions of Korean won)		Non- impaired	Impaired		Non- impaired	Impaired
Beginning	127,536	73,170	—	32,685	148,197	4,408
Transfer between stages:
Transfer to 12-month expected credit losses	60,156	(60,063)	(93)	87,306	(87,306)	—
Transfer to lifetime expected credit losses	(13,247)	13,393	(146)	(464)	464	—
Impairment	(196)	(1,202)	1,398	(52)	(85)	137
Provision (reversal) for credit losses	(64,205)	3,571	(1,159)	(87,538)	(58,819)	9,309
Others (exchange differences, etc.)	6,691	248	—	12,072	37	291

Ending*	116,735	29,117	—	44,009	2,488	14,145

*

Includes additional provisions of ~~W~~ 10,598 million and ~~W~~ 15,548 million for the borrowers and others which are highly affected by the termination of COVID-19 financial support as of December 31, 2025 and 2024, respectively.

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

22.3 Changes in provisions for restoration costs for the years ended December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	2025	2024
Beginning	155,686	130,966
Provision	4,657	5,807
Reversal	(3,070)	(569)
Used	(12,493)	(3,196)
Unwinding of discount	4,525	4,785
Effect of changes in discount rate	(3,020)	17,893

Ending	146,285	155,686

Provisions for restoration costs are measured at the present value of the best estimate of future restoration costs for leased properties as of the end of the reporting period, discounted at an appropriate discount rate. The expenditure for restoration costs is expected to be incurred at the end of each lease contract, and the lease period is used to reasonably estimate the timing of the expenditure. Additionally, to estimate the expected restoration costs, the average actual restoration expenses of stores that underwent restoration work over the past three years and the three-year historical average inflation rate are used.

22.4 Changes in other provisions for the years ended December 31, 2025 and 2024, are as follows:

	2025
(In millions of Korean won)	Membership rewards program	Dormant accounts	Litigations	Financial guarantee contracts	Others 1, [2,3]	Total
Beginning	73	3,154	47,350	9,656	113,420	173,653
Provision (reversal)	108	12,623	14,443	(3,843)	284,738	308,069
Used and others	(90)	(10,042)	—	—	(2,098)	(12,230)

Ending 1, [2,3]	91	5,735	61,793	5,813	396,060	469,492

	2024
(In millions of Korean won)	Membership rewards program	Dormant accounts	Litigations	Financial guarantee contracts	Others [1,2]	Total
Beginning	47	3,360	8,590	9,661	352,571	374,229
Provision (reversal)	80	2,803	38,760	(5)	711,783	753,421
Used and others	(54)	(3,009)	—	—	(950,934)	(953,997)

Ending [1,2]	73	3,154	47,350	9,656	113,420	173,653

[1]	Includes other provisions of ~~W~~ 6,577 million and ~~W~~ 17,064 million related to the Livelihood finance support program as of December 31, 2025 and 2024, respectively.
[2]	Includes other provisions of ~~W~~ 28,396 million and ~~W~~ 55,182 million related to the Hong Kong H-index ELS voluntary adjustment compensation as of December 31, 2025 and 2024, respectively.
[3]	Includes other provisions of ~~W~~ 333,002 million related to ELS, LTV penalties and others as of December 31, 2025, and such amount may change in the future.

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

23. Net Defined Benefit Liabilities (Assets)

23.1 Defined Benefit Plan

The Bank operates defined benefit plans which have the following characteristics:

- The Bank has the obligation to pay the agreed benefits to all its current and former employees.

- The Bank assumes actuarial risk (that benefits will cost more than expected) and investment risk.

The net defined benefit liabilities (assets) recognized in the statements of financial position are calculated in accordance with an actuarial valuation method using assumptions based on market data and historical data such as discount rate, future salary increase rate, and mortality. Actuarial assumptions may differ from actual results due to changes in the market conditions, economic trends, and mortality trends.

23.2 Changes in net defined benefit liabilities (assets) for the years ended December 31, 2025 and 2024, are as follows:

	2025
(In millions of Korean won)	Present value of defined benefit obligation	Fair value of plan assets	Net defined benefit liabilities(assets)
Beginning	1,753,019	(1,916,397)	(163,378)
Current service cost	144,841	—	144,841
Interest expense (income)	59,845	(65,917)	(6,072)
Remeasurements:
Actuarial gains and losses by experience adjustments	28,375	—	28,375
Actuarial gains and losses by changes in demographic assumptions	(1,290)	—	(1,290)
Actuarial gains and losses by changes in financial assumptions	(9,716)	—	(9,716)
Return on plan assets (excluding amounts included in interest income)	—	(38,403)	(38,403)
Contributions by the Bank	—	(180,000)	(180,000)
Payments from plans (benefit payments)	(174,927)	174,927	—
Payments from the Bank	(10,560)	—	(10,560)
Transfer in	10,135	(9,536)	599
Transfer out	(5,169)	5,169	—
Effect of exchange differences	(16)	—	(16)

Ending	1,794,537	(2,030,157)	(235,620)

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

23.2 Changes in net defined benefit liabilities (assets) for the years ended December 31, 2025 and 2024, are as follows: (cont’d)

	2024
(In millions of Korean won)	Present value of defined benefit obligation	Fair value of plan assets	Net defined benefit liabilities(assets)
Beginning	1,646,663	(1,874,793)	(228,130)
Current service cost	131,868	—	131,868
Interest expense (income)	65,500	(75,280)	(9,780)
Remeasurements:
Actuarial gains and losses by experience adjustments	(107)	—	(107)
Actuarial gains and losses by changes in demographic assumptions	—	—	—
Actuarial gains and losses by changes in financial assumptions	86,043	—	86,043
Return on plan assets (excluding amounts included in interest income)	—	(26,415)	(26,415)
Contributions by the Bank	—	(105,600)	(105,600)
Payments from plans (benefit payments)	(169,302)	169,302	—
Payments from the Bank	(11,607)	—	(11,607)
Transfer in	8,890	(8,557)	333
Transfer out	(4,946)	4,946	—
Effect of exchange differences	17	—	17

Ending	1,753,019	(1,916,397)	(163,378)

23.3 Details of net defined benefit liabilities (assets) as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	December 31, 2025	December 31, 2024
Present value of defined benefit obligation	1,794,537	1,753,019
Fair value of plan assets	(2,030,157)	(1,916,397)

Net defined benefit liabilities (assets)	(235,620)	(163,378)

23.4 Details of remeasurements of net defined benefit liabilities (asset) recognized in other comprehensive income (loss) for the years ended December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	2025	2024
Remeasurements:
Actuarial losses arising from experience adjustments	(28,375)	107
Actuarial losses arising from changes in demographic assumptions	1,290	—
Actuarial losses arising from changes in financial assumptions	9,716	(86,043)
Return on plan assets (excluding amounts included in interest income)	38,403	26,415
Income tax effect	(5,553)	15,714

Remeasurements after income tax expense	15,481	(43,807)

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

23.5 Details of fair value of plan assets as of December 31, 2025 and 2024, are as follows:

	December 31, 2025
(In millions of Korean won)	Assets quoted in an active market	Assets not quoted in an active market	Total
Time deposits and others	—	1,243,132	1,243,132
Others	—	787,025	787,025

	—	2,030,157	2,030,157

	December 31, 2024
(In millions of Korean won)	Assets quoted in an active market	Assets not quoted in an active market	Total
Time deposits and others	—	1,256,694	1,256,694
Others	—	659,703	659,703

	—	1,916,397	1,916,397

23.6 Details of significant actuarial assumptions used as of December 31, 2025 and 2024, are as follows:

	December 31, 2025	December 31, 2024
Discount rate (%)	4.00	3.60
Salary increase rate (%)	0.00~5.70	0.00~5.16
Turnover rate (%)	1.92~47.65	1.68~38.60

Mortality assumptions are based on the experience-based mortality table issued by Korea Insurance Development Institute in 2023.

23.7 Results of sensitivity analysis of significant actuarial assumptions as of December 31, 2024, are as follows:

Effect on defined benefit obligation
	Changes in assumptions	Increase in assumptions	Decrease in assumptions
Discount rate	0.5%p	A decrease of 3.16%	An increase of 3.37%
Salary increase rate	0.5%p	An increase of 3.32%	A decrease of 3.15%
Turnover rate	0.5%p	A decrease of 0.10%	An increase of 0.09%

The above sensitivity analysis is based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. The sensitivity of the defined benefit obligation to changes in significant actuarial assumptions is calculated using the same projected unit credit method used in calculating the defined benefit obligation recognized in the statement of financial position.

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

23.8 Expected maturity analysis of undiscounted pension benefit payments as of December 31, 2025, are as follows:

(In millions of Korean won)	Up to 1 year	1~2 years	2~5 years	5~10 years	Over 10 years	Total
Pension benefits	197,425	238,844	641,547	917,087	2,496,195	4,491,098

The weighted average duration of the defined benefit obligation is 6.84 and 7.06 years as of December 31, 2025 and 2024, respectively.

23.9 Reasonable estimation of expected contribution to plan assets for the next annual reporting period after December 31, 2025, is ~~W~~ 180,000 million.

24. Other Liabilities

Details of other liabilities as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	December 31, 2025	December 31, 2024
Other financial liabilities
Other payables	7,207,966	6,682,092
Prepaid card and debit card payables	11,250	6,896
Accrued expenses	4,347,013	4,574,194
Financial guarantee contracts liabilities	75,234	39,663
Deposits for letter of guarantees and others	256,364	500,600
Domestic exchange settlement credits	93,914	291,773
Foreign exchange settlement credits	266,024	268,139
Borrowings from other accounting businesses	18,849	4,404
Due to trust accounts	11,294,788	8,817,396
Liabilities incurred from agency relationships	765,269	794,661
Account for agency business	925,566	733,654
Lease liabilities	651,786	706,309
Others	57,555	39,151

	25,971,578	23,458,932

Other non-financial liabilities
Other payables	1,122,522	623,728
Unearned revenue	93,648	101,009
Accrued expenses	578,831	516,662
Withholding taxes	188,061	191,224
Others	59,512	44,502

	2,042,574	1,477,125

	28,014,152	24,936,057

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

25. Equity

25.1 Capital Stock

Details of capital stock as of December 31, 2025 and 2024, are as follows:

	Ordinary shares
(In millions of Korean won and in number of shares)	December 31, 2025	December 31, 2024
Type of share	Ordinary share	Ordinary share
Number of authorized shares	1,000,000,000	1,000,000,000
Par value per share (In Korean won)	5,000	5,000
Number of issued shares	404,379,116	404,379,116
Capital stock	2,021,896	2,021,896

25.2 Hybrid Security

Details of hybrid security classified as equity as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	Issuance date	Maturity*	Interest rate (%)	December 31, 2025	December 31, 2024
Hybrid Security	June 23, 2022	permanent	4.89	299,327	299,327
	February 27, 2023		4.67	409,085	409,085
	May 29, 2024		4.22	357,200	357,200

				1,065,612	1,065,612

*

Notwithstanding the perpetual bond, early redemption is available by the Bank only when prior approval from the head of the Financial Supervisory Service is obtained after 5 years from the issuance date.

25.3 Capital Surplus

Details of capital surplus as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	December 31, 2025	December 31, 2024
Paid-in capital in excess of par value	4,604,417	4,604,417
Gains on business combination	397,669	397,669
Revaluation reserve	177,229	177,229
Other capital surplus	(44,570)	(44,570)

	5,134,745	5,134,745

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

25.4 Accumulated Other Comprehensive Income

Details of accumulated other comprehensive income as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	December 31, 2025	December 31, 2024
Remeasurements of net defined benefit liabilities	(193,931)	(209,412)
Currency translation differences	7,129	5,005
Gains (losses) on debt securities measured at fair value through other comprehensive income	(752)	254,375
Gains (losses) on equity securities measured at fair value through other comprehensive income	449,795	372,368
Gains on cash flow hedging instruments	(972)	22,157

	261,269	444,493

25.5 Retained Earnings

25.5.1 Details of retained earnings as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	December 31, 2025	December 31, 2024
Legal reserves	2,054,612	2,050,574
Regulatory reserve for credit losses	2,373,255	2,401,691
Voluntary reserves	22,625,974	21,228,054
Unappropriated retained earnings	3,174,552	2,999,128

	30,228,393	28,679,447

With respect to the allocation of net profit earned in a fiscal term, the Bank must set aside in its legal reserve an amount equal to at least 10% of its profit after tax as reported in the financial statements, each time it pays dividends on its net profits earned until its legal reserve reaches the aggregate amount of its paid-in capital in accordance with Article 40 of the Banking Act. This reserve is not available for the payment of cash dividends, but may be transferred to capital stock, or used to reduce accumulated deficit. The Bank is reserving other reserves (legal reserves) in accordance with local laws and regulations of overseas branches.

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

25.5.2 Statement of appropriation of retained earnings (draft)

(Expected date of appropriation for 2025: March 25, 2026)

(Date of appropriation for 2024: March 25, 2025)

(In millions of Korean won)	2025	2024
Unappropriated retained earnings
Unappropriated retained earnings carried over from prior years	2	53
Interim dividend	(1,002,860)	—
Dividends on hybrid securities	(48,925)	(70,409)
Reclassification from AOCI to retained earnings due to sale of equity securities measured at fair value through other comprehensive income	2,319	(4,112)
Profit for the year	4,224,016	3,073,596

	3,174,552	2,999,128

Transfer from voluntary reserves and others
Revaluation gains on property and equipment	50,452	780
Regulatory reserve for credit losses	—	28,436

	50,452	29,216

Appropriation of retained earnings
Voluntary reserves	2,040,600	1,398,700
Regulatory reserve for credit losses	246,804	—
Cash dividends:	934,116	1,625,604
(Dividends (rate) per share: ~~W~~2,310 (46.20%) in 2025) (Dividends (rate) per share: ~~W~~4,020 (80.40%) in 2024)	934,116	1,625,604
Other reserves	3,461	4,038

	3,224,981	3,028,342

Unappropriated retained earnings to be carried forward	23	2

25.5.3 Regulatory reserve for credit losses

Measurement and disclosure of regulatory reserve for credit losses are required in accordance with Articles 29.1 through 29.2 of Regulations on Supervision of Banking Business.

25.5.3.1 Details of regulatory reserve for credit losses as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	December 31, 2025	December 31, 2024
Amount before appropriation	2,373,255	2,401,691
Amount estimated to be appropriated (reversed)	246,804	(28,436)

	2,620,059	2,373,255

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

25.5.3.2 Regulatory reserve for credit losses estimated to be appropriated (reversed) and adjusted profit after provision (reversal) of regulatory reserve for credit losses for the years ended December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	2025	2024
Regulatory reserve for credit losses estimated to be appropriated (reversed)	246,804	(28,436)
Adjusted profit after provision (reversal) of regulatory reserve for credit losses *	3,977,212	3,102,032

*

Adjusted profit after provision (reversal) of regulatory reserve for credit losses is not based on Korean IFRS. It is calculated by reflecting provision (reversal) of regulatory reserve for credit losses before tax to the net profit.

26. Net Interest Income

Details of interest income, interest expense, and net interest income for the years ended December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	2025	2024
Interest income
Securities measured at fair value through profit or loss	358,194	284,023
Loans measured at fair value through profit or loss	16,040	32,315
Securities measured at fair value through other comprehensive income	1,436,149	1,441,446
Loans measured at fair value through other comprehensive income	17,257	19,101
Due from financial institutions measured at amortized cost	187,639	218,562
Securities measured at amortized cost	1,021,776	1,156,727
Loans measured at amortized cost	16,555,181	17,946,899
Others	595,056	547,910

	20,187,292	21,646,983

Interest expense
Deposits	8,068,439	9,353,613
Borrowings	920,817	1,104,200
Debentures	1,071,549	1,191,570
Others	296,757	407,840

	10,357,562	12,057,223

Net interest income	9,829,730	9,589,760

Interest income recognized on impaired loans is ~~W~~ 45,094 million and ~~W~~ 36,542 million for the years ended December 31, 2025 and 2024, respectively.

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

27. Net Fee and Commission Income

Details of fee and commission income, fee and commission expense, and net fee and commission income for the years ended December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	2025	2024
Fee and commission income
Banking activity fees	209,229	197,544
Lending activity fees	69,199	80,690
Credit card related fees	151	197
Debit card related fees	957	775
Agent activity fees	329,274	299,707
Trust and other fiduciary fees	263,910	187,498
Acceptances and guarantees fees	92,373	91,027
Foreign currency related fees	141,634	139,192
Securities agency fees	137,271	101,010
Other business account commission on consignment	30,096	34,453
Others	359,911	390,583

	1,634,005	1,522,676

Fee and commission expense
Trading activity related fees *	15,537	16,709
Lending activity fees	51,040	43,446
Credit card related fees	44,352	43,227
Outsourcing related fees	89,758	93,413
Foreign currency related fees	24,128	29,182
Management fees of written-off loans	12,072	11,888
Contributions to external institutions	32,076	29,479
Others	138,765	135,852

	407,728	403,196

Net fee and commission income	1,226,277	1,119,480

*	Fees from financial instruments at fair value through profit or loss

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

28. Net Gains or Losses on Financial Instruments at Fair Value through Profit or Loss

Net gains or losses on financial instruments at fair value through profit or loss include dividend income, gains or losses arising from changes in fair value, and gains or losses arising from sales and redemptions.

Details of net gains or losses on financial instruments at fair value through profit or loss for the years ended December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	2025	2024
Gains on financial instruments at fair value through profit or loss
Financial assets at fair value through profit or loss:
Debt securities	868,718	995,667
Equity securities	47,927	36,103

	916,645	1,031,770

Derivatives held for trading:
Interest rate	3,547,867	3,915,964
Currency	9,203,391	17,178,768
Stock or stock index	50,024	5,611
Credit	3,941	208
Others	1,130	479

	12,806,353	21,101,030

Financial liabilities at fair value through profit or loss	—	185
Other financial instruments	477	523

	13,723,475	22,133,508

Losses on financial instruments at fair value through profit or loss
Financial assets at fair value through profit or loss:
Debt securities	1,088,623	196,688
Equity securities	4,608	653

	1,093,231	197,341

Derivatives held for trading:
Interest rate	2,826,279	3,957,344
Currency	8,794,459	17,169,578
Stock or stock index	8,341	77,923
Credit	4,940	1,757
Others	376	218

	11,634,395	21,206,820

Financial liabilities at fair value through profit or loss	4	511
Other financial instruments	1,550	693

	12,729,180	21,405,365

Net gains on financial instruments at fair value through profit or loss	994,295	728,143

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

29. Net Other Operating Income and Expenses

Details of other operating income and expenses for the years ended December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	2025	2024
Other operating income
Gains on financial assets at fair value through other comprehensive income:
Gains on redemption of securities measured at fair value through other comprehensive income	2,939	9,738
Gains on disposal of securities measured at fair value through other comprehensive income	125,568	78,103
Gains on financial assets at amortized cost:
Gains on sale of loans measured at amortized cost	18,786	54,362
Gains on foreign exchange transactions	3,834,516	3,815,798
Dividend income	23,656	6,440
Others	246,941	299,328

	4,252,406	4,263,769

Other operating expenses
Losses on financial assets at fair value through other comprehensive income:
Losses on redemption of securities measured at fair value through other comprehensive income	8	63
Losses on disposal of securities measured at fair value through other comprehensive income	12,602	34,824
Losses on financial assets at amortized cost:
Losses on sale of loans measured at amortized cost	239,437	61,144
Losses on foreign exchange transactions	3,810,072	4,159,633
Deposit insurance fee	592,453	560,950
Credit guarantee fund fee	414,448	362,233
Others	558,583	613,520

	5,627,603	5,792,367

Net other operating expenses	(1,375,197)	(1,528,598)

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

30. General and Administrative Expenses

30.1 Details of general and administrative expenses for the years ended December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	2025	2024
Expenses related to employee
Employee benefits - salaries	1,583,092	1,566,049
Employee benefits - welfare	600,091	620,670
Post-employment benefits - defined benefit plans	138,768	122,088
Post-employment benefits - defined contribution plans	17,453	16,232
Termination benefits	221,714	249,345
Share-based payments	58,347	52,198

	2,619,465	2,626,582

Depreciation and amortization	527,743	551,810

Other general and administrative expenses
Rental expense	64,736	61,497
Tax and dues	198,949	195,626
Communication	31,166	34,167
Electricity and utilities	30,159	30,268
Publication	4,132	4,445
Repairs and maintenance	10,972	10,680
Vehicle	4,367	4,629
Travel	4,631	6,489
Training	18,050	17,992
Service fees	133,832	137,422
Supplies	13,328	13,914
Electronic data processing expenses	253,084	235,046
Others	317,354	307,263

	1,084,760	1,059,438

	4,231,968	4,237,830

30.2 Share-based Payments

30.2.1 Stock grants

The Bank changed the scheme of share-based payments awarded to executives and employees from stock options to stock grants in November 2007. The stock grants award program is an incentive plan that sets, on grant date, the maximum number of shares that can be awarded. Actual shares to be granted is determined in accordance with achievement of pre-set performance targets over the vesting period.

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

30.2.1.1 Details of stock grants linked to long-term performance as of December 31, 2024, are as follows:

(In number of shares)
Stock grants	Grant date	Number of granted shares [1]	Vesting conditions [2]
Series 96	Jan. 1, 2024	220,113	Services fulfillment, TSR 100% Services fulfillment, TSR 30%, and EPS & Asset Quality 70%
Series 97	Feb. 1, 2024	2,045	Services fulfillment, TSR 0~30%, and Company and work performance 70~100%
Series 98	Apr. 22, 2024	2,962	Services fulfillment, TSR 0~30%, and Company and work performance 70~100%
Series 99	Jul. 05, 2024	4,929	Services fulfillment, TSR 0~30%, and Company and work performance 70~100%
Series 101	Aug. 24, 2024	4,453	Services fulfillment, TSR 0~30%, and Company and work performance 70~100%
Series 102	Jan. 1, 2025	179,314	Services fulfillment, TSR 0~30%, and Company and work performance 70~100% Services fulfillment, TSR 30%, EPS and Asset Quality 70%
Series 103	Jan. 9, 2025	4,633	Services fulfillment, TSR 0~30%, and Company and work performance 70~100%
Deferred grant in 2022	—	29,628	Satisfied
Deferred grant in 2023	—	93,891	Satisfied
Deferred grant in 2024	—	118,288	Satisfied

		660,256

[1]

Granted shares represent the total number of shares initially granted to executives and employees who have residual shares as of December 31, 2025 (Deferred grants are residual shares vested as of December 31, 2025).

[2]

Executives and employees were given the right of choice about the timing of the deferred payment (after the date of retirement), payment ratio, and payment period. Accordingly, a certain percentage of the granted shares is deferred for up to five years after the date of retirement after the deferred grant has been confirmed.

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

30.2.1.2 Details of stock grants linked to short-term performance as of December 31, 2025, are as follows:

(In number of shares)
Stock grants *	Grant date	Estimated number of vested shares	Vesting conditions
Stock granted in 2022	Jan. 1, 2022	54,211	Satisfied
Stock granted in 2023	Jan. 1, 2023	118,021	Satisfied
Stock granted in 2024	Jan. 1, 2024	97,412	Satisfied
Stock granted in 2025	Jan. 1, 2025	57,301	Proportional to the service period

*

Executives and employees were given the right of choice about the timing of the deferred payment (after the date of retirement), payment ratio, and payment period. Accordingly, a certain percentage of the granted shares is deferred for up to five years after the date of retirement after the deferred grant has been confirmed.

30.2.1.3 Stock grants are measured at fair value using the MonteCarlo simulation model and assumptions used in measuring the fair value as of December 31, 2025, are as follows:

(In Korean won)	Expected exercise period(years)	Risk-free rate (%)	Fair value (market performance condition)	Fair value (non- market performance condition)
Series 96	0.00~3.00	2.56	111,412~125,944	111,412~125,944
Series 97	0.00~4.00	2.56	107,266~120,094	107,266~120,094
Series 98	0.00~4.00	2.56	107,266~120,094	107,266~120,094
Series 99	0.00~4.00	2.56	105,560~118,184	107,266~120,094
Series 101	0.00~4.00	2.56	107,266~120,094	107,266~120,094
Series 102	0.00~4.00	2.56	88,430~110,006	99,417~120,094
Series 103	0.00~5.00	2.56	94,586~105,791	103,317~115,556
Grant deferred in 2022	0.00~2.00	2.56	—	115,556~125,944
Grant deferred in 2023	0.00~2.00	2.56	—	115,556~120,094
Grant deferred in 2024	0.00~2.00	2.56	—	115,556
Stock granted in 2022	0.00~2.00	2.56	—	114,461~125,944
Stock granted in 2023	0.00~1.00	2.56	—	62,951~125,944
Stock granted in 2024	0.00~3.00	2.56	—	80,206~125,944
Stock granted in 2025	1.00~6.00	2.56	—	99,417~120,094

The Bank uses the volatility of the stock price over the previous year as the expected volatility, and uses the arithmetic mean of the price-dividend ratio of one year before, two years before, and three years before the base year as the dividend yield and uses one-year risk-free rate of Korea Treasury Bond in order to measure the fair value.

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

30.2.1.4 The accrued expenses for share-based payments related to stock grants are ~~W~~ 107,774 million and ~~W~~ 84,817 million as of December 31, 2025 and 2024, respectively, and the compensation costs amounting to ~~W~~ 58,347 million and ~~W~~ 52,198 million were recognized for the years ended December 31, 2025 and 2024, respectively.

30.2.2 Mileage stock

30.2.2.1 Details of mileage stock as of December 31, 2025, are as follows:

(In number of shares)
Grant date	Number of granted shares [1]	Expected exercise period (years) [2]	Remaining shares
Stock granted in 2021
Jan. 15, 2021	28,156	0.00~0.04	8,439
Apr. 05, 2021	89	0.00~0.26	53
Jul. 1, 2021	54	0.00~0.50	18
Jul. 2, 2021	11	0.00~0.50	8
Jul. 27, 2021	70	0.00~0.57	25
Nov. 1, 2021	71	0.00~0.83	53
Nov. 16, 2021	53	0.00~0.87	3
Dec. 3, 2021	91	0.00~0.92	39
Dec. 6, 2021	87	0.00~0.93	25
Dec. 30, 2021	76	0.00~0.99	38
Stock granted in 2022
Jan. 14, 2022	20,909	0.00~1.04	9,025
Apr. 04, 2022	65	0.00~1.25	33
Apr. 19, 2022	33	0.00~1.30	20
Aug. 3, 2022	62	0.00~1.59	6
Aug. 9, 2022	80	0.00~1.60	17
Oct. 19, 2022	55	0.00~1.80	5
Nov. 1, 2022	177	0.00~1.83	52
Dec. 1, 2022	49	0.00~1.92	48
Dec. 6, 2022	88	0.00~1.93	8
Dec. 12, 2022	114	0.00~1.95	48
Dec. 15, 2022	42	0.00~1.95	23
Dec. 30, 2022	114	0.00~1.99	25

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

30.2.2.1 Details of mileage stock as of December 31, 2025, are as follows: (cont’d)

(In number of shares)
Grant date	Number of granted shares [1]	Expected exercise period (years) [2]	Remaining shares
Stock granted in 2023
Jan. 9, 2023	23,071	0.00~2.02	8,063
Jan. 14, 2023	742	0.00~2.04	313
Mar. 27, 2023	58	0.00~2.23	37
Mar. 31, 2023	97	0.00~2.24	39
May. 4, 2023	105	0.00~2.34	22
Jul. 3, 2023	63	0.00~2.50	21
Jul. 26, 2023	38	0.00~2.56	24
Jul. 31, 2023	220	0.00~2.58	62
Oct. 20, 2023	80	0.00~2.80	42
Nov. 1, 2023	78	0.00~2.83	39
Dec. 1, 2023	49	0.00~2.92	36
Dec. 13, 2023	115	0.00~2.95	29
Dec. 14, 2023	57	0.00~2.95	50
Dec. 27, 2023	19	0.00~2.99	14
Dec. 28, 2023	162	0.00~2.99	71
Dec. 29, 2023	95	0.00~2.99	76
Stock granted in 2024
Jan. 13, 2024	17,523	0.00~3.03	10,717
Jan. 31, 2024	297	0.00~3.08	215
Apr. 1, 2024	89	0.00~3.25	50
Jul. 1, 2024	38	0.00~3.50	38
Aug. 1, 2024	141	0.00~3.58	91
Sep. 2, 2024	14	0.00~3.67	8
Nov. 1, 2024	55	0.00~3.84	44
Dec. 4, 2024	26	0.00~3.93	26
Dec. 19, 2024	88	0.00~3.97	88
Dec. 30, 2024	73	0.00~4.00	72
Stock granted in 2025
Jan. 11, 2025	11,977	0.00~4.03	11,358
Feb. 6, 2025	162	0.00~4.10	162
Apr. 1, 2025	38	0.00~4.25	25
May. 9, 2025	13	0.00~4.35	13
Jul. 1, 2025	18	0.00~4.50	18
Nov. 3, 2025	26	0.00~4.84	26
Dec. 5, 2025	21	0.00~4.93	21
Dec. 26, 2025	68	0.00~4.99	68
Dec. 29, 2025	16	0.00~4.99	16

	106,278		50,005

[1]

Mileage stock is exercisable for four years after one year from the grant date at the closing price of the end of the previous month. However, mileage stock can be exercised at the closing price of the end of the previous month on the date of occurrence of retirement or transfer despite a one-year grace period.

[2]	Assessed based on the stock price as of December 31, 2025. These shares are vested immediately at grant date.

30.2.2.2 The accrued expenses for share-based payments related to mileage stock are ~~W~~ 6,236 million and ~~W~~ 5,067 million as of December 31, 2025 and 2024, respectively. The compensation costs amounting to ~~W~~ 3,276 million and ~~W~~ 3,183 million were recognized as expenses for the years ended December 31, 2025 and 2024, respectively

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

31. Net Non-Operating Income and Expenses

Details of non-operating income and expenses for the years ended December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	2025	2024
Non-operating income
Gains on disposal of property and equipment and assets held for sale	216,646	2,082
Rental income	34,945	33,567
Dividend income from subsidiaries and associates	4,171	9,363
Others	244,272	25,352

	500,034	70,364

Non-operating expenses
Losses on disposal of property and equipment and assets held for sale	854	3,994
Donation	132,452	117,515
Restoration costs	1,585	2,372
Others	406,840	1,051,349

	541,731	1,175,230

Net non-operating expenses	(41,697)	(1,104,866)

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

32. Income Tax Expense

32.1 Details of income tax expense for the years ended December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	2025	2024
Income tax payable
Current income tax expense	1,550,221	930,876
Adjustments of income tax of prior years recognized in current tax	(101,705)	(33,121)

	1,448,516	897,755

Changes in deferred income tax assets and liabilities*	(45,083)	144,675
Income tax expense of overseas branches	59,223	56,363
Income tax recognized directly in equity:
Net gains or losses on debt instruments at fair value through other comprehensive income	91,529	(75,008)
Remeasurements of net defined benefit liabilities	(5,553)	15,713
Net gains or losses on equity instruments at fair value through other comprehensive income	(37,045)	96,421
Gains or losses on cash flow hedging instruments	8,316	(409)

	57,247	36,717

Reclassification from AOCI to retained earnings due to sale of equity securities measured at fair value through other comprehensive income	(832)	1,475
Consolidated tax return effect	(83,770)	(61,573)

Income tax expense	1,435,301	1,075,412

*

Following the tax law amendment enacted at the end of 2025, the corporate tax rate was changed. Accordingly, deferred tax assets (liabilities) expected to be realized after 2026 have been measured using the 27.5% tax rate.

32.2 Analysis of the relationship between net profit before income tax expense and income tax expense for the years ended December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	2025	2024
Profit before income tax expense	5,659,317	4,149,007
Income tax at the applicable tax rate [1]	1,483,698	1,084,976
Non-taxable income	(17,394)	(19,518)
Non-deductible expenses	9,102	11,981
Tax credit and tax exemption	—	—
Temporary difference for which no deferred tax is recognized	32,454	64,654
Income tax refund for tax of prior years	(82,158)	(75,807)
Income tax expense of overseas branches	59,223	56,363
Effect of tax rate change [2]	13,602	—
Consolidated tax return effect	(83,770)	(61,573)
Others	20,544	14,336

Income tax expense	1,435,301	1,075,412

Income tax expense/Profit before income tax (%)	25.36	25.92

[1]

Applicable income tax rate for ~~W~~ 200 million and below is 9.9%, for over ~~W~~ 200 million to ~~W~~ 20 billion is 20.9%, for over ~~W~~ 20 billion to ~~W~~ 300 billion is 23.1% and for over ~~W~~ 300 billion is 26.4% for the year ended December 31, 2025 and 2024.

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

[2]

Following the tax law amendment enacted at the end of 2025, the corporate tax rate was changed. Accordingly, deferred tax assets (liabilities) expected to be realized after 2026 have been measured using the 27.5% tax rate.

32.3 Under the Pillar Two legislation, the Bank is required to pay top-up taxes for each jurisdiction in which its constituent entities operate, to the extent that the jurisdictional GloBE effective tax rate falls below the minimum rate of 15%.

32.4 Details of current tax liabilities (income tax payables) and current tax assets (income tax refund receivables) before offsetting as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	December 31, 2025	December 31, 2024
Tax payables after offsetting [1,2]	962,770	414,631
Adjustment on consolidated tax payable and others [3]	(83,770)	(61,573)
Consolidated tax return accounts payables [4]	(869,621)	(343,221)

Current tax payable	9,379	9,837

[1]

Current tax assets of ~~W~~ 325,722 million and ~~W~~ 288,692 million due to uncertain tax position and current tax assets of ~~W~~ 33,646 million and ~~W~~ 27,484 million for overseas branches were excluded, which do not qualify for offsetting as of December 31, 2025 and 2024, respectively.

[2]

Includes income tax payable of ~~W~~ 9,379 million and ~~W~~ 9,837 million under current tax liabilities, which are not to be offset against any income tax refund receivables, such as those of overseas branches as of December 31, 2025 and 2024, respectively.

[3]	Tax expense reduced due to the adoption of consolidated tax return was recognized as tax benefit.
[4]	The amount of income tax payable is reclassified as accounts payable, not to the tax authority, but to KB Financial Group Inc. due to the adoption of consolidated tax return.

33. Dividends

The annual dividends to the shareholder of the Bank for the year ended December 31, 2025, amounting to ~~W~~ 934,116 million (~~W~~ 2,310 per share) is to be proposed at the general shareholder’s meeting scheduled for March 25, 2026. The Bank’s financial statements as of and for the year ended December 31, 2025, do not reflect this dividend payable. Also, On October 29, 2025, the Board of Directors declared an interim dividend of ~~W~~ 1,002,860 million (~~W~~ 2,480 per share) which was paid in November 2025.

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

34. Accumulated Other Comprehensive Income (Loss)

Changes in accumulated other comprehensive income (loss) for the years ended December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	2025
	Beginning	Changes (excluding reclassifica- tion)	Reclassification to profit or loss	Tax effect	Transfer to retained earnings	Ending
Remeasurements of net defined benefit liabilities	(209,412)	21,034	—	(5,553)	—	(193,931)
Currency translation differences	5,005	2,124	—	—	—	7,129
Gains (losses) on debt securities measured at fair value through other comprehensive income	254,375	(225,275)	(121,381)	91,529	—	(752)
Gains (losses) on equity securities measured at fair value through other comprehensive income	372,368	117,623	—	(37,045)	(3,151)	449,795
Gains (losses) on cash flow hedging instruments	22,157	(31,445)	—	8,316	—	(972)

	444,493	(115,939)	(121,381)	57,247	(3,151)	261,269

(In millions of Korean won)	2024
	Beginning	Changes (excluding reclassification)	Reclassification to profit or loss	Tax effect	Transfer to retained earnings	Ending
Remeasurements of net defined benefit liabilities	(165,605)	(59,520)	—	15,713	—	(209,412)
Currency translation differences	255	4,750	—	—	—	5,005
Gains (losses) on debt securities measured at fair value through other comprehensive income	45,261	277,131	6,991	(75,008)	—	254,375
Gains (losses) on equity securities measured at fair value through other comprehensive income	641,179	(370,818)	—	96,421	5,586	372,368
Gains (losses) on cash flow hedging instruments	21,017	3,644	(2,095)	(409)	—	22,157

	542,107	(144,813)	4,896	36,717	5,586	444,493

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

35. Trust Accounts

35.1 Financial information of the trust accounts the Bank manages, as of and for the years ended December 31, 2025 and 2024, are as follows:

	Total assets		Operating revenues
(In millions of Korean won)	December 31, 2025	December 31, 2024	2025	2024
Consolidated	3,716,248	3,934,458	158,968	162,070
Unconsolidated (non-guaranteed)	107,786,066	96,358,706	3,290,097	5,314,933

	111,502,314	100,293,164	3,449,065	5,477,003

*

Financial information of the trust accounts has been prepared in accordance with the Statement of Korea Accounting Standard No.5004, Trust Accounts, and enforcement regulations of the Financial Investment Services under the Financial Investment Services and Capital Markets Act.

35.2 Significant receivables and payables related to the Bank’s trust accounts as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)		December 31, 2025
Trust Segment	Receivables
	Accrued trust fees	71,530
	Other accrued income	32,665

		104,195

	Payables
	Due to trust accounts	6,305,785
	Accrued interest on due to trust accounts	7,056
	Unearned fees on Trust Accounts	512
	Deposits	718,188
	Accrued interest on deposits	7,720

		7,039,261

Custody Segment	Receivables
	Accrued trust fees	11,021
	Payables
	Due to trust accounts	4,989,004
	Accrued interest on due to trust accounts	7,649

		4,996,653

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

35.2 Significant receivables and payables related to the Bank’s trust accounts as of December 31, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)		December 31, 2024
Trust Segment	Receivables
	Accrued trust fees	68,249
	Other accrued income	32,799

		101,048

	Payables
	Due to trust accounts	5,540,384
	Accrued interest on due to trust accounts	9,015
	Unearned fees on Trust Accounts	321
	Deposits	846,110
	Accrued interest on deposits	11,243

		6,407,073

Custody Segment	Receivables
	Accrued trust fees	9,616
	Payables
	Due to trust accounts	3,277,012
	Accrued interest on due to trust accounts	6,957

		3,283,969

35.3 Significant revenues and expenses related to the Bank’s trust accounts for the years ended December 31, 2025 and 2024, are as follows:

(In millions of Korean won)		2025	2024
Trust Segment	Revenues
	Fees and commissions from trust accounts	221,463	146,500
	Management fees and commissions from retirement pension	36,814	37,175
	Commissions from early termination in trust accounts	2	13

		258,279	183,688

	Expenses
	Interest expenses on due to trust accounts	133,717	180,849
	Interest expenses on deposits	45,410	51,147

		179,127	231,996

Custody Segment	Revenues
	Fees and commissions from trust accounts	42,446	40,998
	Expenses
	Interest expenses on due to trust accounts	85,508	103,238

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

35.4 Details of carrying amounts of the trust accounts for which the Bank guarantees payment of principal or payment of principal and fixed rate of return as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)		December 31, 2025	December 31, 2024
Trust accounts guaranteeing repayment of principal	Old age pension	1,192	1,200
	Personal pension	1,571,748	1,660,247
	Pension	2,026,766	2,151,564
	Retirement	8,197	8,118
	New personal pension	77,966	82,243
	New old age pension	2,689	2,677
	Retail	9,461	9,950
	Corporate	1,284	1,358
	Installment	11,998	12,412

		3,711,301	3,929,769

Trust accounts guaranteeing repayment of principal and fixed rate of return	Development money	4,868	4,610
	Unspecified monetary	79	79

		4,947	4,689

		3,716,248	3,934,458

*

Financial information of the trust accounts has been prepared in accordance with the Statement of Korea Accounting Standard 5004, Trust Accounts, and enforcement regulations of the Financial Investment Services under the Financial Investment Services and Capital Markets Act.

The Bank has no obligation to pay any amount in relation to the management results of the trust accounts in accordance with the guarantees of payment of principal or payment of principal and fixed rate of return as of December 31, 2025 and 2024.

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

36. Statements of Cash Flows

36.1 Details of cash and cash equivalents as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	December 31, 2025	December 31, 2024
Cash	1,866,444	1,769,414
Checks issued by other banks	134,454	124,366
Due from Bank of Korea	16,337,734	13,629,381
Due from other financial institutions	5,368,855	5,322,883

	23,707,487	20,846,044

Deduction:
Restricted due from financial institutions *	(1,022,997)	(970,593)
Due from financial institutions with original maturities over three months	(770)	(74,761)

	(1,023,767)	(1,045,354)

	22,683,720	19,800,690

*	Items that meet the definition of cash are excluded in accordance with Korean IFRS No.1007 Statement of Cash Flows.

Items	that meet the definition of cash in restricted due from financial institutions as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)		Financial institutions	December 31, 2025	December 31, 2024
Due from financial institutions in Korean won	Due from Bank of Korea	Bank of Korea	13,939,438	11,635,481
Due from financial institutions in foreign currencies	Due from banks in foreign currencies	Bank of Korea	2,398,296	1,993,900
		Monetary Authority of Singapore and others	7,758	7,619

			16,345,492	13,637,000

36.2 Significant non-cash transactions for the years ended December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	2025	2024
Write-offs of loans	961,133	620,441
Changes in accumulated other comprehensive income from valuation of debt securities measured at fair value through other comprehensive income	(255,127)	209,114
Changes in accumulated other comprehensive income from valuation of equity securities measured at fair value through other comprehensive income	77,427	(268,811)

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

36.3 Cash inflows and outflows from income tax, interest, and dividends for the years ended December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	Activities	2025	2024
Income tax paid	Operating	916,069	750,149
Interest received	Operating	20,413,960	21,830,870
Interest paid	Operating	10,406,064	11,851,880
Dividends received	Operating	327,291	262,852
Dividends paid	Financing	2,628,464	1,467,896
Interest (dividends) paid on hybrid securities	Financing	48,925	70,409

36.4 Changes in liabilities arising from financing activities for the years ended December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	2025
	Derivatives held for hedging *	Borrowings	Debentures	Due to trust accounts	Lease liabilities	Deposits for letter of guarantees	Total
Beginning	(29,928)	30,674,711	33,400,288	8,817,396	706,309	500,600	74,069,376
Cash flow	(47,407)	933,360	590,205	2,477,392	(236,701)	(244,196)	3,472,653
New lease and termination	—	—	—	—	162,054	—	162,054
Exchange differences	—	(191,163)	222,579	—	—	—	31,416
Changes in fair values	8,263	—	31,924	—	—	—	40,187
Other changes from non-cash transactions	(154)	(234,136)	80,948	—	20,124	(40)	(133,258)

Ending	(69,226)	31,182,772	34,325,944	11,294,788	651,786	256,364	77,642,428

(In millions of Korean won)	2024
	Derivatives held for hedging *	Borrowings	Debentures	Due to trust accounts	Lease liabilities	Deposits for letter of guarantees	Total
Beginning	3,663	33,023,146	30,058,233	8,711,276	316,901	523,597	72,636,816
Cash flow	(16,790)	(5,311,971)	2,061,928	106,120	(202,247)	(24,241)	(3,387,201)
New lease and termination	—	—	—	—	557,504	—	557,504
Exchange differences	—	1,059,360	1,207,179	—	—	—	2,266,539
Changes in fair values	(5,024)	—	36,950	—	—	—	31,926
Other changes from non-cash transactions	(11,777)	1,904,176	35,998	—	34,151	1,244	1,963,792

Ending	(29,928)	30,674,711	33,400,288	8,817,396	706,309	500,600	74,069,376

*	Derivatives held for hedging purposes are the net amount after offsetting liabilities and assets.

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

37. Contingent Liabilities and Commitments

37.1 Details of acceptances and guarantees as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	December 31, 2025	December 31, 2024
Confirmed acceptances and guarantees
Confirmed acceptances and guarantees in Korean won:
Acceptances and guarantees for KB purchasing loan	110,728	152,129
Refund guarantees	—	160
Others	1,028,783	900,077

	1,139,511	1,052,366

Confirmed acceptances and guarantees in foreign currencies:
Acceptances of letter of credit	215,808	331,423
Letter of guarantees	76,496	45,274
Bid bond	2,253	12,782
Performance bond	2,039,296	1,927,572
Refund guarantees	3,277,694	4,644,429
Others	5,721,813	5,746,352

	11,333,360	12,707,832

Financial guarantee contracts:
Acceptances and guarantees for mortgage	19,673	20,790
Overseas debt guarantees	685,320	851,923
International financing guarantees in foreign currencies	1,138,481	842,838
Other financial guarantee contracts in Korean won	263,823	—

	2,107,297	1,715,551

	14,580,168	15,475,749

Unconfirmed acceptances and guarantees
Guarantees of letter of credit	2,518,185	2,250,105
Refund guarantees	1,427,424	1,373,649

	3,945,609	3,623,754

	18,525,777	19,099,503

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

37.2 Credit qualities of acceptances and guarantees as of December 31, 2025 and 2024, are as follows:

	December 31, 2025
	12-month expected credit losses	Lifetime expected credit losses		Total
(In millions of Korean won)		Non-impaired	Impaired
Confirmed acceptances and guarantees *
Grade 1	11,693,309	201,686	—	11,894,995
Grade 2	2,576,515	23,453	—	2,599,968
Grade 3	35,664	16,615	180	52,459
Grade 4	10,207	5,410	503	16,120
Grade 5	—	3,674	12,952	16,626

	14,315,695	250,838	13,635	14,580,168

Unconfirmed acceptances and guarantees *
Grade 1	3,496,081	4,180	—	3,500,261
Grade 2	398,255	20,047	—	418,302
Grade 3	4,526	12,319	—	16,845
Grade 4	794	7,809	20	8,623
Grade 5	—	404	1,174	1,578

	3,899,656	44,759	1,194	3,945,609

	18,215,351	295,597	14,829	18,525,777

	December 31, 2024
	12-month expected credit losses	Lifetime expected credit losses		Total
(In millions of Korean won)		Non-impaired	Impaired
Confirmed acceptances and guarantees *
Grade 1	12,545,291	—	—	12,545,291
Grade 2	2,811,917	23,840	—	2,835,757
Grade 3	49,707	16,147	—	65,854
Grade 4	8,291	2,975	457	11,723
Grade 5	—	230	16,894	17,124

	15,415,206	43,192	17,351	15,475,749

Unconfirmed acceptances and guarantees *
Grade 1	2,271,879	2,441	—	2,274,320
Grade 2	1,298,724	15,349	—	1,314,073
Grade 3	13,982	14,781	—	28,763
Grade 4	1,171	2,652	21	3,844
Grade 5	—	175	2,579	2,754

	3,585,756	35,398	2,600	3,623,754

	19,000,962	78,590	19,951	19,099,503

*	Applied same criteria as the credit qualities classification of loans.

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

37.3 Classifications of acceptances and guarantees by counterparty as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	December 31, 2025
	Confirmed guarantees	Unconfirmed guarantees	Total	Proportion (%)
Large companies	13,348,401	3,026,186	16,374,587	88.39
Small and medium-sized companies	1,120,617	359,747	1,480,364	7.99
Public sector and others	111,150	559,676	670,826	3.62

	14,580,168	3,945,609	18,525,777	100.00

(In millions of Korean won)	December 31, 2024
	Confirmed guarantees	Unconfirmed guarantees	Total	Proportion (%)
Large companies	14,264,221	2,963,939	17,228,160	90.21
Small and medium-sized companies	1,136,168	413,530	1,549,698	8.11
Public sector and others	75,360	246,285	321,645	1.68

	15,475,749	3,623,754	19,099,503	100.00

37.4 Classifications of acceptances and guarantees by industry as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	December 31, 2025
	Confirmed guarantees	Unconfirmed guarantees	Total	Proportion (%)
Financial institutions	3,334,182	1,917	3,336,099	18.01
Manufacturing	7,579,533	2,776,999	10,356,532	55.90
Service	983,236	92,110	1,075,346	5.80
Wholesale and retail	2,012,749	573,783	2,586,532	13.96
Construction	298,186	28,042	326,228	1.76
Public sector	25,037	362,831	387,868	2.09
Others	347,245	109,927	457,172	2.48

	14,580,168	3,945,609	18,525,777	100.00

(In millions of Korean won)	December 31, 2024
	Confirmed guarantees	Unconfirmed guarantees	Total	Proportion (%)
Financial institutions	3,430,124	1,244	3,431,368	17.97
Manufacturing	8,085,768	2,699,855	10,785,623	56.47
Service	926,283	48,709	974,992	5.10
Wholesale and retail	2,334,890	594,407	2,929,297	15.34
Construction	313,355	73,389	386,744	2.02
Public sector	24,929	101,456	126,385	0.66
Others	360,400	104,694	465,094	2.44

	15,475,749	3,623,754	19,099,503	100.00

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

37.5 Details of commitments as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	December 31, 2025	December 31, 2024
Commitments
Corporate loan commitments	54,354,767	56,682,423
Retail loan commitments	58,159,946	58,832,301
Other commitments in Korean won	1,700,000	1,700,000
Purchase of other securities	5,213,875	5,331,933

	119,428,588	122,546,657

Financial guarantee contracts
Credit line	2,812,976	3,790,836
Purchase of securities	2,933,900	1,304,200

	5,746,876	5,095,036

	125,175,464	127,641,693

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

37.6 Other Matters (including litigation)

37.6.1 The Bank has 31 pending lawsuits as a plaintiff (excluding simple lawsuits related to the collection or management of loans), with aggregate claims amount of ~~W~~ 128,301 million, and has 154 pending lawsuits as a defendant (excluding simple lawsuits related to the collection or management of loans), with aggregate claims amount of ~~W~~ 438,226 million. Details of pending lawsuits in which the Bank is a defendant as of December 31, 2025, are as follows:

(In number of cases, in millions of Korean won)

Lawsuits	Amount	Description of the lawsuits	Status of the lawsuits
Request for return of redemption amount	60,281

The Bank invested the assets entrusted by OO Asset Management and OO Investment Trust Management in the Fairfield Sentry Limited (the Fairfield Sentry Limited reinvested the assets in Bernard L. Madoff Investment Securities LLC managed by Bernard Madoff) and subsequently redeemed them and returned the proceeds to the beneficiaries. Following the occurrence of Ponzi scheme-related losses, Bernard L. Madoff Investment Securities LLC is undergoing a liquidation process.

The bankruptcy trustee of Bernard L. Madoff Investment Securities LLC filed a lawsuit against the Bank, seeking the return of the redemption proceeds received by the Bank through Fairfield Sentry Limited.

Application for dismissal by the defendant has been denied, and further proceedings are scheduled. [Related litigation is in progress at the New York Southern District Federal Bankruptcy Court (10-3777) at the written complaint review stage]

The financial impact on the bank is not significant due to the possibility of winning the case.

Return of unjust enrichment	156,755

MTS Bank, which was transacting through correspondent accounts with the Bank, was listed on the OFAC (Office of Foreign Assets Control of the U.S. Department of the Treasury) SDN (Specially Designated Nationals) List. Consequently, the Bank has frozen the foreign currency accounts held under the name of MTS Bank.

Subsequently, MTS Bank filed a lawsuit with the Moscow City Commercial Court seeking the restitution of account balances.

Responding to local court trial schedule (Following the first-instance judgment against the bank on December 2, 2025, currently responding in the appellate proceedings)

Due to compliance with U.S. OFAC regulations, it is difficult to easily predict the likelihood of winning the lawsuit proceeding in the Russian court.

However, the claim amount can be covered by the balance in the plaintiff’s account, and the bank is expected to experience a financial impact equivalent to the delayed interest.

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

37.6.2 On April 7, 2023, the Bank entered into a new share subscription agreement with STIC Eugene Star Holdings Inc.(hereinafter referred to as “STIC”), under which STIC will acquire 31,900,000,000 shares at a price of IDR 3.19 trillion, which the Bank’s subsidiary, PT Bank KB Indonesia Tbk., issued. As a result of the agreement, the bank will hold a call option to purchase the shares held by the STIC, starting from 2 years and 6 months after the date of acquisition, for a period of 6 months. If the Bank does not exercise the call option during the designated period, STIC will have the right to sell the acquired shares back to the Bank, also known as holding a put option right, within 1 year after the expiration of the call option period.

37.6.3 As of the end of 2025, a total of five lawsuits related to the wage peak system are pending in court, amounting to ~~W~~ 12,175 million. The timing and amount of potential outflows of resources cannot be predicted.

37.6.4 The Bank is currently under investigation by the Fair Trade Commission regarding potential collusive conduct among financial institutions, and the outcome of the investigation cannot be predicted at this time.

37.6.5 A regular inspection of the Bank’s overall operations was conducted by the Financial Supervisory Service from August 22, 2024 to November 1, 2024. The results of the inspection and any required actions will be communicated in due course.

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

38. Subsidiaries

38.1 Details of subsidiaries as of December 31, 2025, are as follows:

Investor	Investee	Ownership (%)	Location	Industry
Kookmin Bank	Kookmin Bank (China) Ltd.	100.00	China	Banking and foreign exchange transaction
Kookmin Bank	KB Microfinance Myanmar Co., Ltd.	100.00	Myanmar	Microfinance services
Kookmin Bank	KB BANK MYANMAR LTD	100.00	Myanmar	Banking and foreign exchange transaction
Kookmin Bank	KB PRASAC BANK PLC.	100.00	Cambodia	Banking and foreign exchange transaction
Kookmin Bank	PT Bank KB Indonesia Tbk. [3]	66.88	Indonesia	Banking and foreign exchange transaction
PT Bank KB Indonesia Tbk. [3]	PT Bank Syariah Bukopin	95.92	Indonesia	Banking
PT Bank KB Indonesia Tbk. [3]	PT Bukopin Finance [4]	99.24	Indonesia	Installment financing
Kookmin Bank	KB FUND PARTNERS Co., Ltd.	100.00	Korea	Other financial services
Kookmin Bank	Personal pension trust and 10 others [1]	—	Korea	Trust
Kookmin Bank	KB DTower 1st L.L.C. and 28 others [2]	—	Korea	Asset-backed securitization and others
Kookmin Bank	IDMB UNITED PTE.LTD. and 2 others [2]	—	Singapore	Asset-backed securitization and others
Kookmin Bank	AIP US Red Private Real Estate Trust No.10 [2]	99.97	Korea	Investment trust
Kookmin Bank	KB RISE KTB 3Y Futures Inverse ETF (Debt-Derivative) [2]	92.63	Korea	Investment trust
Kookmin Bank	KB Core Blind Private Real Estate Fund No.1 [2]	90.09	Korea	Investment trust
Kookmin Bank	Samsung SRA Private Real Estate Investment Trust No.28Dv(FoFs) [2]	99.50	Korea	Investment trust
Kookmin Bank	KB Global Private Real Estate Fund No.10v(FoFs) [2]	99.84	Korea	Investment trust
Kookmin Bank	KTB Global CREDebt Private Investment Trust No.52 (USD) [2]	99.44	Korea	Investment trust
Kookmin Bank	Hyundai Invest KKR Europe Real Estate No.1-3 (EUR) [2]	99.32	Korea	Investment trust
Kookmin Bank	Vestas Private Real Estate Investment Trust No.69-3(USD) (FoFs) [2]	99.53	Korea	Investment trust
Kookmin Bank	SHINHAN ASP PCF II Private Investment Trust No.2 (USD) [2]	99.75	Korea	Investment trust
Kookmin Bank	Vestas Europe Logistics General Private Real Estate Investment Trust No.73-1 [2]	97.40	Korea	Investment trust

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

38.1 Details of subsidiaries as of December 31, 2025 are as follows: (cont’d)

Investor	Investee	Ownership (%)	Location	Industry
Kookmin Bank	Vestas Europe Logistics General Private Real Estate Investment Trust No.73-2 [2]	97.40	Korea	Investment trust
Kookmin Bank	KB RISE KTB 10Y Futures Inverse ETF [2]	93.75	Korea	Investment trust
Kookmin Bank	SHINHAN AIM Private Real Estate Investment Trust No.26-C(USD) [2]	99.98	Korea	Investment trust
Kookmin Bank	IGIS HSBC UK Senior Direct Credit Private Investment Trust No.465-1 [2]	99.01	Korea	Investment trust
Kookmin Bank	Mirae Asset ESG Infra Private Investment Trust 1 [2]	95.24	Korea	Investment trust
Kookmin Bank	KB NA Sound Point Private Special Asset Fund 2(USD) [2]	99.96	Korea	Investment trust
Kookmin Bank	KB Global Private Real Estate Fund No.35(USD)(FoFs) [2]	99.01	Korea	Investment trust
Kookmin Bank	PineStreet Global Private Investment Trust 28-2 [2]	99.01	Korea	Investment trust
Kookmin Bank	KB Leaders Private Securities Fund 44(Bond-Derivatives) [2]	99.50	Korea	Investment trust
Kookmin Bank	Samsung Total Strategy Fixed Income Private Investment Trust 1(Bond-Derivatives) [2]	99.98	Korea	Investment trust
Kookmin Bank	NH-Amundi Private Securities Investment Trust 51[Bond-Derivatives] [2]	99.99	Korea	Investment trust
Kookmin Bank	Mirae Asset Signature Privately Placed Investment Trust 6 [2]	99.67	Korea	Investment trust
Kookmin Bank	Shinhan Institutional Discretionary Private Security Investment Trust No.4[Bond-Derivative] [2]	99.50	Korea	Investment trust
Kookmin Bank	Kiwoom Frontier Private Securities Fund 36(Bond-Derivatives) [2]	99.67	Korea	Investment trust
Kookmin Bank	KODEX KTB 10Y Futures Inverse ETF(Debt-Derivative) [2]	85.51	Korea	Investment trust
Kookmin Bank	KB Infra Development PrivateSpecial Asset Fund(SOC) [2]	97.56	Korea	Investment trust
Kookmin Bank	DB Mighty 26-09 Special Bond Active ETF [2]	56.04	Korea	Investment trust
Kookmin Bank	KB RISE KTB ETF(Bond) [2]	70.65	Korea	Investment trust
Kookmin Bank	KB RISE KTB 3Y Futures ETF(Debt-Derivative) [2]	81.65	Korea	Investment trust
Kookmin Bank	SAMSUNG KODEX 3Y F-KTB inverse ETF (Debt-Derivative) [2]	85.71	Korea	Investment trust
Kookmin Bank	Hana 1Q Mid-Short Term Credit Bond (A- or Higher) Active ETF(Bond) [2]	58.24	Korea	Investment trust

[1]

The Bank controls the trust because it has power to determine the management performance of the trust and is exposed to variable returns that absorb losses through the guarantees of payment of principal, or payment of principal and fixed rate of return.

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

[2]	The Bank controls these investees because it is significantly exposed to variable returns from the investees’ performance and has the ability to affect those returns through its power.
[3]	During the year ended December 31, 2025, PT Bank KB Bukopin Tbk. changed its corporate name to PT Bank KB Indonesia Tbk.
[4]	The investee was classified as a disposal group held for sale as of December 31, 2025.

The Bank holds more than half of the ownership interests of Koreit BN Private Equity Fund and seventeen other investment trusts but does not have the power over relevant activities in accordance with agreements with trust and other shareholders, therefore these entities are not consolidated.

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

38.2 The condensed financial information of major subsidiaries as of and for the years ended December 31, 2025 and 2024, are as follows:

	December 31, 2025			2025
(In millions of Korean won)	Assets	Liabilities	Equity	Operating revenue	Profit (loss) for the year [1]	Profit (loss) attributable to shareholders of the Parent Company
Kookmin Bank (China) Ltd.	4,469,120	3,815,915	653,205	219,608	26,011	26,011
KB Microfinance Myanmar Co., Ltd.	18,529	7,569	10,960	5,282	1,022	1,022
KB BANK MYANMAR LTD	314,335	17,740	296,595	12,516	5,491	5,491
KB PRASAC BANK PLC.	8,119,024	6,314,496	1,804,528	1,654,650	152,074	152,074
Financial status of KB Indonesia-related subsidiaries
PT Bank KB Indonesia Tbk	7,356,609	6,945,012	411,597	843,173	(102,877)	(68,325)
IDMB UNITED PTE.LTD. [2]	202,605	271,212	(68,607)	11,174	(12,833)	(6,795)
SMMK PTE.LTD. [2]	112,432	232,698	(120,266)	3,698	(11,089)	(29,454)
TLDC PTE.LTD. [2]	131,002	158,160	(27,158)	2,515	(21,591)	(16,467)
KB FUND PARTNERS Co., Ltd.	32,350	6,582	25,768	28,453	6,369	6,369
Personal pension trust and 10 others	3,708,186	3,590,927	117,259	153,754	(3,038)	(3,038)

	December 31, 2024			2024
(In millions of Korean won)	Assets	Liabilities	Equity	Operating revenue	Profit (loss) for the year [1]	Profit (loss) attributable to shareholders of the Parent Company
Kookmin Bank (China) Ltd.	4,316,008	3,690,496	625,512	195,087	22,999	22,999
KB Microfinance Myanmar Co., Ltd.	19,235	8,994	10,241	4,127	(2,486)	(2,486)
KB BANK MYANMAR LTD	318,276	20,088	298,188	12,319	5,224	5,224
KB PRASAC BANK PLC.	8,297,865	6,606,415	1,691,450	1,227,612	131,927	131,927
Financial status of KB Indonesia-related subsidiaries
PT Bank KB Indonesia Tbk	7,222,025	6,936,237	285,788	523,058	(360,617)	(240,968)
IDMB UNITED PTE.LTD. [2]	218,256	277,734	(59,478)	6,981	(18,291)	(29,773)
SMMK PTE.LTD. [2]	117,457	233,753	(116,296)	2,664	(21,176)	(23,870)
TLDC PTE.LTD. [2]	157,390	163,579	(6,189)	447	(5,857)	(10,973)
KB FUND PARTNERS Co., Ltd.	26,047	5,295	20,752	14,937	1,934	1,934
Personal pension trust and 10 others	3,938,698	3,818,400	120,298	188,851	7,746	7,746

[1]	Includes profit (loss) attributable to non-controlling interests.
[2]

These SPCs are established for the purpose of selling non-performing loans of PT Bank KB Indonesia Tbk. Classified as a subsidiary of KB Kookmin Bank, not a subsidiary of PT Bank KB Indonesia Tbk., the gains and losses on the transfer and sale of loans between PT Bank KB Indonesia Tbk. and SPC were removed from the consolidation process of KB Kookmin Bank.

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

38.3 The Characteristics of Risks Associated with Consolidated Structured Entities

The terms of contractual arrangements to provide financial support to consolidated structured entities are as follows:

38.3.1 The Bank has provided capital commitments to consolidated investment funds.

	December 31, 2025
(In millions of Korean won)	Capital commitments	Unused amount
KTB Global CREDebt Private Investment Trust No.52(USD)	71,745	2,090
Hyundai Invest KKR Europe Real Estate No.1-3(EUR)	67,429	5,392
Vestas Private Real Estate Investment Trust No.69-3(USD)(FoFs)	91,834	6,599
SHINHAN AIM Private Real Estate Investment Trust No.26-C(USD)	93,269	35,262
Mirae Asset ESG Infra Private Investment Trust 1	20,000	12,085
KB NA Sound Point Private Special Asset Fund 2(USD)	28,698	9,486
KB Global Private Real Estate Debt Fund No.35(USD)(FoFs)	28,698	18,439
PineStreet Global Private Investment Trust 28-2	28,698	14,323
KB Infra Development PrivateSpecial Asset Fund(SOC)	20,000	15,434

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

38.3.2 The Bank has provided purchase commitments and credit lines to consolidated structured entities. The purchase commitment guarantees that the Bank will purchase and pay any remaining commercial paper securities issued by consolidated structured entities. The credit line agreement requires the Bank to provide loans under certain conditions if there is a reason for suspension of issuance of commercial paper securities or if consolidated structured entities become insolvent due to other reasons.

(In millions of Korean won)	December 31, 2025
KB Liiv DS 1st L.L.C.	50,193
Liiv H 3rd Co., Ltd.	40,300
LEP 2nd Co., Ltd.	70,000
LOG the 3rd L.L.C.	24,300
KB Glass 1st Inc	20,149
KB THE FIRST 1ST INC.	65,000
KB DTower 1st L.L.C.	50,095
KB Liiv H 1st L.L.C.	30,300
KB Liiv L 1st Co., Ltd.	50,292
KB VALUE 1ST INC.	96,900
KB Signature 1st Co., ltd.	100,300
KB Icon The 1st Ltd.	49,912
KB SI 1st INC.	30,130
KB A&T 1ST INC.	20,200
KB HR 1ST LLC.	25,181
KB HL INC.	52,424
KB HY INC.	30,158
KB H housing 1st LLC	30,000
KB YONGSAN 1ST INC.	100,000
KB Eagles 3rd Co., Ltd.	50,394
KB Eagles 2nd Co., Ltd.	50,396
KB Eagles 1st Co., Ltd.	30,300
KB EAST 1ST INC.	10,047
KB ESG 1st Co., ltd.	35,000
KB Chemical 1st Co., Ltd	50,700
KB Tech Won The 1st Ltd.	60,200
KB Harim 1st L.L.C.	25,200
IDMB UNITED PTE.LTD.	294,155
SMMK PTE.LTD.	298,459
TLDC PTE.LTD.	193,712

38.3.3 The Bank has provided the guarantees of payment of principal, or principal and fixed rate of return in case the operating results of the trusts are less than the guaranteed principal, or principal and fixed rate of return.

38.4 Changes in Subsidiaries

KB HL INC. and 29 other subsidiaries were newly included in the scope of consolidation, KB one West 1st Co., Ltd and 16 other subsidiaries were excluded from the scope of consolidation for the year ended December 31, 2025.

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

39. Leases

39.1 The Bank as a Lessee

39.1.1 Amounts recognized in the statements of financial position related to leases as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	December 31, 2025	December 31, 2024
Right-of-use property and equipment: *
Real estate	616,092	701,487
Vehicles	7,855	8,743
Others	854	2,048

	624,801	712,278

Right-of-use intangible assets *	—	588

	624,801	712,866

Lease liabilities *	651,786	706,309

*	Included in property and equipment, intangible assets, and other liabilities.

39.1.2 Amounts recognized in the statements of comprehensive income related to leases for the years ended December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	2025	2024
Depreciation and amortization of right-of-use assets:
Real estate	255,682	239,942
Vehicles	11,215	11,314
Others	1,646	1,044
Intangible asset	588	1,007

	269,131	253,307

Interest expenses on the lease liabilities	21,567	28,384
Expense relating to short-term lease	1,595	1,870
Expense relating to lease of low-value assets that are not short-term lease	1,606	2,034

Total lease cash outflows for the years ended December 31, 2025 and 2024 are \ 238,799 million and \ 200,050 million, respectively.

39.2 The Bank as an Operating Lessor

The future minimum lease payments to be received from the non-cancellable lease contracts as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	December 31, 2025	December 31, 2024
Up to 1 year	15,855	13,422
1-5 years	24,545	13,511
Over 5 years	13,093	1,403

	53,493	28,336

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

40. Related Party Transactions

According to Korean IFRS No.1024, the Bank includes the Parent, subsidiaries, the Parent’s subsidiaries, associates, associates of the Parent’s subsidiaries, associates of the Parent, key management personnel (including family members), and post-employment benefit plans of the Bank and its related party companies in the scope of related parties. The Bank discloses balances (receivables and payables) and other amounts arising from transactions with related parties in the notes to the financial statements. Refer to Note 13 for details of investments in associates.

Key management personnel include the executives of the Parent Company and the executives (managing director and above) of the Bank, and companies where the executives and/or their close family members have control or joint control.

40.1 Details of significant profit or loss arising from transactions with related parties for the years ended December 31, 2025 and 2024, are as follows:

(In millions of Korean won)		2025	2024
Parent
KB Financial Group Inc.	Fee and commission income	10,124	9,993
	Other operating income	35	32
	Other non-operating income	2,474	2,905
	Interest expense	11,916	10,816
	Other operating expenses	7	4
	General and administrative expenses	1,184	1,327
Subsidiaries
Kookmin Bank (China) Ltd.	Interest income	16,267	43,023
	Fee and commission income	137	140
	Other non-operating income	48	—
KB Microfinance Myanmar Co., Ltd.	Fee and commission income	3	4
	Reversal of credit losses	19	—
	Other non-operating income	86	87
	Provision for credit losses	—	1
KB BANK MYANMAR LTD	Fee and commission income	9	5
	Other non-operating income	71	43
	Interest expense	8,386	5,350
KB PRASAC BANK PLC.	Interest income	37,449	55,683
	Fee and commission income	6,014	4,915
	Reversal of credit losses	564	204
	Other non-operating income	—	103
PT Bank KB Indonesia Tbk.	Interest income	33,127	79,545
	Fee and commission income	2,718	1,483
	Other operating income	11,266	—
	Reversal of credit losses	923	—
	Provision for credit losses	—	796
KB FUND PARTNERS Co., Ltd.	Fee and commission income	63	19
	Other non-operating income	2,064	409
	Interest expense	202	66
Trust	Fee and commission income	18,499	5,053
	Interest expense	8,199	23,205

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

40.1 Details of significant profit or loss arising from transactions with related parties for the years ended December 31, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)		2025	2024
KB Wise Star Private Real Estate Feeder Fund No.1*	Fee and commission income	—	6
Securitization SPE	Interest expense	1	1
Structured entity	Interest income	657	2,722
	Fee and commission income	12,846	14,457
	Gains on financial instruments at fair value through profit or loss	6,416	10,759
	Reversal of credit losses	2,435	1,233
	Interest expense	2	1
	Losses on financial instruments at fair value through profit or loss	7,627	8,029
	Provision for credit losses	44	54
KB Core Blind Private Real Estate Fund No.1	Interest income	—	236
	Fee and commission income	—	5
KB Global Private Real Estate Fund No.3(USD)*	Fee and commission income	—	1
KB Global Private Real Estate Fund No.10(FoFs)	Fee and commission income	—	3
Samsung SRA Private Real Estate Investment Trust No.28D(FoFs)	Fee and commission income	3	3
Vestas Private Real Estate Investment Trust No.69-3(USD)(FoFs)	Fee and commission income	—	2
IDMB UNITED PTE.LTD.	Fee and commission income	3,801	3,693
	Reversal of credit losses	11	—
	Provision for credit losses	—	42
SMMK PTE.LTD.	Interest income	—	32
	Fee and commission income	5,071	5,107
	Reversal of credit losses	11	—
	Provision for credit losses	—	42
TLDC PTE.LTD.	Interest income	—	95
	Fee and commission income	2,162	1,603
	Provision for credit losses	94	1,895
Mirae Asset ESG Infra Private Investment Trust 1	Fee and commission income	6	3
SAMSUNG KODEX 3Y F-KTB INVERSE ETF (Debt-Derivative)	Fee and commission income	1	—
	Interest expense	119	3
iM Asset General Private Securities Investment Trust No.55(Bond)*	Fee and commission income	2	—
KB Leaders Private Securities Fund 44(Bond-Derivatives)	Fee and commission income	2	—

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

40.1 Details of significant profit or loss arising from transactions with related parties for the years ended December 31, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)		2025	2024
Parent’s subsidiaries
KB Asset Management Co., Ltd.	Fee and commission income	393	1,101
	Gains on financial instruments at fair value through profit or loss	—	168
	Other non-operating income	5	5
	Interest expense	794	344
	Fee and commission expense	—	24
	General and administrative expenses	500	500
KB Real Estate Trust Co., Ltd.	Fee and commission income	276	290
	Other non-operating income	49	75
	Interest expense	4	515
	Fee and commission expense	7,421	7,177
	Other operating expenses	24	—
KB Investment Co., Ltd.	Fee and commission income	88	100
	Gains on financial instruments at fair value through profit or loss	1,043	—
	Other non-operating income	5	5
	Interest expense	1,060	1,571
KB Kookmin Card Co., Ltd.	Interest income	18,921	18,718
	Fee and commission income	126,521	125,922
	Gains on financial instruments at fair value through profit or loss	29,147	2,005
	Other operating income	438	—
	Other non-operating income	4,106	3,767
	Interest expense	4,088	3,693
	Fee and commission expense	27,871	28,110
	Losses on financial instruments at fair value through profit or loss	15,533	21,431
	Other operating expenses	257	—
	Provision for credit losses	145	181
	General and administrative expenses	99	92
KB Data System Co., Ltd.	Fee and commission income	3,913	3,391
	Other non-operating income	237	239
	Interest expense	226	338
	Other operating expenses	—	578
	General and administrative expenses	104,126	94,801
KB Savings Bank Co., Ltd.	Fee and commission income	441	442
	Other non-operating income	103	106
	Interest expense	19	22
	Fee and commission expense	4	4
	General and administrative expenses	20	2
KB Capital Co., Ltd.	Interest income	3,144	3,162
	Fee and commission income	5,310	4,661
	Gains on financial instruments at fair value through profit or loss	322	139
	Reversal of credit losses	28	104
	Other non-operating income	536	420
	Interest expense	214	325
	Fee and commission expense	124	127
	Losses on financial instruments at fair value through profit or loss	397	—
	Other operating expenses	(52)	—
	General and administrative expenses	140	117

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

40.1 Details of significant profit or loss arising from transactions with related parties for the years ended December 31, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)		2025	2024
KB Securities Co., Ltd.	Interest income	8,731	10,296
	Fee and commission income	28,348	28,576
	Gains on financial instruments at fair value through profit or loss	173,357	102,750
	Reversal of credit losses	—	220
	Other non-operating income	6,399	6,486
	Interest expense	5,637	8,294
	Fee and commission expense	1,961	1,880
	Losses on financial instruments at fair value through profit or loss	53,102	152,360
	Other operating expenses	(25)	263
	Provision for credit losses	9,535	—
	General and administrative expenses	3,995	3,885
KB Insurance Co., Ltd.	Interest income	6	6
	Fee and commission income	25,787	22,741
	Gains on financial instruments at fair value through profit or loss	198,631	257,080
	Reversal of credit losses	—	3
	Other non-operating income	2,661	2,614
	Interest expense	410	443
	Fee and commission expense	2,476	2,255
	Losses on financial instruments at fair value through profit or loss	51,839	17,208
	Other operating expenses	(213)	8
	Provision for credit losses	1	—
	Other non-operating expenses	—	14
	General and administrative expenses	14,826	14,451
KB Life Insurance Co., Ltd.	Interest income	1,603	1,309
	Fee and commission income	30,274	28,594
	Gains on financial instruments at fair value through profit or loss	24,061	48,369
	Reversal of credit losses	—	6
	Other non-operating income	496	522
	Interest expense	3,757	6,071
	Fee and commission expense	566	609
	Losses on financial instruments at fair value through profit or loss	6,313	—
	Other operating expenses	(13)	5
	Provision for credit losses	7	—
	General and administrative expenses	2,211	2,089
KB STAR REIT Co., Ltd.	Fee and commission income	—	59
	Gains on financial instruments at fair value through profit or loss	15,204	37,953
	Interest expense	394	784
	Losses on financial instruments at fair value through profit or loss	—	2,402
KB Hanbando BTL Private Special Asset Fund No.1	Fee and commission income	23	51

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

40.1 Details of significant profit or loss arising from transactions with related parties for the years ended December 31, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)		2025	2024
KB IDF Infra Private Special Asset Fund No.1	Fee and commission income	—	2
KB IDF Infra Private Special Asset Fund No.13	Fee and commission income	—	5
	Gains on financial instruments at fair value through profit or loss	786	8,482
	Losses on financial instruments at fair value through profit or loss	1,323	1,231
KB IDF Infra Note Private Special Asset Fund No.14	Fee and commission income	—	5
	Gains on financial instruments at fair value through profit or loss	1,606	9,818
	Losses on financial instruments at fair value through profit or loss	1,921	1,081
KB Muni bond Private Securities Fund No.1 (USD) *	Fee and commission income	—	4
KB Global Private Real Estate Fund No.1 (FoFs)	Fee and commission income	—	5
KB Global Private Real Estate Fund No.11 (FoFs)	Fee and commission income	—	2
KB Global Private Real Estate Fund No.15	Fee and commission income	—	7
	Gains on financial instruments at fair value through profit or loss	1,541	8,701
	Losses on financial instruments at fair value through profit or loss	967	198
KB Global Private Real Estate Fund No.17 (FoFs)	Fee and commission income	—	2
KB Global Private Real Estate Fund No.22 (FoFs)	Gains on financial instruments at fair value through profit or loss	445	1,055
	Losses on financial instruments at fair value through profit or loss	81	8
KB Global Private Real Estate Fund No.27 (FoFs)	Fee and commission income	—	5
	Gains on financial instruments at fair value through profit or loss	—	6,354
KB Global Private Real Estate Fund No.29 (FoFs)	Fee and commission income	—	1
	Gains on financial instruments at fair value through profit or loss	2,856	855
	Losses on financial instruments at fair value through profit or loss	2,922	—
KB Global Private Real Estate Fund No.30 (FoFs)	Gains on financial instruments at fair value through profit or loss	5	871
	Losses on financial instruments at fair value through profit or loss	233	—
KB Global Private Real Estate Fund No.31 (FoFs)	Fee and commission income	—	1
	Interest expense	1	—
KB Star Office Private Real Estate Feeder Fund No.4	Interest income	772	748

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

40.1 Details of significant profit or loss arising from transactions with related parties for the years ended December 31, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)		2025	2024
	Fee and commission income	17	25
	Provision for credit losses	1	—
KB Global Core Bond Securities Feeder Fund(Bond)	Fee and commission income	8	15
KB New Renewable Energy Private Special Asset Fund No.1	Fee and commission income	—	4
KB New Renewable Energy Private Special Asset Fund No.3	Fee and commission income	—	2
KB North America Private Real Estate Debt Fund No.1 *	Fee and commission income	—	1
	Gains on financial instruments at fair value through profit or loss	—	5,205
	Losses on financial instruments at fair value through profit or loss	1,596	—
KB North America Private Real Estate Debt Fund No.3 *	Fee and commission income	—	5
	Gains on financial instruments at fair value through profit or loss	—	9,270
	Losses on financial instruments at fair value through profit or loss	—	41
KB Europe Renewable Private Special Asset Fund No.2 (EUR)(SOC-FoFs)	Fee and commission income	—	3
KB Europe Renewable Private Special Asset Fund No.3	Fee and commission income	—	2
	Gains on financial instruments at fair value through profit or loss	791	587
	Losses on financial instruments at fair value through profit or loss	18	18
KB Korea Short Term Premium Private Securities Fund No.34(USD)(Bond) *	Losses on financial instruments at fair value through profit or loss	—	3,499
No.35(USD)(Bond)*	Fee and commission income	—	1
	Losses on financial instruments at fair value through profit or loss	—	3,342
KB Global Infrastructure Private Special Asset Fund No.6	Fee and commission income	—	1
KB Global Infrastructure Synergy Private Special Asset Fund (Monetary Receivables)	Fee and commission income	—	2
	Losses on financial instruments at fair value through profit or loss	—	166
KB BMO Senior Loan Private Special Asset Fund No.1	Fee and commission income	—	4
	Gains on financial instruments at fair value through profit or loss	3,446	—
KB BMO Senior Loan Private Special Asset Fund No.2 (USD)	Fee and commission income	—	4
KB BMO Senior Loan Private Special Asset Fund No.4 (USD)	Fee and commission income	—	3

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

40.1 Details of significant profit or loss arising from transactions with related parties for the years ended December 31, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)		2025	2024
KB BMO Senior Loan Private Special Asset Fund No.5 (Loan-FoFs)	Fee and commission income	—	5
	Gains on financial instruments at fair value through profit or loss	6,001	9,874
	Losses on financial instruments at fair value through profit or loss	2,082	—
KB New Renewable Green New Deal Private Special Asset No.2	Fee and commission income	—	5
KB Sinansan Line Private Special Asset Fund (SOC)	Fee and commission income	—	16
KB MCF Senior Loan Private Special Asset Fund No.3 (Loan-FoFs)	Fee and commission income	—	26
KB New Deal Infra Private Special Asset Fund	Fee and commission income	—	8
KB Korea Infrastructure Credit Guarantee Private Special Asset No.1	Fee and commission income	—	6
KB Wise Star Private Real Estate No.19*	Fee and commission income	—	2
Hanwha Europe Credit Private Fund No.16 (FoFs)	Gains on financial instruments at fair value through profit or loss	4,706	3,665
	Losses on financial instruments at fair value through profit or loss	—	369
KB Logistics Blind Private Real Estate Fund No.1	Interest income	168	2,282
	Fee and commission income	6	26
	Reversal of credit losses	8,801	—
	Interest expense	—	15
	Provision for credit losses	—	8,795
KB Aircraft Private Special Asset Fund No.1	Fee and commission income	—	5
KB Aircraft Private Special Asset Fund No.2	Fee and commission income	—	1
KB Star ESG Prime Mid-Short Bond Securities Feeder Fund(Bond) *	Fee and commission income	54	38
KB Oaktree Private Special Asset Fund No.3	Fee and commission income	—	1
KB GK Project Private Special Asset Fund No.3	Fee and commission income	—	17
KB ASF Infra Private Special Asset Fund(FoFs)	Fee and commission income	—	1
KB Duke Private Special Asset Fund *	Fee and commission income	—	1
KB Core Blind Private Real Estate Fund No.2	Interest income	2,146	129
	Fee and commission income	3	1
	Reversal of credit losses	19	—
	Interest expense	1	—
	Provision for credit losses	—	72
Ares Special Opportunities Fund II(453)	Gains on financial instruments at fair value through profit or loss	262	—
	Losses on financial instruments at fair value through profit or loss	9	—

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

40.1 Details of significant profit or loss arising from transactions with related parties for the years ended December 31, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)		2025	2024
KB Star Reits Private Real Estate Feeder Fund No.1 (FoFs)	Fee and commission income	—	2
KB Star Reits Private Real Estate Feeder Fund No.2 (FoFs)	Fee and commission income	—	3
IGIS HSBC UK Senior Direct Lending Private Investment Trust No.465	Gains on financial instruments at fair value through profit or loss	2,288	—
	Losses on financial instruments at fair value through profit or loss	18	—
HSBC Senior UK Direct Lending Fund 2020 RAIF SICAV-S.A.	Fee and commission income	—	1
NB Private Debt Fund IV LUX (B) SCSP	Fee and commission income	—	1
KB NA Jefferies Private Special Asset Fund 1	Fee and commission income	—	1
KB Money Market Active ETF (Bond) *	Fee and commission income	—	9
KB Europe ICG PDF Private Special Asset Fund 4(FoFs)	Fee and commission income	—	1
	Gains on financial instruments at fair value through profit or loss	—	689
	Losses on financial instruments at fair value through profit or loss	59	40
KB RISE Institutional USD MMF1(USD)	Fee and commission income	1	8
KB Senior Loan Private Fund No.5-1	Fee and commission income	—	3
KB Core Plus Blind Private Real Estate Fund 1(FoFs)	Fee and commission income	—	6
KB Wise Star Private Real Estate22	Interest income	1,891	1,900
	Fee and commission income	—	15
	Reversal of credit losses	1	—
KB Wise Star Private Real Estate24	Interest income	1,441	—
	Fee and commission income	1,686	—
KB Wise Star Private Real Estate28	Provision for credit losses	1	—
KB Korea Short Term Premium Private Securities Fund No.43(USD) *	Gains on financial instruments at fair value through profit or loss	1,110	—
	Losses on financial instruments at fair value through profit or loss	—	6,482
KB Daegu Busan Highway Private Special Asset Fund(SOC)	Fee and commission income	—	16
KB Apax Global Buyout PrivateFund 1	Gains on financial instruments at fair value through profit or loss	—	75
	Losses on financial instruments at fair value through profit or loss	12	6
PineStreet PECP VI Global Corporate FoF 21	Gains on financial instruments at fair value through profit or loss	1	—
	Losses on financial instruments at fair value through profit or loss	43	—
KB Star Mid Term G.B.F.I C-F Class (Bond)*	Fee and commission income	9	9
KB Global Senior Loan PrivateDebt 2	Gains on financial instruments at fair value through profit or loss	1,349	—
	Losses on financial instruments at fair value through profit or loss	201	—

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

40.1 Details of significant profit or loss arising from transactions with related parties for the years ended December 31, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)		2025	2024
KB Credit Alpha Short Bond Securities Feeder Fund No.1(Bond)	Fee and commission income	2	—
Associates
Korea Credit Bureau Co., Ltd.	Fee and commission income	52	52
	Interest expense	12	1
	Fee and commission expense	2,739	2,407
	Other operating expenses	9	11
Incheon Bridge Co., Ltd.	Interest income	8,125	14,006
	Fee and commission income	45	34
	Gains on financial instruments at fair value through profit or loss	—	2,129
	Reversal of credit losses	2	7
	Interest expense	973	986
	Fee and commission expense	12	9
	Losses on financial instruments at fair value through profit or loss	1,203	—
Dongjo Co., Ltd.	Interest income	74	34
Skydigital Inc.	Fee and commission income	3	2
Il-Kwang Electronic Materials Co., Ltd.	Other non-operating expenses	1	—
TMAPMOBILITY Co., Ltd.	Fee and commission income	2	2
	Interest expense	2,204	3,077
KB High-Tech Company Investment Fund *	Interest expense	(65)	99
Aju Good Technology Venture Fund	Interest expense	—	3
KB-KDBC Pre-IPO New Technology Business Investment Fund	Interest expense	1	—
KB Digital Innovation & Growth New Technology Business Investment Fund	Interest expense	—	1
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund *	Interest expense	—	4
KB Global Platform Fund	Interest expense	73	80
WJ Private Equity Fund No.1	Fee and commission income	7	7
KB Smart Scale-Up Fund	Interest expense	39	161
KB Bio Global Expansion Private Equity Fund No.1	Interest expense	—	3
KB Digital Platform Fund	Interest expense	31	35
KY Global Cell & Gene Private Equity Fund 2nd *	Interest expense	—	(38)
Startup Korea KB Secondary Fund	Interest expense	(1)	—
Associates of Parent
Balhae Infrastructure Company	Interest income	101	—
	Provision for credit losses	200	—
Star-Lord General Investors Private Real Estate Investment Company No.10	Interest income	5,716	5,939
	Interest expense	70	95
	Provision for credit losses	1	1

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

40.1 Details of significant profit or loss arising from transactions with related parties for the years ended December 31, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)		2025	2024
Associates of Parent’s subsidiaries
Food Factory Co., Ltd.	Interest income	50	46
	Interest expense	1	1
	Provision for credit losses	3	—
Banksalad Co., Ltd.*	Fee and commission income	57	36
Spark Biopharma Inc.	Interest expense	64	293
Channel Corporation	Interest expense	—	10
ASSEMBLE CORPORATION	Interest income	131	117
	Fee and commission income	—	1
	Reversal of credit losses	12	20
S&E Bio Co., Ltd.	Interest income	76	44
	Interest expense	8	16
	Provision for credit losses	—	13
Xenohelix Co., Ltd.	Interest income	27	—
	Provision for credit losses	7	—
Contents First Inc.	Interest income	388	482
	Fee and commission income	1	1
	Interest expense	13	36
	Provision for credit losses	12	5
Pin Therapeutics Inc.	Interest expense	130	154
SuperNGine Co., Ltd.	Interest income	29	43
	Reversal of credit losses	40	—
	Provision for credit losses	—	33
Desilo Inc.	Interest income	13	14
	Reversal of credit losses	5	—
Turing Co., Ltd.	Interest income	40	61
	Reversal of credit losses	—	8
	Interest expense	—	29
KB No.21 Special Purpose Acquisition Company *	Interest expense	(1)	75
KB No.22 Special Purpose Acquisition Company *	Interest expense	—	1
KB No.25 Special Purpose Acquisition Company	Interest expense	38	53
KB No.26 Special Purpose Acquisition Company *	Interest expense	(29)	57
KB No.27 Special Purpose Acquisition Company	Interest expense	136	158
KB No.28 Special Purpose Acquisition Company *	Interest expense	9	45
KB No.29 Special Purpose Acquisition Company	Interest expense	51	43
KB No.30 Special Purpose Acquisition Company	Interest expense	36	21

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

40.1 Details of significant profit or loss arising from transactions with related parties for the years ended December 31, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)		2025	2024
KB No.31 Special Purpose Acquisition Company	Interest expense	48	13
KB No.32 Special Purpose Acquisition Company	Interest expense	35	—
KB No.33 Special Purpose Acquisition Company	Interest expense	26	—
TeamSparta Inc.*	Fee and commission income	3	3
	Interest expense	87	165
Chabot Mobility Co., Ltd. *	Fee and commission income	1	1
	Interest expense	5	1
Wemade Connect Co., Ltd.	Interest expense	148	270
Nextrade Co., Ltd.	Fee and commission income	2	—
	Interest expense	685	2,481
Bitgoeul Cheomdan Green 1st Co., Ltd.	Interest expense	1	1
3D Interactive Co., Ltd.	Interest expense	—	1
Bigwave Robotics Crop.	Interest expense	(5)	6
New Daegu Busan Expressway Co., Ltd.	Interest income	346	2,458
	Reversal of credit losses	—	3
	Interest expense	1,797	3,680
AIM FUTURE, Inc	Interest income	41	44
	Interest expense	1	48
	Provision for credit losses	—	3
Novorex Inc.	Interest expense	18	—
ADP Holdings Co., Ltd.	Interest expense	45	61
ADP GREEN	Interest expense	107	26
Logpresso Inc.	Interest expense	11	3
Onheal Co., Ltd.	Interest expense	—	(20)
DYNE MEDICAL GROUP Inc.	Interest income	60	26
	Fee and commission income	1	1
	Reversal of credit losses	2	—
	Interest expense	33	118
	Provision for credit losses	—	14
SDT Inc.	Interest expense	—	13
TriOar Inc.	Interest expense	98	235
Yeoulhyulgangho	Interest expense	8	1
Allra Fintech Corp.	Interest expense	4	17
Koru Pharma Co., Ltd.	Interest expense	2	—
Al Spera Inc.	Interest expense	26	—
Aldaver	Interest expense	24	—
ANTIGRAVITY	Interest income	3	—
	Provision for credit losses	1	—
enParticle Co., Ltd	Interest expense	3	—
Emocog Inc.	Interest expense	49	—
Lemontree Inc.	Fee and commission income	211	—
	Interest expense	1	—

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

40.1 Details of significant profit or loss arising from transactions with related parties for the years ended December 31, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)		2025	2024
	Fee and commission expense	64	—
	Provision for credit losses	2	—
WhaTap Laps Inc.	Interest income	6	—
	Interest expense	100	—
	Provision for credit losses	15	—
ByL	Interest expense	56	—
eRoun & company Co., Ltd.	Interest expense	7	—
Fine KB Corporates Financial Stabilization No.1 Private Equity Fund	Interest expense	4	—
KBFT Green Growth No.1 New Technology Business Investment Association	Interest expense	—	12
Semicolon Susong REITs Co., Ltd.	Interest income	607	—
	Provision for credit losses	5	—
Others
Retirement pension	Fee and commission income	1,553	1,720
	Interest expense	28	47

*	Excluded from the Bank’s related party as of December 31, 2025.

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

40.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)		December 31, 2025	December 31, 2024
Parent
KB Financial Group Inc.	Other assets	134	20
	Deposits	970,591	316,781
	Other liabilities	1,015,382	468,312
Subsidiaries
Kookmin Bank (China) Ltd.	Cash and due from financial institutions	110,956	180,823
	Loans measured at amortized cost (gross amount)	294,155	661,500
	Other assets	3,292	21,700
	Deposits	2,003	1,806
	Borrowings	182,947	215,010
KB Microfinance Myanmar Co., Ltd.	Other assets	74	—
	Provisions	27	46
	Other liabilities	—	12
KB BANK MYANMAR LTD	Deposits	429	3,923
	Borrowings	191,139	183,750
	Other liabilities	1,276	1,778
KB PRASAC BANK PLC.	Cash and due from financial institutions	1,908	1,954
	Loans measured at amortized cost (gross amount)	100,443	867,300
	Allowances for credit losses	67	620
	Other assets	1,532	11,592
	Deposits	2,070	2,204
	Provisions	513	523
	Other liabilities	772	3,797
PT Bank KB Indonesia Tbk.	Cash and due from financial institutions	59	256
	Financial assets at fair value through profit or loss	—	272,719
	Loans measured at amortized cost (gross amount)	143,490	560,060
	Allowances for credit losses	—	853
	Other assets	131	9,409
	Deposits	—	996
	Provisions	776	823
	Other liabilities	645	753
KB FUND PARTNERS Co., Ltd.	Deposits	4,864	7,129
	Other liabilities	2,582	2,602
Trust	Other assets	4,757	4,520
	Other liabilities	147,407	585,885
Securitization SPE	Deposits	904	992
Structured entities	Derivative assets	2,371	7,036
	Loans measured at amortized cost (gross amount)	2,130	28,091
	Allowances for credit losses	6	130
	Other assets	4	101
	Derivative liabilities	2,122	1,146
	Deposits	2,434	843
	Provisions	47	2,314
	Other liabilities	1,354	1,723

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

40.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of December 31, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)		December 31, 2025	December 31, 2024
Samsung SRA Private Real Estate Investment Trust No.28D (FoFs)	Deposits	569	481
IDMB UNITED PTE.LTD.	Deposits	3	11
	Provisions	1,010	1,021
	Other liabilities	1,764	1,813
SMMK PTE.LTD.	Provisions	1,026	1,037
	Other liabilities	2,389	2,496
TLDC PTE.LTD.	Provisions	1,990	1,895
	Other liabilities	520	533
Mirae Asset ESG Infra Private Investment Trust 1	Other assets	6	3
	Other liabilities	137	128
SAMSUNG KODEX 3Y F-KTB inverse ETF(Debt-Derivative)	Other liabilities	9,729	950
Parent’s subsidiaries
KB Asset Management Co., Ltd.	Other assets	23	2
	Deposits	115,691	19,305
	Other liabilities	79	144
KB Real Estate Trust Co., Ltd.	Other assets	2	2
	Deposits	3,734	2,324
	Other liabilities	—	340
KB Investment Co., Ltd.	Deposits	52,768	41,110
	Other liabilities	152	94
KB Kookmin Card Co., Ltd.	Derivative assets	8,408	2,005
	Loans measured at amortized cost (gross amount)	322,379	245,490
	Allowances for credit losses	818	645
	Other assets	18,188	20,205
	Derivative liabilities	—	22,744
	Deposits	270,135	252,355
	Provisions	1,539	1,568
	Other liabilities	70,512	72,129
KB Data System Co., Ltd.	Other assets	3,561	603
	Deposits	26,752	27,807
	Other liabilities	6,454	267
KB Savings Bank Co., Ltd.	Other assets	4	—
	Other liabilities	689	689
KB Capital Co., Ltd.	Derivative assets	225	—
	Loans measured at amortized cost (gross amount)	48,069	49,245
	Allowances for credit losses	113	115
	Other assets	371	385
	Deposits	330,984	447,388
	Provisions	—	26
	Other liabilities	2,950	2,838
KB Securities Co., Ltd.	Derivative assets	101,266	75,249

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

40.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of December 31, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)		December 31, 2025	December 31, 2024
	Loans measured at amortized cost (gross amount)	298,169	122,249
	Allowances for credit losses	9,769	294
	Other assets	8,493	6,855
	Derivative liabilities	21,228	101,601
	Deposits	371,574	496,751
	Provisions	155	162
	Other liabilities	28,536	28,767
KB Insurance Co., Ltd.	Derivative assets	236,428	185,401
	Other assets	5,976	4,626
	Derivative liabilities	2,085	16,322
	Deposits	11,168	22,781
	Provisions	31	30
	Other liabilities	16,244	13,185
KB Life Insurance Co., Ltd.	Derivative assets	38,352	28,146
	Loans measured at amortized cost (gross amount)	50,976	25,260
	Allowances for credit losses	20	13
	Other assets	4,812	5,966
	Derivative liabilities	1,520	—
	Deposits	127,640	15,825
	Debentures	20,000	20,000
	Provisions	2	2
	Other liabilities	40,794	37,643
KB STAR REIT Co., Ltd.	Derivative assets	—	54,285
	Deposits	437	19,013
	Other liabilities	—	19
KB Hanbando BTL Private Special Asset Fund No.1	Other assets	5	6
KB IDF Infra Private Special Asset Fund No.13	Derivative assets	613	5,436
	Derivative liabilities	244	—
KB IDF Infra Note Private Special Asset Fund No.14	Derivative assets	1,453	5,339
	Derivative liabilities	216	—
KB Global Private Real Estate Fund No.15	Derivative assets	4,787	6,396
KB Global Private Real Estate Fund No.22 (FoFs)	Derivative assets	1,735	1,325
	Derivative liabilities	31	—
KB Global Private Real Estate Fund No.27 (FoFs)	Derivative assets	—	8,336
KB Global Private Real Estate Fund No.29 (FoFs)	Derivative assets	556	841
KB Global Private Real Estate Fund No.30 (FoFs)	Derivative assets	320	779
	Derivative liabilities	85	—
KB Star Office Private Real Estate Feeder Fund No.4	Loans measured at amortized cost (gross amount)	20,000	20,000
	Allowances for credit losses	4	3

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

40.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of December 31, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)		December 31, 2025	December 31, 2024
	Other assets	13	—
KB Global Core Bond Securities Feeder Fund(Bond)	Other assets	—	1
KB North America Private Real Estate Debt Fund No.1 *	Derivative assets	—	3,091
KB Europe Renewable Private Special Asset Fund No.3	Derivative assets	432	225
KB BMO Senior Loan Private Special Asset Fund No.1	Derivative assets	2,198	—
KB BMO Senior Loan Private Special Asset Fund No.5 (Loan-FoFs)	Derivative assets	4,976	3,409
Hanwha Europe Credit Private Fund No.16 (FoFs)	Derivative assets	7,353	3,245
KB Logistics Blind Private Real Estate Fund No.1	Loans measured at amortized cost (gross amount)	—	40,000
	Allowances for credit losses	—	8,729
	Other assets	—	255
	Deposits	—	1,237
	Other liabilities	—	15
KB Core Blind Private Real Estate Fund No.2	Loans measured at amortized cost (gross amount)	44,557	44,428
	Allowances for credit losses	53	71
	Other assets	503	501
	Deposits	643	643
Ares Special Opportunities Fund II(453)	Derivative assets	495	—
IGIS HSBC UK Senior Direct Lending Private Investment Trust No.465	Derivative assets	5,640	—
KB Europe ICG PDF Private Special Asset Fund 4(FoFs)	Derivative assets	—	186
KB Wise Star Private Real Estate22	Loans measured at amortized cost (gross amount)	50,000	38,000
	Allowances for credit losses	2	3
	Other assets	335	343
KB Wise Star Private Real Estate24	Loans measured at amortized cost (gross amount)	41,800	—
	Other assets	160	—
KB Wise Star Private Real Estate28	Loans measured at amortized cost (gross amount)	29,200	—
	Allowances for credit losses	1	—
KB Korea Short Term Premium Private Securities Fund No.43(USD) *	Derivative liabilities	—	2,978
KB Apax Global Buyout PrivateFund 1	Derivative assets	—	75
PineStreet PECP VI Global Corporate FoF 21	Derivative assets	1,565	—
KB Global Senior Loan PrivateDebt 2	Derivative assets	808	—
KB Credit Alpha Short Bond Securities Feeder Fund No.1(Bond)	Other assets	1	—

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

40.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of December 31, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)		December 31, 2025	December 31, 2024
Associates
Korea Credit Bureau Co., Ltd.	Deposits	36,968	40,570
	Other liabilities	10	—
Incheon Bridge Co., Ltd.	Financial assets at fair value through profit or loss	34,208	35,411
	Loans measured at amortized cost (gross amount)	59,500	70,000
	Allowances for credit losses	24	27
	Other assets	297	389
	Deposits	70,470	43,867
	Provisions	31	30
	Other liabilities	608	442
Jungdo Co., Ltd.	Deposits	4	4
Iwon Alloy Co., Ltd.	Deposits	—	2
Skydigital Inc.	Deposits	1	30
TMAPMOBILITY Co., Ltd.	Deposits	1	100,010
	Other liabilities	—	547
KB High-Tech Company Investment Fund *	Deposits	—	11,615
	Other liabilities	—	65
Aju Good Technology Venture Fund	Deposits	39	1,809
KB-KDBC Pre-IPO New Technology Business Investment Fund	Deposits	270	39
KB Digital Innovation & Growth New Technology Business Investment Fund	Deposits	219	388
KB Global Platform Fund	Deposits	1,954	12,109
	Other liabilities	1	7
WJ Private Equity Fund No.1	Other assets	2	2
	Deposits	36	46
KB Smart Scale-Up Fund	Deposits	—	40,000
	Other liabilities	—	161
KB Digital Platform Fund	Deposits	—	8,000
	Other liabilities	—	35
Associate of Parent
Balhae Infrastructure Company	Loans measured at amortized cost (gross amount)	85,000	—
	Allowances for credit losses	200	—
	Other assets	11	—
	Provisions	109	—
	Other liabilities	9	—
Star-Lord General Investors Private Real Estate Investment Company No.10	Loans measured at amortized cost (gross amount)	149,597	149,898
	Allowances for credit losses	7	5
	Other assets	3,136	3,240

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

40.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of December 31, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)		December 31, 2025	December 31, 2024
Associates of Parent’s subsidiaries
RAND Bio Science Co., Ltd. *	Deposits	—	4
Food Factory Co., Ltd.	Loans measured at amortized cost (gross amount)	2,927	1,755
	Allowances for credit losses	5	1
	Other assets	13	4
	Deposits	604	907
	Other liabilities	1	1
Big Dipper Co., Ltd.	Deposits	51	123
Spark Biopharma Inc.	Deposits	1,145	4,759
	Other liabilities	2	22
Wyatt Corp. *	Deposits	—	1
CellinCells Co., Ltd.*	Deposits	—	13
Channel Corporation	Deposits	—	6
ASSEMBLE CORPORATION	Loans measured at amortized cost (gross amount)	1,850	2,000
	Allowances for credit losses	29	41
	Other assets	1	11
	Deposits	19	18
	Other liabilities	1	1
S&E bio Co., Ltd.	Loans measured at amortized cost (gross amount)	2,000	2,000
	Allowances for credit losses	12	13
	Other assets	3	3
	Deposits	224	772
	Other liabilities	2	3
4N Inc.	Deposits	—	4
Xenohelix Co., Ltd.	Loans measured at amortized cost (gross amount)	550	—
	Allowances for credit losses	7	—
	Other assets	1	—
	Deposits	40	302
Contents First Inc.	Loans measured at amortized cost (gross amount)	10,000	10,000
	Allowances for credit losses	21	10
	Other assets	3	3
	Deposits	133	729
	Other liabilities	4	4
Newavel Co., Ltd.	Deposits	1	—
Pin Therapeutics Inc.	Deposits	850	11,133
	Other liabilities	—	117
SuperNGine Co., Ltd.	Loans measured at amortized cost (gross amount)	—	480
	Allowances for credit losses	—	39
	Other assets	—	1
	Deposits	151	217
Desilo Inc.	Loans measured at amortized cost (gross amount)	—	300

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

40.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of December 31, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)		December 31, 2025	December 31, 2024
	Allowances for credit losses	—	5
	Deposits	2	3
Turing Co., Ltd.	Loans measured at amortized cost (gross amount)	900	900
	Allowances for credit losses	6	6
	Other assets	2	2
	Deposits	887	819
ZIPDOC Inc. *	Deposits	—	1
KB No.21 Special Purpose Acquisition Company *	Deposits	—	2,247
	Other liabilities	—	36
KB No.25 Special Purpose Acquisition Company	Deposits	1,604	1,545
	Other liabilities	2	39
KB No.26 Special Purpose Acquisition Company *	Deposits	—	1,763
	Other liabilities	—	31
KB No.27 Special Purpose Acquisition Company	Deposits	4,675	4,613
	Other liabilities	41	55
KB No.28 Special Purpose Acquisition Company *	Deposits	—	1,910
	Other liabilities	—	45
KB No.29 Special Purpose Acquisition Company	Deposits	2,348	2,338
	Other liabilities	36	43
KB No.30 Special Purpose Acquisition Company	Deposits	1,788	1,786
	Other liabilities	15	20
KB No.31 Special Purpose Acquisition Company	Deposits	2,310	2,352
	Other liabilities	10	13
KB No.32 Special Purpose Acquisition Company	Deposits	2,315	—
	Other liabilities	35	—
KB No.33 Special Purpose Acquisition Company	Deposits	2,835	—
	Other liabilities	25	—
TeamSparta Inc. *	Deposits	—	18,635
	Other liabilities	—	34
Chabot Mobility Co., Ltd. *	Deposits	—	631
Wemade Connect Co., Ltd.	Deposits	5,525	5,465
	Other liabilities	22	38
Nextrade Co., Ltd.	Deposits	278	15,281
	Other liabilities	—	1,579
Bitgoeul Cheomdan Green 1st Co., Ltd.	Deposits	1,242	1,239
3D Interactive Co., Ltd.	Deposits	48	1,779
Bigwave Robotics Crop.	Deposits	364	501
	Other liabilities	—	6
New Daegu Busan Expressway Co., Ltd.	Loans measured at amortized cost (gross amount)	—	24,250

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

40.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of December 31, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)		December 31, 2025	December 31, 2024
	Other assets	—	22
	Deposits	115,401	150,007
	Other liabilities	43	1,928
AIM FUTURE, Inc	Loans measured at amortized cost (gross amount)	900	900
	Allowances for credit losses	5	5
	Other assets	1	1
	Deposits	140	760
Novorex Inc.	Deposits	9,674	6
	Other liabilities	4	—
ADP Holdings Co., Ltd.	Deposits	263	2,058
	Other liabilities	1	7
ADP GREEN	Deposits	5,302	1,802
	Other liabilities	33	8
Logpresso Inc.	Deposits	7,576	457
	Other liabilities	10	—
Onheal Co., Ltd.	Deposits	—	5,001
DYNE MEDICAL GROUP Inc.	Loans measured at amortized cost (gross amount)	2,000	2,007
	Allowances for credit losses	12	14
	Other assets	1	1
	Deposits	356	3,813
	Other liabilities	6	23
TriOar Inc.	Deposits	4,088	6,054
	Other liabilities	20	73
Yeoulhyulgangho	Deposits	783	456
	Other liabilities	2	—
Allra Fintech Corp.	Deposits	33	1,671
	Other liabilities	—	1
Koru Pharma Co., Ltd.	Deposits	197	—
Aldaver	Deposits	821	—
	Other liabilities	4	—
ANTIGRAVITY	Loans measured at amortized cost (gross amount)	37	—
	Allowances for credit losses	1	—
	Deposits	82	—
enParticle Co., Ltd	Deposits	1,696	—
Emocog Inc.	Deposits	704	—
Lemontree Inc.	Deposits	536	—
	Provisions	2	—
WhaTap Laps Inc.	Loans measured at amortized cost (gross amount)	1,000	—
	Allowances for credit losses	6	—
	Other assets	1	—
	Deposits	2,814	—
	Provisions	9	—
	Other liabilities	75	—

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

40.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of December 31, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)		December 31, 2025	December 31, 2024
ByL	Deposits	8,968	—
	Other liabilities	55	—
eRoun & company Co., Ltd.	Deposits	1,127	—
	Other liabilities	7	—
VP INC.	Deposits	51	—
Semicolon Susong REITs Co., Ltd.	Loans measured at amortized cost (gross amount)	24,933	—
	Allowances for credit losses	5	—
	Other assets	173	—
RUMIKEU HOLDINGS INC.	Deposits	11	—
Key management personnel
Key management personnel	Loans measured at amortized cost (gross amount)	6,870	6,556
	Allowances for credit losses	3	3
	Other assets	7	8
	Deposits	7,956	10,564
	Provisions	1	1
	Other liabilities	65	104
Others
Retirement pension	Other assets	632	739
	Other liabilities	1,154	1,215

*	Excluded from the Bank’s related parties as of December 31, 2025.

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

40.3 Details of right-of-use assets and lease liabilities with related parties as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)		December 31, 2025	December 31, 2024
Parent’s subsidiaries
KB Kookmin Card Co., Ltd.	Right-of-use assets	230	281
	Lease liabilities	59	58
KB Securities Co., Ltd.	Right-of-use assets	11,634	16,086
	Lease liabilities	14,700	19,623
KB Insurance Co., Ltd.	Right-of-use assets	—	10
	Lease liabilities	24	30
KB Life Insurance Co., Ltd.	Right-of-use assets	2,498	4,074
	Lease liabilities	2,649	4,294
Associate of Parent
Star-Lord General Investors Private Real Estate Investment Company No.10	Right-of-use assets	3,120	3,151
	Lease liabilities	3,317	3,335

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

40.4 Notional amount of derivative assets and liabilities arising from transactions with related parties as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)		December 31, 2025	December 31, 2024
Subsidiaries
LOG the 3rd L.L.C.	Notional amount of derivative financial instruments	24,300	24,300
KB DTower 1st L.L.C.	Notional amount of derivative financial instruments	50,000	50,000
KB Liiv H 1st L.L.C.	Notional amount of derivative financial instruments	30,000	30,000
Liiv H 1st L.L.C. *	Notional amount of derivative financial instruments	—	50,000
KB Eagles 1st Co., Ltd.	Notional amount of derivative financial instruments	30,000	30,000
KB Liiv L 1st L.L.C.	Notional amount of derivative financial instruments	50,000	50,000
KB Eagles 2nd Co., Ltd.	Notional amount of derivative financial instruments	50,000	50,000
Ryan Mobility 1st L.L.C. *	Notional amount of derivative financial instruments	—	50,000
KB Harim 1st L.L.C.	Notional amount of derivative financial instruments	20,000	25,000
KB Eagles 3rd Co., Ltd.	Notional amount of derivative financial instruments	50,000	50,000
LEP 2nd Co., Ltd.	Notional amount of derivative financial instruments	70,000	70,000
Liiv DS 1st Co., Ltd.	Notional amount of derivative financial instruments	50,000	50,000
KB HL, L.L.C.	Notional amount of derivative financial instruments	46,200	—
KB Value 1st. L.L.C.	Notional amount of derivative financial instruments	96,600	—
KB HR 1st L.L.C.	Notional amount of derivative financial instruments	25,000	—
KB SI 1st L.L.C.	Notional amount of derivative financial instruments	30,000	—
KB Glas 1st L.L.C.	Notional amount of derivative financial instruments	20,000	—
KB the first 1st L.L.C.	Notional amount of derivative financial instruments	65,000	—
KB Tech Won The 1st Ltd.	Notional amount of derivative financial instruments	60,000	—
KB EAST 1ST INC.	Notional amount of derivative financial instruments	9,200	—
KB Signature 1st Co., Ltd.	Notional amount of derivative financial instruments	100,000	—

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

40.4 Notional amount of derivative assets and liabilities arising from transactions with related parties as of December 31, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)		December 31, 2025	December 31, 2024
Parent’s subsidiaries
KB Kookmin Card Co., Ltd.	Notional amount of derivative financial instruments	71,745	220,500
KB Capital Co., Ltd.	Notional amount of derivative financial instruments	5,187	—
KB Securities Co., Ltd.	Notional amount of derivative financial instruments	3,668,349	2,768,719
KB Insurance Co., Ltd.	Notional amount of derivative financial instruments	3,229,763	2,101,840
KB Life Insurance Co., Ltd.	Notional amount of derivative financial instruments	569,546	379,796
KB STAR REIT Co., Ltd.	Notional amount of derivative financial instruments	—	450,975
KB IDF Infra Private Special Asset Fund No.13	Notional amount of derivative financial instruments	61,028	58,095
KB IDF Infra Note Private Special Asset Fund No.14	Notional amount of derivative financial instruments	89,086	63,889
KB Global Private Real Estate Fund No.15	Notional amount of derivative financial instruments	126,764	65,596
KB Global Private Real Estate Fund No.22 (FoFs)	Notional amount of derivative financial instruments	19,989	10,000
KB Global Private Real Estate Fund No.27 (FoFs)	Notional amount of derivative financial instruments	—	45,432
KB Global Private Real Estate Fund No.29 (FoFs)	Notional amount of derivative financial instruments	16,713	9,039
KB Global Private Real Estate Fund No.30 (FoFs)	Notional amount of derivative financial instruments	8,189	8,526
KB North America Private Real Estate Debt Fund No.1 *	Notional amount of derivative financial instruments	—	36,750
KB Europe Renewable Private Special Asset Fund No.3	Notional amount of derivative financial instruments	6,968	5,375
KB BMO Senior Loan Private Special Asset Fund No.1	Notional amount of derivative financial instruments	61,986	—
KB BMO Senior Loan Private Special Asset Fund No.5 (Loan-FoFs)	Notional amount of derivative financial instruments	122,529	36,635
Hanwha Europe Credit Private Fund No.16 (FoFs)	Notional amount of derivative financial instruments	50,674	45,955
Ares Special Opportunities Fund II(453)	Notional amount of derivative financial instruments	6,790	—
IGIS HSBC UK Senior Direct Lending Private Investment Trust No.465	Notional amount of derivative financial instruments	32,454	—
KB Europe ICG PDF Private Special Asset Fund 4(FoFs)	Notional amount of derivative financial instruments	—	3,057

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

40.4 Notional amount of derivative assets and liabilities arising from transactions with related parties as of December 31, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)		December 31, 2025	December 31, 2024
KB Korea Short Term Premium Private Securities Fund No.43(USD) *	Notional amount of derivative financial instruments	—	46,746
KB Apax Global Buyout PrivateFund 1	Notional amount of derivative financial instruments	—	1,100
PineStreet PECP VI Global Corporate FoF 21	Notional amount of derivative financial instruments	16,339	—
KB Global Senior Loan PrivateDebt 2	Notional amount of derivative financial instruments	23,293	—

*	Excluded from the Bank’s related parties as of December 31, 2025.

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

40.5 Details of significant lending transactions with related parties for the years ended December 31, 2025 and 2024, are as follows:

	2025 [1]
(In millions of Korean won)	Beginning	Loan	Collection	Others	Ending
Subsidiaries
Kookmin Bank (China) Ltd.	661,500	345,117	696,259	(16,203)	294,155
KB PRASAC BANK PLC.	867,300	131,871	873,354	(25,374)	100,443
PT Bank KB Indonesia Tbk.	832,779	1,547,907	2,246,350	9,154	143,490
Structured entity [2]	28,091	74,149	100,163	53	2,130
Parent’s subsidiaries
KB Securities Co., Ltd.	122,249	1,131,240	955,338	18	298,169
KB Life Insurance Co., Ltd.	25,260	51,400	25,700	16	50,976
KB Kookmin Card Co., Ltd.	245,490	315,535	207,139	(31,507)	322,379
KB Capital Co., Ltd.	49,245	—	—	(1,176)	48,069
KB Star Office Private Real Estate Feeder Fund No.4	20,000	—	—	—	20,000
KB Logistics Blind Private Real Estate Fund No.1	40,000	—	40,000	—	—
KB Wise Star Private Real Estate22	38,000	50,000	38,000	—	50,000
KB Wise Star Private Real Estate24	—	41,800	—	—	41,800
KB Wise Star Private Real Estate28	—	29,200	—	—	29,200
KB Core Blind Private Real Estate Fund No.2	44,428	—	—	129	44,557
Associates
Incheon Bridge Co., Ltd.	105,411	—	10,500	(1,203)	93,708
Associate of Parent
Star-Lord General Investors Private Real Estate Investment Company No.10	149,898	150,000	150,000	(301)	149,597
Balhae Infrastructure Company	—	85,000	—	—	85,000
Associates of Parent’s subsidiaries
Food Factory Co., Ltd.	1,755	1,500	327	(1)	2,927
ASSEMBLE CORPORATION	2,000	—	150	—	1,850
Desilo Inc.	300	—	300	—	—
Contents First Inc.	10,000	—	—	—	10,000
SuperNGine Co., Ltd.	480	—	480	—	—
Turing Co., Ltd.	900	—	—	—	900
New Daegu Busan Expressway Co., Ltd.	24,250	—	24,253	3	—
S&E bio Co., Ltd.	2,000	—	—	—	2,000
AIM FUTURE, Inc.	900	—	—	—	900
DYNE MEDICAL GROUP Inc.	2,007	—	—	(7)	2,000
Xenohelix Co., Ltd.	—	550	—	—	550
ANTIGRAVITY	—	—	7	44	37
WhaTap Laps Inc.	—	1,000	—	—	1,000
Semicolon Susong REITs Co., Ltd.	—	25,000	—	(67)	24,933
Key management personnel [4]	6,556	4,593	3,177	(1,102)	6,870

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

40.5 Details of significant lending transactions with related parties for the years ended December 31, 2025 and 2024, are as follows: (cont’d)

	2025 [1]
(In millions of Korean won)	Beginning	Loan	Collection	Others	Ending
Subsidiaries
Kookmin Bank (China) Ltd.	889,686	814,728	1,133,282	90,368	661,500
KB PRASAC BANK PLC.	879,616	729,229	795,744	54,199	867,300
PT Bank KB Indonesia Tbk.	1,197,898	7,274,075	7,758,261	119,067	832,779
Structured entity [3]	48,701	19,751	40,385	24	28,091
SMMK PTE.LTD.	1,444	—	1,444	—	—
TLDC PTE.LTD.	—	2,020	2,020	—	—
KB Core Blind Private Real Estate Fund No.1	10,000	—	10,000	—	—
Parent’s subsidiaries
KB Securities Co., Ltd.	266,290	819,958	864,517	(99,482)	122,249
KB Life Insurance Co., Ltd.	30,271	—	5,000	(11)	25,260
KB Kookmin Card Co., Ltd.	170,201	229,290	169,713	15,712	245,490
KB Capital Co., Ltd.	31,590	13,230	—	4,425	49,245
KB Star Office Private Real Estate Feeder Fund No.4	20,000	—	—	—	20,000
KB Logistics Blind Private Real Estate Fund No.1	52,500	—	12,500	—	40,000
KB Wise Star Private Real Estate22	38,000	—	—	—	38,000
KB Core Blind Private Real Estate Fund No.2	—	44,800	—	(372)	44,428
Associates
Incheon Bridge Co., Ltd.	113,782	—	10,500	2,129	105,411
Associate of Parent
Star-Lord General Investors Private Real Estate Investment Company No.10	149,590	—	—	308	149,898
Associates of Parent’s subsidiaries
Food Factory Co., Ltd.	2,133	—	377	(1)	1,755
ASSEMBLE CORPORATION	2,150	—	150	—	2,000
Desilo Inc.	300	—	—	—	300
Contents First Inc.	10,000	1,000	1,000	—	10,000
SuperNGine Co., Ltd.	600	—	120	—	480
Turing Co., Ltd.	1,901	—	1,000	(1)	900
New Daegu Busan Expressway Co., Ltd.	72,742	—	48,505	13	24,250
S&E Bio Co., Ltd.	—	2,000	—	—	2,000
AIM FUTURE, Inc.	900	—	—	—	900
DYNE MEDICAL GROUP Inc.	—	2,000	—	7	2,007
Key management personnel [4]	4,119	4,956	4,395	1,876	6,556

[1]	Transactions between related parties, such as settlements arising from operating activities and daylight overdraft to be repaid on the day of handling, are excluded.
[2]	Includes details of NICE WONHO 1ST Co., Ltd. and 5 others that were excluded from related parties for the year ended December 31, 2025.
[3]	Includes details of Beomuh Landmark the 2nd L.L.C. and 14 others that were excluded from related parties for the year ended December 31, 2024.
[4]	Includes loan transactions that occurred before they became related parties.

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

40.6 Details of significant borrowing transactions with related parties for the years ended December 31, 2025 and 2024, are as follows:

		2025
(In millions of Korean won)		Beginning	Borrowing	Repayment	Others [1]	Ending
Parent
KB Financial Group Inc.	Deposits	316,781	500,000	—	153,810	970,591
Subsidiaries
Kookmin Bank (China) Ltd.	Deposits	1,806	—	—	197	2,003
	Borrowings	215,010	—	—	(32,063)	182,947
KB BANK MYANMAR LTD	Deposits	3,923	—	—	(3,494)	429
	Borrowings	183,750	—	—	7,389	191,139
PT Bank KB Indonesia Tbk.	Deposits	996	—	—	(996)	—
Securitization SPE	Deposits	992	—	—	(88)	904
Structured entity	Deposits	843	—	—	1,591	2,434
Samsung SRA Private Real Estate Investment Trust No.28D (FoFs)	Deposits	481	—	—	88	569
IDMB UNITED PTE.LTD.	Deposits	11	—	—	(8)	3
KB PRASAC BANK PLC.	Deposits	2,204	—	—	(134)	2,070
KB FUND PARTNERS Co., Ltd.	Deposits	7,129	—	4,000	1,735	4,864
Parent’s subsidiaries
KB Securities Co., Ltd.	Deposits	496,751	92,347	75,000	(142,524)	371,574
KB Asset Management Co., Ltd.	Deposits	19,305	—	—	96,386	115,691
KB Real Estate Trust Co., Ltd.	Deposits	2,324	—	—	1,410	3,734
KB Investment Co., Ltd.	Deposits	41,110	173,800	153,412	(8,730)	52,768
KB Data System Co., Ltd.	Deposits	27,807	22,000	17,000	(6,055)	26,752
KB Kookmin Card Co., Ltd.	Deposits	252,355	30,829	29,679	16,630	270,135
KB Capital Co., Ltd.	Deposits	447,388	2,300	2,600	(116,104)	330,984
KB Insurance Co., Ltd.	Deposits	22,781	150	150	(11,613)	11,168
KB Life Insurance Co., Ltd.	Deposits	15,825	83,300	64,900	93,415	127,640
	Debentures	20,000	—	—	—	20,000
KB STAR REIT Co., Ltd.	Deposits	19,013	8,100	24,600	(2,076)	437
KB Logistics Blind Private Real Estate Fund No.1	Deposits	1,237	—	—	(1,237)	—
KB Core Blind Private Real Estate Fund No.2	Deposits	643	—	—	—	643
Associates
Korea Credit Bureau Co., Ltd.	Deposits	40,570	1,000	—	(4,602)	36,968
Incheon Bridge Co., Ltd.	Deposits	43,867	66,100	39,500	3	70,470
Jungdo Co., Ltd.	Deposits	4	—	—	—	4
Iwon Alloy Co., Ltd.	Deposits	2	—	—	(2)	—
Skydigital Inc.	Deposits	30	—	—	(29)	1
KB High-Tech Company Investment Fund [2]	Deposits	11,615	—	2,856	(8,759)	—
Aju Good Technology Venture Fund	Deposits	1,809	—	—	(1,770)	39
KB-KDBC Pre-IPO New Technology Business Investment Fund	Deposits	39	—	—	231	270

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

40.6 Details of significant borrowing transactions with related parties for the years ended December 31, 2025 and 2024, are as follows: (cont’d)

		2025
(In millions of Korean won)		Beginning	Borrowing	Repayment	Others [1]	Ending
KB Digital Innovation & Growth New Technology Business Investment Fund	Deposits	388	—	—	(169)	219
KB Global Platform Fund	Deposits	12,109	—	—	(10,155)	1,954
WJ Private Equity Fund No.1	Deposits	46	—	—	(10)	36
TMAPMOBILITY Co., Ltd.	Deposits	100,010	344,626	445,626	991	1
KB Digital Platform Fund	Deposits	8,000	—	8,000	—	—
KB Smart Scale-Up Fund	Deposits	40,000	—	40,000	—	—
Associates of Parent’s subsidiaries
RAND Bio Science Co., Ltd. [2]	Deposits	4	—	—	(4)	—
Food Factory Co., Ltd.	Deposits	907	—	—	(303)	604
Big Dipper Co., Ltd.	Deposits	123	—	—	(72)	51
Spark Biopharma Inc.	Deposits	4,759	10,016	13,113	(517)	1,145
Wyatt Corp. [2]	Deposits	1	—	—	(1)	—
CellinCells Co., Ltd. [2]	Deposits	13	—	—	(13)	—
KB No.21 Special Purpose Acquisition Company [2]	Deposits	2,247	—	2,115	(132)	—
KB No.25 Special Purpose Acquisition Company	Deposits	1,545	3,016	3,045	88	1,604
KB No.26 Special Purpose Acquisition Company [2]	Deposits	1,763	—	110	(1,653)	—
KB No.27 Special Purpose Acquisition Company	Deposits	4,613	4,600	4,532	(6)	4,675
KB No.28 Special Purpose Acquisition Company [2]	Deposits	1,910	—	—	(1,910)	—
KB No.29 Special Purpose Acquisition Company	Deposits	2,338	2,148	2,100	(38)	2,348
KB No.30 Special Purpose Acquisition Company	Deposits	1,786	1,535	1,500	(33)	1,788
KB No.31 Special Purpose Acquisition Company	Deposits	2,352	2,000	2,000	(42)	2,310
KB No.32 Special Purpose Acquisition Company	Deposits	—	2,000	—	315	2,315
KB No.33 Special Purpose Acquisition Company	Deposits	—	2,400	—	435	2,835
ASSEMBLE CORPORATION	Deposits	18	—	—	1	19
S&E bio Co., Ltd.	Deposits	772	1,180	1,180	(548)	224
4N Inc.	Deposits	4	—	—	(4)	—
Contents First Inc.	Deposits	729	—	—	(596)	133
Pin Therapeutics Inc.	Deposits	11,133	2,000	12,000	(283)	850
SuperNGine Co., Ltd.	Deposits	217	—	—	(66)	151
Desilo Inc.	Deposits	3	—	1	—	2
Turing Co., Ltd.	Deposits	819	—	—	68	887
ZIPDOC Inc. [2]	Deposits	1	—	—	(1)	—
TeamSparta Inc. [2]	Deposits	18,635	—	1,000	(17,635)	—

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

40.6 Details of significant borrowing transactions with related parties for the years ended December 31, 2025 and 2024, are as follows: (cont’d)

		2025
(In millions of Korean won)		Beginning	Borrowing	Repayment	Others [1]	Ending
Chabot Mobility Co., Ltd. [2]	Deposits	631	—	300	(331)	—
Wemade Connect Co., Ltd.	Deposits	5,465	9,069	10,000	991	5,525
Channel Corporation	Deposits	6	—	—	(6)	—
Nextrade Co., Ltd.	Deposits	15,281	—	15,000	(3)	278
Bitgoeul Cheomdan Green 1st Co., Ltd.	Deposits	1,239	—	—	3	1,242
Bigwave Robotics Crop.	Deposits	501	—	501	364	364
3D Interactive Co., Ltd.	Deposits	1,779	—	—	(1,731)	48
AIM FUTURE, Inc.	Deposits	760	—	—	(620)	140
New Daegu Busan Expressway Co., Ltd.	Deposits	150,007	61,000	130,500	34,894	115,401
Novorex Inc.	Deposits	6	—	—	9,668	9,674
Xenohelix Co., Ltd.	Deposits	302	—	—	(262)	40
ADP Holdings Co., Ltd.	Deposits	2,058	10,496	12,293	2	263
ADP GREEN	Deposits	1,802	12,200	8,650	(50)	5,302
Logpresso Inc.	Deposits	457	8,374	974	(281)	7,576
DYNE MEDICAL GROUP Inc.	Deposits	3,813	3,800	6,300	(957)	356
Onheal Co., Ltd.	Deposits	5,001	—	—	(5,001)	—
TriOar Inc.	Deposits	6,054	4,000	7,000	1,034	4,088
Yeoulhyulgangho	Deposits	456	1,860	1,560	27	783
Allra Fintech Corp.	Deposits	1,671	2,000	3,000	(638)	33
Koru Pharma Co., Ltd.	Deposits	—	300	200	97	197
Emocog Inc.	Deposits	—	4,000	4,000	704	704
WhaTap Laps Inc.	Deposits	—	—	—	2,814	2,814
Aldaver	Deposits	—	1,638	1,632	815	821
Lemontree Inc.	Deposits	—	—	—	536	536
enParticle Co., Ltd	Deposits	—	—	—	1,696	1,696
ANTIGRAVITY	Deposits	—	—	—	82	82
Fine KB Corporates Financial Stabilization No.1 Private Equity Fund	Deposits	—	1,000	1,000	—	—
ByL	Deposits	—	5,000	2,000	5,968	8,968
eRoun & company Co., Ltd.	Deposits	—	—	—	1,127	1,127
Newavel Co., Ltd.	Deposits	—	—	—	1	1
VP INC.	Deposits	—	—	—	51	51
RUMIKEU HOLDINGS INC.	Deposits	—	—	—	11	11
Key management personnel [3]	Deposits	10,564	23,468	23,627	(2,449)	7,956

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

40.6 Details of significant borrowing transactions with related parties for the years ended December 31, 2025 and 2024, are as follows: (cont’d)

		2024
(In millions of Korean won)		Beginning	Borrowing	Repayment	Others [1]	Ending
Parent
KB Financial Group Inc.	Deposits	114,336	—	—	202,445	316,781
Subsidiaries
Kookmin Bank (China) Ltd.	Deposits	4,251	—	—	(2,445)	1,806
	Borrowings	167,173	—	—	47,837	215,010
KB BANK MYANMAR LTD	Deposits	14,688	—	—	(10,765)	3,923
	Borrowings	—	—	—	183,750	183,750
PT Bank KB Indonesia Tbk.	Deposits	591	—	—	405	996
Securitization SPE	Deposits	1,003	—	—	(11)	992
Structured entity	Deposits	2,049	—	—	(1,206)	843
Samsung SRA Private Real Estate Investment Trust No.28D (FoFs)	Deposits	127	—	—	354	481
Orient Kwang-yang Co., Ltd. [2]	Deposits	3,866	—	3,621	(245)	—
IDMB UNITED PTE.LTD.	Deposits	49	—	—	(38)	11
KB PRASAC BANK PLC.	Deposits	2,882	—	—	(678)	2,204
KB FUND PARTNERS Co., Ltd.	Deposits	—	4,000	—	3,129	7,129
Parent’s subsidiaries
KB Securities Co., Ltd.	Deposits	381,480	75,000	142,198	182,469	496,751
KB Asset Management Co., Ltd.	Deposits	11,709	—	—	7,596	19,305
KB Real Estate Trust Co., Ltd.	Deposits	23,135	50,000	50,000	(20,811)	2,324
KB Investment Co., Ltd.	Deposits	66,778	178,412	228,000	23,920	41,110
KB Data System Co., Ltd.	Deposits	16,507	22,000	22,500	11,800	27,807
KB Kookmin Card Co., Ltd.	Deposits	155,210	30,866	29,589	95,868	252,355
KB Capital Co., Ltd.	Deposits	227,874	900	3,200	221,814	447,388
KB Insurance Co., Ltd.	Deposits	141,775	150	150	(118,994)	22,781
KB Life Insurance Co., Ltd.	Deposits	13,134	—	—	2,691	15,825
	Debentures	20,000	—	—	—	20,000
KB STAR REIT Co., Ltd.	Deposits	35,975	80,100	82,100	(14,962)	19,013
KB Logistics Blind Private Real Estate Fund No.1	Deposits	—	1,237	—	—	1,237
KB Core Blind Private Real Estate Fund No.2	Deposits	—	—	—	643	643
Associates
Korea Credit Bureau Co., Ltd.	Deposits	17,003	—	—	23,567	40,570
Incheon Bridge Co., Ltd.	Deposits	40,992	72,000	74,300	5,175	43,867
Jungdo Co., Ltd.	Deposits	4	—	—	—	4
Dae-A Leisure Co., Ltd.	Deposits	150	—	—	(150)	—
Iwon Alloy Co., Ltd.	Deposits	1	—	—	1	2
Skydigital Inc.	Deposits	65	—	—	(35)	30
KB High-Tech Company Investment Fund [2]	Deposits	2,935	2,856	2,818	8,642	11,615
Aju Good Technology Venture Fund	Deposits	1,202	—	—	607	1,809
KB-KDBC Pre-IPO New Technology Business Investment Fund	Deposits	46	—	—	(7)	39

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

40.6 Details of significant borrowing transactions with related parties for the years ended December 31, 2025 and 2024, are as follows: (cont’d)

		2024
(In millions of Korean won)		Beginning	Borrowing	Repayment	Others [1]	Ending
KB Digital Innovation & Growth New Technology Business Investment Fund	Deposits	572	—	—	(184)	388
KB Global Platform Fund	Deposits	5,774	—	—	6,335	12,109
WJ Private Equity Fund No.1	Deposits	103	—	—	(57)	46
TMAPMOBILITY Co., Ltd.	Deposits	80,016	360,000	340,000	(6)	100,010
KB Bio Global Expansion Private Equity Fund No.1	Deposits	1,400	—	1,400	—	—
KB Digital Platform Fund	Deposits	—	8,000	—	—	8,000
KY Global Cell & Gene Private Equity Fund 2nd [2]	Deposits	3,790	2,910	308	(6,392)	—
KB Smart Scale - Up Fund	Deposits	—	40,000	—	—	40,000
Associates of Parent’s subsidiaries
RAND Bio Science Co., Ltd. [2]	Deposits	4	—	—	—	4
Food Factory Co., Ltd.	Deposits	629	—	—	278	907
Big Dipper Co., Ltd.	Deposits	40	—	—	83	123
Spark Biopharma Inc.	Deposits	11,419	32,649	38,908	(401)	4,759
Wyatt Corp. [2]	Deposits	1	—	—	—	1
CellinCells Co., Ltd. [2]	Deposits	37	—	—	(24)	13
COSES GT Co., Ltd. [2]	Deposits	1	—	—	(1)	—
KB No.21 Special Purpose Acquisition Company [2]	Deposits	2,261	2,115	2,050	(79)	2,247
KB No.22 Special Purpose Acquisition Company [2]	Deposits	1,848	—	—	(1,848)	—
KB No.25 Special Purpose Acquisition Company	Deposits	1,586	1,545	1,500	(86)	1,545
KB No.26 Special Purpose Acquisition Company [2]	Deposits	1,761	1,724	1,670	(52)	1,763
KB No.27 Special Purpose Acquisition Company	Deposits	4,497	4,532	4,390	(26)	4,613
KB No.28 Special Purpose Acquisition Company [2]	Deposits	—	1,890	—	20	1,910
KB No.29 Special Purpose Acquisition Company	Deposits	—	2,100	—	238	2,338
KB No.31 Special Purpose Acquisition Company	Deposits	—	2,000	—	352	2,352
ASSEMBLE CORPORATION	Deposits	78	—	—	(60)	18
S&E Bio Co., Ltd.	Deposits	2,342	990	1,490	(1,070)	772
4N Inc.	Deposits	49	—	—	(45)	4
Contents First Inc.	Deposits	1,072	—	—	(343)	729
Newavel Co., Ltd.	Deposits	46	—	—	(46)	—
Pin Therapeutics Inc.	Deposits	265	14,000	4,000	868	11,133
SuperNGine Co., Ltd.	Deposits	69	—	—	148	217
Desilo Inc.	Deposits	3	—	—	—	3
Turing Co., Ltd.	Deposits	1,726	1,000	1,700	(207)	819
ZIPDOC Inc. [2]	Deposits	181	—	—	(180)	1

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

40.6 Details of significant borrowing transactions with related parties for the years ended December 31, 2025 and 2024, are as follows: (cont’d)

		2024
(In millions of Korean won)		Beginning	Borrowing	Repayment	Others [1]	Ending
TeamSparta Inc. [2]	Deposits	7,672	3,000	6,000	13,963	18,635
Chabot Mobility Co., Ltd. [2]	Deposits	164	300	—	167	631
Wemade Connect Co., Ltd.	Deposits	8,843	24,056	27,556	122	5,465
Channel Corporation	Deposits	2,030	—	2,000	(24)	6
Nextrade Co., Ltd.	Deposits	56,203	6,000	47,200	278	15,281
Bitgoeul Cheomdan Green 1st Co., Ltd.	Deposits	833	—	—	406	1,239
KBFT Green Growth No.1 New Technology Business Investment Association	Deposits	700	—	700	—	—
Bigwave Robotics Crop.	Deposits	4	501	—	(4)	501
3D Interactive Co., Ltd.	Deposits	1,501	—	—	278	1,779
AIM FUTURE, Inc.	Deposits	3,393	1,000	4,000	367	760
New Daegu Busan Expressway Co., Ltd.	Deposits	146,169	104,500	93,932	(6,730)	150,007
Novorex Inc.	Deposits	7	—	—	(1)	6
Xenohelix Co., Ltd.	Deposits	904	—	—	(602)	302
ADP Holdings Co., Ltd.	Deposits	—	6,094	4,037	1	2,058
ADP GREEN	Deposits	—	10,551	9,001	252	1,802
Logpresso Inc.	Deposits	—	100	200	557	457
DYNE MEDICAL GROUP Inc.	Deposits	—	5,150	7,800	6,463	3,813
Onheal Co., Ltd.	Deposits	—	—	—	5,001	5,001
TriOar Inc.	Deposits	—	10,500	8,500	4,054	6,054
Yeoulhyulgangho	Deposits	—	200	—	256	456
SDT Inc.	Deposits	—	—	1,000	1,000	—
KB No.30 Special Purpose Acquisition Company	Deposits	—	1,500	—	286	1,786
Allra Fintech Corp.	Deposits	—	12,500	19,500	8,671	1,671
Key management personnel [3]	Deposits	8,363	18,563	15,815	(547)	10,564

[1]	Transactions between related parties, such as settlements arising from operating activities and deposits, are expressed in net amount.
[2]	Excluded from the Bank’s related party as of December 31, 2025.
[3]	Includes borrowing transactions that occurred before they became related parties.

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

40.7 Details of significant investment and withdrawal transactions with related parties for the years ended December 31, 2025 and 2024, are as follows:

	2025
(In millions of Korean won)	Equity investment and others	Withdrawal and others
Subsidiaries
PT Bank KB Indonesia Tbk.	250,500	—
KB FUND PARTNERS Co., Ltd.	—	1,353
KB Wise Star Private Real Estate Feeder Fund No.1*	—	103,840
Kiwoom Frontier Private Securities Fund No.10 (Bond) *	—	57,036
KB Core Blind Private Real Estate Fund No.1	—	21,613
KB Global Private Real Estate Fund No.3 (USD) *	—	30,071
Samsung SRA Private Real Estate Investment Trust No.28D (FoFs)	—	1,537
KB Global Private Real Estate Fund No.10 (FoFs)	—	5,750
KTB Global CREDebt Private Investment Trust No.52 (USD)	—	21,369
Hyundai Invest KKR Europe Real Estate No.1-3 (EUR)	2,285	589
Vestas Private Real Estate Investment Trust No.69-3 (USD) (FoFs)	7,816	—
SHINHAN ASP PCF II Private Investment Trust No.2 (USD)	—	6,826
Vestas Europe Logistics General Private Real Estate Investment Trust No.73-1	—	1,989
Vestas Europe Logistics General Private Real Estate Investment Trust No.73-2	—	867
KB RISE KTB 10Y Futures Inverse ETF(Debt-Derivative)	374,723	394,328
VI ESG Private Securities Investment Trust No.1(Bond)*	—	54,538
SHINHAN AIM Private Real Estate Investment Trust No.26-C (USD)	14,194	11,448
IGIS HSBC UK Senior Direct Credit Private Investment Trust No.465-1	—	7,055
KB RISE KTB 3Y Futures Inverse ETF (Debt-Derivative)	280,066	433,451
Mirae Asset ESG Infra Private Investment Trust 1	457	209
KB NA Sound Point Private Special Asset Fund 2 (USD)	4,317	1,517
KB Global Private Real Estate Debt Fund No.35(USD)(FoFs)	5,058	—
RISE Jun2025 Term Bank Credit Active ETF *	—	103,171
SAMSUNG KODEX 3Y F-KTB INVERSE ETF (Debt-Derivative)	30,049	30,354
PineStreet Global Private Investment Trust 28-2	5,249	468
iM Asset General Private Securities Investment Trust No.55(Bond) *	50,000	50,169
KB Leaders Private Securities Fund 44(Bond-Derivatives)	50,000	30,088
Samsung Total Strategy Fixed Income Private Investment Trust 1(Bond-Derivatives)	100,000	48,411
DB Dream Big Private Securities Investment Trust No.5(Bond) *	30,000	30,047
Hana 1Q Mid-Short Term Credit Bond (A- or Higher) Active ETF(Bond) *	119,941	20,714
NH-Amundi Private Securities Investment Trust 51[Bond-Derivatives]	30,000	—
Mirae Asset Signature Privately Placed Investment Trust 6	30,000	—
Shinhan Institutional Discretionary Private Security Investment Trust No.4[Bond-Derivative]	30,000	9,847
Kiwoom Frontier Private Securities Fund 36(Bond-Derivatives)	30,000	—
KODEX KTB 10Y Futures Inverse ETF(Debt-Derivative)	190,323	173,666
KB Infra Development PrivateSpecial Asset Fund(SOC)	4,566	—
DB Mighty 26-09 Special Bond Active ETF	70,022	3,650
KB RISE KTB 3Y Futures ETF(Debt-Derivative)	25,091	49
Parent’s subsidiaries
KB Hanbando BTL Private Special Asset Fund No.1	—	18,052
KB Hope Sharing BTL Private Special Asset Fund	—	1,324
KB Intellectual Property Fund	—	110
KB Star Office Private Real Estate Feeder Fund No.4	—	3,240
KB New Renewable Energy Private Special Asset Fund No.1	—	1,776
Koreit BN Private Equity Fund	—	2,752
KB Europe Renewable Private Special Asset Fund No.2 (EUR)(SOC-FoFs)	331	2,000
KB Global Infrastructure Private Special Asset Fund No.6	—	653

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

40.7 Details of significant investment and withdrawal transactions with related parties for the years ended December 31, 2025 and 2024, are as follows: (cont’d)

	2025
(In millions of Korean won)	Equity investment and others	Withdrawal and others
KB BMO Senior Loan Private Special Asset Fund No.2 (USD)	—	9,882
KB Sinansan Line Private Special Asset Fund (SOC)	28,191	7,340
KB New Renewable Green New Deal Private Special Asset No.2	260	2,394
KB MCF Senior Loan Private Special Asset Fund No.3 (Loan-FoFs)	3,062	17,346
KB New Deal Infra Private Special Asset Fund	460	1,298
KB Star ESG Prime Mid-Short Bond Securities Feeder Fund(Bond) *	—	56,491
KB GK Project Private Special Asset Fund No.3	—	20,165
KB BMO Senior Loan Private Special Asset Fund No.4 (USD)	—	7,051
KB Core Blind Private Real Estate Fund No.2	—	421
KB Star Reits Private Real Estate Feeder Fund No.2 (FoFs)	—	4,617
KB NA Jefferies Private Special Asset Fund 1	18,706	5,372
KB Smart Scale-Up No.2 Fund	10,500	—
KB New Renewable Energy Private Special Asset Fund No.3	4,556	5,776
KB RISE Institutional USD MMF1(USD)	10,178	27,713
KB Senior Loan Private Fund No.5-1	—	41,222
KB Mezzanine Capital 4th Private Equity Fund	14,308	14,800
KB Core Plus Blind Private Real Estate Fund 1 (FoFs)	41,932	2,969
KB Korea Short Term Premium Private Securities Fund No.43(USD) *	—	43,914
KB Daegu Busan Highway Private Special Asset Fund(SOC)	—	6,662
KB NA Summit Private Special Asset fund 1(USD)(FoFs)	1,909	448
KB Star Mid Term G.B.F.I C-F Class (Bond) *	—	53,099
KB Innovative Growth Infra Private Special Asset Fund	12,458	136
KB Daegu Busan Highway Private Special Asset Fund No.2(SOC)	—	5,357
KB East-side Expressway Private Special Asset(SOC)	814	171
KB Global Senior Loan PrivateDebt 1(USD)	36,783	11,617
KB RISE KTB ETF(Bond)	99,776	21,012
KB IncomeFocus Blind Private RealEstate Fund 1(FoFs)	16,129	13
KB Senior Loan Private Fund No.6-1	64,576	1,098
KB RISE Mar2025 Term Credit ETF *	99,932	100,172
KB RISE Short Term Specialized Bank Bond Active ETF(Bond)	49,878	608
KB BMO Senior Loan Private Special Asset Fund No.6(USD)	20,433	298
KB RISE Active Korea Short Term Bond Market(AA-) ETF(Bond) *	149,948	151,521
KB RISE Credit Bond Securities ETF(Bond) *	49,942	30,696
KB Wise Star Private Real Estate21	22,248	576
KB Value Rise Blind Private RealEstate 1(FoFs)	17,095	—
KB BX Europe Infra Private SpecialAsset Fund No.1	15,891	—
KB Credit Capital Private Fund 1-1	28,568	492
KODEX 10Y F-LKTV INV	19,898	14,992
Associates
Korea Credit Bureau Co., Ltd.	—	90
Future Planning KB Start-up Creation Fund *	—	1,716
KB High-Tech Company Investment Fund *	—	3,172
Aju Good Technology Venture Fund	—	780
KB-KDBC Pre-IPO New Technology Business Investment Fund	—	1,560
KB Intellectual Property Fund No.2	—	3,000
KB Digital Innovation Investment Fund Limited Partnership	—	2,275
KB SPROTT Renewable Private Equity Fund No.1	—	5,535
KB Global Platform Fund	—	7,200

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

40.7 Details of significant investment and withdrawal transactions with related parties for the years ended December 31, 2025 and 2024, are as follows: (cont’d)

	2025
(In millions of Korean won)	Equity investment and others	Withdrawal and others
KB Pre-IPO New Technology Business Investment Fund No.2	—	5,110
KB Smart Scale-Up Fund	—	21,750
KB Digital Platform Fund	28,000	—
KB-SOLIDUS Healthcare Investment Fund	7,900	—
KB New Deal Innovation Fund	—	2,000
KB Prime Digital Platform Fund	3,250	—
KB Global Platform Fund No.2	8,000	—
Startup Korea KB Secondary Fund	4,500	—
Associates of Parent
Balhae Infrastructure Company	—	9,321
Associates of Parent’s subsidiaries
KB-Stonebridge Secondary Private Equity Fund	—	2,621
KB-NAU Special Situation Corporate Restructuring Private Equity Fund	1,200	1,478
KB Co-Investment Private Equity Fund No.1	3,380	2,898
KB-NP Green ESG New Technology Venture Capital Fund	2,610	852
KB-Badgers Future Mobility ESG Fund No.1	600	—
KB-SBI Global Advanced Strategy Private Equity Limited Partnership	6,810	—
KB IMM New Star Real Estate No.1 Private Equity Limited Partnership	7,913	2,272
KB-LB Middle Market Enterprises Innovation Private Equity Fund	3,213	—
KB IMM New Star Real Estate No.2 Private Equity Limited Partnership	7,862	37

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

40.7 Details of significant investment and withdrawal transactions with related parties for the years ended December 31, 2025 and 2024, are as follows: (cont’d)

	2024
(In millions of Korean won)	Equity investment and others	Withdrawal and others
Subsidiaries
KB FUND PARTNERS Co., Ltd.	18,302	—
KB Wise Star Private Real Estate Feeder Fund No.1*	—	3,900
Woori SafePlus Private Securities Fund S-8 *	—	104,733
KB Core Blind Private Real Estate Fund No.1	—	46,868
KB Global Private Real Estate Fund No.3 (USD) *	—	2,079
Samsung SRA Private Real Estate Investment Trust No.28D (FoFs)	—	1,628
KB Global Private Real Estate Fund No.10 (FoFs)	—	6,271
KTB Global CREDebt Private Investment Trust No.52 (USD)	—	5,641
Hyundai Invest KKR Europe Real Estate No.1-3 (EUR)	8,470	—
Vestas Private Real Estate Investment Trust No.69-3 (USD) (FoFs)	16,927	—
SHINHAN ASP PCF II Private Investment Trust No.2 (USD)	—	3,948
Vestas Europe Logistics General Private Real Estate Investment Trust No.73-1	20,752	782
Vestas Europe Logistics General Private Real Estate Investment Trust No.73-2	—	1,213
KB RISE KTB 10Y Futures Inverse ETF(Debt-Derivative)	129,668	68,581
VI ESG Private Securities Investment Trust No.1(Bond) *	—	56,454
SHINHAN AIM Private Real Estate Investment Trust No.26-C (USD)	10,876	3,718
IGIS HSBC UK Senior Direct Credit Private Investment Trust No.465-1	—	6,263
KB RISE KTB 3Y Futures Inverse ETF (Debt-Derivative)	219,708	151,797
RISE FKTB 5Y Duration Following ETF *	29,996	80,430
Mirae Asset ESG Infra Private Investment Trust 1	7,457	27
KB RISE USD Korean Paper Active ETF*	—	56,478
KB NA Sound Point Private Special Asset Fund 2 (USD)	15,291	2,002
KB Global Private Real Estate Debt Fund No.35(USD)(FoFs)	5,039	—
RISE Jun2025 Term Bank Credit Active ETF *	100,076	—
SAMSUNG KODEX 3Y F-KTB INVERSE ETF (Debt-Derivative)	10,129	—
KB RISE Mar2025 Term Credit ETF *	50,026	156,402
PineStreet Global Private Investment Trust 28-2	8,876	169
Parent’s subsidiaries
KB Investment Co., Ltd.	—	68
KB Hanbando BTL Private Special Asset Fund No.1	—	18,852
KB Hope Sharing BTL Private Special Asset Fund	—	1,321
KB Star Office Private Real Estate Feeder Fund No.4	—	2,887
KB New Renewable Energy Private Special Asset Fund No.1	—	1,786
KB Mezzanine Private Securities Fund No.3 *	—	21,572
Koreit BN Private Equity Fund	—	3,087
KB Europe Renewable Private Special Asset Fund No.2 (EUR)(SOC-FoFs)	286	876
KB Global Infrastructure Private Special Asset Fund No.6	10,033	223
KB BMO Senior Loan Private Special Asset Fund No.2 (USD)	—	10,850
KB Sinansan Line Private Special Asset Fund (SOC)	24,812	6,561
KB New Renewable Green New Deal Private Special Asset No.2	602	2,467
KB MCF Senior Loan Private Special Asset Fund No.3 (Loan-FoFs)	2,390	8,598
KB New Deal Infra Private Special Asset Fund	1,657	1,052
KB Global Commerce Private Equity Investment Fund *	—	7,139
KB GK Project Private Special Asset Fund No.3	—	21,379
KB BMO Senior Loan Private Special Asset Fund No.4 (USD)	—	4,243
KB Core Blind Private Real Estate Fund No.2	24,893	428
KB Star Reits Private Real Estate Feeder Fund No.2 (FoFs)	—	4,962

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

40.7 Details of significant investment and withdrawal transactions with related parties for the years ended December 31, 2025 and 2024, are as follows: (cont’d)

	2024
(In millions of Korean won)	Equity investment and others	Withdrawal and others
KB RISE US Short-Term IG Corporate Bond*	—	23,026
KB Korea Short Term Premium Private Securities Fund No.34(USD)(Bond) *	—	42,938
KB Korea Short Term Premium Private Securities Fund No.35(USD)(Bond) *	—	44,952
KB RISE Nov2025 Term Credit ETF *	—	53,762
KB RISE Money Market Active ETF(Bond) *	398,671	711,194
KB NA Jefferies Private Special Asset Fund 1	—	5,934
KB RISE Fixed Short-Term MSB ETF *	100,078	282,959
KB Smart Scale-Up No.2 Fund	4,500	—
KB New Renewable Energy Private Special Asset Fund No.3	6,377	1,196
KB RISE Institutional USD MMF1(USD)	—	27,615
KB Senior Loan Private Fund No.5-1	37,121	3,776
KB Mezzanine Capital 4th Private Equity Fund	12,975	—
KB Core Plus Blind Private Real Estate Fund 1 (FoFs)	—	961
KB Korea Short Term Premium Private Securities Fund No.43(USD) *	—	2,798
KB Daegu Busan Highway Private Special Asset Fund(SOC)	—	33,279
KB NA Summit Private Special Asset fund 1(USD)(FoFs)	5,300	—
KB Star Mid Term G.B.F.I C-F Class (Bond) *	50,000	—
KB Innovative Growth Infra Private Special Asset Fund	1,248	7
KB Daegu Busan Highway Private Special Asset Fund No.2(SOC)	39,990	2,113
KB East-side Expressway Private Special Asset(SOC)	4,550	—
KB Global Senior Loan PrivateDebt 1(USD)	11,993	—
Associates
Korea Credit Bureau Co., Ltd.	—	90
Future Planning KB Start-up Creation Fund *	—	4,000
Aju Good Technology Venture Fund	—	2,120
KB-KDBC Pre-IPO New Technology Business Investment Fund	—	300
KB-TS Technology Venture Private Equity Fund	—	1,320
KB Intellectual Property Fund No.2	—	2,550
KB Digital Innovation Investment Fund Limited Partnership	—	5,040
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund *	—	3,153
KB SPROTT Renewable Private Equity Fund No.1	—	8,349
KB Global Platform Fund	—	6,350
KB-UTC Inno-Tech Venture Fund	—	225
KB Pre-IPO New Technology Business Investment Fund No.2	—	2,590
KB Smart Scale-Up Fund	—	4,950
KB-KTB Technology Venture Fund	3,000	—
KB Digital Platform Fund	28,000	—
KB-SOLIDUS Healthcare Investment Fund	7,800	—
KB Prime Digital Platform Fund	2,600	—
KB Global Platform Fund No.2	12,000	—
Startup Korea KB Secondary Fund	4,500	—

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

40.7 Details of significant investment and withdrawal transactions with related parties for the years ended December 31, 2025 and 2024, are as follows: (cont’d)

	2024
(In millions of Korean won)	Equity investment and others	Withdrawal and others
Associate of Parent
Balhae Infrastructure Company	—	6,350
Associates of Parent’s subsidiaries
KB-Stonebridge Secondary Private Equity Fund	—	411
KB-NAU Special Situation Corporate Restructuring Private Equity Fund	2,988	3,379
KB Co-Investment Private Equity Fund No.1	7,940	2,769
KB-NP Green ESG New Technology Venture Capital Fund	5,940	—
KB-Badgers Future Mobility ESG Fund No.1	4,624	—
KB-SBI Global Advanced Strategy Private Equity Limited Partnership	3,373	—
KB IMM New Star Real Estate No.1 Private Equity Limited Partnership	8,530	—

*	Excluded from the Bank’s related parties as of December 31, 2025.

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

40.8 Acceptances and guarantees and unused commitments provided to related parties as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)		December 31, 2025	December 31, 2024
Subsidiaries
KB Microfinance Myanmar Co., Ltd.	Other commitments in foreign currency	10,762	17,640
KB PRASAC BANK PLC.	Loan commitments in foreign currency	286,980	294,000
PT Bank KB Indonesia Tbk.	Other commitments in foreign currency	430,470	441,000
Structured entity	Loan commitments in Korean won	5,470	5,602
	Purchase of securities	1,242,600	809,000
KB Global Private Real Estate Debt Fund No.35(USD)(FoFs)	Purchase of securities	18,439	24,104
KTB Global CREDebt Private Investment Trust No.52 (USD)	Purchase of securities	2,090	2,141
Hyundai Invest KKR Europe Real Estate No.1-3 (EUR)	Purchase of securities	5,392	7,091
Vestas Private Real Estate Investment Trust No.69-3 (USD) (FoFs)	Purchase of securities	6,599	14,797
SHINHAN ASP PCF II Private Investment Trust No.2 (USD)	Purchase of securities	—	2,297
IDMB UNITED PTE.LTD.	Loan commitments in foreign currency	28,698	29,400
	Other commitments in foreign currency	265,457	271,950
SMMK PTE.LTD.	Loan commitments in foreign currency	33,864	34,692
	Other commitments in foreign currency	264,596	271,068
TLDC PTE.LTD.	Loan commitments in foreign currency	14,349	14,700
	Other commitments in foreign currency	179,363	183,750
SHINHAN AIM Private Real Estate Investment Trust No.26-C (USD)	Purchase of securities	35,262	50,455
Mirae Asset ESG Infra Private Investment Trust 1	Purchase of securities	12,085	12,542
KB NA Sound Point Private Special Asset Fund 2 (USD)	Purchase of securities	9,486	12,788
PineStreet Global Private Investment Trust 28-2	Purchase of securities	14,323	20,053
KB Infra Development PrivateSpecial Asset Fund(SOC)	Purchase of securities	15,434	—
Parent’s subsidiaries
KB Investment Co., Ltd.	Purchase of securities	6,000	16,500
	Loss sharing agreements	1,000	1,000
KB Kookmin Card Co., Ltd.	Loan commitments in Korean won	820,000	820,000
	Other commitments in Korean won	1,700,000	1,700,000
	Other commitments in foreign currency	85,549	160,369

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

40.8 Acceptances and guarantees and unused commitments provided to related parties as of December 31, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)		December 31, 2025	December 31, 2024
KB Capital Co., Ltd.	Other commitments in foreign currency	—	5,464
KB Securities Co., Ltd.	Loan commitments in Korean won	138,969	140,000
	Other commitments in foreign currency	—	4,553
KB Insurance Co., Ltd.	Loan commitments in Korean won	20,000	20,000
KB Life Insurance Co., Ltd.	Loan commitments in Korean won	1,000	1,000
KB New Renewable Energy Private Special Asset Fund No.3	Purchase of securities	6,935	11,491
KB Europe Renewable Private Special Asset Fund No.2 (EUR)(SOC-FoFs)	Purchase of securities	1,664	1,831
KB Global Infrastructure Private Special Asset Fund No.6	Purchase of securities	966	966
KB BMO Senior Loan Private Special Asset Fund No.2 (USD)	Purchase of securities	17	17
KB BMO Senior Loan Private Special Asset Fund No.6(USD)	Purchase of securities	7,082	—
KB New Renewable Green New Deal Private Special Asset No.2	Purchase of securities	2,507	2,767
KB Sinansan Line Private Special Asset Fund (SOC)	Purchase of securities	118,691	146,883
KB MCF Senior Loan Private Special Asset Fund No.3 (Loan-FoFs)	Purchase of securities	10,258	11,662
KB New Deal Infra Private Special Asset Fund	Purchase of securities	1,564	2,024
KB GK Project Private Special Asset Fund No.3	Purchase of securities	23	23
KB Core Blind Private Real Estate Fund No.2	Purchase of securities	714	714
KB Mezzanine Capital 4th Private Equity Fund	Purchase of securities	14,763	29,071
KB NA Jefferies Private Special Asset Fund 1	Purchase of securities	7,662	25,506
KB Senior Loan Private Fund No.5-1	Purchase of securities	370	370
KB Senior Loan Private Fund No.6-1	Purchase of securities	15,424	—
KB Core Plus Blind Private Real Estate Fund 1 (FoFs)	Purchase of securities	—	41,932
KB Wise Star Private Real Estate21	Purchase of securities	27,753	—
KB Daegu Busan Highway Private Special Asset Fund(SOC)	Purchase of securities	31	31
KB Daegu Busan Highway Private Special Asset Fund No.2(SOC)	Purchase of securities	10	10
KB NA Summit Private Special Asset fund 1(USD)(FoFs)	Purchase of securities	21,195	23,640
KB Innovative Growth Infra Private Special Asset Fund	Purchase of securities	5,194	17,652
KB East-side Expressway Private Special Asset(SOC)	Purchase of securities	33,336	34,150
KB Global Senior Loan PrivateDebt 1(USD)	Purchase of securities	36,842	—
KB IncomeFocus Blind Private RealEstate Fund 1(FoFs)	Purchase of securities	33,871	—

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

40.8 Acceptances and guarantees and unused commitments provided to related parties as of December 31, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)		December 31, 2025	December 31, 2024
KB Value Rise Blind Private RealEstate 1(Fofs)	Purchase of securities	2,905	—
KB BX Europe Infra Private SpecialAsset Fund No.1	Purchase of securities	15,541	—
KB Credit Capital Private Fund 1-1	Purchase of securities	46,432	—
Associates
Incheon Bridge Co., Ltd.	Loan commitments in Korean won	20,000	20,000
KB Global Platform Fund No.2	Purchase of securities	18,000	26,000
All Together Korea Fund No.2	Purchase of securities	990,000	990,000
KB Digital Platform Fund	Purchase of securities	33,600	61,600
KB-SOLIDUS Healthcare Investment Fund	Purchase of securities	—	7,900
KB Prime Digital Platform Fund	Purchase of securities	—	3,250
Startup Korea KB Secondary Fund	Purchase of securities	21,000	25,500
Associate of Parent
Balhae Infrastructure Company	Loan commitments in Korean won	65,000	—
	Purchase of securities	6,154	6,154
Associates of Parent’s subsidiaries
TeamSparta Inc. *	Loan commitments in Korean won	—	1,000
Lemontree Inc.	Loan commitments in Korean won	450	—
WhaTap Laps Inc.	Loan commitments in Korean won	2,000	—
KB-NAU Special Situation Corporate Restructuring Private Equity Fund	Purchase of securities	308	1,508
KB Co-Investment Private Equity Fund No.1	Purchase of securities	440	3,820
KB-Badgers Future Mobility ESG Fund No.1	Purchase of securities	11,364	11,964
KB-NP Green ESG New Technology Venture Capital Fund	Purchase of securities	315	2,925
KB-SBI Global Advanced Strategy Private Equity Limited Partnership	Purchase of securities	9,817	16,627
KB IMM New Star Real Estate No.1 Private Equity Limited Partnership	Purchase of securities	3,558	11,471
KB IMM New Star Real Estate No.2 Private Equity Limited Partnership	Purchase of securities	12,138	—
Key management personnel	Loan commitments in Korean won	937	1,829

*	Excluded from the Bank’s related parties as of December 31, 2025.

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

40.9 Acceptances and guarantees and unused commitments provided by related parties as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)		December 31, 2025	December 31, 2024
Parent’s subsidiaries
KB Investment Co., Ltd.	Loss sharing agreements	3,314	5,564
KB Kookmin Card Co., Ltd.	Loan commitments in Korean won	78,343	76,749

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

40.10 Details of compensation to key management personnel for the years ended December 31, 2025 and 2024, are as follows:

	2025
(In millions of Korean won)	Short-term employee benefits	Post- employment benefits	Share-based payments	Total
Registered directors (executive)	1,929	18	2,500	4,447
Registered directors (non-executive)	400	—	—	400
Non-registered directors	9,160	337	15,698	25,195

	11,489	355	18,198	30,042

	2024
(In millions of Korean won)	Short-term employee benefits	Post- employment benefits	Share- based payments	Total
Registered directors (executive)	2,106	67	3,110	5,283
Registered directors (non-executive)	403	—	—	403
Non-registered directors	12,990	426	17,598	31,014

	15,499	493	20,708	36,700

40.11 Major types of transactions between the Bank and the related parties include deposit taking transactions, loan transactions such as general purpose loans, corporate purchase loans, B2B loans, etc., settlements of funds arising from overseas remittance, providing credit lines through the acceptance of letter of credit issued by the Bank, and overdraft accounts arising from net settlement agreement between the Bank and KB Kookmin Card Co., Ltd.

40.12 Details of collateral provided to related parties as of December 31, 2025 and 2024, are as follows:

		December 31, 2025		December 31, 2024
(In millions of Korean won)	Assets pledged *	Carrying amount	Collateralized amount	Carrying amount	Collateralized amount
Parent’s subsidiaries
KB Securities Co., Ltd.	Securities	81,064	81,000	108,669	108,891
KB Life Insurance Co., Ltd.	Securities	25,437	25,000	25,435	25,000
KB Insurance Co., Ltd.	Securities	50,000	50,000	50,000	50,000

*	Collaterals related to lease contracts arising from operating activities between related parties are excluded.

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

40.13 Details of collateral provided by related parties as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	Assets held as collateral *	December 31, 2025	December 31, 2024
Parent’s subsidiaries
KB Securities Co., Ltd.	Time deposits / Beneficiary right certificate	167,000	167,000
	Securities	225,014	20,000
	Real estate	31,200	31,200
KB Life Insurance Co., Ltd.	Time deposits	13,700	—
	Securities	65,412	54,155
	Real estate	49,761	34,138
KB Kookmin Card Co., Ltd.	Time deposits	24,348	24,198
KB Insurance Co., Ltd.	Securities	608,450	222,249
KB Star Office Private Real Estate Feeder Fund No.4	Real estate	24,000	24,000
KB Core Blind Private Real Estate Fund No.2	Real estate	58,240	—
KB Wise Star Private Real Estate22	Real estate	60,000	—
KB Wise Star Private Real Estate24	Real estate	50,160	—
KB Wise Star Private Real Estate28	Real estate	35,040	—
KB Logistics Blind Private Real Estate Fund No.1	Real estate	—	48,000
Associate of Parent
Star-Lord General Investors Private Real Estate Investment Company No.10	Real estate	180,000	—
Associates of Parent’s subsidiaries	Real estate
Semicolon Susong REITs Co., Ltd.	Trust	30,000	—
Key management personnel	Time deposits and others	683	1,411
	Real estate	7,727	7,949

*	Collaterals related to lease contracts arising from operating activities between related parties are excluded.

As of December 31, 2025, Incheon Bridge Co., Ltd., a related party, provides fund management account, civil engineering works insurance, and management and operations rights as senior collateral amounting to ~~W~~ 611,000 million to the project financing group consisting of the Bank and 5 other institutions, and as subordinated collateral amounting to ~~W~~ 384,800 million to subordinated debt holders consisting of the Bank and 2 other institutions. In addition, it provides certificates of credit guarantees amounting to ~~W~~ 400,000 million as collateral to the project financing group consisting of the Bank and 5 other institutions.

40.14 The amounts of debt securities and others purchased through KB Securities Co., Ltd. are ~~W~~ 10,734,429 million and ~~W~~ 8,981,924 million for the years ended December 31, 2025 and 2024, respectively, and the amounts of debt securities and others sold through KB Securities Co., Ltd. are ~~W~~ 10,324,889 million and ~~W~~ 8,148,942 million for the years ended December 31, 2025 and 2024, respectively. In addition, KB Securities Co., Ltd. acquired ~~W~~ 65,000 million of debentures issued by the Bank through underwriting for the years ended December 31, 2024.

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2025 and 2024

40.15 The amounts of bonds sold by Kookmin Bank through KB Insurance Co., Ltd. are ~~W~~ 161,415 million and ~~W~~ 326,136 million for the years ended December 31, 2025 and 2024, respectively.

40.16 The amounts of intangible assets and others purchased from KB Data System Co., Ltd. are ~~W~~ 24,535 million and ~~W~~ 16,627 million for the years ended December 31, 2025 and 2024, respectively.

40.17 The Bank has entered into CLS (Continuous Linked Settlement) service agreement with KB Securities Co., Ltd. and accordingly the Bank is able to provide intraday liquidity of USD 500 million on the condition of repayment on the day of payment.

41. Approval of Issuance of the Financial Statements

The issuance of the Bank’s financial statements as of and for the year ended December 31, 2025, was approved by the board of directors on February 27th, 2026.

Report on Independent Auditor’s

Review of Internal Control over Financial Reporting

(English Translation of a Report Originally Issued in Korean)

To the Board of Directors and Shareholders of

Kookmin Bank

We have reviewed the accompanying management’s report on the effectiveness of Internal Control over Financial Reporting (“ICFR”) of Kookmin Bank (the “Company”) as of December 31, 2025. The Company’s management is responsible for designing and operating ICFR and for its assessment of the effectiveness of ICFR. Our responsibility is to review the management’s report on the effectiveness of ICFR and issue a report based on our review. Management’s report on the effectiveness of ICFR of the Company states that “Based on the assessment results, Chief Executive Officer and ICFR Officer believe that the Company’s ICFR, as at December 31, 2025, is designed and operated effectively, in all material respects, in accordance with Conceptual Framework for Designing and Operating Internal Control over Financial Reporting.

Our review was conducted in accordance with ICFR review standards established by the Korean Institute of Certified Public Accountants. Those standards require that we plan and perform, in all material respects, the review of the management’s report on the effectiveness of ICFR to obtain a lower level of assurance than an audit. A review is to obtain an understanding of a company’s ICFR and consists principally of inquiries of management and, when deemed necessary, a limited inspection of underlying documents, which is substantially less in scope than an audit.

An entity’s ICFR is a process effected by those charged with governance, management, and other personnel, designed to provide reasonable assurance regarding the preparation of reliable financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS). An entity’s ICFR includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the entity; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS), and that receipts and expenditures of the entity are being made only in accordance with authorizations of management and directors of the entity; and (3) provide reasonable assurance regarding prevention, or timely detection and correction of unauthorized acquisition, use, or disposition of the entity’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, ICFR may not prevent, or detect and correct, misstatements. Also, projections of any assessment of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on our review, nothing has come to our attention that causes us to believe that management’s report on the effectiveness of ICFR, referred to above, is not presented fairly, in all material respects, in accordance with Standards for Evaluating and Reporting Internal Control over Financial Reporting.

Our review is based on the Company’s ICFR as of December 31, 2025, and we did not review management’s assessment of its ICFR subsequent to December 31, 2025. This report has been prepared pursuant to the Acts on External Audit for Stock Companies, etc. in Korea and may not be appropriate for other purposes or for other users.

/s/ Samil PricewaterhouseCoopers

Seoul, Korea

March 6, 2026

This report is effective as at March 6, 2026, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the Company’s internal control over financial reporting thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

Operating Status Report of

the Internal Control over Financial Reporting

To the Shareholder, Board of Directors and Audit Committee of Kookmin Bank

We, as the Chief Executive Officer and the Internal Accounting Manager of Kookmin Bank(“the Company”), assessed operating status of the Company’s Internal Control over Financial Reporting(“ICFR”) for the year ending December 31, 2025.

Design and operation of ICFR is the responsibility of the Company’s management, including the Chief Executive Officer and the Internal Accounting Manager(collectively, “We”, “Our” or “Us”).

We evaluated whether the Company effectively designed and operated its ICFR to prevent and detect errors or frauds which may cause a misstatement in financial statements to ensure preparation and disclosure of reliable financial information.

We used the ‘Conceptual Framework for Designing and Operating Internal Control over Financial Reporting’ established by the Operating Committee of Internal Control over Financial Reporting in Korea(the “ICFR Committee”) as the criteria for design and operation of the Company’s ICFR. And we conducted an evaluation of ICFR based on the Appendix 6 ‘Standards for Evaluating and Reporting on Internal Control over Financial Reporting’ for the Detailed Enforcement Rule of the Regulation on External Audit and Accounting.

Based on our assessment, we concluded that the Company’s ICFR is designed and operated effectively as of December 31, 2025, in all material respects, in accordance with the ‘Conceptual Framework for Designing and Operating Internal Control over Financial Reporting’.

We certify that this report does not contain any untrue statement of a fact, or omit to state a fact necessary to be presented herein. We also certify that this report does not contain or present any statements which might cause material misunderstandings of the readers, and we have reviewed and verified this report with sufficient care.

[Attachment] Internal Control Activities Performed by the Company to Respond to Fraud Risks Related to Misappropriation of Funds

February 20, 2026

Hwan Ju Lee,

Chief Executive Officer

Ki Won Seo,

Internal Accounting Manager

[Attachment] Internal Control Activities Performed by the Company to Respond to Fraud Risks Related to Misappropriation of Funds

Kookmin Bank (the “Company”) designs and operates Internal Control over Financial Reporting (“ICFR”) in accordance with the 「Conceptual Framework for Designing and Operating of Internal Control over Financial Reporting」, including programs for safeguarding of assets and fraud prevention to ensure the reliability of financial statements.

The control activities performed by the Company below summarize ‘the key control activities that are directly related to preventing or detecting fraud risks related to misappropriation of funds and others.’ among the controls designed for ICFR.

Category	Control Activities Performed by the Company	Results of Design and Operating Effectiveness Testing (Performing department, Timing of performance, etc.)

Entity-level controls

<Compliance with and Review of the Code of Ethics>

Executive officers and Employees submit a pledge of practice and compliance with the Code of Ethics posted on the internal network system, and the Compliance Initiative Department operates a system to identify and monitor executive officers’ and employees’ violations of laws and codes of conduct.

As a result of testing, no ‘material weaknesses’ were identified. • Compliance Initiative Department [Jun 2025, Nov 2025] • ICFR Team, Accounting Department [Aug 2025, Dec 2025]

<Risk Assessment and Review>

Potential issues embedded in the organization are identified and improved and supplemented by reviewing the risk factors of each unit organization and whether control procedures are implemented. For this purpose, the Risk Management Department, etc.1) operate procedures such as the integrated self-assessment of internal control and operational risk, and the risk assessment of Internal Control over Financial Reporting.

1)   Risk Management Department, Accounting Department, etc.

As a result of testing, no ‘material weaknesses’ were identified.

•

Risk Management Department, Accounting Department, etc. [Jun 2025, Nov 2025, Jan 2026]

•

ICFR Team, Accounting Department [Aug 2025, Dec 2025, Jan 2026]

<Compliance Reporting System>

The Internal Audit Department, etc.1) operate a proper reporting system for internal control and accounting fraud, etc., and manage reporting channels to maintain confidentiality of whistleblowers and to prevent disadvantage and discrimination against whistleblowers.

1)   Head Office Audit Department, Compliance Initiative Department

As a result of testing, no ‘material weaknesses’ were identified.

•

Head Office Audit Department, Compliance Initiative Department [Jun 2025, Nov 2025]

•

ICFR Team, Accounting Department [Aug 2025, Dec 2025]

Category	Control Activities Performed by the Company	Results of Design and Operating Effectiveness Testing (Performing department, Timing of performance, etc.)

Entity-level controls

<Internal Audit>

The Audit Committee oversees and ensures the Internal Audit Department1) to operate as an independent position within the organization by overseeing internal audit activities, and the Internal Audit Department1) has audit methodologies and reporting procedures to enhance the efficiency and objectivity of audit activities.

1)   Head Office Audit Department, Sales Audit Department, etc.

As a result of testing, no ‘material weaknesses’ were identified.

•

Head Office Audit Department, Sales Audit Department, etc. [Jun 2025, Nov 2025]

•

ICFR Team, Accounting Department [Aug 2025, Dec 2025]

<Ongoing monitoring and Self-Audit>

The Compliance Department, etc.1) assess the possibility and risk of major violations of laws and regulations and incident occurrence and perform the self-inspection system and ongoing monitoring procedures (continuous audit, compliance monitoring, special inspection, etc.).

1)   Compliance Initiative Department, Head Office Audit Department, etc.

As a result of testing, no ‘material weaknesses’ were identified.

•

Compliance Initiative Department, Head Office Audit Department, etc. [Jun 2025, Nov 2025]

•

ICFR Team, Accounting Department [Aug 2025, Dec 2025]

<Management of segregation of duties>

The department responsible for managing the rules on authorized approval, etc.1) clarifies job authorities such as authorized approval authority in accordance with the organization and allocation of duties rules, and prescribes and monitors prohibited concurrent duties to prevent financial incidents.

1)   Strategy Planning Department, Compliance Initiative Department, etc.

As a result of testing, no ‘material weaknesses’ were identified.

•

Strategy Planning Department, Compliance Initiative Department, etc. [Jun 2025, Nov 2025]

•

ICFR Team, Accounting Department [Aug 2025, Dec 2025]

<Mandatory Leave>

The Compliance Department, etc.1) operate a system to implement mandatory leave and special inspection accordingly for persons subject to mandatory leave, taking into account the possibility of fraud occurrence.

1)   Compliance Initiative Department, Capital Markets Initiative Department

As a result of testing, no ‘material weaknesses’ were identified.

•

Compliance Initiative Department, Capital Markets Initiative Department [Jun 2025, Nov 2025]

•

ICFR Team, Accounting Department [Aug 2025, Dec 2025]

Category	Control Activities Performed by the Company	Results of Design and Operating Effectiveness Testing (Performing department, Timing of performance, etc.)

Entity-level controls

<Job Rotation>

The Human Resources Department operates a system to restrict long-term service in accordance with the job rotation standards, and when additional approval is granted for long-term service personnel, a review of the controllability of financial incident risk and approval by the executive in charge of human resources are required.

As a result of testing, no ‘material weaknesses’ were identified. • Human Resources Department [Jun 2025, Nov 2025] • ICFR Team, Accounting Department [Aug 2025, Dec 2025]

Treasury controls

<Daily Closing Review>
Each branch reviews whether the holdings of cash, etc. agree with the cash settlement statement through daily closing procedures for fund and cash-handling transactions, and prevents and manages fund fraud and shortages/excesses through the approval and reporting system of the authorized approver1).

1)   Each General Manager(Branch), etc.

As a result of testing, no ‘material weaknesses’ were identified. • Each Branch, Deposit IT Development Department [Jun 2025, Nov 2025] • ICFR Team, Accounting Department [Aug 2025, Dec 2025]

<Management of Suspense Accounts>
When suspense accounts such as temporary receipts and temporary payments occur, the authorized approver1) of each Head Office department and branch reviews the cause of occurrence, etc. and approves it, and manages it to be properly cleared through periodic post monitoring procedures.

1)   Each Head of Department, General Manager(Branch), etc.

As a result of testing, no ‘material weaknesses’ were identified. • All Departments and Branches [Jun 2025, Nov 2025] • ICFR Team, Accounting Department [Aug 2025, Dec 2025]

<Management of Accounts in the Name of Head Office Departments or Branches>

Passbooks in the name of a Head Office departments or branches are registered and managed in the electronic management ledger, and deposited funds shall be immediately cleared to proper accounts; and in the case of cash payment, a legitimate reason is confirmed and approval of the authorized approver1) of each Head Office department or branch is obtained.

1)   Each Head of Department, General Manager(Branch), etc.

As a result of testing, no ‘material weaknesses’ were identified. • All Departments and Branches [Jun 2025, Nov 2025] • ICFR Team, Accounting Department [Aug 2025, Dec 2025]

Category	Control Activities Performed by the Company	Results of Design and Operating Effectiveness Testing (Performing department, Timing of performance, etc.)

Treasury controls	<Controls over Use of Seals>
	The Head Office department or branch that keeps seals manages seals by separately designating a seal manager and a seal affixing witness through an office duty assignment order, and the seal management supervisor in the General Affairs Department conducts regular monitoring of seal use by each Head Office department or branch and obtains approval of the head of the General Affairs Department.	As a result of testing, no ‘material weaknesses’ were identified. • General Affairs Department [Jun 2025, Nov 2025 • ICFR Team, Accounting Department [Aug 2025, Dec 2025]

<Review and Approval of Financing>

The authorized approver1) of the financing department2) approves after reviewing application documents such as the financing approval request and relevant supporting documents, and performs reconciliation review of the details of fund receipts on the same day.

1)   Each Head of Department, etc.

2)   Treasury Department, Trading/Capital Markets Platform Department, etc.

As a result of testing, no ‘material weaknesses’ were identified.

•

Treasury Department, Trading/Capital Markets Platform Department, etc. [Jun 2025, Nov 2025]

•

ICFR Team, Accounting Department [Aug 2025, Dec 2025]

<Verification of Principal and Interest Repayment Related to Financing>
Repayment of principal and interest on borrowings is approved by the authorized approver1) of the financing department2) after the application details in the system and relevant documents are reviewed, and after execution, agreement is confirmed through reconciliation of the repayment details with electronic vouchers and fund transfer details, etc.

1)   Each Head of Department, etc.

2)   Trading/Capital Markets Platform Department, Corporate Product Department, etc.

As a result of testing, no ‘material weaknesses’ were identified.

•

Trading/Capital Markets Platform Department, Corporate Product Department, etc. [Jun 2025, Nov 2025]

•

ICFR Team, Accounting Department [Aug 2025, Dec 2025]

<Approval of Fund Disbursements>
For fund disbursement transactions at each Head Office department or branch, disbursements are processed after reviewing budget allocation, transaction details, and counterparties, and obtaining approval from the authorized approver1) via disbursement resolution documents.

1)   Each Head of Department, General Manager(Branch), etc.

As a result of testing, no ‘material weaknesses’ were identified.

•

Management Information Development Department, General Affairs Department, etc. [Jun 2025, Nov 2025]

•

ICFR Team, Accounting Department [Aug 2025, Dec 2025]

Category	Control Activities Performed by the Company	Results of Design and Operating Effectiveness Testing (Performing department, Timing of performance, etc.)

Treasury controls

<Approval of Deposit Transactions>
Deposit transactions such as opening, termination, deposit, and withdrawal are allowed after reviewing application details, relevant documents, and appropriateness of the counterparty, and obtaining approval of the authorized approver1) of each branch, and post monitoring is performed through self-inspection, etc.

1)   Each General Manager(Branch), etc.

As a result of testing, no ‘material weaknesses’ were identified. • Each Branch, Deposit IT Development Department [Jun 2025, Nov 2025] • ICFR Team, Accounting Department [Aug 2025, Dec 2025]

<Loan Approval>
Access permissions to screens in the electronic system are segregated and managed according to duties related to the loan approval process, and loan approval is processed after confirming agreement between the loan amount, maturity, interest rate, etc. and the contract, and the appropriateness of all relevant documents, and obtaining approval of the authorized approver1) of each branch or credit department2).

1)   Each General Manager(Branch), Head of Department, etc.

2)   Each Branch, Investment Banking Department, etc.

As a result of testing, no ‘material weaknesses’ were identified. • Each Branch, Investment Banking Department, etc. [Jun 2025, Nov 2025] • ICFR Team, Accounting Department [Aug 2025, Dec 2025]

<Loan Execution (Loan Disbursement)>
Loan disbursement is executed after the appropriateness of loan execution is reviewed, based on required supporting documents and other necessary documentation, by personnel with segregated authorities, and after approval by the authorized approver1) of each branch or the credit department2).

1) Each General Manager(Branch), Head of Department, etc.

2) Each Branch, Loan Processing Center, etc.

As a result of testing, no ‘material weaknesses’ were identified. • Each Branch, Loan Processing Center, etc. [Jun 2025, Nov 2025] • ICFR Team, Accounting Department [Aug 2025, Dec 2025]
<Restrictions on Handling Improper Transactions>
	If suspicious signs of improper loan transactions are detected, they are registered in the electronic system, and the system automatically provides step-by-step warnings and transaction restrictions so that risks are managed.	As a result of testing, no ‘material weaknesses’ were identified. • Retail Credit Department, Corporate Product Department [Jun 2025, Nov 2025] • ICFR Team, Accounting Department [Aug 2025, Dec 2025]

Category	Control Activities Performed by the Company	Results of Design and Operating Effectiveness Testing (Performing department, Timing of performance, etc.)

Treasury controls

<Management of Principal and Interest Repayment for Loans and Management of Written-off Loans>

Amounts of principal and interest repayment for loans are automatically calculated in the system and repayment entries are recorded, thereby preventing errors arising from manual processing. For over-the-counter collection of principal and interest and the management of written-off loans, approval is made by the authorized approver1) of the credit management department2) after a separate appropriateness review, such as reconciliation between supporting documents and actual deposit details, and a review of the appropriateness of receivable write-off and sale.

1)   Each Head of Department, etc.

2)   Credit Management Department, Credit Management Support Center, etc.

As a result of testing, no ‘material weaknesses’ were identified.

•

Credit Management Department, Credit Management Support Center, etc. [Jun 2025, Nov 2025

•

ICFR Team, Accounting Department [Aug 2025, Dec 2025]

<Post-monitoring of Loans>
	After loan execution at branches, post monitoring of the appropriateness of loan handling is performed through procedures such as self-inspection, general manager(branch) review, and credit review.	As a result of testing, no ‘material weaknesses’ were identified. • Each Branch, Credit Review Department [Jun 2025, Nov 2025] • ICFR Team, Accounting Department

<Approval of Acquisition of Financial Instruments such as Securities and Derivatives>
Upon acquisition of securities and derivatives, etc., the authorized approver1) of each financial instrument department2) reviews and approves transaction appropriateness, etc. according to segregated job authorities (Front-Middle-Back Office, etc.) through supporting documents, etc.

1)   Each Head of Department, etc.

2)   Fixed Income Trading Department, Trading/Capital Markets Platform Department, etc.

As a result of testing, no ‘material weaknesses’ were identified.

•

Fixed Income Trading Department, Trading/Capital Markets Platform Department, etc. [Jun 2025, Nov 2025]

•

ICFR Team, Accounting Department [Aug 2025, Dec 2025]

Category	Control Activities Performed by the Company	Results of Design and Operating Effectiveness Testing (Performing department, Timing of performance, etc.)

Treasury controls

<Management of Disposal and Revenue Recognition for Financial Instruments such as Securities and Derivatives>
Disposal of securities and derivatives, etc. and revenue such as interest and dividends are managed through the system, and the authorized approver1) of the financial instrument department2) reviews and approves appropriateness of transaction details through review of supporting documents, etc.

1)   Each Head of Department, etc.

2)   Trading/Capital Markets Platform Department, Corporate Restructuring Department, etc.

As a result of testing, no ‘material weaknesses’ were identified.

•

Trading/Capital Markets Platform Department, Corporate Restructuring Department, etc. [Jun 2025, Nov 2025]

•

ICFR Team, Accounting Department [Aug 2025, Dec 2025]

<Monitoring of Financial Instruments such as Securities and Derivatives>
The appropriateness of granting authority and the operating status related to operation of securities and derivatives is reviewed and managed through monitoring, and approval procedures of the authorized approver1) of the financial instrument department2) are operated for the review details.

1) Each Head of Department, etc.

2) Fixed Income Trading Department, Market Trading Department, etc.

As a result of testing, no ‘material weaknesses’ were identified.

•

Fixed Income Trading Department, Market Trading Department, etc. [Jun 2025, Nov 2025]

•

ICFR Team, Accounting Department [Aug 2025, Dec 2025]

<Physical Custody of Financial Instruments such as Securities and Derivatives>
Securities are kept in an access-controlled environment, and existence and agreement with electronic ledgers and balances, etc. are reviewed through periodic physical inspection, and approval procedures of the authorized approver1) of the financial instrument department2) are operated for the review details.

1)   Each Head of Department, etc.

2)   Fixed Income Trading Department, Investment Banking Sales Support Department, etc.

As a result of testing, no ‘material weaknesses’ were identified.

•

Fixed Income Trading Department, Investment Banking Sales Support Department, etc. [Jun 2025, Nov 2025]

•

ICFR Team, Accounting Department [Aug 2025, Dec 2025]

Category	Control Activities Performed by the Company	Results of Design and Operating Effectiveness Testing (Performing department, Timing of performance, etc.)

Treasury controls

<Review of Receipt of Sales Commissions>
For sales commission income arising from sales activities, processing is performed after review and approval by the authorized approver1) of the sales department2) of the basis for calculating the amount and whether the commissions have been received.

1)   Each Head of Department, etc.

2)   Structured Finance Department, Investment Banking Sales Support Department

As a result of testing, no ‘material weaknesses’ were identified.

•

Structured Finance Department, Investment Banking Sales Support Department [Jun 2025, Nov 2025]

•

ICFR Team, Accounting Department [Aug 2025, Dec 2025]

•

The Control Activities performed by the Company and the results of evaluation of the design and operating effectiveness were prepared based on the department names in the organizational regulations as of December 31, 2025.

•

For the controls designed and operated by each department, evaluations of the design and operating effectiveness of controls are conducted by designating personnel within the same department, excluding the relevant control performers, as evaluators. Furthermore, the evaluation results of each department are independently reviewed by the department in charge of the Internal Control over Financial Reporting to ensure the objectivity and reliability of the assessment.